                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
                        -------

Post-Effective Amendment No.              (        )           / /
                         ------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 35      (File No. 811-7195)                      /X/
          ------

                        (Check appropriate box or boxes)

                     RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (previously AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                      RiverSource Life Insurance Company
            (previously American Enterprise Life Insurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

829 Ameriprise Financial Center, Minneapolis, MN         55474
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)  (Zip Code)

Depositor's Telephone Number, including Area Code  (612) 671-2237
--------------------------------------------------------------------------------

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
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the RiverSource Signature(SM) One Variable Annuity, RiverSource Signature(SM)
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One Select Variable Annuity, Wells Fargo Advantage(R) Builder Variable Annuity,
-------------------------------------------------------------------------------
Wells Fargo Advantage(R) Builder Select Variable Annuity and Wells Fargo
------------------------------------------------------------------------
Advantage(R) Variable Annuity described herein ("Contracts") on a new Form
--------------------------------------------------------------------------
N-4. Interests under the Contracts were previously registered on Form N-4
-------------------------------------------------------------------------
(File No. 333-85567). IDS Life Insurance Company ("IDS Life") became the
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issuer of the Contracts following the merger of its wholly-owned subsidiary,
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American Enterprise Life Insurance Company, with and into IDS Life. At the
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time of the merger, IDS Life was renamed RiverSource Life Insurance Company
---------------------------------------------------------------------------
("RiverSource Life"). As a result of the merger, American Enterprise Variable
-----------------------------------------------------------------------------
Annuity Account was transferred to RiverSource Life and changed its name to
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RiverSource Variable Annuity Account.
-------------------------------------

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE


SIGNATURE(SM) ONE SELECT VARIABLE ANNUITY


INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/ RIVERSOURCE MVA ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


This prospectus contains information that you should know before investing. Prospectuses are also available for:

AIM Variable Insurance Funds, Series II Shares                       Goldman Sachs Variable Insurance Trust (VIT)
AllianceBernstein Variable Products Series Fund, Inc. (Class B)      MFS(R) Variable Insurance Trust(SM) - Service Class
American Century(R) Variable Portfolios, Inc., Class II              Oppenheimer Variable Account Funds, Service Shares
Columbia Funds Variable Insurance Trust                              Putnam Variable Trust - Class IB Shares

Dreyfus Investment Portfolios, Service Share Class                   RiverSource(SM) Variable Portfolio Funds
Dreyfus Variable Investment Fund, Service Share Class                The Universal Institutional Funds, Inc., Class II Shares
Fidelity(R) Variable Insurance Products Service Class 2              Van Kampen Life Investment Trust Class II Shares
Franklin(R) Templeton(R) Variable Insurance Products                 Wanger Advisors Trust
  Trust (FTVIPT) - Class 2


Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits. Expense charges from contracts with purchase payment credits may be higher than charges for contracts without such credits. The amount of the credit may be more than offset by additional fees and charges associated with the credit. The credits may be reversed. (See "Purchase Payments Credits.")

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  1

RiverSource Life offers other variable annuity contracts in addition to the contract described in this prospectus. Each annuity has different features and optional benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to your annuity account values. The fees and charges you will pay when buying, owning and withdrawing money from the contract we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker dealer authorized to sell the contract described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may prohibit their investment professionals from offering the contract and/or optional benefits described herein to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described herein by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contract described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contract and/or optional riders described in this prospectus.


TABLE OF CONTENTS

KEY TERMS....................................................................3
THE CONTRACT IN BRIEF........................................................5
EXPENSE SUMMARY..............................................................7
CONDENSED FINANCIAL INFORMATION.............................................12
FINANCIAL STATEMENTS........................................................12
THE VARIABLE ACCOUNT AND THE FUNDS..........................................12
THE GUARANTEE PERIOD ACCOUNTS (GPAS)........................................24
THE FIXED ACCOUNT...........................................................25
BUYING YOUR CONTRACT........................................................27
CHARGES.....................................................................30
VALUING YOUR INVESTMENT.....................................................35
MAKING THE MOST OF YOUR CONTRACT............................................37
WITHDRAWALS.................................................................47
TSA -- SPECIAL WITHDRAWAL PROVISIONS........................................48
CHANGING OWNERSHIP..........................................................48
BENEFITS IN CASE OF DEATH...................................................48
OPTIONAL BENEFITS...........................................................51

THE ANNUITY PAYOUT PERIOD...................................................74
TAXES ......................................................................76
VOTING RIGHTS...............................................................79
SUBSTITUTION OF INVESTMENTS.................................................79
ABOUT THE SERVICE PROVIDERS.................................................80
ADDITIONAL INFORMATION......................................................82
APPENDIX A: EXAMPLE --
   MARKET VALUE ADJUSTMENT (MVA)............................................84
APPENDIX B: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDER FEE.....................................86
APPENDIX C: EXAMPLE -- WITHDRAWAL CHARGES...................................87
APPENDIX D: EXAMPLE -- DEATH BENEFITS.......................................90
APPENDIX E: EXAMPLE --
   ACCUMULATION PROTECTOR BENEFIT(SM) RIDER.................................93
APPENDIX F: EXAMPLE --
   GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER..........................95
APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT
   FOR LIFE(SM) RIDER -- ADDITIONAL RMD DISCLOSURE..........................97
APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT --
   RIDER B DISCLOSURE.......................................................99
APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --
   ADDITIONAL RMD DISCLOSURE...............................................104
APPENDIX J: EXAMPLE --
   GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER..................................105
APPENDIX K: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDERS.......................................107
APPENDIX L: EXAMPLE --
   BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER...............................112
APPENDIX M: EXAMPLE --
   BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER..........................114
APPENDIX N: CONDENSED FINANCIAL INFORMATION
   (UNAUDITED).............................................................116
TABLE OF CONTENTS OF THE
   STATEMENT OF ADDITIONAL INFORMATION.....................................126


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.



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2  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the one-year fixed account and the DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments and purchase payment credits or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments and purchase payment credits or transfer contract value to a GPA. These guaranteed rates and periods of time may vary by state. Unless an exception applies, transfers or withdrawals from a GPA done more than 30 days before the end of the guarantee period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its guarantee period.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


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4  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments and purchase payment credits to the GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts of the variable account under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans including IRAs and TSAs to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.") We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:


o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts.
      (p. 12)


o the GPAs, which earn interest at rates declared when you make an allocation to that account. Some states restrict the amount you can allocate to these accounts. The required minimum investment in each GPA is $1,000. These accounts may not be available in all states. (p. 24)

o the one-year fixed account, which earns interest at rates that we adjust periodically. There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies"). (p. 27 and p. 45)

o the DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account (see "DCA Fixed Account"). (p. 25)

BUYING YOUR CONTRACT: There are many factors to consider carefully and fully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER. When considering the purchase of a variable annuity and when choosing an optional benefit rider, you should always work with an investment professional you know and trust. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

After carefully reviewing this prospectus and any other disclosure materials you are provided, make sure you understand how the variable annuity and any optional benefit riders you choose work. Make sure that the annuity and any optional rider you are considering will meet both your current and anticipated future financial situation and needs. Some of the factors among others you may wish to consider before you buy a variable annuity or choose an optional benefit rider include:

o Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit.

o How long you plan to hold your annuity: The contract has withdrawal charges. (p. 7) Does the contract meet your current and anticipated future needs for liquidity?


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  5

o How and when you plan to take money from your annuity: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payments. In addition, certain withdrawals may be subject to a federal income tax penalty.
      (p. 76)


o Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.

o Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, this contract is not suitable for you and you should not buy it. (p. 43)

o If you can afford the contract: Are your annual income and assets adequate to buy the annuity and any optional benefit riders you may choose?

o The fees and expenses you will pay when buying, owning and withdrawing money from this contract. (p. 7)

Your investment professional will help you complete and submit an application. We are required by law to obtain certain personal information from you which will be used by us to verify your identity. If you do not provide us the information, we may not be able to issue your contract. If we are unable to verify your identity, we reserve the right to reject your application or take such other steps as we deem reasonable. Applications are subject to acceptance at our administrative office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract. (p.27)

MINIMUM INITIAL PURCHASE PAYMENT
      $25,000

MINIMUM ADDITIONAL PURCHASE PAYMENT
      $50 for Systematic Investment Plans (SIPs).
      $100 for any other type of payment.

MAXIMUM TOTAL PURCHASE PAYMENTS*
      $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless an exception applies. You may establish automated transfers among the accounts. Transfers into the DCA fixed account are not permitted. We reserve the right to limit transfers to the one year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p. 45)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Also, certain other restrictions may apply. (p. 47)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 48)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount based on the death benefit selected. (p. 48)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. Optional benefits may require the use of a model portfolio which may limit transfers and allocations; may limit the timing, amount and allocation of purchase payments; and may limit the amount of partial withdrawals that can be taken under the optional benefit during a contract year. (p. 51)


ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs and the DCA fixed account are not available during the payout period. (p. 74)



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6  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and non-qualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 76)


LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values and to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES


WITHDRAWAL CHARGE(1)

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

            YEARS FROM PURCHASE                  WITHDRAWAL CHARGE
              PAYMENT RECEIPT                        PERCENTAGE
                    1                                     8%
                    2                                     8
                    3                                     8
                    4                                     8
                    5                                     7
                    6                                     6
                    7                                     6
                    8                                     4
                    9                                     2
                    Thereafter                            0


(1)   For Connecticut, Florida, Georgia, Illinois, Mississippi, New Jersey,
      Pennsylvania, Utah and Washington contracts, the withdrawal charge schedule is modified as follows: Years 1-3 - 8%; Year 4 - 7%; Year 5 -
      6%; Year 6 - 4%; Year 7 - 3%; Year 8 - 2%; Year 9 - 1%; and Years 10+ -
      0%.



WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in the table below.

(See "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

IF YOUR AIR IS:                      THEN, YOUR DISCOUNT RATE PERCENT (%) IS:
3.5%                                                    6.6%
5.0                                                     8.1


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  7

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE ONE OF THE FOUR DEATH BENEFIT GUARANTEES. THE DEATH BENEFIT YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEE YOU PAY. THE TABLE BELOW SHOWS THE DEATH BENEFIT GUARANTEES AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

                                  MORTALITY AND      VARIABLE ACCOUNT      TOTAL VARIABLE
                                EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
ROP DEATH BENEFIT                     1.60%                 0.15%               1.75%
MAV DEATH BENEFIT                     1.80                  0.15                1.95
5% ACCUMULATION DEATH BENEFIT         1.95                  0.15                2.10
ENHANCED DEATH BENEFIT                2.00                  0.15                2.15

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                           $40
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

OPTIONAL DEATH BENEFITS

If eligible, you may select an optional death benefit in addition to the ROP and MAV Death Benefits. The fees apply only if you select one of these benefits.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE                            0.25%
BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE                       0.40%
(As a percentage of the contract value charged annually on the contract anniversary.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits if
                            ---
available in your state. Each optional living benefit requires the use of an asset allocation model. The fees apply only if you elect one of these benefits.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE                                              MAXIMUM: 1.75%   CURRENT: 0.55%
(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE                                       MAXIMUM: 1.50%   CURRENT: 0.65%
(Charged annually on the contract anniversary as a percentage of the contract value or the total Remaining Benefit Amount, whichever is greater.)

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE                                                MAXIMUM: 1.50%   CURRENT: 0.55%
(As a percentage of contract value charged annually on the contract anniversary.)

INCOME ASSURER BENEFIT(SM) - MAV RIDER FEE                                                MAXIMUM: 1.50%   CURRENT: 0.30%(1)
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE RIDER FEE                       MAXIMUM: 1.75%   CURRENT: 0.60%(1)
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE RIDER FEE     MAXIMUM: 2.00%   CURRENT: 0.65%(1)

(As a percentage of the guaranteed income benefit base charged annually on the contract anniversary.)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%,
      Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and
      Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base -- 0.75%.


------------------------------------------------------------------------------

8  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                     MINIMUM     MAXIMUM
Total expenses before fee waivers and/or expense reimbursements       0.53%       1.53%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                 GROSS TOTAL
                                                                                  MANAGEMENT  12b-1     OTHER       ANNUAL
                                                                                     FEES      FEES   EXPENSES     EXPENSES
AIM V.I. Basic Value Fund, Series II Shares                                          0.72%     0.25%    0.30%       1.27%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                                  0.75      0.25     0.34        1.34(1)
AIM V.I. Mid Cap Core Equity Fund, Series II Shares                                  0.72      0.25     0.31        1.28(1)
AllianceBernstein VPS Balanced Shares Portfolio (Class B)                            0.55      0.25     0.16        0.96(3)
AllianceBernstein VPS Growth and Income Portfolio (Class B)                          0.55      0.25     0.05        0.85(3)
AllianceBernstein VPS International Value Portfolio (Class B)                        0.75      0.25     0.12        1.12(3)
American Century VP Inflation Protection, Class II                                   0.49      0.25     0.01        0.75(3)
American Century VP International, Class II                                          1.13      0.25       --        1.38(3)
American Century VP Ultra(R), Class II                                               0.90      0.25     0.01        1.16(3)
American Century VP Value, Class II                                                  0.83      0.25       --        1.08(3)
Columbia High Yield Fund, Variable Series, Class B                                   0.55      0.25     0.37        1.17(4)
Columbia Small Cap Value Fund, Variable Series, Class B                              0.80      0.25     0.10        1.15(5)
Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares                 0.75      0.25     0.04        1.04(3)
Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares            0.75      0.25     0.06        1.06(3)
Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares              0.75      0.25     0.05        1.05(3)
Dreyfus Variable Investment Fund International Value Portfolio, Service Shares       1.00      0.25     0.20        1.45(3)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                              0.57      0.25     0.09        0.91(6)
Fidelity(R) VIP Growth Portfolio Service Class 2                                     0.57      0.25     0.10        0.92(6)
Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2                      0.36      0.25     0.12        0.73(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                    0.57      0.25     0.12        0.94(6)
Fidelity(R) VIP Overseas Portfolio Service Class 2                                   0.72      0.25     0.17        1.14(6)
FTVIPT Franklin Income Securities Fund - Class 2                                     0.46      0.25     0.02        0.73(7),(8)
FTVIPT Franklin Rising Dividends Securities Fund - Class 2                           0.62      0.25     0.02        0.89(7),(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                       0.48      0.25     0.28        1.01(7),(8)
FTVIPT Mutual Shares Securities Fund - Class 2                                       0.60      0.25     0.18        1.03(8)
FTVIPT Templeton Global Income Securities Fund - Class 2                             0.62      0.25     0.12        0.99(7)
FTVIPT Templeton Growth Securities Fund - Class 2                                    0.75      0.25     0.07        1.07(7),(8)
Goldman Sachs VIT Mid Cap Value Fund                                                 0.80        --     0.07        0.87(10)



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  9

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                                  MANAGEMENT  12b-1    OTHER      ANNUAL
                                                                                     FEES      FEES   EXPENSES   EXPENSES
MFS(R) Investors Growth Stock Series - Service Class                                 0.75%     0.25%    0.15%     1.15%(11),(12)
MFS(R) New Discovery Series - Service Class                                          0.90      0.25     0.16      1.31(11),(12)
MFS(R) Total Return Series - Service Class                                           0.75      0.25     0.09      1.09(11),(12)
MFS(R) Utilities Series - Service Class                                              0.75      0.25     0.15      1.15(11),(12)
Oppenheimer Capital Appreciation Fund/VA, Service Shares                             0.64      0.25     0.02      0.91(13)
Oppenheimer Global Securities Fund/VA, Service Shares                                0.63      0.25     0.04      0.92(13)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                            0.74      0.25     0.05      1.04(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                   0.69      0.25     0.02      0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                                     0.70      0.25     0.11      1.06(3)
Putnam VT International Equity Fund - Class IB Shares                                0.75      0.25     0.18      1.18(3)
Putnam VT Small Cap Value Fund - Class IB Shares                                     0.76      0.25     0.08      1.09(3)
Putnam VT Vista Fund - Class IB Shares                                               0.65      0.25     0.09      0.99(3)
RiverSource(SM) Variable Portfolio - Cash Management Fund                            0.33      0.13     0.16      0.62(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                           0.47      0.13     0.17      0.77(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                  0.67      0.13     0.16      0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                           1.09      0.13     0.31      1.53(14),(15),(16)
RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund      0.44      0.13     0.20      0.77(14),(15)
RiverSource(SM) Variable Portfolio - Growth Fund                                     0.62      0.13     0.17      0.92(14),(15),(16)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                            0.59      0.13     0.17      0.89(14),(15)
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                       0.61      0.13     0.23      0.97(14),(15)
RiverSource(SM) Variable Portfolio - International Opportunity Fund                  0.79      0.13     0.20      1.12(14),(15),(16)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                           0.55      0.13     0.14      0.82(14),(15),(16)
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                            0.56      0.13     0.53      1.22(14),(15),(16)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                             0.66      0.13     0.15      0.94(14),(15),(16)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                              0.22      0.13     0.18      0.53(14),(15)
RiverSource(SM) Variable Portfolio - Select Value Fund                               0.71      0.13     0.37      1.21(14),(15),(16)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund             0.48      0.13     0.18      0.79(14),(15)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                            0.96      0.13     0.20      1.29(14),(15)
Van Kampen Life Investment Trust Comstock Portfolio, Class II Shares                 0.56      0.25     0.03      0.84(3)
Van Kampen UIF U.S. Real Estate Portfolio, Class II Shares                           0.75      0.35     0.28      1.38(17)
Wanger International Small Cap                                                       0.95        --     0.18      1.13(3)
Wanger U.S. Smaller Companies                                                        0.90        --     0.05      0.95(3)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash.
      Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) Effective Jan. 1, 2005 through Dec. 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. With fee waivers, net expenses were 1.22% of average daily net assets for AIM
      V.I. Basic Value Fund, Series II Shares.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) On April 28, 2006, Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B. The Fund's advisor has contractually agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 0.60% through April 30, 2007. In addition, the Fund's distributor has contractually agreed to waive 0.19% of the 12b-1 fees through April 30, 2007. If these waivers were reflected in the table, total annual fund operating expenses would be 0.66%.



------------------------------------------------------------------------------

10  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

(5) The Fund's distributor has voluntarily agreed to reimburse the Fund for a portion of the Class B share 12b-1 fee so that the total annual fund operating expenses (exclusive of brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 1.10%. If this waiver were reflected in the table, the 12b-1 fee for Class B shares would be 0.20% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the distributor at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.88% for Fidelity(R) VIP Growth Portfolio Service Class 2, 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.02%) and 0.87%, respectively for FTVIPT Franklin Rising Dividends Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets for Goldman Sachs VIT Mid Cap Value Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.02% for RiverSource(SM)
      Variable Portfolio - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable Portfolio - Large Cap Value Fund, 0.04% for RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund, 0.07% for RiverSource(SM) Variable Portfolio - Select Value Fund and 0.02% for RiverSource(SM) Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund, 0.004% for RiverSource(SM) Variable Portfolio - Emerging Markets Fund, 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund and 0.04% for RiverSource(SM) Variable
      Portfolio - International Opportunity Fund.

(17) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The adviser has voluntarily agreed to waive a portion of or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expense such as foreign country tax expense and interest expense on borrowing, do not exceed 1.35%. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally, the distributor has agreed to voluntarily waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion. After these fee waivers/reimbursements, net expenses would have been 1.28% for Van Kampen UIF U.S. Real Estate Portfolio Class II Shares.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  11

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS(1). THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES(2), VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you select the MAV Death Benefit, Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base and the Benefit Protector(SM) Plus Death Benefit(3). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                              IF YOU DO NOT WITHDRAW YOUR CONTRACT
              IF YOU WITHDRAW YOUR CONTRACT                 OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
        AT THE END OF THE APPLICABLE TIME PERIOD:          AT THE END OF THE APPLICABLE TIME PERIOD:
       1 YEAR      3 YEARS     5 YEARS    10 YEARS         1 YEAR     3 YEARS     5 YEARS    10 YEARS
      $1,409.14   $2,645.90   $3,807.74   $6,375.40        $609.14   $1,845.90   $3,107.74   $6,375.40

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you select the ROP Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                              IF YOU DO NOT WITHDRAW YOUR CONTRACT
              IF YOU WITHDRAW YOUR CONTRACT                 OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
        AT THE END OF THE APPLICABLE TIME PERIOD:          AT THE END OF THE APPLICABLE TIME PERIOD:
       1 YEAR      3 YEARS     5 YEARS    10 YEARS         1 YEAR     3 YEARS     5 YEARS    10 YEARS
      $1,035.14   $1,524.25   $1,939.63   $2,652.35        $235.14   $ 724.25    $1,239.63   $2,652.35

(1)   For Connecticut, Florida, Georgia, Illinois, Mississippi, New Jersey,
      Pennsylvania, Utah and Washington contract holders, your expenses would be slightly lower due to the modified withdrawal charge schedule.

(2) In these examples, the $40 contract administrative charge is estimated as a .014% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

(3) Because this example is intended to illustrate the most expensive combination of contract features, the maximum annual fee for each optional rider is reflected rather than the fee that is currently being charged.

CONDENSED FINANCIAL INFORMATION


You can find unaudited condensed financial information for the subaccounts in Appendix N.

FINANCIAL STATEMENTS

You can find the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.


------------------------------------------------------------------------------

12  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM: Each underlying fund generally is available (unless we exclude it) to be a component fund of the asset allocation model portfolios (model portfolios) of the Portfolio Navigator (PN) Asset Allocation Program (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). Under the PN program, contract values are rebalanced on a quarterly basis and model portfolios are periodically updated. This quarterly rebalancing and periodic updating of the model portfolios can cause a component fund to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from a fund may increase the expenses attributable to the assets remaining in the fund. These expenses can adversely affect the performance of the relevant fund. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. Even if you do not participate in the PN program, a fund in which your subaccount invests may be impacted if it is a component fund of one or more model portfolios.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

      o   REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
          INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


          We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  13

          The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

          The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

          Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

          o Compensating, training and educating investment professionals who sell the contracts.

          o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

          o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

          o Providing sub-transfer agency and shareholder servicing to contract owners.

          o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

          o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

          o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

          o Subaccounting, transaction processing, recordkeeping and administration.

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

          o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

          o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

          o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

          o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


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14  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

UNLESS AN ASSET ALLOCATION PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PAYMENTS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Basic Value Fund,      Long-term growth of capital. Invests at least 65% of its       A I M Advisors, Inc.
Series II Shares                total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and are believed to be undervalued in relation to long-term earning power or other factors. The fund may invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Development    Long-term growth of capital. Invests primarily in securities   A I M Advisors, Inc.
Fund, Series II Shares          (including common stocks, convertible securities and bonds)
                                of Small- and medium-sized companies. The Fund may invest
                                up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core Equity    Long-term growth of capital. Invests normally at least 80%     A I M Advisors, Inc.
Fund, Series II Shares          of its net assets, plus the amount of any borrowings for
                                investment purposes, in equity securities, including
                                convertible securities, of medium sized companies. The fund may invest up to 20% of its net assets in equity securities of companies in other market capitalization ranges or in
                                investment grade debt securities. The fund may also invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS           Total return consistent with reasonable risk, through a        AllianceBernstein L.P.
Balanced Shares Portfolio       combination of income and longer-term growth of capital.
(Class B)                       Invests primarily in U.S. government and agency obligations, bonds, fixed-income senior securities (including short-and long-term debt securities and preferred stocks to the extent their value is attributable to their fixed-income
                                characteristics), and common stocks.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS Growth    Long-term growth of capital. Invests primarily in              AllianceBernstein L.P.
and Income Portfolio            dividend-paying common stocks of large, well-established,
(Class B)                       "blue chip" companies.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS           Long-term growth of capital. Invests primarily in a            AllianceBernstein L.P.
International Value Portfolio   diversified portfolio of equity securities of established
(Class B)                       companies selected from more than 40 industries and from
                                more than 40 developed and emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP Inflation   Long-term total return. To protect against U.S. inflation.     American Century Investment
Protection, Class II                                                                           Management, Inc.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP             Capital growth. Invests primarily in stocks of growing         American Century Global Investment
International, Class II         foreign companies in developed countries.                      Management, Inc.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP Ultra(R),   Long-term capital growth. Invests primarily in U.S.            American Century Investment
Class II                        companies, but there is no limit on the amount of assets the   Management, Inc.
                                Fund can invest in foreign companies.

------------------------------------------------------------------------------------------------------------------------------------


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  15

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
American Century VP Value,      Long-term capital growth, with income as a secondary           American Century Investment
Class II                        objective. Invests primarily in stocks of companies that       Management, Inc.
                                management believes to be undervalued at the time of
                                purchase.

------------------------------------------------------------------------------------------------------------------------------------
Columbia High Yield Fund,       High level of current income with capital appreciation as a    Columbia Management Advisors, LLC
Variable Series, Class B        secondary objective when consistent with the goal of high
                                current income. The Fund normally invests at least 80% of
                                its net assets (plus any borrowings for investment
                                purposes) in high yielding corporate debt securities, such as bonds, debentures and notes that are rated below
                                investment grade, or unrated securities which the Fund's
                                investment advisor has determined to be of comparable
                                quality. No more than 10% of the Fund's total assets will
                                normally be invested in securities rated CCC or lower by
                                S&P or Caa or lower by Moody's.

------------------------------------------------------------------------------------------------------------------------------------
Columbia Small Cap Value        Long-term growth by investing primarily in Smaller             Columbia Management Advisors, LLC
Fund, Variable Series,          capitalization (Small-cap) equities. Under normal market
Class B                         conditions, the Fund invests at least 80% of its net assets
                                (plus any borrowings for investment purposes) in
                                Small-cap stocks. When purchasing securities for the
                                Fund, the advisor generally chooses securities of companies it believes are undervalued. The Fund may invest up to 10%
                                of its assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios   The portfolio seeks investment results that are greater        The Dreyfus Corporation
MidCap Stock Portfolio,         than the total return performance of publicly traded common
Service Shares                  stocks of medium-sized domestic companies in the aggregate, as represented by the Standard & Poor's Midcap 400 Index.
                                The portfolio normally invests at least 80% of its assets
                                in stocks of mid-size companies. The portfolio invests in
                                growth and value stocks, which are chosen through a
                                disciplined investment process that combines computer
                                modeling techniques, fundamental analysis and risk
                                management. Consistency of returns compared to the S&P 400 is a primary goal of the investment process. The
                                portfolio's stock investments may include common stocks,
                                preferred stocks, convertible securities and depository
                                receipts, including those issued in initial public
                                offerings or shortly thereafter.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios   The portfolio seeks capital appreciation. The portfolio        The Dreyfus Corporation
Technology Growth Portfolio,    invests, under normal circumstances, at least 80% of its
Service Shares                  assets in the stocks of growth companies of any size that
                                Dreyfus believes to be leading producers or beneficiaries
                                of technological innovation. Up to 25% of the portfolio's
                                assets may be invested in foreign securities. The
                                portfolio's stock investments may include common stocks,
                                preferred stocks and convertible securities.

------------------------------------------------------------------------------------------------------------------------------------


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16  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment     The portfolio seeks long-term capital growth consistent        The Dreyfus Corporation - Fayez
Fund Appreciation Portfolio,    with the preservation of capital. Its secondary goal is        Sarofim & Co. is the portfolio's
Service Shares                  current income. To pursue these goals, the portfolio           sub-investment advisor
                                normally invests at least 80% of its assets in common
                                stocks. The portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding
                                global presence and the potential to achieve predictable,
                                above-average earnings growth.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment     The portfolio seeks long-term capital growth. To pursue        The Dreyfus Corporation
Fund International Value        this goal, the portfolio normally invests at least 80% of
Portfolio, Service Shares       its assets in stocks. The portfolio ordinarily invests most of its assets in securities of foreign companies which
                                Dreyfus considers to be value companies. The portfolio's
                                stock investments may include common stocks, preferred
                                stocks and convertible securities, including those
                                purchased in initial public offerings or shortly
                                thereafter. The portfolio may invest in companies of any
                                size. The portfolio may also invest in companies located in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R)   Seeks long-term capital appreciation. Normally invests         Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks. Invests in securities of           Company (FMR), investment manager;
                                companies whose value it believes is not fully recognized      FMR U.K. and FMR Far East,
                                by the public. Invests in either "growth" stocks or "value"    sub-investment advisers.
                                stocks or both. The fund invests in domestic and foreign
                                issuers.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth          Seeks to achieve capital appreciation. Normally invests        Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks. Invests in companies that it       Company (FMR), investment manager;
                                believes have above-average growth potential (stocks of        FMR U.K., FMR Far East,
                                these companies are often called "growth" stocks). The Fund    sub-investment advisers.
                                invests in domestic and foreign issuers.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment      Seeks as high of a level of current income as is consistent    Fidelity Management & Research
Grade Bond Portfolio            with the preservation of capital. Normally invests at least    Company (FMR), investment manager;
Service Class 2                 80% of assets in investment-grade debt securities (those of    FMR U.K., FMR Far East,
                                medium and high quality) of all types and repurchase           sub-investment advisers.
                                agreements for those securities.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap         Long-term growth of capital. Normally invests primarily in     Fidelity Management & Research
Portfolio Service Class 2       common stocks. Normally invests at least 80% of assets in      Company (FMR), investment manager;
                                securities of companies with medium market capitalizations.    FMR U.K., FMR Far East,
                                May invest in companies with Smaller or larger market          sub-investment advisers.
                                capitalizations. Invests in domestic and foreign issuers.
                                The Fund invests in either "growth" or "value" common
                                stocks or both.

------------------------------------------------------------------------------------------------------------------------------------


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  17

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas        Long-term growth of capital. Normally invests primarily in     Fidelity Management & Research
Portfolio Service Class 2       common stocks of foreign securities. Normally invests at       Company (FMR), investment manager;
                                least 80% of assets in non-U.S. securities.                    FMR U.K., FMR Far East, Fidelity
                                                                                               International Investment Advisors
                                                                                               (FIIA) and FIIA U.K., sub-investment
                                                                                               advisers.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income          Seeks to maximize income while maintaining prospects for       Franklin Advisers, Inc.
Securities Fund - Class 2       capital appreciation. The Fund normally may invests in both equity and debt securities. The Fund seeks income by
                                investing on corporate, foreign, and U.S. Treasury bonds as well as stocks with dividend yields the manager believes
                                are attractive.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Rising          Seeks long-term capital appreciation, with preservation of     Franklin Advisers, Inc.
Dividends Securities            capital as an important consideration. The Fund normally
Fund - Class 2                  invests at least 80% of its net assets in investments of
                                companies that have paid rising dividends, and normally
                                invests predominantly in equity securities.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small-Mid       Seeks long-term capital growth. The Fund normally invests      Franklin Advisers, Inc.
Cap Growth Securities           at least 80% of its net assets in investments of Small
Fund - Class 2                  capitalization (Small cap) and mid capitalization (mid
                                cap) companies. For this Fund, Small-cap companies are
                                those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the
                                Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with market
                                capitalization values not exceeding $8.5 billion at the
                                time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares            Seeks capital appreciation, with income as a secondary         Franklin Mutual Advisers, LLC
Securities Fund - Class 2       goal. The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund
                                normally invests primarily in undervalued stocks and to a
                                lesser extent in risk arbitrage securities and distressed
                                companies.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global         Seeks high current income, consistent with preservation of     Franklin Advisers, Inc.
Income Securities               capital, with capital appreciation as a secondary
Fund - Class 2                  consideration. The Fund normally invests mainly in debt
                                securities of governments and their political subdivisions and agencies, supranational organizations and companies
                                located anywhere in the world, including emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Growth         Seeks long-term capital growth. The Fund normally invests      Franklin Advisers, Inc.
Securities Fund - Class 2       primarily in equity securities of companies located
                                anywhere in the world, including those in the U.S. and in
                                emerging markets.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

18  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Mid Cap       Seeks long-term capital appreciation. The Fund invests,        Goldman Sachs Asset Management, L.P.
Value Fund                      under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at
                                time of purchase) ("Net Assets") in a diversified
                                portfolio of equity investments in mid-cap issuers with
                                public stock market capitalizations (based upon shares
                                available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap(R) Value Index at the time of investment.
                                If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the
                                Russell Midcap(R) Value Index is currently between $276
                                million and $14.9 billion. Although the Fund will invest
                                primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies. The Fund may invest in the
                                aggregate up to 20% of its Net Assets in companies with
                                public stock market capitalizations outside the range of
                                companies constituting the Russell Midcap(R) Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Growth Stock   Long-term growth of capital and future income. Invests at      MFS Investment Management(R)
Series - Service Class          least 80% of its net assets in common stocks and related
                                securities of companies which MFS(R) believes offer better than average prospects for long-term growth.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery Series -   Capital appreciation. Invests at least 65% of its net assets   MFS Investment Management(R)
Service Class                   in equity securities of emerging growth companies.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return Series -    Above-average income consistent with the prudent employment    MFS Investment Management(R)
Service Class                   of capital, with growth of capital and income as a secondary objective. Invests primarily in a combination of equity and fixed income securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -       Capital growth and current income. Invests primarily in        MFS Investment Management(R)
Service Class                   equity and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital             Capital appreciation. Invests in securities of well-known,     OppenheimerFunds, Inc.
Appreciation Fund/VA, Service   established companies.
Shares

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities   Long-term capital appreciation. Invests mainly in common       OppenheimerFunds, Inc.
Fund/VA, Service Shares         stocks of U.S. and foreign issuers that are "growth-type"
                                companies, cyclical industries and special situations that are considered to have appreciation possibilities.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  19

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street         Seeks capital appreciation. Invests mainly in common stocks    OppenheimerFunds, Inc.
Small Cap Fund/VA, Service      of Small-capitalization U.S. companies that the fund's
Shares                          investment manager believes have favorable business trends or prospects.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond      High level of current income principally derived from          OppenheimerFunds, Inc.
Fund/VA, Service Shares         interest on debt securities. Invests mainly in three market sectors: debt securities of foreign governments and
                                companies, U.S. government securities and lower-rated high yield securities of U.S. and foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences       Seeks capital appreciation. The fund pursues its goal by       Putnam Investment Management, LLC
Fund - Class IB Shares          investing mainly in common stocks of companies in the health sciences industries, with a focus on growth stocks. Under
                                normal circumstances, the fund invests at least 80% of its net assets in securities of (a) companies that derive at
                                least 50% of their assets, revenues or profits from the
                                pharmaceutical, health care services, applied research and development and medical equipment and supplies industries, or (b) companies Putnam Management thinks have the potential for growth as a result of their particular products,
                                technology, patents or other market advantages in the health sciences industries.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International         Seeks capital appreciation. The fund pursues its goal by       Putnam Investment Management, LLC
Equity Fund - Class IB Shares   investing mainly in common stocks of companies outside the
                                United States that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value       Seeks capital appreciation. The fund pursues its goal by       Putnam Investment Management, LLC
Fund - Class IB Shares          investing mainly in common stocks of U.S. companies, with a focus on value stocks. Under normal circumstances, the fund invests at least 80% of its net assets in Small companies
                                of a size similar to those in the Russell 2000 Value Index.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund - Class    Seeks capital appreciation. The fund pursues its goal by       Putnam Investment Management, LLC
IB Shares                       investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Maximum current income consistent with liquidity and           RiverSource Investments, LLC
Portfolio - Cash Management     stability of principal. Invests primarily in money market      (RiverSource Investments)
Fund                            instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                                certificates of deposit, bankers' acceptances, letters of
                                credit, and commercial paper, including asset-backed
                                commercial paper.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

20  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income while attempting to conserve      RiverSource Investments
Portfolio - Diversified Bond    the value of the investment and continuing a high level of
Fund                            income for the longest period of time. Under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the
                                Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate Bond Index
                                (Index), which are investment grade and denominated in U.S.
                                dollars. The Index includes securities issued by the U.S.
                                government, corporate bonds, and mortgage- and asset-backed securities. Although the Fund emphasizes high- and
                                medium-quality debt securities, it will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality (junk) bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income and, as a secondary goal,         RiverSource Investments
Portfolio - Diversified         steady growth of capital. Under normal market conditions,
Equity Income Fund              the Fund invests at least 80% of its net assets in
                                dividend- paying common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. The Fund's assets are primarily      RiverSource Investments, adviser;
Portfolio - Emerging Markets    invested in equity securities of emerging market companies.    Threadneedle International Limited,
Fund                            Under normal market conditions, at least 80% of the Fund's     an indirect wholly-owned subsidiary
                                net assets will be invested in securities of companies that    of Ameriprise Financial, subadviser.
                                are located in emerging market countries, or that earn 50%
                                or more of their total revenues from goods and services
                                produced in emerging market countries or from sales made in emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Total return that exceeds the rate of inflation over the       RiverSource Investments
Portfolio - Global Inflation    long-term. Non-diversified mutual fund that, under normal
Protected  Securities Fund      market conditions, invests at least 80% of its net assets
                                in inflation-protected debt securities. These securities
                                include inflation-indexed bonds of varying maturities
                                issued by U.S. and foreign governments, their agencies or
                                instrumentalities, and corporations.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. Invests primarily in common          RiverSource Investments
Portfolio - Growth Fund         stocks and securities convertible into common stocks that
                                appear to offer growth opportunities. These growth
                                opportunities could result from new management, market
                                developments, or technological superiority. The Fund may
                                invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High current income, with capital growth as a secondary        RiverSource Investments
Portfolio - High Yield          objective. Under normal market conditions, the Fund invests
Bond Fund                       at least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign
                                companies and governments.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  21

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High total return through current income and capital           RiverSource Investments
Portfolio - Income              appreciation. Under normal market conditions, invests
Opportunities Fund              primarily in income-producing debt securities with an
                                emphasis on the higher rated segment of the high-yield
                                (junk bond) market. The Fund will purchase only securities rated B or above, or unrated securities believed to be of
                                the same quality. If a security falls below a B rating, the
                                Fund may continue to hold the security.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Invests primarily in equity              RiverSource Investments, adviser;
Portfolio - International       securities of foreign issuers that offer strong growth         Threadneedle International Limited,
Opportunity Fund                potential. The Fund may invest in developed and in emerging    an indirect wholly-owned subsidiary
                                markets.                                                       of Ameriprise Financial, subadviser.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Under normal market conditions, the      RiverSource Investments
Portfolio - Large Cap Equity    Fund invests at least 80% of its net assets in equity
Fund                            securities of companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term growth of capital. Under normal market               RiverSource Investments
Portfolio - Large Cap Value     conditions, the Fund invests at least 80% of its net assets
Fund                            in equity securities of companies with a market
                                capitalization greater than $5 billion. The Fund may also
                                invest in income-producing equity securities and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Growth of capital. Under normal market conditions, the Fund    RiverSource Investments
Portfolio - Mid Cap Growth      invests at least 80% of its net assets in equity securities
Fund                            of mid capitalization companies. The investment manager
                                defines mid-cap companies as those whose market
                                capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell
                                Midcap(R) Growth Index.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. The Fund seeks to provide      RiverSource Investments
Portfolio - S&P 500 Index       investment results that correspond to the total return (the
Fund                            combination of appreciation and income) of large-
                                capitalization stocks of U.S. companies. The Fund invests
                                in common stocks included in the Standard & Poor's 500
                                Composite Stock Price Index (S&P 500). The S&P 500 is made up primarily of large-capitalization companies that
                                represent a broad spectrum of the U.S. economy.

------------------------------------------------------------------------------------------------------------------------------------

RiverSource Variable            Long-term growth of capital. Invests primarily in common       RiverSource Investments, adviser;
Portfolio - Select Value Fund   stocks, preferred stocks and securities convertible into       Systematic Financial Management, L.P.
                                common stocks that are listed on a nationally recognized       and WEDGE Capital Management L.L.P.,
                                securities exchange or traded on the NASDAQ National Market    subadvisers.
                                System of the National Association of Securities Dealers.
                                The Fund invests in mid-cap companies as well as companies with larger and Smaller market capitalizations.


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

22  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            A high level of current income and safety of principal         RiverSource Investments
Portfolio - Short Duration      consistent with an investment in U.S. government and
U.S. Government Fund            government agency securities. Under normal market
                                conditions, at least 80% of the Fund's net assets are
                                invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or
                                instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. Invests primarily in equity    RiverSource Investments, adviser;
Portfolio - Small Cap           securities. Under normal market conditions, at least 80% of    River Road Asset Management, LLC,
Value Fund                      the Fund's net assets will be invested in Small cap            Donald Smith & Co., Inc., Franklin
                                companies with market capitalization, at the time of           Portfolio  Associates LLC and Barrow,
                                investment, of up to $2.5 billion or that fall within the      Hanley,  Mewhinney & Strauss,
                                range of the Russell 2000(R) Value Index.                      Inc., subadvisers.

------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life Investment      Capital growth and income through investments in equity        Van Kampen Asset Management
Trust Comstock Portfolio,       securities, including common stocks, preferred stocks and
Class II Shares                 securities convertible into common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF U.S. Real        Above average current income and long-term capital             Morgan Stanley Investment Management
Estate Portfolio, Class II      appreciation. Invests primarily in equity securities of        Inc., doing business as Van Kampen.
Shares                          companies in the U.S. real estate industry, including real estate investment trusts.

------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small      Long-term growth of capital. Invests primarily in stocks of    Columbia Wanger Asset
Cap                             companies based outside the U.S. with market                   Management, L.P.
                                capitalizations of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller             Long-term growth of capital. Invests primarily in stocks of    Columbia Wanger Asset
Companies                       Small- and medium-size U.S. companies with market              Management, L.P.
                                capitalizations of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  23

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

Currently, unless an asset allocation program is in effect, you may allocate purchase payments and purchase payment credits to one or more of the GPAs with guarantee periods declared by us. These periods of time vary by state. The required minimum investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion (future rates). We will determine future rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guarantee periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We will not apply an MVA to contract value you transfer or withdraw out of the GPAs within 30 days before the end of the guarantee period. During this 30 day window you may choose to start a new guarantee period of the same length, transfer the contract value to a GPA of another length, transfer the contract value to any of the subaccounts or withdraw the contract value (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your guarantee period, our current practice is to automatically transfer the contract value into the shortest GPA term offered in your state.


------------------------------------------------------------------------------

24  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

We guarantee the contract value allocated to the GPAs, including interest credited, if you do not make any transfers or withdrawals from the GPAs prior to 30 days before the end of the guarantee period (30-day rule). At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you withdraw or transfer contract value from a GPA including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, or you elect an annuity payout plan while you have contract value invested in a GPA. We will refer to these transactions as "early withdrawals." The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to:

o transfers from a one-year GPA occurring under an automated dollar-cost averaging program or Interest Sweep Strategy;

o automatic rebalancing under any Portfolio Navigator model portfolio we offer which contains one or more GPAs. However, an MVA may apply if you transfer to a new Portfolio Navigator model portfolio;

o amounts applied to an annuity payout plan while a Portfolio Navigator model portfolio containing one or more GPAs is in effect;

o reallocation of your contract value according to an updated Portfolio Navigator model portfolio;

o     amounts withdrawn for fees and charges; or

o     amounts we pay as death claims.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. This is summarized in the following table:

              IF YOUR GPA RATE IS:                  THE MVA IS:
      Less than the new GPA rate + 0.10%             Negative
      Equal to the new GPA rate + 0.10%              Zero
      Greater than the new GPA rate + 0.10%          Positive

For examples, see Appendix A.

THE FIXED ACCOUNT (APPLIES TO CONTRACTS ISSUED ON OR AFTER MAY 1, 2006 AND IF AVAILABLE IN YOUR STATE)


The fixed account is our general account. Amounts allocated to the fixed account become part of our general account. The fixed account includes the one-year fixed account and the DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life.


The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ONE-YEAR FIXED ACCOUNT

Unless an asset allocation program is in effect, you may allocate purchase payments or transfer contract value to the one-year fixed account. The value of the one-year fixed account increases as we credit interest to the one-year fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit the one-year fixed account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment or you transfer contract value to the one-year fixed account. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies").


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  25

DCA FIXED ACCOUNT

You may allocate purchase payments to the DCA fixed account. You may not transfer contract value to the DCA fixed account.

You may allocate your entire initial purchase payment to the DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the DCA fixed account to your investment allocations monthly so that, at the end of the DCA fixed account term, the balance of the DCA fixed account is zero. The value of the DCA fixed account increases when we credit interest to the DCA fixed account, and decreases when we make monthly transfers from the DCA fixed account to your investment allocations. We credit interest only on the declining balance of the DCA fixed account; we do not credit interest on amounts that have been transferred from the DCA fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. Generally, we will credit the DCA fixed account with interest at the same annual effective rate we apply to one-year fixed account on the date we receive your purchase payment, regardless of the length of the term you select. We reserve the right to declare different annual effective rates:

o     for the DCA fixed account and the one-year fixed account;

o     for the DCA fixed accounts with terms of differing length;

o for amounts in the DCA fixed account you instruct us to transfer to the one-year fixed account;

o for amounts in the DCA fixed account you instruct us to transfer to the GPAs;

o for amounts in the DCA fixed account you instruct us to transfer to the subaccounts.

The interest rates in effect for the DCA fixed account when we receive your purchase payment are guaranteed for the length of the term. When you allocate an additional purchase payment to an existing DCA fixed account term, the interest rates applicable to that purchase payment will be the rates in effect for the DCA fixed account of the same term on the date we receive your purchase payment. For DCA fixed accounts with an initial term (or, in the case of an additional purchase payment, a remaining term) of less than twelve months, the net effective interest rates we credit to the DCA fixed account balance will be less than the declared annual effective rates.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

o     the DCA fixed account for a six month term;

o     the DCA fixed account for a twelve month term;

o     the model portfolio in effect;

o if no model portfolio is in effect, to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If you make a purchase payment while a DCA fixed account term is in progress, you may allocate your purchase payment among the following:

o to the DCA fixed account term(s) then in effect. Amounts you allocate to an existing DCA fixed account term will be transferred out of the DCA fixed account over the remainder of the term. For example, if you allocate a new purchase payment to an existing DCA fixed account term of six months when only two months remains in the six month term, the amount you allocate will be transferred out of the DCA fixed account over the remaining two months of the term;

o     to the model portfolio then in effect;

o if no model portfolio is in effect, then to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If no DCA fixed account term is in progress when you make an additional purchase payment, you may allocate it according to the rules above for the allocation of your initial purchase payment.

If you participate in a model portfolio, and you change to a different model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account to your newly-elected model portfolio.

If your contract permits, and you discontinue your participation in a model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account for the remainder of the term in accordance with your investment instructions to us to the one-year fixed account, the GPAs and the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").


------------------------------------------------------------------------------

26  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

You may discontinue any DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the DCA fixed account whose term you are ending to the asset allocation model portfolio in effect, or if no asset allocation model portfolio is in effect, in accordance with your investment instructions to us to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of your Contract -- Automated Dollar-Cost Averaging."

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our administrative office. As the owner, you have all rights and may receive all benefits under the contract. You may select a qualified or nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you apply, you may select (if available in your state):

o GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o     a beneficiary;

o     the optional Portfolio Navigator asset allocation program(1); and

o     one of the following Death Benefits:

      -   ROP Death Benefit;

      -   MAV Death Benefit(2);

      -   5% Accumulation Death Benefit(2); or

      -   Enhanced Death Benefit(2).

In addition, you may also select (if available in your state):

ANY ONE OF THE FOLLOWING OPTIONAL LIVING BENEFITS (ALL REQUIRE THE USE OF THE
    ---
PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM):

o     Accumulation Protector Benefit(SM) rider

o     Guarantor Withdrawal Benefit for Life(SM) rider(3),(4)

o     Income Assurer Benefit(SM) - MAV rider(5)

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider(5)

o Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider(5)

EITHER OF THE FOLLOWING OPTIONAL DEATH BENEFITS:

o     Benefit Protector(SM) Death Benefit rider(6)

o     Benefit Protector(SM) Plus Death Benefit rider(6)

(1)   There is no additional charge for this feature.

(2) Available if both you and the annuitant are age 79 or younger at contract issue. The 5% Accumulation Death Benefit and Enhanced Death Benefit are not available with Benefit Protector(SM) and Benefit Protector(SM) Plus Death Benefit riders.

(3) Available if you and the annuitant are age 80 or younger at contract issue.

(4) In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may select the Guarantor(SM) Withdrawal Benefit rider which is available if you and the annuitant are age 79 or younger at contract issue.

(5)   Available if the annuitant is age 75 or younger at contract issue.

(6) Available if you and the annuitant are age 75 or younger at contract issue. Not available with the 5% Accumulation Death Benefit or Enhanced Death Benefit.

The contract provides for allocation of purchase payments to the GPAs, the one-year fixed account, the DCA fixed account and/or to the subaccounts of the variable account in even 1% increments subject to the $1,000 required minimum investment for the GPAs. The amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish an automated dollar-cost averaging arrangement with respect to the purchase payment according to procedures currently in effect. We reserve the right to further limit purchase payment allocations to the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  27

If your application is complete, we will process it and apply your purchase payment to the GPAs, one-year fixed account, the DCA fixed account and subaccounts you selected within two business days after we receive it at our administrative office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). You must make an initial purchase payment of $25,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities on the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 90th(1) birthday or the tenth contract anniversary, if purchased after age 80(1).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th(1) birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

(1) Applies to contracts purchased on or after May 1, 2006, in most states. For all other contracts, the retirement date must be no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75. Ask your investment professional which retirement date applies to you.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM INITIAL PURCHASE PAYMENT
      $25,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS
      $50 for SIPs.
      $100 for any other type of payment.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*
      $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.



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28  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

PURCHASE PAYMENT CREDITS

You will receive a purchase payment credit with every payment you make to your contract. We apply this credit immediately. We allocate the credit to the GPAs, the one-year fixed account, the DCA fixed account and subaccounts in the same proportions as your purchase payment. We apply the credit as a percentage of your current payment based on the following schedule:

     IF TOTAL NET PAYMENTS* MADE DURING        THEN THE PURCHASE PAYMENT
     THE LIFE OF THE CONTRACT EQUALS ...      CREDIT PERCENTAGE EQUALS ...
        $25,000 to less than $100,000                       4%
        $100,000 to less than $250,000                      5
        $250,000 and over                                   6

*     Net payments equal total payments less total withdrawals.

If you make any additional payments that cause the contract to become eligible for a higher percentage credit, we will add credits to your prior payments (less total withdrawals). We allocate credits according to the purchase payment allocation on the date we add the credits to the contract.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

To the extent a death benefit, annuitization or withdrawal payment includes purchase payment credits applied within twelve months preceding: (1) the date of death that results in a lump sum death benefit under this contract; or (2) the date of annuitization (for contracts issued on or after May 1, 2006, and if available in your state); or (3) a request for withdrawal charge waiver due to "Contingent events" (see "Charges -- Contingent events"), we will assess a charge, similar to a withdrawal charge, equal to the amount of the purchase payment credits. The amount we pay to you under these circumstances will always equal or exceed your withdrawal value. The amount returned to you under the free look provision also will not include any credits applied to your contract.

Because of these higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is available because of lower costs associated with larger sized contracts and through revenue from a higher and longer withdrawal charge schedule, a higher contract administrative charge and a higher mortality and expense risk fee. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  29

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contact is fully withdrawn. We prorate this charge among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. Some states also limit any contract charge allocated to the fixed account.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the fixed account. We cannot increase these fees.

These fees are based on the death benefit guarantee that applies to your contract.

                                                            MORTALITY AND
                                                          EXPENSE RISK FEE
ROP Death Benefit                                               1.60%
MAV Death Benefit                                               1.80
5% Accumulation Death Benefit                                   1.95
Enhanced Death Benefit                                          2.00

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge will cover sales and distribution expenses.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE

We charge an annual fee of 0.55% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the fee from the contract value on the contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Accumulation Protector Benefit(SM) rider, you may not cancel it and the fee will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.


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30  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

Currently, the Accumulation Protector Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Accumulation Protector Benefit(SM) rider charge will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge;

(b) you choose the elective spousal continuation step up after we have exercised our rights to increase the rider charge.

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE

We charge an annual fee of 0.65% of the greater of the contract anniversary value or the total Remaining Benefit Amount (RBA) for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Guarantor Withdrawal Benefit for Life(SM) rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the RBA or the Annual Lifetime Payment (ALP) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor Withdrawal Benefit for Life(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor Withdrawal Benefit for Life(SM) rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor Withdrawal Benefit for Life(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to exercise the annual elective step up before the third contract anniversary, the Guarantor Withdrawal Benefit for Life(SM) rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective annual step up;

(b) you choose elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE

THIS FEE INFORMATION APPLIES TO BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H) UNLESS OTHERWISE NOTED.

We charge an annual fee of 0.55% of contract value for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the one-year fixed account, and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  31

Once you elect the Guarantor(SM) Withdrawal Benefit rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the Remaining Benefit Amount (RBA) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor(SM) Withdrawal Benefit rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor(SM) Withdrawal Benefit rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor(SM) Withdrawal Benefit rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to step up before the third contract anniversary, the Guarantor(SM) Withdrawal Benefit rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective step up;

(b) you choose the spousal continuation step up under Rider A after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

INCOME ASSURER BENEFIT(SM) RIDER FEE

We charge an annual fee for this optional feature only if you select it. We determine the fee by multiplying the guaranteed income benefit base by the charge for the Income Assurer Benefit(SM) rider you select. There are three Income Assurer Benefit(SM) rider options available under your contract (see "Optional Benefits -- Income Assurer Benefit(SM) Riders") and each has a different guaranteed income benefit base calculation. The charge for each Income Assurer Benefit(SM) is as follows:

                                                                                MAXIMUM     CURRENT
Income Assurer Benefit(SM) - MAV                                                 1.50%      0.30%(1)
Income Assurer Benefit(SM) - 5% Accumulation Benefit Base                        1.75       0.60(1)
Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base      2.00       0.65(1)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%,
      Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and
      Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base -- 0.75%.

We deduct the fee from the contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently the Income Assurer Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate charge for each model portfolio for new contract owners but not to exceed the maximum charges shown above. We cannot change the Income Assurer Benefit(SM) rider charge after the rider effective date, unless you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge and/or charge a separate charge for each model portfolio. If you choose to change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge for new contract owners, you will pay the charge that is in effect on the valuation date we receive your written request to change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

For an example of how each Income Assurer Benefit(SM) rider fee is calculated, see Appendix B.


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32  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value before annuity payouts begin, we may deduct a withdrawal charge. As described below, a withdrawal charge applies to each purchase payment you make. The withdrawal charge lasts for 9 years. (See "Expense Summary.")

You may withdraw an amount during any contract year without a withdrawal charge. We call this amount the Total Free Amount (TFA). The TFA varies depending on whether your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider:

CONTRACTS WITHOUT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greater of:


o     10% of the contract value on the prior contract anniversary(1); or


o     current contract earnings.

CONTRACTS WITH GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o the greater of the Remaining Benefit Payment or the Remaining Annual Lifetime Payment.

CONTRACTS WITH GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o     the Remaining Benefit Payment.

(1) We consider your initial purchase payment and purchase payment credit to be the prior contract anniversary's contract value during the first contract year.

Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below.

A withdrawal charge will apply if the amount you withdraw includes any of your prior purchase payments that are still within their withdrawal charge schedule. To determine whether your withdrawal includes any of your prior purchase payments that are still within their withdrawal charge schedule, we withdraw amounts from your contract in the following order:

1. We withdraw the TFA first. We do not assess a withdrawal charge on the TFA.

2. We withdraw purchase payments not previously withdrawn, in the order you made them: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn. By applying this "first-in, first-out" rule, we do not assess a withdrawal charge on purchase payments that we received prior to the number of years stated in the withdrawal charge schedule you select when you purchase the contract. We only assess a withdrawal charge on purchase payments that are still within the withdrawal charge schedule you selected.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  33

EXAMPLE: Each time you make a purchase payment under the contract, a withdrawal charge schedule attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to the withdrawal charge schedule shown in your contract. (THE WITHDRAWAL CHARGE PERCENTAGES FOR THE 9-YEAR WITHDRAWAL CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY.") For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 6%. At the beginning of the ninth year after that purchase payment is made, and thereafter, there is no longer a withdrawal charge as to that payment.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage (see "Expense Summary"), and then adding the total withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. A partial withdrawal that includes contract value taken from the Guarantee Period Accounts may also be subject to a Market Value Adjustment (see "Guarantee Period Accounts -- Market Value Adjustment"). We pay you the amount you request.

For an example, see Appendix C.

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of the contract value on the prior contract anniversary to the extent it exceeds contract earnings;

o if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, the greater of your contract's Remaining Benefit Payment or Remaining Annual Lifetime Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o if you elected the Guarantor(SM) Withdrawal Benefit rider, your contract's Remaining Benefit Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required amount calculated under your specific contract currently in force; and

o contracts settled using an annuity payout plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to withdraw the value of your remaining annuity payments, we will assess a withdrawal charge.)

o withdrawals made as a result of one of the "Contingent events"* described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period;* and

o     death benefits.*

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in a table in the "Expense Summary." (See "The Annuity Payout Period -- Annuity Payout Plans.")

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.


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34  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin but we reserve the right to deduct this tax at other times, such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS

We value the amounts you allocated to the GPAs directly in dollars. The value of a GPA equals:

o the sum of your purchase payments and transfer amounts allocated to the GPAs;

o     plus any purchase payment credits allocated to the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --  Accumulation Protector Benefit(SM) rider;

      --  Guarantor Withdrawal Benefit for Life(SM) rider;

      --  Guarantor(SM) Withdrawal Benefit rider;

      --  Income Assurer Benefit(SM) rider;

      --  Benefit Protector(SM) rider; or

      --  Benefit Protector(SM) Plus rider.

THE FIXED ACCOUNT

THE FIXED ACCOUNT INCLUDES THE ONE-YEAR FIXED ACCOUNT AND THE DCA FIXED
ACCOUNT.

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

o the sum of your purchase payments plus purchase payment credits allocated to the one-year fixed account and the DCA fixed account, and transfer amounts to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -   Accumulation Protector Benefit(SM) rider;

      -   Guarantor Withdrawal Benefit for Life(SM) rider;

      -   Guarantor(SM) Withdrawal Benefit rider;

      -   Income Assurer Benefit(SM) rider;

      -   Benefit Protector(SM) rider; or

      -   Benefit Protector(SM) Plus rider.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  35

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      -   Accumulation Protector Benefit(SM) rider;

      -   Guarantor Withdrawal Benefit for Life(SM) rider;

      -   Guarantor(SM) Withdrawal Benefit rider;

      -   Income Assurer Benefit(SM) rider;

      -   Benefit Protector(SM) rider; or

      -   Benefit Protector(SM) Plus rider.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


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36  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year GPA or the one-year fixed account to one or more subaccounts. Automated transfers are not available for GPA terms of two or more years. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn on the one-year GPA will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                               NUMBER
By investing an equal number                                 AMOUNT         ACCUMULATION      OF UNITS
of dollars each month ...                    MONTH          INVESTED         UNIT VALUE       PURCHASED
                                              Jan             $100              $20             5.00
you automatically buy more                    Feb              100               18             5.56
units when the per unit                       Mar              100               17             5.88
market price is low ...       ----------->    Apr              100               15             6.67
                                              May              100               16             6.25
                                              Jun              100               18             5.56
                                              Jul              100               17             5.88
and fewer units when the per                  Aug              100               19             5.26
unit market price is high.    ----------->    Sept             100               21             4.76
                                              Oct              100               20             5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when a Portfolio Navigator model portfolio is in effect. However, subject to certain restrictions, dollar-cost averaging is available for use through the DCA fixed account. See the "DCA Fixed Account" and "Portfolio Navigator Asset Allocation Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under a Portfolio Navigator model portfolio (see "Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program" below).


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  37

As long as you are not participating in a Portfolio Navigator model portfolio, asset rebalancing is available for use with the DCA fixed account (see "DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the DCA fixed account, you must terminate the asset rebalancing program or the DCA fixed account, as you may choose.

ASSET ALLOCATION PROGRAM

For contracts purchased before May 1, 2006, we offered an asset allocation program called Portfolio Navigator. You could elect to participate in the asset allocation program, and there is no additional charge. If you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of the rider.

This asset allocation program allows you to allocate your contract value to a model portfolio that consists of subaccounts and may include certain GPAs and/or the one-year fixed account (if available under the asset allocation program), which represent various asset classes. By spreading your contract value among these various asset classes, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will occur.

Asset allocation does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. If you choose or are required to participate in the asset allocation program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool that can help you determine which model portfolio is suited to your needs based on factors such as your investment goals, your tolerance for risk, and how long you intend to invest.

Currently, there are five model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. You are allowed to request a change to another model portfolio twice per contract year. Each model portfolio specifies allocation percentages to each of the subaccounts and any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the asset allocation program, you authorize us to invest your contract value in the subaccounts and any GPAs and/or one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. You also authorize us to automatically rebalance your contract value quarterly beginning three months after the effective date of your contract in order to maintain alignment with the allocation percentages specified in the model portfolio.

Special rules will apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio); and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio (see "Guarantee Period Accounts -- Market Value Adjustment").

Under the asset allocation program, the subaccounts, any GPAs and/or the one-year fixed account (if included) that make up the model portfolio you selected and the allocation percentages to those subaccounts, any GPAs and/or the one-year fixed account (if included) will not change unless we adjust the composition of the model portfolio to reflect the liquidation, substitution or merger of an underlying fund, a change of investment objective by an underlying fund or when an underlying fund stops selling its shares to the variable account. We reserve the right to change the terms and conditions of the asset allocation program upon written notice to you.

If permitted under applicable securities law, we reserve the right to:

o reallocate your current model portfolio to an updated version of your current model portfolio; or

o     substitute a fund of funds for your current model portfolio.

We also reserve the right to discontinue the asset allocation program. We will give you 30 days' written notice of any such change.

If you elected to participate in the asset allocation program, you may discontinue your participation in the program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the asset allocation program will end. You can elect to participate in the asset allocation program again at any time.


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38  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

REQUIRED USE OF ASSET ALLOCATION PROGRAM WITH ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you are required to participate in the asset allocation program because you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you may not discontinue your participation in the asset allocation program unless permitted by the terms of the rider as summarized below:

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the asset allocation program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM

The Portfolio Navigator Asset Allocation Program (PN program) described in this section replaces the previously offered asset allocation program described above for owners of all contracts purchased on or after May 1, 2006 and for contract owners who choose to move from the previously offered asset allocation program to the PN program or who add the PN program on or after May 1, 2006. The PN program is available for nonqualified annuities and for qualified annuities.

The PN program allows you to allocate your contract value to a PN program model portfolio that consists of subaccounts, each of which invests in a fund with a particular investment objective (underlying fund), and may include certain GPAs and/or the one-year fixed account (if available under the PN program) that represent various asset classes (allocation options). The PN program also allows you to periodically update your model portfolio or transfer to a new model portfolio. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider (if available in your state, otherwise the Guarantor(SM) Withdrawal Benefit rider) or Income Assurer Benefit(SM) rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

SERVICE PROVIDERS TO THE PN PROGRAM. RiverSource Investments, an affiliate of ours, serves as non-discretionary investment adviser for the PN program solely in connection with the development of the model portfolios and periodic updates of the model portfolios. In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program. In its role as investment adviser to the PN program, RiverSource Investments relies upon the recommendations of a third party service provider. In developing and updating the model portfolios, RiverSource Investments reviews the recommendations, and the third party's rationale for the recommendations, with the third party service provider. RiverSource Investments also conducts periodic due diligence and provides ongoing oversight with respect to the process utilized by the third party service provider. For more information on RiverSource Investment's role as investment adviser for the PN program, please see the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The Disclosure Document is delivered to contract owners at the time they enroll in the PN program.

Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. RiverSource Investments may replace Morningstar Associates and may hire additional firms to assist with the development and periodic updates of the model portfolios in the future. Also, RiverSource Investments may elect to develop and periodically update the model portfolios without the assistance of a third party service provider.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  39

The criteria used in developing and updating the model portfolios do not guarantee or predict future performance. Neither Morningstar Associates nor RiverSource Investments, in connection with their respective roles, provides any individualized investment advice to contract owners regarding the application of a particular model portfolio to his or her circumstances. Contract owners are solely responsible for determining whether any model portfolio is appropriate.

We identify to Morningstar Associates the universe of allocation options that can be included in the model portfolios and, in limited circumstances, underlying funds of such allocation options (the universe of allocation options). The universe of allocation options may not include all allocation options available under your contract. We may modify from time to time such universe of allocation options. These modifications may reflect instructions from, or respond to actions taken by, any party making an allocation option available to us. For example, we may modify the universe of allocation options in response to the liquidation, merger or other closure of a fund. Once we identify this universe of allocation options to Morningstar Associates, neither RiverSource Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

In identifying the universe of allocation options, we and our affiliates, including RiverSource Investments, are subject to competing interests that may influence the allocation options we propose. These competing interests involve compensation that RiverSource Investments or its affiliates may receive as the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options as well as compensation we or an affiliate of ours may receive for providing services in connection with the RiverSource Variable Portfolio Funds and such allocation options or their underlying funds. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that RiverSource Investments does not advise are included in model portfolios.

As an affiliate of RiverSource Investments, the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options, we may have an incentive to identify the RiverSource Variable Portfolio Funds and such allocation options for consideration as part of a model portfolio over unaffiliated funds. In addition, RiverSource Investments, in its capacity as investment adviser to the RiverSource Variable Portfolio Funds, monitors the performance of the RiverSource Variable Portfolio Funds. In this role, RiverSource Investments may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Portfolio Funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Portfolio Fund. RiverSource Investments also may believe that certain RiverSource Variable Portfolio Funds may benefit from additional assets or could be harmed by redemptions. All of these factors may impact RiverSource Investment's view regarding the composition and allocation of a model portfolio.

RiverSource Investments' role as investment adviser to the PN program in connection with the development and updating of the model portfolios, and our identification of the universe of allocation options to Morningstar Associates for consideration, may influence the allocation of assets to or away from allocation options that are affiliated with, or managed or advised by RiverSource Investments or its affiliates.

RiverSource Investments, we or another affiliate of ours may receive higher compensation from certain unaffiliated funds that RiverSource Investments does not advise or manage. (See "Expense Summary -- Annual Operating Expenses of the Funds" and "The Variable Account and the Funds -- The Funds.") Therefore, we may have an incentive to identify these unaffiliated funds to Morningstar Associates for inclusion in the model portfolios. In addition, we or an affiliate of ours may receive higher compensation from certain GPAs or the one-year fixed account than from other allocation options. We therefore may have an incentive to identify these allocation options to Morningstar Associates for inclusion in the model portfolios.

Some officers and employees of RiverSource Investments are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.


PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help determine which model portfolio most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the asset mix reflected in the model portfolio you select after completing the investor questionnaire is appropriate to your ability to withstand investment risk. Neither RiverSource Life nor RiverSource Investments is responsible for your decision to participate in the PN program, your selection of a specific model portfolio or your decision to change to an updated or different model portfolio.



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40  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

Currently, there are five PN model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. Each model portfolio specifies allocation percentages to each of the subaccounts, any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the PN program, you instruct us to invest your contract value in the subaccounts, any GPAs and/or the one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. By participating in the PN program, you also instruct us to automatically rebalance your contract value quarterly in order to maintain alignment with these allocation percentages.

Special rules apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio);

o no MVA will apply if you reallocate your contract value according to an updated model portfolio; and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio.

      (See "Guarantee Period Accounts -- Market Value Adjustment.")

If you initially allocate qualifying purchase payments to the DCA fixed account, when available (see "DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the DCA fixed account into the model portfolio you have chosen.

Each model portfolio is evaluated periodically by Morningstar Associates, which may then provide updated recommendations to RiverSource Investments. As a result, the model portfolios may be updated from time to time (typically annually) with new allocation options and allocation percentages. When these reassessments are completed and changes to the model portfolios occur, you will receive a reassessment letter. This reassessment letter will notify you that the model portfolio has been reassessed and that, unless you instruct us not to do so, your contract value, less amounts allocated to the DCA fixed account, is scheduled to be reallocated according to the updated model portfolio. The reassessment letter will specify the scheduled reallocation date and will be sent to you at least 30 days prior to this date. Based on the written authorization you provided when you enrolled in the PN program, if you do not notify us otherwise, you will be deemed to have instructed us to reallocate your contract value, less amounts allocated to the DCA fixed account, according to the updated model portfolio. If you do not want your contract value, less amounts allocated to the DCA fixed account, to be reallocated according to the updated model portfolio, you must provide written or other authorized notification as specified in the reassessment letter.

In addition to this periodic reassessment and reallocation of the model portfolios, you may also request a change to your model portfolio up to twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes include changing to a different model portfolio at any time or requesting to reallocate according to the updated version of your existing model portfolio other than according to the reassessment process described above. If your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make, subject to state restrictions. If your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider and you make such a change (other than a scheduled periodic reallocation), we may charge you a higher fee for your optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider.

RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall.

By spreading your contract value among various allocation options under the PN program, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. Although each model portfolio is intended to optimize returns given various levels of risk tolerance, a model portfolio may not perform as intended. A model portfolio, the allocation options and market performance may differ in the future from historical performance and from the assumptions upon which the model portfolio is based, which could cause the model portfolio to be ineffective or less effective in reducing volatility.

Investment performance of your contract value could be better or worse by participating in the PN program than if you had not participated. A model portfolio may perform better or worse than any single fund or allocation option or any other combination of funds or allocation options. The performance of a model portfolio depends on the performance of the component funds. In addition, the timing of your investment and automatic rebalancing may affect performance.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  41

Quarterly rebalancing and periodic updating of the model portfolios can cause their component funds to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from the funds may increase the expenses attributable to the assets remaining in the funds. These expenses can adversely affect the performance of the relevant funds and of the model portfolios. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. (See also the description of competing interests in the section titled "Service Providers to the PN Program" above.) For additional information regarding the risks of investing in a particular fund, see that fund's prospectus.

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes the right to offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios. If permitted under applicable securities law, we reserve the right to substitute a fund of funds for your current model portfolio. We also reserve the right to discontinue the PN program. We will give you 30 days' written notice of any such change.

In addition, RiverSource Investments has the right to terminate its investment advisory agreement with you upon 30 days' written notice. If RiverSource Investments terminates its investment advisory agreement with you and other participants in the PN program, we would either have to find a replacement investment adviser or terminate the PN program unless otherwise permitted by applicable law, regulations or positions of the SEC staff.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you purchase the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of each rider.

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the PN program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER: The Guarantor Withdrawal Benefit for Life(SM) rider requires that your contract value be invested in one of the model portfolios for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make. Because you cannot terminate the Guarantor Withdrawal Benefit for Life(SM) rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may purchase the Guarantor(SM) Withdrawal Benefit rider. Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.


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42  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

OPTIONAL PN PROGRAM

If you do not select the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider with your contract, you may elect to participate in the PN program.

Unless we agree otherwise, you may only elect the PN program at contract issue. You may cancel your participation in the PN program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the PN program will end. You can elect to participate in the PN program again at any time.

You will also cancel the PN program if you initiate transfers other than transfers to one of the current model portfolios or transfers from the DCA fixed account (see "DCA Fixed Account"). Partial withdrawals do not cancel the PN program. The PN program will terminate on the date you make a full withdrawal from your contract or on your retirement date.

TRANSFERRING BETWEEN ACCOUNTS

The transfer rights discussed in this section do not apply while a Portfolio Navigator model portfolio is in effect.

You may transfer contract value from any one subaccount, GPAs, the one-year fixed account or the DCA fixed account to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account. You may not transfer contract value to the DCA fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  43

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the funds and harm contract owners.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we can not guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.


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44  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to an MVA. The amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account being greater than 30% of the contract value. Transfers out of the one-year fixed account are limited to 30% of one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater. We reserve the right to further limit transfers to or from the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the guarantee period will receive a MVA, which may result in a gain or loss of contract value, unless an exception applies (see "The Guarantee Period Account (GPAs) -- Market Value Adjustment (MVA)").

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the GPAs will be effective on the valuation date we receive it.

o You may not transfer contract values from the subaccounts, the GPAs, or the one-year fixed account into the DCA fixed account. However, you may transfer contract values from the DCA fixed account to any of the investment options available under your contract, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPA, as described above. (See "DCA Fixed Account.")

o Once annuity payouts begin, you may not make transfers to or from the GPAs or the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. When annuity payments begin, you must transfer all contract value out of your GPAs and the DCA fixed account.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  45

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals: Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your subaccounts, one-year fixed account or GPAs or automated partial withdrawals from the GPAs, one-year fixed account, DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals: $100 monthly
                          $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                Contract value or entire account balance
Withdrawals:              $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


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46  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges, or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan
E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your partial withdrawals in any contract year exceed the permitted withdrawal amount under the terms of the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your benefits under the rider may be reduced (see "Optional Benefits").

In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will automatically withdraw from all your subaccounts, GPAs, the DCA fixed account and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value. You may request that a partial withdrawal be taken from one or more investment options unless an asset allocation is in effect for your contract. After executing a partial withdrawal, the value in each subaccount or GPA must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      --  the NYSE is closed, except for normal holiday and weekend closings;

      --  trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  47

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --  you are at least age 59 1/2;

      --  you are disabled as defined in the Code;

      --  you severed employment with the employer who purchased the contract;
          or

      --  the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have an Income Assurer Benefit(SM) and/or Benefit Protector(SM) Plus, the riders will terminate upon transfer of ownership of your annuity contract. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders will continue upon transfer of ownership of the annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are four death benefit options under your contract. You must select one of the following death benefits:

o     ROP Death Benefit;

o     MAV Death Benefit;

o     5% Accumulation Death Benefit;

o     Enhanced Death Benefit.

If it is available in your state and if both you and the annuitant are 79 or younger at contract issue, you can elect any one of the above death benefits. If either you or the annuitant are 80 or older at contract issue, the ROP Death Benefit will apply. Once you elect a death benefit, you cannot change it. We show the death benefit that applies in your contract. The death benefit you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under each option, we will pay the death benefit, less any purchase payment credits subject to reversal added to the contract in the last 12 months, to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you choose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


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48  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

      ADJUSTED PARTIAL WITHDRAWALS (CALCULATED FOR ROP AND MAV DEATH BENEFITS)

                             PW X DB
                           = -------
                               CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus adjusted partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and purchase payment credits and reduce the MAV by adjusted partial withdrawals. Every contract anniversary after that prior to the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

5% VARIABLE ACCOUNT FLOOR: is the sum of the value of the GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o the amounts allocated to the subaccounts and the DCA fixed account at issue increased by 5%;

o plus any subsequent amounts allocated to the subaccounts and the DCA fixed account;

o minus adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts or the DCA fixed account and subtract adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

      5% VARIABLE ACCOUNT FLOOR ADJUSTED TRANSFERS OR ADJUSTED PARTIAL
      WITHDRAWALS

                          PWT X VAF
                        = ---------
                             SV

      PWT = the amount transferred from the subaccounts or the DCA fixed account or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts or the DCA fixed account.

      VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

      SV = value of the subaccounts and the DCA fixed account on the date of (but prior to) the transfer of partial withdrawal.

The amount of purchase payment and purchase payment credits (if applicable) withdrawn from or transferred from any subaccount or fixed account (if applicable) or GPA account is calculated as (a) times (b) where:

(a) is the amount of purchase payment and purchase payment credits (if applicable) in the account or subaccount on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount transferred or withdrawn from the account or subaccount to the value in the account or subaccount on the date of (but prior to) the current withdrawal or transfer.

For contracts issued in New Jersey, the cap on the variable account floor is 200% of the sum of the purchase payments and purchase payment credits allocated to the subaccounts that have not been withdrawn or transferred out of the subaccounts.

NOTE: The 5% variable account floor is calculated differently and is not the same value as the Income Assurer Benefit(SM) 5% Variable Account Floor.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP Death Benefit is the basic death benefit to the contract that will pay your beneficiaries no less than your purchase payments and purchase payment credits, adjusted for withdrawals. If you or the annuitant die before annuity payouts begin and while this contract is in force, the death benefit will be the greater of these two values:

1.    contract value; or

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals.

The ROP Death Benefit will apply unless you select one of the alternative death benefits described immediately below.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  49

IF AVAILABLE IN YOUR STATE AND BOTH YOU AND THE ANNUITANT ARE AGE 79 OR YOUNGER AT CONTRACT ISSUE, YOU MAY SELECT ONE OF THE DEATH BENEFITS DESCRIBED BELOW AT THE TIME YOU PURCHASE YOUR CONTRACT. THE DEATH BENEFITS DO NOT PROVIDE ANY ADDITIONAL BENEFIT BEFORE THE FIRST CONTRACT ANNIVERSARY AND MAY NOT BE APPROPRIATE FOR ISSUE AGES 75 TO 79 BECAUSE THE BENEFIT VALUES MAY BE LIMITED AFTER AGE 81. BE SURE TO DISCUSS WITH YOUR SALES REPRESENTATIVE WHETHER OR NOT THESE DEATH BENEFITS ARE APPROPRIATE FOR YOUR SITUATION.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.    the MAV on the date of death.

5% ACCUMULATION DEATH BENEFIT

The 5% Accumulation Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.    the 5% variable account floor.

ENHANCED DEATH BENEFIT

The Enhanced Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these four values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals;

3.    the MAV on the date of death; or

4.    the 5% variable account floor.

For an example of how each death benefit is calculated, see Appendix D.

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and Benefit Protector(SM) Plus riders, if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


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50  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and the Benefit Protector(SM) Plus riders, if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five-year payout or if death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

OPTIONAL LIVING BENEFITS

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

The Accumulation Protector Benefit(SM) rider is an optional benefit that you may select for an additional charge. The Accumulation Protector Benefit(SM) rider may provide a guaranteed contract value at the end of the specified waiting period on the benefit date, but not until then, under the following circumstances:

---------------------------------------------------------------------------------------------------------
                                                      THEN YOUR ACCUMULATION PROTECTOR BENEFIT(SM) RIDER
ON THE BENEFIT DATE, IF:                              BENEFIT IS:
---------------------------------------------------------------------------------------------------------
The Minimum Contract Accumulation Value (defined      The contract value is increased on the benefit date
below) as determined under the Accumulation           to equal the Minimum Contract Accumulation Value as
Protector Benefit(SM) rider is greater than your      determined under the Accumulation Protector
contract value,                                       Benefit(SM) rider on the benefit date.
---------------------------------------------------------------------------------------------------------
The contract value is equal to or greater than the    Zero; in this case, the Accumulation Protector
Minimum Contract Accumulation Value as determined     Benefit(SM) rider ends without value and no benefit
under the Accumulation Protector Benefit(SM) rider,   is payable.
---------------------------------------------------------------------------------------------------------

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit(SM) rider will terminate without value and no benefits will be paid. EXCEPTION: If you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit(SM) rider on the valuation date your contract value reached zero.

If this rider is available in your state, you may elect the Accumulation Protector Benefit(SM) at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit(SM) rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit(SM) rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further fees for the rider will be deducted. The Accumulation Protector Benefit(SM) may not be purchased with the optional Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or any Income Assurer Benefit(SM) rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date. The Accumulation Protector Benefit(SM) rider may not be available in all states.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  51

You should consider whether an Accumulation Protector Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the asset allocation model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset and Portfolio Navigator Asset Allocation Program.");

o you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider;

o if you purchase this annuity as a qualified annuity, for example, an IRA, you may need to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals, including those used to satisfy RMDs, will reduce any potential benefit that the Accumulation Protector Benefit(SM) rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

o if you think you may withdraw all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit(SM) rider, which is the length of the waiting period under the Accumulation Protector Benefit(SM) rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit(SM) rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit(SM) rider may provide;

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will restart if you exercise the elective step up option (described below) or your surviving spouse exercises the spousal continuation elective step up (described below); and

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider may be restarted if you elect to change model portfolios to one that causes the Accumulation Protector Benefit(SM) rider charge to increase (see "Charges").

Be sure to discuss with your investment professional whether a Accumulation Protector Benefit(SM) rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT(SM):

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit(SM) rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS: The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying
(a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal; and

(b) is the MCAV on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD: The waiting period for the rider is 10 years.

We reserve the right to restart the waiting period on the latest contract anniversary if you change your asset allocation model after we have exercised our rights to increase the rider charge for new contract owners, or if you change your asset allocation model after we have exercised our rights to charge a separate charge for each model.

Your initial MCAV is equal to your initial purchase payment and purchase payment credit. It is increased by the amount of any subsequent purchase payments and purchase payment credits received within the first 180 days that the rider is effective. It is reduced by adjustments for any partial withdrawals made during the waiting period.


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52  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1.    80% of the contract value on the contract anniversary; or

2.    the MCAV immediately prior to the automatic step up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid under death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the charge (although the total fee for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit(SM) rider at that time for new contract owners. If your MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The elective step up option is not available to non-spouse beneficiaries that continue the contract during the waiting period.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, the spouse will pay the charge that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

      The rider will terminate before the benefit date without paying a benefit on the date:

      o     you take a full withdrawal; or

      o     annuitization begins; or

      o the contract terminates as a result of the death benefit being paid.

      The rider will terminate on the benefit date.

For an example, see Appendix E.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  53

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The Guarantor Withdrawal Benefit For Life(SM) rider is an optional benefit that you may select for an additional annual charge if:

o     you purchase your contract on or after May 1, 2006;

o     the rider is available in your state; and

o you and the annuitant are 80 or younger on the date the contract is issued.

You must elect the Guarantor Withdrawal Benefit For Life(SM) rider when you purchase your contract. The rider effective date will be the contract issue date.

The Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you will be able to withdraw up to a certain amount each year from the contract, regardless of the investment performance of your contract before the annuity payments begin, until you have recovered at minimum all of your purchase payments. And, under certain limited circumstances defined in the rider, you have the right to take a specified amount of partial withdrawals in each contract year until death (see "At Death" heading below) -- even if the contract value is zero.

Your contract provides for annuity payouts to begin on the retirement date (see "Buying Your Contract -- The Retirement Date"). Before the retirement date, you have the right to withdraw some or all of your contract value, less applicable administrative, withdrawal and rider charges imposed under the contract at the time of the withdrawal (see "Making the Most of Your Contract -- Withdrawals"). Because your contract value will fluctuate depending on the performance of the underlying funds in which the subaccounts invest, the contract itself does not guarantee that you will be able to take a certain withdrawal amount each year before the annuity payouts begin, nor does it guarantee the length of time over which such withdrawals can be made before the annuity payouts begin.

The Guarantor Withdrawal Benefit For Life(SM) rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and do not intend to elect an annuity payment before the annuity payouts begin and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time.

Under the terms of the Guarantor Withdrawal Benefit For Life(SM) rider, the calculation of the amount which can be withdrawn in each contract year varies depending on several factors, including but not limited to the waiting period (see "Waiting period" heading below) and whether or not the lifetime withdrawal benefit has become effective:

(1) The basic withdrawal benefit gives you the right to take limited partial withdrawals in each contract year and guarantees that over time will total an amount equal to, at minimum, your purchase payments. Key terms associated with the basic withdrawal benefit are "Guaranteed Benefit Payment (GBP)," "Remaining Benefit Payment (RBP)," "Guaranteed Benefit Amount (GBA)," and "Remaining Benefit Amount (RBA)." See these headings below for more information.

(2) The lifetime withdrawal benefit gives you the right, under certain limited circumstances defined in the rider, to take limited partial withdrawals until the later of death (see "At Death" heading below) or until the RBA [under the basic withdrawal benefit] is reduced to zero. Key terms associated with the lifetime withdrawal benefit are "Annual Lifetime Payment (ALP)," "Remaining Annual Lifetime Payment (RALP)," "Covered Person," and "Annual Lifetime Payment Attained Age (ALPAA)." See these headings below for more information.

Only the basic withdrawal benefit will be in effect prior to the date that the lifetime withdrawal benefit becomes effective. The lifetime withdrawal benefit becomes effective automatically on the rider anniversary date after the covered person reaches age 65, or the rider effective date if the covered person is age 65 or older on the rider effective date (see "Annual Lifetime Payment Attained Age (ALPAA)" heading below).

Provided annuity payouts have not begun, the Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you may take the following partial withdrawal amounts each contract year:

o After the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the GBP;

o During the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the value of the RBP at the beginning of the contract year;

o After the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal the ALP or the GBP, but the rider does not guarantee withdrawals of the sum of both the ALP and the GBP in a contract year;

o During the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal to the value of the RALP or the RBP at the beginning of the contract year, but the rider does not guarantee withdrawals of the sum of both the RALP and the RBP in a contract year;

If you withdraw less than allowed partial withdrawal amount in a contract year, the unused portion cannot be carried over to the next contract year. As long as your partial withdrawals in each contract year do not exceed the annual partial withdrawal amount allowed under the rider, and there has not been a contract ownership change or spousal continuation of the contract, the guaranteed amounts available for partial withdrawals are protected (i.e., will not decrease).


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54  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

If you withdraw more than the allowed partial withdrawal amount in a contract year, we call this an "excess withdrawal" under the rider. Excess withdrawals trigger an adjustment of a benefit's guaranteed amount, which may cause it to be reduced (see "GBA Excess Withdrawal Processing," "RBA Excess Withdrawal Processing," and "ALP Excess Withdrawal Processing" headings below). Please note that each of the two benefits has its own definition of the allowed annual withdrawal amount. Therefore a partial withdrawal may be considered an excess withdrawal for purposes of the lifetime withdrawal benefit only, the lifetime withdrawal benefit only, or both.

If your withdrawals exceed the basic withdrawal benefit's the greater of the RBP or the RALP, withdrawal charges under the terms of the contract may apply (see "Charges -- Withdrawal Charges"). The amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits, Benefit Protector(SM) and Benefit Protector(SM) Plus riders (see "Benefits in Case of Death" and "Optional Benefits -- Benefit Protector(SM) Death Benefit Rider (Benefit Protector(SM)) and Benefit Protector(SM) Plus Death Benefit Rider (Benefit Protector(SM)
Plus)"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Making the Most of Your Contract -- Withdrawals").

The rider's guaranteed amounts can be increased at the specified intervals if your contract value has increased. An annual step up feature is available at each contract anniversary, subject to certain conditions, and may be applied automatically to your contract or may require you to elect the step up (see "Annual Step Up" heading below). If you exercise the annual step up election, the spousal continuation step up election (see "Spousal Continuation Step Up" heading below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

If you take withdrawals during the waiting period, any prior steps ups applied will be reversed and step ups will not be available until the third rider anniversary. You may take withdrawals after the waiting period without reversal of prior step ups.

You should consider whether the Guarantor Withdrawal Benefit For Life(SM) rider is appropriate for you because:

o LIFETIME WITHDRAWAL BENEFIT LIMITATIONS: The lifetime withdrawal benefit is subject to certain limitations, including but not limited to:

      (a) Once the contract value equals zero, payments are made for as long as the oldest owner or annuitant is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the guaranteed lifetime withdrawal benefit terminates at the first death of any owner or annuitant (see "At Death" heading below). Therefore, it is possible for the lifetime withdrawal benefit to end while the person(s) relying on the lifetime withdrawal benefit is/are still alive. This possibility may present itself when:

            (i) There are multiple contract owners -- when one of the contract owners dies the benefit terminates even though other contract owners are still living; or

            (ii) The owner and the annuitant are not the same persons -- if the annuitant dies before the owner, the benefit terminates even though the owner is still living. This is could happen, for example, when the owner is younger than the annuitant. This risk increases as the age difference between owner and annuitant increases.

      (b) Excess withdrawals can reduce the ALP to zero even though the GBA, RBA, GBP and/or RBP values are greater than zero. If the both the ALP and the contract value are zero, the lifetime withdrawal benefit will terminate.

      (c) When the lifetime withdrawal benefit is first established, the initial ALP is based on the basic withdrawal benefit's RBA at that time (see "Annual Lifetime Payment (ALP)" heading below). Unless there has been a spousal continuation or ownership change, any withdrawal you take before the ALP is established reduces the RBA and therefore may result in a lower amount of lifetime withdrawals you are allowed to take.

      (d) Withdrawals can reduce both the contract value and the RBA to zero prior to the establishment of the ALP. If this happens, the contract and the Guarantor Withdrawal Benefit For Life(SM) rider will terminate.

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must elect one of the model portfolios of the Portfolio Navigator. This requirement limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program.") Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make.

o TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including partial withdrawals taken from the contract under the terms of this rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes -- Nonqualified Annuities"). Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


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o     TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD that exceeds the specified amount of withdrawal available under the rider. Partial withdrawals in any contract year that exceed the guaranteed amount available for withdrawal may reduce future benefits guaranteed under the rider. While the rider permits certain excess withdrawals to be made for the purpose of satisfying RMD requirements for this contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor Withdrawal Benefit for Life(SM) rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments, subject to state restrictions.

o LIMITATIONS ON PURCHASE OF OTHER RIDERS UNDER THIS CONTRACT: If you select the Guarantor Withdrawal Benefit For Life(SM) rider, you may not elect an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider.

o NON-CANCELABLE: Once elected, the Guarantor Withdrawal Benefit For Life(SM) rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin.

o INTERACTION WITH TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw from the contract in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than the RBP or RALP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the RBP or RALP is subject to the excess withdrawal procedures described below for the GBA, RBA and ALP.

For an example, see Appendix F.

KEY TERMS AND PROVISIONS OF THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ARE DESCRIBED BELOW:

PARTIAL WITHDRAWALS: A withdrawal of an amount that does not result in a surrender of the contract. The partial withdrawal amount is a gross amount and will include any withdrawal charge and any market value adjustment.

WAITING PERIOD: The period of time starting on the rider effective date during which the annual step up is not available if you take withdrawals. The current waiting period is three years.

GUARANTEED BENEFIT AMOUNT (GBA): The total cumulative amount available for partial withdrawals over the life of the rider. The maximum GBA is $5,000,000. The GBA cannot be withdrawn and is not payable as a death benefit. Rather, the GBA is an interim value used to calculate the amount available for withdrawals each year under the basic withdrawal benefit (see "Guaranteed Benefit Payment" below). At any time, the total GBA is the sum of the individual GBAs associated with each purchase payment.

The GBA is determined at the following times, calculated as described:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit.

o When you make additional purchase payments -- each additional purchase payment has its own GBA equal to the amount of the purchase payment plus any purchase payment credit.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBA that is associated with that RBA will also be set to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA associated with each purchase payment will be reset to the amount of that purchase payment plus any purchase payment credit. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the GBA remains unchanged. If there have been multiple purchase payments, both the total GBA and each payment's GBA remain unchanged.

      (b) is greater than the total RBP -- GBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE GBA. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.


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GBA EXCESS WITHDRAWAL PROCESSING

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.

REMAINING BENEFIT AMOUNT (RBA): Each withdrawal you make reduces the amount of GBA that is guaranteed by this rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment. The maximum RBA is $5,000,000.

The RBA is determined at the following times, calculated as described:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit.

o When you make additional purchase payments -- each additional purchase payment has its own RBA initially set equal that payment's GBA (the amount of the purchase payment plus any purchase payment credit).

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the RBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the total RBA is reduced by the amount of the withdrawal. If there have been multiple purchase payments, each payment's RBA is reduced in proportion to its RBP.

      (b) is greater than the total RBP -- RBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE RBA. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

RBA EXCESS WITHDRAWAL PROCESSING

The total RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the total RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, both the total RBA and each payment's RBA will be reset. The total RBA will be reset according to the excess withdrawal processing described above. Each payment's RBA will be reset in the following manner:

1. The withdrawal amount up to the total RBP is taken out of each RBA bucket in proportion to its individual RBP at the time of the withdrawal; and

2. The withdrawal amount above the total RBP and any amount determined by the excess withdrawal processing are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT (GBP): At any time, the amount available for partial withdrawals in each contract year after the waiting period, until the RBA is reduced to zero, under the basic withdrawal benefit. At any point in time, each purchase payment has its own GBP, which is equal to the lesser of that payment's RBA or 7% of that payment's GBA, and the total GBP is the sum of the individual GBPs.

During the waiting period, the guaranteed annual withdrawal amount may be less than the GBP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual withdrawal amount during the waiting period is equal to the value of the RBP at the beginning of the contract year.

The GBP is determined at the following times, calculated as described:

o     At contract issue -- the GBP is established as 7% of the GBA value.

o At each contract anniversary -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value.

o When you make additional purchase payments -- each additional purchase payment has its own GBP equal to 7% of the purchase payment amount plus any purchase payment credit.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBP associated with that RBA will also be reset to zero.


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o     When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA and the RBA associated with each purchase payment will be reset to the amount of that purchase payment. Each payment's GBP will be reset to 7% of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the total RBP -- the GBP remains unchanged.

      (b) is greater than the total RBP -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value, based on the RBA and GBA after the withdrawal. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

REMAINING BENEFIT PAYMENT (RBP): The amount available for partial withdrawals for the remainder of the contract year under the basic withdrawal benefit. At any point in time, the total RBP is the sum of the RBPs for each purchase payment. During the waiting period, when the guaranteed amount maybe less than the GBP, the value of the RBP at the beginning of the contract year will be that amount that is actually guaranteed each contract year.

The RBP is determined at the following times, calculated as described:

o At the beginning of each contract year during the waiting period and prior to any withdrawal -- the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%.

o At the beginning of any other contract year -- the RBP for each purchase payment is set equal to that purchase payment's GBP.

o When you make additional purchase payments -- each additional purchase payment has its own RBP equal to that payment's GBP.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At spousal continuation -- (see "Spousal Option to Continue the Contract" heading below).

o When an individual RBA is reduced to zero -- the RBP associated with that RBA will also be reset to zero.

o When you make any partial withdrawal -- the total RBP is reset to equal the total RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. If there have been multiple purchase payments, each payment's RBP is reduced proportionately. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RBP, GBA EXCESS WITHDRAWAL PROCESSING AND RBA EXCESS WITHDRAWAL PROCESSING ARE APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in the excess withdrawal processing, the applicable RBP will not yet reflect the amount of the current withdrawal.

COVERED PERSON: The person whose life is used to determine when the ALP is established, and the duration of the ALP payments. The Covered Person is the oldest contract owner or annuitant. The covered person may change during the contract's life if there is a spousal continuation or a change of contract ownership. If the covered person changes, we recompute the benefits guaranteed by the rider, based on the life of the new covered person, which may reduce the amount of the lifetime withdrawal benefit.

ANNUAL LIFETIME PAYMENT ATTAINED AGE (ALPAA): The covered person's age after which time the lifetime benefit can be established. Currently, the lifetime benefit can be established on the later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65.

ANNUAL LIFETIME PAYMENT (ALP): Once established, the ALP at any time is the amount available for withdrawals in each contract year after the waiting period until the later of death (see "At Death" heading below), or the RBA is reduced to zero, under the lifetime withdrawal benefit. The maximum ALP is $300,000. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the ALP is zero.

During the waiting period, the guaranteed annual lifetime withdrawal amount may be less than the ALP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual lifetime withdrawal amount during the waiting period is equal to the value of the RALP at the beginning of the contract year.

THE ALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65 -- the ALP is established as 6% of the total RBA.

o When you make additional purchase payments -- each additional purchase payment increases the ALP by 6% of the amount of the purchase payment plus any purchase payment credit.

o At step ups -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At contract ownership change -- (see "Spousal Option to Continue the Contract" and "Contract Ownership Change" headings below).


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o     When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the ALP will be reset to equal total purchase payments plus purchase payment credits, multiplied by 6%. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the RALP -- the ALP remains unchanged.

      (b) is greater than the RALP -- ALP EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE ALP. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

ALP EXCESS WITHDRAWAL PROCESSING

The ALP is reset to the lesser of the ALP immediately prior to the withdrawal, or 6% of the contract value immediately following the withdrawal.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): The amount available for partial withdrawals for the remainder of the contract year under the lifetime withdrawal benefit. During the waiting period, when the guaranteed annual withdrawal amount may be less than the ALP, the value of the RALP at the beginning of the contract year will be the amount that is actually guaranteed each contract year. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the RALP is zero.

THE RALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65, and:

      (a) During the waiting period and prior to any withdrawals -- the RALP is established equal to 6% of purchase payments plus purchase payment credits.

      (b) At any other time -- the RALP is established equal to the ALP.

o At the beginning of each contract year during the waiting period and prior to any withdrawals -- the RALP is set equal to the total purchase payments plus purchase payment credits, multiplied by 6%.

o At the beginning of any other contract year -- the RALP is set equal to ALP.

o When you make additional purchase payments -- each additional purchase payment increases the RALP by 6% of the amount of the purchase payment and purchase payment credits.

o When you make any partial withdrawal -- the RALP equals the RALP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RALP, ALP EXCESS WITHDRAWAL PROCESSING IS APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in excess withdrawal processing, the applicable RALP will not yet reflect the amount of the current withdrawal.

REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from this contract and the RMD calculated separately for this contract is greater than the RBP or the RALP on the most recent contract anniversary, the portion of the RMD that exceeds the RBP or RALP will not be subject to excess withdrawal processing provided that the following conditions are met:

o     The RMD is the life expectancy RMD for this contract alone, and

o The RMD amount is based on the requirements of section 401(a)(9), related Code provisions and regulations thereunder that were in effect on the effective date of this rider.

Withdrawal amounts greater than the RBP or RALP on the contract anniversary date that do not meet these conditions will result in excess withdrawal processing as described above.

See Appendix G for additional information.

STEP UP DATE: The date any step up becomes effective, and depends on the type of step up being applied (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

ANNUAL STEP UP: Beginning with the first contract anniversary, an increase of the GBA, RBA, GBP, RBP, ALP, and/or RALP values may be available. A step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, RBP, ALP, and RALP, and may extend the payment period or increase the allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA or, if established, the ALP, would increase on the step up date.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the waiting period, any previously applied step ups will be reversed and the Annual step up will not be available until the third rider anniversary.


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o     If the application of the step up does not increase the rider charge, the annual step up will be automatically applied to your contract, and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o The ALP and RALP are not eligible for step ups until they are established. Prior to being established, the ALP and RALP values are both zero.

o Please note it is possible for the ALP and RALP to step up even if the RBA or GBA do not step up, and it is also possible for the RBA and GBA to step up even if the ALP or RALP do not step up.

The annual step up resets the GBA, RBA, GBP, RBP, ALP and RALP values as follows:

o The total RBA will be reset to the greater of the total RBA immediately prior to the step up date or the contract value on the step up date.

o The total GBA will be reset to the greater of the total GBA immediately prior to the step up date or the contract value on the step up date.

o The total GBP will be reset using the calculation as described above based on the increased GBA and RBA.

o     The total RBP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made in the current contract year, but never less than zero.

o The ALP will be reset to the greater of the ALP immediately prior to the step up date or 6% of the contract value on the step up date.

o     The RALP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RALP will not be affected by the step up.

      (b) At any other time, the RALP will be reset as the increased ALP less all prior withdrawals made in the current contract year, but never less than zero.

SPOUSAL OPTION TO CONTINUE THE CONTRACT: If a surviving spouse elects to continue the contract, the Guarantor Withdrawal Benefit For Life(SM) rider also continues. When the spouse elects to continue the contract, any remaining waiting period is cancelled; the covered person will be re-determined and is the covered person referred to below; and the GBA, RBA, GBP, RBP, ALP and RALP values are affected as follows:

o     The GBA, RBA, and GBP values remain unchanged.

o The RBP is automatically reset to the GBP less all prior withdrawals made in the current contract year, but not less than zero.

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the date of continuation -- the ALP will be established on the contract anniversary following the date the covered person reaches age 65 as the lesser of the RBA or the contract anniversary value, multiplied by 6%. The RALP will be established on the same date equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the date of continuation -- the ALP will be established on the date of continuation as the lesser of the RBA or the contract value, multiplied by 6%. The RALP will be established on the same date in an amount equal to the ALP less all prior partial withdrawals made in the current contract year, but will never be less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the date of continuation -- the ALP and RALP will be automatically reset to zero for the period of time beginning with the date of continuation and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%, and the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the date of continuation -- the ALP will be automatically reset to the lesser of the current ALP or 6% of the contract value on the date of continuation. The RALP will be reset to equal to the ALP less all prior withdrawals made in the current contract year, but never less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).


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SPOUSAL CONTINUATION STEP UP: If a surviving spouse elects to continue the contract, another elective step up option becomes available. To exercise the step up, the spouse or the spouse's investment professional must submit a request within 30 days of the date of continuation. The step up date is the date we receive the spouse's request to step up. If the request is received after the close of business, the step up date will be the next valuation day. The GBA, RBA, GBP, RBP, ALP and RALP will be reset in the same fashion as the annual step up.

The spousal continuation step up is subject to the following rules:

o If the spousal continuation step up option is exercised and we have increased the charge for the rider, the spouse will pay the charge that is in effect on the step up date.

IF CONTRACT VALUE REDUCES TO ZERO: If the contract value reduces to zero and the total RBA remains greater than zero, you will be paid in the following scenarios:

1) The ALP has not yet been established and the contract value is reduced to zero for any reason other than full withdrawal of the contract. In this scenario, you can choose to:

      (a)   receive the remaining schedule of GBPs until the RBA equals zero;
            or

      (b) wait until the rider anniversary following the date the covered person reaches age 65, and then receive the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

2) The ALP has been established and the contract value reduces to zero as a result of fees or charges, or a withdrawal that is less than or equal to both the RBP and the RALP. In this scenario, you can choose to receive:

      (a)   the remaining schedule of GBPs until the RBA equals zero; or

      (b) the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

3) The ALP has been established and the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP. In this scenario, the remaining schedule of GBPs will be paid until the RBA equals zero.

4) The ALP has been established and the contract value falls to zero as a result of a partial withdrawal that is greater than the RBP but less than or equal to the RALP. In this scenario, the ALP will be paid annually until the death of the covered person.

Under any of these scenarios:

o The annualized amounts will be paid to you in the frequency you elect. You may elect a frequency offered by us at the time payments begin. Available payment frequencies will be no less frequent than annually;

o     We will no longer accept additional purchase payments;

o     You will no longer be charged for the rider;

o     Any attached death benefit riders will terminate; and

o The death benefit becomes the remaining payments, if any, until the RBA is reduced to zero.

The Guarantor Withdrawal Benefit For Life(SM) rider and the contract will terminate under either of the following two scenarios:

o If the contract value falls to zero as a result of a withdrawal that is greater than both the RALP and the RBP. This is full withdrawal of the contract.

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP, and the total RBA is reduced to zero.

AT DEATH: If the contract value is greater than zero, then the Guarantor Withdrawal Benefit For Life(SM) rider will terminate when the death benefit becomes payable (see "Benefits in Case of Death"). The beneficiary may elect to take the death benefit as a lump sum under the terms of the contract (see "Benefits in Case of Death") or the annuity payout option (see "Guarantor Withdrawal Benefit Annuity Payout Option" heading below).

If the contract value equals zero and the death benefit becomes payable, the following will occur:

o If the RBA is greater than zero and the owner has been receiving the GBP each year, the GBP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person dies and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person is still alive and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the later of the death of the covered person or the RBA equals zero.

o If the covered person is still alive and the RBA equals zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the death of the covered person.

o If the covered person dies and the RBA equals zero, the benefit terminates. No further payments will be made.


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CONTRACT OWNERSHIP CHANGE: If the contract changes ownership (see "Changing
Ownership"), the covered person will be redetermined and is the covered person referred to below. The GBA, RBA, GBP, RBP values will remain unchanged. The ALP and RALP will be reset with an effective date as follows:

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be established on the contract anniversary following the date the covered person reaches age 65. The ALP will be set equal to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the anniversary date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the anniversary date occurs at any other time, the RALP will be set equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be established on the ownership change date. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be set equal to the ALP less all prior withdrawals made in the current contract year but not less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be reset to zero for the period of time beginning with the ownership change date and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the time period ends during the waiting period and prior to any withdrawals, the RALP will be reset to equal the lesser of the ALP or total purchase payments multiplied by 6%. If the time period ends at any other time, the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be reset on the ownership change date. The ALP will be reset to the lesser of the current ALP or 6% of the contract value. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be reset to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be reset to equal the ALP less all prior withdrawals made in the current contract year but not less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

GUARANTOR WITHDRAWAL BENEFIT -- ANNUITY PAYOUT OPTION: Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor Withdrawal Benefit For Life(SM) rider.

Under this option the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity payout option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This option may not be available if the contract is issued to qualify under
Section 403 or 408 of the Code, as amended. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed under the mortality table we then use to determine current life annuity purchase rates under the contract to which this rider is attached.

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.


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62  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS
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GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that you may select for an additional annual charge if:

o you purchase your contract on or after May 1, 2006(1) in those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available(2);

o you and the annuitant are 79 or younger on the date the contract is issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

(1) The disclosures in this section also apply to contract owners who purchased this rider on or after April 29, 2005. In previous disclosures, we have referred to this rider as Rider A. We also offered an earlier version of this rider, previously referred to as Rider B. See Appendix H for information regarding Rider B which is no longer offered. See the rider attached to your contract for the actual terms of the benefit you purchased.

(2) Ask your investment professional if this rider is available in your state.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits(see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this Guarantor(SM) Withdrawal Benefit rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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64  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS
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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GBP is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary (see "Elective Step Up" above). The GBP is equal to 7% of the GBA.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted. The GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

Under both the original and enhanced riders, if you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o If you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o If you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o If you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract value on the valuation date we receive your written request to step up is greater than the RBA. The elective step up will be determined as follows:

o The effective date of the elective step up is the valuation date we receive your written request to step up.

o The RBA will be increased to an amount equal to the contract value on the valuation date we receive your written request to step up.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract value on the valuation date we receive your written request to step up.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up less any withdrawals made during that contract year.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.


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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A surviving spouse may elect a spousal continuation step up by written request within 30 days following the spouse's election to continue the contract. This step up may be made even if withdrawals have been taken under the contract during the first three years. Under this step up, the RBA will be reset to the greater of the RBA or the contract value on the valuation date we receive the spouse's written request to step up; the GBA will be reset to the greater of the GBA or the contract value on the same valuation date.

If a spousal continuation step up is elected and we have increased the charge for the rider for new contract owners, the spouse will pay the charge that is in effect on the valuation date we receive the written request to step up.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  67

INCOME ASSURER BENEFIT(SM) RIDERS

There are three optional Income Assurer Benefit(SM) riders available under your contract:

o     Income Assurer Benefit(SM) - MAV;

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base; or

o     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base.

The Income Assurer Benefit(SM) riders are intended to provide you with a guaranteed minimum income regardless of the volatility inherent in the investments in the subaccounts. The riders benchmark the contract growth at each anniversary against several comparison values and set the guaranteed income benefit base (described below) equal to the largest value. The guaranteed income benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the rider. If the guaranteed income benefit base is greater than the contract value, the guaranteed income benefit base may provide a higher annuity payout level than is otherwise available. However, the riders use guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we may apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the riders may be less than the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the riders, you will receive the higher standard payout option. The guaranteed income benefit base does not create contract value or guarantee the performance of any investment option.

The general information in this section applies to each Income Assurer Benefit(SM) rider. This section is followed by a description of each specific Income Assurer Benefit(SM) rider and how it is calculated.

You should consider whether a Income Assurer Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, the one-year fixed account and GPAs (if available), to those that are in the asset allocation model you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to other contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o if you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the Code must begin, you should consider whether an Income Assurer Benefit(SM) is appropriate for you (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals you take from the contract, including those used to satisfy RMDs, will reduce the guaranteed income benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payouts available under the rider. Consult a tax advisor before you purchase any Income Assurer Benefit(SM) rider with a qualified annuity;

o you must hold the Income Assurer Benefit(SM) for 10 years unless you elect to terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o the 10-year waiting period may be restarted if you elect to change the Portfolio Navigator model portfolio to one that causes the rider charge to increase (see "Charges -- Income Assurer Benefit(SM)");

o the Income Assurer Benefit(SM) rider terminates* on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the Income Assurer Benefit(SM) within 30 days after a contract anniversary following the expiration of the 10-year waiting period; and

o     there are additional costs associated with the rider.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If the Income Assurer Benefit(SM) rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose this optional benefit at the time you purchase your contract for an additional charge. The amount of the charge is determined by the Income Assurer Benefit(SM) rider you select (see "Charges -- Income Assurer Benefit(SM) Rider Fee"). The effective date of the rider will be the contract issue date. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders are not available with any Income Assurer Benefit(SM) rider. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a Income Assurer Benefit(SM) rider is appropriate for your situation because of the 10-year waiting period requirement. Be sure to discuss with your investment professional whether an Income Assurer Benefit(SM) rider is appropriate for your situation.


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68  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE INCOME ASSURER BENEFITS(SM) RIDERS IN THE SECTIONS BELOW:

GUARANTEED INCOME BENEFIT BASE: The guaranteed income benefit base is the value that will be used to determine minimum annuity payouts when the rider is exercised. It is an amount we calculate, depending on the Income Assurer Benefit(SM) rider you choose, that establishes a benefit floor. When the benefit floor amount is greater than the contract value, there may be a higher annuitization payout than if you annuitized your annuity without the Income Assurer Benefit(SM). Your annuitization payout will never be less than that provided by your contract value.

EXCLUDED INVESTMENT OPTIONS: These investment options are listed in your contract under contract data and will include the RiverSource Variable Portfolio - Cash Management Fund and, if available under your contract, the GPAs and the one-year fixed account. Excluded investment options are not used in the calculation of this riders' variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

EXCLUDED PAYMENTS: These are purchase payments and purchase payment credits paid in the last five years before exercise of the benefit which we reserve the right to exclude from the calculation of the guaranteed income benefit base.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS: These are calculated as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges or MVA) to the contract value on the date of (but prior to) the partial withdrawal, and

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

PROTECTED INVESTMENT OPTIONS: All investment options available under this contract that are not defined as excluded investment options under contract data are known as protected investment options for purposes of this rider and are used in the calculation of the variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

WAITING PERIOD: This rider can only be exercised after the expiration of a 10-year waiting period. We reserve the right to restart the waiting period if you elect to change your model portfolio to one that causes the rider charge to increase.

THE FOLLOWING ARE GENERAL PROVISIONS THAT APPLY TO EACH INCOME ASSURER BENEFIT(SM):

EXERCISING THE RIDER

Rider exercise conditions are:

o you may only exercise the Income Assurer Benefit(SM) rider within 30 days after any contract anniversary following the expiration of the waiting period;

o     the annuitant on the retirement date must be between 50 to 86 years old;
      and

o you can only take an annuity payment in one of the following annuity payout plans:

      Plan A -- Life Annuity - No Refund;

      Plan B -- Life Annuity with Ten or Twenty Years Certain;

      Plan D -- Joint and Last Survivor Life Annuity - No Refund;

             -- Joint and Last Survivor Life Annuity with Twenty Years
                Certain; or

      Plan E -- Twenty Years Certain

After the expiration of the waiting period, the Income Assurer Benefit(SM) rider guarantees a minimum amount of fixed annuity lifetime income during annuitization or the option of variable annuity payouts with a guaranteed minimum initial payout or a combination of the two options.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the guaranteed income benefit base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payouts described above. The guaranteed income benefit base will be calculated and annuitization will occur at the following times.

o If the contract value falls to zero during the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur on the valuation date after the expiration of the waiting period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  69

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate for contracts purchased on or after May 1, 2006 and, if available in your state.(1) These are the same rates used in Table B of the contract (see "The Annuity Payout Period -- Annuity Tables"). Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your variable annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

      Pt-1 (1 + i)
      ------------ = Pt
          1.05

          Pt-1 = prior annuity payout

          Pt   = current annuity payout

          i    = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your variable annuity payout will be unchanged from the previous variable annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous variable annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous variable annuity payout.

(1) For all other contracts, the guaranteed annuity purchase rates are based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate.

TERMINATING THE RIDER

Rider termination conditions are:

o you may terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you may terminate the rider any time after the expiration of the waiting period;

o the rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable; and

o the rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

YOU MAY SELECT ONE OF THE INCOME ASSURER BENEFIT(SM) RIDERS DESCRIBED BELOW:

INCOME ASSURER BENEFIT(SM) - MAV

The guaranteed income benefit base for the Income Assurer Benefit(SM) - MAV is the greater of these three values:

1.    contract value; or

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the maximum anniversary value.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and purchase payment credits and reduce the MAV by proportionate adjustments for partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1.    contract value less the market value adjusted excluded payments; or

2. total purchase payments plus purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the MAV, less market value adjusted excluded payments.


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70  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

MARKET VALUE ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded purchase payment and purchase payment credit multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment. The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit - 5% Accumulation Benefit Base is the greater of these three values:

1.    contract value; or

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor.

5% VARIABLE ACCOUNT FLOOR - is equal to the contract value in the excluded investment options plus the variable account floor. The Income Assurer Benefit(SM) 5% variable account floor is calculated differently and is not the same value as the death benefit 5% variable account floor.

The variable account floor is zero from the effective date of this rider and until the first contract anniversary after the effective date of this rider. On the first contract anniversary after the effective date of this rider the variable account floor is:

o the total purchase payments and purchase payment credits made to the protected investment options minus adjusted partial withdrawals and transfers from the protected investment options; plus

o an amount equal to 5% of your initial purchase payment and purchase payment credit allocated to the protected investment options.

On any day after the first contract anniversary following the effective date of this rider, when you allocate additional purchase payments and purchase payment credits to or withdraw or transfer amounts from the protected investment options, we adjust the variable account floor by adding the additional purchase payment and purchase payment credit and subtracting adjusted withdrawals and adjusted transfers. On each subsequent contract anniversary after the first anniversary of the effective date of this rider, prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by adding the amount ("roll-up amount") equal to 5% of the prior contract anniversary's variable account floor.

The amount of purchase payment and purchase payment credits withdrawn from or transferred between the excluded investment options and the protected investment options is calculated as (a) times (b) where:

(a) is the amount of purchase payment and purchase payment credits in the investment options being withdrawn or transferred on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount of the transfer or withdrawal to the value in the investment options being withdrawn or transferred on the date of (but prior to) the current withdrawal or transfer.

The roll-up amount prior to the first anniversary is zero. Also, the roll-up amount on every anniversary after the earlier of your or the annuitant's 81st birthday is zero.

Adjusted withdrawals and adjusted transfers for the variable account floor are equal to the amount of the withdrawal or transfer from the protected investment options as long as the sum of the withdrawals and transfers from the protected investment options in a contract year do not exceed the roll-up amount from the prior contract anniversary.

If the current withdrawal or transfer from the protected investment options plus the sum of all prior withdrawals and transfers made from the protected investment options in the current policy year exceeds the roll-up amount from the prior contract anniversary we will calculate the adjusted withdrawal or adjusted transfer for the variable account floor as the result of (a) plus [(b) times (c)] where:

(a) is the roll-up amount from the prior contract anniversary less the sum of any withdrawals and transfers made from the protected investment options in the current policy year but prior to the current withdrawal or transfer. However, (a) can not be less than zero; and

(b) is the variable account floor on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a); and

(c) is the ratio of [the amount of the current withdrawal (including any withdrawal charges or MVA) or transfer from the protected investment options less the value from (a)] to [the total in the protected investment options on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from
      (a)].


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  71

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1. contract value less the market value adjusted excluded payments (described above); or

2. total purchase payments and purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor, less 5% adjusted excluded payments.

5% ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded payment and purchase payment credit accumulated at 5% for the number of full contract years they have been in the contract.

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base is the greater of these four values:

1.    the contract value;

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals;

3.    the MAV (described above); or

4.    the 5% variable account floor (described above).

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF:

1. contract value less the market value adjusted excluded payments (described above);

2. total purchase payments and purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals;

3.    the MAV, less market value adjusted excluded payments (described above);
      or

4. the 5% variable account floor, less 5% adjusted excluded payments (described above).

For an example of how benefits under each Income Assurer Benefit rider are calculated, see Appendix K.

OPTIONAL DEATH BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM))

The Benefit Protector(SM) is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your sales representative whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) to your contract. You must elect the Benefit Protector(SM) at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the, Benefit Protector(SM) Plus, 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) is appropriate for your situation.

The Benefit Protector(SM) provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the applicable death benefit, plus

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: For purposes of the Benefit Protector(SM) and Benefit Protector(SM) Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.


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72  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

TERMINATING THE BENEFIT PROTECTOR(SM)

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector(SM) Death Benefit Rider within 30 days of the date they elect to continue the contract.

For an example, see Appendix L.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM) PLUS)

The Benefit Protector(SM) Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date. It does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector(SM) rider during the second rider year. Be sure to discuss with your investment professional whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) Plus to your contract. You must elect the Benefit Protector(SM) Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available for transfers, exchanges or rollovers from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector(SM) Rider, 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) Plus is appropriate for your situation.

The Benefit Protector(SM) Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o the benefits payable under the Benefit Protector(SM) described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                 PERCENTAGE IF YOU AND THE ANNUITANT ARE         PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR    UNDER AGE 70 ON THE RIDER EFFECTIVE DATE        70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                         0%                                               0%
Three and Four                     10%                                            3.75%
Five or more                       20%                                             7.5%

Another way to describe the benefits payable under the Benefit Protector(SM) Plus rider is as follows:

o     the applicable death benefit plus:

                 IF YOU AND THE ANNUITANT ARE UNDER              IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR    AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...     OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One              Zero                                            Zero
Two              40% x earnings at death (see above)             15% x earnings at death
Three and Four   40% x (earnings at death + 25% of initial       15% x (earnings at death + 25% of initial
                 purchase payment*)                              purchase payment*)
Five or more     40% x (earnings at death + 50% of initial       15% x (earnings at death + 50% of initial
                 purchase payment*)                              purchase payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  73

TERMINATING THE BENEFIT PROTECTOR(SM) PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

For an example, see Appendix M.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below, except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any purchase payment credits added to the contract in the last twelve months and any applicable premium tax). You may reallocate this contract value to the subaccounts to provide variable annuity payouts. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin (see "Making the Most of Your Contract -- Transfer policies").

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.


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74  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS
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ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit(SM) rider.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN (under the Income Assurer Benefit(SM) rider: you may select life annuity with ten or 20 years certain): We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND (not available under the Income Assurer Benefit(SM) rider): We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o     PLAN D

      - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect (under the Income Assurer Benefit(SM) rider, you may elect a payout period of 20 years only). We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. (Exception: If you have an Income Assurer Benefit(SM) rider and elect this annuity payout plan based on the Guaranteed Income Benefit Base, a lump sum payout is unavailable.) We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 6.60% and 8.10% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.").

o GUARANTOR WITHDRAWAL BENEFIT - ANNUITY PAYOUT OPTION (AVAILABLE ONLY UNDER CONTRACTS WITH THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER): The Guarantor(SM) Withdrawal Benefit fixed annuity payout option is an alternative to the above annuity payout plans. This option may not be available if the contract is a qualified annuity. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed using a life expectancy table published by the IRS. Under this option, the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the total RBA at the time you begin this fixed payout option (see "Optional Benefits -- Guarantor Withdrawal Benefit for Life Rider" or "Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider"). These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at the time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  75

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Periods -- Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract.

If you withdraw all of your nonqualified annuity before annuity payouts begin, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor Withdrawal Benefit(SM) rider, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.


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76  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions.

You should refer to your retirement plan's Summary Plan Description, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  77

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) or the Guarantor Withdrawal Benefit(SM) rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only);

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

SPECIAL CONSIDERATIONS IF YOU SELECT EITHER THE MAV DEATH BENEFIT, 5% ACCUMULATION DEATH BENEFIT, ENHANCED DEATH BENEFIT, ACCUMULATION PROTECTOR BENEFIT(SM), GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM), GUARANTOR(SM) WITHDRAWAL BENEFIT, INCOME ASSURER BENEFIT(SM), BENEFIT PROTECTOR(SM) OR BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDERS: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.


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78  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS
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IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  79

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.


SALES OF THE CONTRACT

o Only securities broker-dealers ("selling firms") registered with the SEC and members of the NASD may sell the contract.


o The contracts are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm to offer the contracts to the public. We agree to pay the selling firm (or an affiliated insurance agency) for contracts its investment professionals sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.


PAYMENTS WE MAKE TO SELLING FIRMS

o We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 7.5% each time a purchase payment is made. Other plans pay selling firms a smaller commission on purchase payments, and then pay on-going commissions ("trail commissions"). We may pay trail commissions of up to 1.00% of the contract value. We do not pay or withhold payment of commissions based on which investment options you select.

o We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

o In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms.The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

      o sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

      o marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

      o   providing service to contract owners; and,

      o funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contracts.

SOURCES OF PAYMENTS TO SELLING FIRMS


We pay the commissions and other compensation described above from our assets. Our assets may include:

o revenues we receive from fees and expenses that you will pay when buying, owning and making a withdrawal from the contract (see "Expense Summary");

o compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds");

o compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and


o revenues we receive from other contracts we sell that are not securities and other businesses we conduct.


You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:


o fees and expenses we collect from contract owners, including withdrawal charges; and,


o fees and expenses charged by the underlying subaccount funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.



------------------------------------------------------------------------------

80  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

o give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

o cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

o cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

o The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

o To inform yourself of any potential conflicts of interest, ask the investment professional before you buy, how the selling firm and its investment professionals are being compensated and the amount of the compensation that each will receive if you buy the contract.


ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  81

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


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82  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

                                  APPENDICES

                  TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                              PAGE #   CROSS-REFERENCE                                        PAGE #

Appendix A: Example -- Market Value Adjustment (MVA)       p.  84   Guarantee Period Accounts (GPAs)                       p.  24
Appendix B: Example -- Income Assurer Benefit(SM)
  Rider Fee                                                p.  86   Charges -- Income Assurer Benefit(SM) Rider Fee        p.  32
Appendix C: Example -- Withdrawal Charges                  p.  87   Charges -- Withdrawal Charges                          p.  33
Appendix D: Example -- Death Benefits                      p.  90   Benefits in Case of Death                              p.  48
Appendix E: Example -- Accumulation Protector                       Optional Benefits -- Accumulation Protector
  Benefit(SM) Rider                                        p.  93     Benefit(SM) Rider                                    p.  51
Appendix F: Example -- Guarantor Withdrawal Benefit                 Optional Benefits -- Guarantor Withdrawal Benefit
  for Life(SM) Rider                                       p.  95     for Life(SM) Rider                                   p.  54
Appendix G: Guarantor Withdrawal Benefit for                        Optional Benefits -- Guarantor Withdrawal Benefit
  Life(SM) Rider -- Additional RMD Disclosure              p.  97     for Life(SM) Rider                                   p.  54
Appendix H: Example -- Guarantor(SM) Withdrawal                     Optional Benefits -- Guarantor(SM) Withdrawal
  Benefit -- Rider B Disclosure                            p.  99     Benefit Rider                                        p.  63
Appendix I: Guarantor(SM) Withdrawal Benefit Rider --               Optional Benefits -- Guarantor(SM) Withdrawal
  Additional RMD Disclosure                                p. 104     Benefit Rider                                        p.  63
Appendix J: Example -- Guarantor(SM) Withdrawal                     Optional Benefits -- Guarantor(SM) Withdrawal
  Benefit Rider                                            p. 105     Benefit Rider                                        p.  63
Appendix K: Example -- Income Assurer Benefit(SM)                   Optional Benefits -- Income Assurer Benefit(SM)
  Riders                                                   p. 107     Riders                                               p.  68
Appendix L: Example -- Benefit Protector(SM) Death                  Optional Benefits -- Benefit Protector(SM) Death
  Benefit Rider                                            p. 112     Benefit Rider                                        p.  72
Appendix M: Example -- Benefit Protector(SM) Plus                   Optional Benefits -- Benefit Protector(SM) Plus
  Death Benefit Rider                                      p. 114     Death Benefit Rider                                  p.  73
Appendix N: Condensed Financial Information (Unaudited)    p. 116   Condensed Financial Information (Unaudited)            p.  12


The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, GPAs, DCA fixed account, and one-year fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices D through F and J through M include a partial withdrawal to illustrate the effect of a partial withdrawal on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial withdrawals from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  83

APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)

As the examples below demonstrate, the application of an MVA may result in either a gain or loss of principal. We refer to all of the transactions described below as "early withdrawals."

GENERAL EXAMPLES

ASSUMPTIONS:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

                                    1 + i
EARLY WITHDRAWAL AMOUNT X [(---------------------)(TO THE POWER OF n/12)-1] = MVA
                                1 + j + .001

      Where  i = rate earned in the GPA from which amounts are being transferred or withdrawn.

             j = current rate for a new Guaranteed Period equal to
                 the remaining term in the current Guarantee Period.

             n = number of months remaining in the current Guarantee
                 Period (rounded up).


------------------------------------------------------------------------------

84  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLES -- MVA

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

                         1.030
      $1,000 X [(---------------------)(TO THE POWER OF 84/12)-1] = -$39.84
                   1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

                         1.030
      $1,000 X [(---------------------)(TO THE POWER OF 84/12)-1] = $27.61
                   1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 8%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.


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RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  85

APPENDIX B: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

ASSUMPTIONS:


o You purchase the contract with a payment of $50,000 and we add a $2,000 purchase payment credit on Jan. 1, 2008. You allocate all of your payment to the Protected Investment Options and make no transfers, add-ons or withdrawals; and

o on Jan. 1, 2009 (the first contract anniversary) your total contract value is $55,545; and

o on Jan. 1, 2010 (the second contract anniversary) your total contract value is $53,270.


WE WOULD CALCULATE THE GUARANTEED INCOME BENEFIT BASE FOR EACH INCOME ASSURER BENEFIT(SM) ON THE SECOND ANNIVERSARY AS FOLLOWS:

THE INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

  Purchase Payments and purchase payment credits less adjusted partial withdrawals:                  $52,000
  Contract value on the second anniversary:                                                          $53,270
  Maximum Anniversary Value:                                                                         $55,545
  ----------------------------------------------------------------------------------------------------------
  INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE                                    $55,545

THE INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

  Purchase Payments and purchase payment credits less adjusted partial withdrawals:                  $52,000
  Contract value on the second anniversary:                                                          $53,270
  5% Variable Account Floor = 1.05 x 1.05 x $52,000                                                  $57,330
  ----------------------------------------------------------------------------------------------------------
  INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                        $57,330

THE INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

  Purchase Payments and purchase payment credits less adjusted partial withdrawals:                  $52,000
  Contract value on the second anniversary:                                                          $53,270
  Maximum Anniversary Value:                                                                         $55,545
  5% Variable Account Floor = 1.05 x 1.05 x $52,000                                                  $57,330
  ----------------------------------------------------------------------------------------------------------
  INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE      $57,330

THE INCOME ASSURER BENEFIT(SM) FEE DEDUCTED FROM YOUR CONTRACT VALUE WOULD BE:

INCOME ASSURER BENEFIT(SM) - MAV FEE =                                              .30% X $55,545 = $166.64

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE FEE =                     .60% X $57,330 = $343.98

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE FEE =   .65% X $57,330 = $372.65


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86  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX C: EXAMPLE -- WITHDRAWAL CHARGES

For purposes of calculating any withdrawal charge, including the examples illustrated below, we treat amounts withdrawn from your contract value in the following order:

1.    First, in each contract year, we withdraw amounts totaling:

      o up to 10% of your prior anniversary's contract value or your contract's remaining benefit payment if you elected the Guarantor(SM) Withdrawal Benefit rider and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

      o up to 10% of your prior anniversary's contract value or the greater of your contract's remaining benefit payment or remaining annual lifetime payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, and the greater of your RALP and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

             PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA, the one-year fixed account or the DCA fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero.

The examples below show how the withdrawal charge for a full and partial withdrawal is calculated for a contract with a nine-year withdrawal charge schedule. Each example illustrates the amount of the withdrawal charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  87

FULL WITHDRAWAL CHARGE CALCULATION - NINE-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a full withdrawal on a contract with a nine-year (from the date of EACH purchase
                                                            ----
payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:


o We receive a single $50,000 purchase payment on Jan. 1, 2008 and we immediately add a $2,000 purchase payment credit; and


o     the contract anniversary date is Jan. 1 each year; and


o you withdraw the contract for its total value on July 1, 2011, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 8.0%; and

o     you have made no withdrawals prior to July 1, 2011.


WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                          CONTRACT WITH GAIN    CONTRACT WITH LOSS
                             Contract Value at time of full withdrawal:      $  60,000.00          $  40,000.00
                                   Contract Value on prior anniversary:         58,000.00             42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                Current Contract Value:         60,000.00             40,000.00
                           less purchase payment still in the contract:         50,000.00             50,000.00
                                                                             ------------          ------------
                      Earnings in the contact (but not less than zero):         10,000.00                  0.00

STEP 2. Next, we determine the Total Free Amount (TFA) available in the contract as the greatest of the following values:

                                              Earnings in the contract:         10,000.00                  0.00
                         10% of the prior anniversary's Contract Value:          5,800.00              4,200.00
                                                                             ------------          ------------
                                                                   TFA:         10,000.00              4,200.00

STEP 3. Now we can determine how much of the purchase payment is being withdrawn (PPW) as follows:

        PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

          XSF = amount by which 10% of the prior anniversary's
                contract value exceeds earnings                                      0.00              4,200.00
          ACV = amount withdrawn in excess of earnings                          50,000.00             40,000.00
           CV = total contract value just prior to current withdrawal           60,000.00             40,000.00
          TFA = from Step 2                                                     10,000.00              4,200.00
        PPNPW = purchase payment not previously withdrawn                       50,000.00             50,000.00

STEP 4. We then calculate the withdrawal charge as:
                                                                   PPW:         50,000.00             50,000.00
                                                              less XSF:             (0.00)            (4,200.00)
                                                                             ------------          ------------
                          amount of PPW subject to a withdrawal charge:         50,000.00             45,800.00
                              multiplied by the withdrawal charge rate:             x 8.0%                x 8.0%
                                                                             ------------          ------------
                                                     withdrawal charge:          4,000.00              3,664.00

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                              Contract Value withdrawn:         60,000.00             40,000.00
                                                     WITHDRAWAL CHARGE:         (4,000.00)            (3,664.00)
                       Contract charge (assessed upon full withdrawal):            (40.00)               (40.00)
                                                                             ------------          ------------

                                          NET FULL WITHDRAWAL PROCEEDS:      $  55,960.00          $  36,296.00


------------------------------------------------------------------------------

88  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

PARTIAL WITHDRAWAL CHARGE CALCULATION - NINE-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a partial withdrawal on a contract with a nine-year (from the date of EACH purchase
                                                            ----
payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:


o We receive a single $50,000 purchase payment on Jan. 1, 2008, and we immediately add a $2,000 purchase payment credit; and


o     the contract anniversary date is Jan. 1 each year; and


o you request a partial withdrawal of $15,000 on July 1, 2011, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 8.0%; and

o     you have made no withdrawals prior to July 1, 2011.


WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                          CONTRACT WITH GAIN    CONTRACT WITH LOSS
                          Contract Value at time of partial withdrawal:      $  60,000.00          $  40,000.00
                                   Contract Value on prior anniversary:         58,000.00             42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                Current Contract Value:         60,000.00             40,000.00
                           less purchase payment still in the contract:         50,000.00             50,000.00
                                                                             ------------          ------------
                      Earnings in the contact (but not less than zero):         10,000.00                  0.00

STEP 2. Next, we determine the TFA available in the contract as the greatest of the following values:

                                              Earnings in the contract:         10,000.00                  0.00
                         10% of the prior anniversary's Contract Value:          5,800.00              4,200.00
                                                                             ------------          ------------
                                                                   TFA:         10,000.00              4,200.00

STEP 3. Now we can determine how much of the purchase payment and purchase payment credit is being withdrawn (PPW) as:

        PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

          XSF = amount by which 10% of the prior anniversary's
                contract value exceeds earnings                                      0.00              4,200.00
          ACV = amount withdrawn in excess of earnings                           5,434.78             16,231.37
           CV = total contract value just prior to current withdrawal           60,000.00             40,000.00
          TFA = from Step 2                                                     10,000.00              4,200.00
        PPNPW = purchase payment not previously withdrawn                       50,000.00             50,000.00

STEP 4. We then calculate the withdrawal charge as:

                                                                   PPW:          5,434.78             19,592.09
                                                              less XSF:             (0.00)            (4,200.00)
                                                                             ------------          ------------
                          amount of PPW subject to a withdrawal charge:          5,434.78             15,392.09
                              multiplied by the withdrawal charge rate:             x 8.0%                x 8.0%
                                                                             ------------          ------------
                                                     withdrawal charge:            434.78              1,231.37

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                              Contract Value withdrawn:         15,434.78             16,231.37
                                                     WITHDRAWAL CHARGE:           (434.78)            (1,231.37)
                                                                             ------------          ------------

                                          NET FULL WITHDRAWAL PROCEEDS:      $  15,000.00          $  15,000.00


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  89

APPENDIX D: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROP DEATH BENEFIT

ASSUMPTIONS:


o You purchase the contract with a payment of $100,000 on Jan. 1, 2008. We add a purchase payment credit of $5,000 to the contract; and

o on Jan. 1, 2009, you make an additional payment of $20,000. We add a purchase payment credit of $1,000; and

o on March 1, 2009, the contract value is $110,000 and you take a $10,000 partial withdrawal (including withdrawal charges); and

o     on March, 1, 2010, the contract value is $105,000.

      WE CALCULATE THE ROP DEATH BENEFIT ON MARCH 1, 2010, AS FOLLOWS:


        Contract  value at death:                                              $105,000.00
                                                                               ===========
        Purchase payments, plus credits minus adjusted  partial withdrawals:

          Total purchase payments:                                             $120,000.00
          plus purchase payment credits:                                         +6,000.00
          minus adjusted partial withdrawals calculated as:

          $10,000 x $126,000
          ------------------ =                                                  -11,454.55
               $110,000                                                        -----------

          for a death benefit of:                                              $114,545.45
                                                                               ===========
      THE ROP DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE TWO VALUES:   $114,545.45

EXAMPLE -- MAV DEATH BENEFIT

ASSUMPTIONS:


o You purchase the contract with a payment of $25,000 on Jan. 1, 2008. We add a purchase payment credit of $1,000 to your contract; and

o on Jan. 1, 2009 (the first contract anniversary) the contract value grows to $29,000; and

o on March 1, 2009 the contract value falls to $27,000, at which point you take a $1,500 partial withdrawal (including withdrawal charges), leaving a contract value of $25,500.

      WE CALCULATE THE MAV DEATH BENEFIT ON MARCH 1, 2009, WHICH IS BASED ON THE GREATER OF THREE VALUES AS FOLLOWS:


        1. CONTRACT VALUE AT DEATH:                                            $ 25,500.00
                                                                               ===========

        2. PURCHASE PAYMENTS, PLUS PURCHASE PAYMENT CREDITS MINUS
           ADJUSTED PARTIAL WITHDRAWALS:

              Total purchase payments and purchase payment credits:            $ 26,000.00
              minus adjusted partial withdrawals, calculated as:

              $1,500 x $26,000
              ---------------- =                                                 -1,444.44
                  $27,000                                                      -----------

           for a death benefit of:                                             $ 24,555.56
                                                                               ===========

        3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:

              Greatest of your contract anniversary values:                    $ 29,000.00
              plus purchase payments and purchase payment credits
              made since the prior anniversary:                                      +0.00
              minus adjusted partial withdrawals, calculated as:

              $1,500 x $29,000
              ---------------- =                                                 -1,611.11
                  $27,000                                                      -----------

           for a death benefit of:                                             $ 27,388.89
                                                                               ===========

      THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST
      OF THESE THREE VALUES, WHICH IS THE MAV:                                 $ 27,388.89


------------------------------------------------------------------------------

90  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE -- 5% ACCUMULATION DEATH BENEFIT

ASSUMPTIONS:


o You purchase the contract with a payment of $25,000 on Jan. 1, 2008 and we add a purchase payment credit of $1,000 to your contract. You allocate $5,000 to the GPA accounts and $21,000 to the subaccounts; and

o on Jan. 1, 2009 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on March 1, 2009, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal, (including withdrawal charges) all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON MARCH 1, 2009, WHICH IS BASED ON THE GREATEST OF THREE VALUES, IS CALCULATED AS FOLLOWS:


        1. CONTRACT VALUE AT DEATH:                                            $ 22,800.00
                                                                               ===========

        2. PURCHASE PAYMENTS, PLUS PURCHASE PAYMENT CREDITS
           MINUS ADJUSTED PARTIAL WITHDRAWALS:

              Total purchase payments and purchase payment credits:            $ 26,000.00
              minus adjusted partial withdrawals, calculated as:

              $1,500 x $26,000
              ---------------- =                                                 -1,604.94
                  $24,300                                                      -----------

           for a death benefit of:                                             $ 24,395.06
                                                                               ===========

        3. THE 5% VARIABLE ACCOUNT FLOOR:


              The variable account floor on Jan. 1, 2009, calculated as:

              1.05 x $21,000 =                                                 $ 22,050.00

              plus purchase payments and purchase payment credits
              allocated to the subaccounts since that anniversary:                   +0.00
              minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

              $1,500 x $22,050
              ---------------- =                                                 -1,740.79
                  $19,000                                                      -----------

              variable account floor benefit:                                  $ 20,309.21
              plus the GPA account value:                                        +5,300.00
                                                                               -----------
           5% variable account floor (value of the GPAs
           and the variable account floor):                                    $ 25,609.21
                                                                               ===========

      THE 5% ACCUMULATION DEATH BENEFIT, CALCULATED AS THE GREATEST
      OF THESE THREE VALUES, WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:           $ 25,609.21


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  91

EXAMPLE -- ENHANCED DEATH BENEFIT

ASSUMPTIONS:


o You purchase the contract with a payment of $25,000 on Jan. 1, 2008 and we add a $1,000 purchase payment credit with $5,000 allocated to the GPA accounts and $21,000 allocated to the subaccounts; and

o on Jan. 1, 2009 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on March 1, 2009, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal (including withdrawal charges) all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON MARCH 1, 2009, WHICH IS BASED ON THE GREATEST OF FOUR VALUES, IS CALCULATED AS FOLLOWS:


        1. CONTRACT VALUE AT DEATH:                                            $ 22,800.00
                                                                               ===========
        2. PURCHASE PAYMENTS AND PURCHASE PAYMENT CREDITS
           MINUS ADJUSTED PARTIAL WITHDRAWALS:

              Total purchase payments:                                         $ 26,000.00
              minus adjusted partial withdrawals, calculated as:

              $1,500 x $26,000
              ---------------- =                                                 -1,604.94
                  $24,300                                                      -----------

              for a return of purchase payments death benefit of:              $ 24,395.06
                                                                               ===========

        3. THE MAV ON THE ANNIVERSARY IMMEDIATELY PRECEDING THE DATE OF DEATH:

              The MAV on the immediately preceding anniversary:                $ 26,000.00
              plus purchase payments and credits made since that anniversary:        +0.00
              minus adjusted partial withdrawals made since that
              anniversary, calculated as:

              $1,500 x $26,000
              ---------------- =                                                 -1,604.94
                  $24,300                                                      -----------

           for a MAV Death Benefit of:                                         $ 24,395.06
                                                                               ===========

        4. THE 5% VARIABLE ACCOUNT FLOOR:


              The variable account floor on Jan. 1, 2009,
              calculated as: 1.05 x $21,000 =                                  $ 22,050.00

              plus purchase payments and purchase payment credit
              amounts allocated to the subaccounts since that anniversary:           +0.00
              minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

              $1,500 x $22,050
              ---------------- =                                                 -1,740.79
                  $19,000                                                      -----------

              variable account floor benefit:                                  $ 20,309.21
              plus the GPA value:                                                +5,300.00
              5% variable account floor (value of the GPAs
              and the variable account floor):                                 $ 25,609.21
                                                                               ===========

      EDB, CALCULATED AS THE GREATEST OF THESE THREE VALUES,
      WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:                                  $ 25,609.21


------------------------------------------------------------------------------

92  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX E: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

AUTOMATIC STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) in the second, third and seventh contract anniversaries. These increases occur because of the automatic step up feature of the rider. The automatic step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:


o You purchase a contract with a payment of $119,048 on Jan. 1, 2008 and receive a purchase payment credit of $5,952; and


o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth and eighth contract anniversaries in the amounts of $2,000 and $5,000, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o you do not exercise the elective step up option available under the rider; and

o     you do not change model portfolios.


Based on these assumptions, the waiting period expires at the end of the 10th contract year. The rider then ends. On the benefit date, Jan. 1, 2018, the hypothetical assumed contract value is $108,118 and the MCAV is $136,513, so the contract value would be reset to equal the MCAV, or $136,513.


                                                                        HYPOTHETICAL   HYPOTHETICAL
                              PURCHASE                  MCAV ADJUSTED     ASSUMED        ASSUMED
                             PAYMENTS &     PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE                          CREDITS     WITHDRAWALS    WITHDRAWAL      OF RETURN        VALUE          MCAV

Jan. 1, 2008                  $125,000      $  N/A         $  N/A            N/A        $125,000       $125,000
Jan. 1, 2009                         0           0              0           12.0%        140,000        125,000
Jan. 1, 2010                         0           0              0           15.0%        161,000        128,800(2)
Jan. 1, 2011                         0           0              0            3.0%        165,830        132,664(2)
Jan. 1, 2012                         0           0              0           -8.0%        152,564        132,664
Jan. 1, 2013                         0       2,000          2,046          -15.0%        127,679        130,618
Jan. 1, 2014                         0           0              0           20.0%        153,215        130,618
Jan. 1, 2015                         0           0              0           15.0%        176,197        140,958(2)
Jan. 1, 2016                         0       5,000          4,444          -10.0%        153,577        136,513
Jan. 1, 2017                         0           0              0          -20.0%        122,862        136,513
JAN. 1, 2018(1)                      0           0              0          -12.0%        108,118        136,513


(1)   The APB benefit date.

(2) These values indicate where the automatic step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  93

ELECTIVE STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) on the first, second, third and seventh contract anniversaries. These increases occur only if you exercise the elective step up option within 30 days following the contract anniversary. The contract value on the date we receive your written request to step up must be greater than the MCAV on that date. The elective step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:


o You purchase a contract with a payment of $119,048 on Jan. 1, 2008 and receive a purchase payment credit of $5,952; and


o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth, eighth and thirteenth contract anniversaries in the amounts of $2,000, $5,000 and $7,500, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and,

o the elective step up is exercised on the first, second, third and seventh contract anniversaries; and

o     you do not change asset allocation models.


Based on these assumptions, the 10 year waiting period restarts each time you exercise the elective step up option (on the first, second, third and seventh contract anniversaries in this example). The waiting period expires at the end of the 10th contract year following the last exercise of the elective step up option. When the waiting period expires, the rider ends. On the benefit date, Jan. 1, 2025, the hypothetical assumed contract values is $99,198 and the MCAV is $160,117, so the contract value would be reset to equal the MCAV, or $160,117.


                             YEARS                                    MCAV      HYPOTHETICAL   HYPOTHETICAL
                         REMAINING IN    PURCHASE                   ADJUSTED      ASSUMED        ASSUMED
                          THE WAITING   PAYMENTS &     PARTIAL      PARTIAL       NET RATE       CONTRACT
DATE                        PERIOD       CREDITS     WITHDRAWALS   WITHDRAWAL    OF RETURN        VALUE         MCAV

Jan. 1, 2008                  10         $125,000      $  N/A       $    N/A         N/A         $125,000     $125,000
Jan. 1, 2009                  10(2)             0           0              0        12.0%         140,000      140,000(3)
Jan. 1, 2010                  10(2)             0           0              0        15.0%         161,000      161,000(3)
Jan. 1, 2011                  10(2)             0           0              0         3.0%         165,830      165,830(3)
Jan. 1, 2012                   9                0           0              0        -8.0%         152,564      165,830
Jan. 1, 2013                   8                0       2,000          2,558       -15.0%         127,679      163,272
Jan. 1, 2014                   7                0           0              0        20.0%         153,215      163,272
Jan. 1, 2015                  10(2)             0           0              0        15.0%         176,197      176,197(3)
Jan. 1, 2016                   9                0       5,000          5,556       -10.0%         153,577      170,642
Jan. 1, 2017                   8                0           0              0       -20.0%         122,862      170,642
Jan. 1, 2018                   7                0           0              0       -12.0%         108,118      170,642
Jan. 1, 2019                   6                0           0              0         3.0%         111,362      170,642
Jan. 1, 2020                   5                0           0              0         4.0%         115,817      170,642
Jan. 1, 2021                   4                0       7,500         10,524         5.0%         114,107      160,117
Jan. 1, 2022                   3                0           0              0         6.0%         120,954      160,117
Jan. 1, 2023                   2                0           0              0        -5.0%         114,906      160,117
Jan. 1, 2024                   1                0           0              0       -11.0%         102,266      160,117
JAN. 1, 2025(1)                0                0           0              0        -3.0%          99,198      160,117


(1)   The APB benefit date.

(2)   The waiting period restarts when the elective step up is exercised.

(3) These values indicate when the elective step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Exercising the elective step up provision may result in an increase in the charge that you pay for this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

94  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX F: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

EXAMPLE #1: COVERED PERSON HAS NOT REACHED AGE 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:


o You purchase the contract on May 1, 2008 with a $96,154 purchase payment with a $3,846 purchase payment credit.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1947.


o     You make no additional payments to the contract.


o You take partial withdrawals equal to the RBP on 11/1/2008, 11/1/2009, and 11/1/2014. You take a partial withdrawal equal to the RALP on 11/1/2013. You take a partial withdrawal greater than the RBP on 11/1/2015.


o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                            HYPOTHETICAL             BASIC WITHDRAWAL BENEFIT            LIFETIME WITHDRAWAL BENEFIT
                                              ASSUMED      --------------------------------------------  ---------------------------
                   PURCHASE     PARTIAL       CONTRACT
DATE               PAYMENTS   WITHDRAWALS      VALUE         GBA            RBA         GBP       RBP         ALP           RALP

5/1/2008           $100,000    $    N/A      $100,000      $100,000      $100,000      $7,000    $7,000      $ N/A         $  N/A
11/1/2008                 0       7,000        92,000       100,000        93,000       7,000         0        N/A            N/A
5/1/2009                  0           0        91,000       100,000        93,000       7,000     7,000        N/A            N/A
11/1/2009                 0       7,000        83,000       100,000        86,000       7,000         0        N/A            N/A
5/1/2010                  0           0        81,000       100,000        86,000       7,000     7,000        N/A            N/A
5/1/2013                  0           0        75,000       100,000        86,000       7,000     7,000      5,160(1)       5,160(1)
11/1/2013                 0       5,160        70,000       100,000        80,840       7,000     1,840      5,160              0
5/1/2014                  0           0        69,000       100,000        80,840       7,000     7,000      5,160          5,160
11/1/2014                 0       7,000        62,000       100,000        73,840       7,000         0      3,720(2)           0
5/1/2015                  0           0        70,000       100,000        73,840       7,000     7,000      4,200          4,200
11/1/2015                 0      10,000        51,000        51,000(3)     51,000(3)    3,570         0      3,060(3)           0
5/1/2016                  0           0        55,000        55,000        55,000       3,850     3,850      3,300          3,300


At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $3,850 each year until the RBA is reduced to zero, or the ALP of $3,300 each year until the later of your death or the RBA is reduced to zero.

(1) The ALP and RALP are established on the contract anniversary date following the date the covered person reaches age 65.

(2) The $7,000 withdrawal is greater than the $5,160 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(3) The $10,000 withdrawal is greater than both the $7,000 RBP allowed under the basic withdrawal benefit and the $4,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  95

EXAMPLE #2: COVERED PERSON HAS REACHED 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:


o You purchase the contract on May 1, 2008 with a $96,154 purchase payment with a $3,846 purchase payment credit.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1937.


o     You make no additional payments to the contract.


o You take a partial withdrawal equal to the RALP on 11/1/2011. You take a partial withdrawal equal to the RBP on 11/1/2012. You take a partial withdrawal greater than the RBP on 11/1/2013.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.


                                          HYPOTHETICAL             BASIC WITHDRAWAL BENEFIT             LIFETIME WITHDRAWAL BENEFIT
                                            ASSUMED      -------------------------------------------    ---------------------------
                 PURCHASE     PARTIAL       CONTRACT
DATE             PAYMENTS   WITHDRAWALS      VALUE         GBA          RBA        GBP      RBP            ALP            RALP

5/1/2008         $100,000     $   N/A      $100,000      $100,000     $100,000    $7,000   $7,000(1)      $6,000         $6,000(1)
5/1/2009                0           0       105,000       105,000      105,000     7,350    7,000(1)       6,300          6,000(1)
5/1/2010                0           0       110,000       110,000      110,000     7,700    7,000(1)       6,600          6,000(1)
5/1/2011                0           0       110,000       110,000      110,000     7,700    7,700(2)       6,600          6,600(2)
11/1/2011               0       6,600       110,000       110,000      103,400     7,700    1,100          6,600              0
5/1/2012                0           0       115,000       115,000      115,000     8,050    8,050          6,900          6,900
11/1/2012               0       8,050       116,000       115,000      106,950     8,050        0          6,900(3)           0
5/1/2013                0           0       120,000       120,000      120,000     8,400    8,400          7,200          7,200
11/1/2013               0      10,000       122,000       120,000(4)   110,000     8,400        0          7,200              0
5/1/2014                0           0       125,000       125,000      125,000     8,750    8,750          7,500          7,500


At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $8,750 each year until the RBA is reduced to zero, or the ALP of $7,500 each year until the later of your death or the RBA is reduced to zero.

(1) The annual step-up has not been applied to the RBP or RALP because any withdrawal after step up during the waiting period would reverse any prior step ups prior to determining if the withdrawal is excess.
      Therefore, during the waiting period, the RBP is the amount you can withdraw without incurring the GBA and RBA excess withdrawal processing, and the RALP is the amount you can withdraw without incurring the ALP excess withdrawal processing.

(2) On the third anniversary (after the end of the waiting period), the RBP and RALP are set equal to the GBP and ALP, respectively.

(3) The $8,050 withdrawal is greater than the $6,900 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(4) The $10,000 withdrawal is greater than both the $8,400 RBP allowed under the basic withdrawal benefit and the $7,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

96  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER --
ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor Withdrawal Benefit for Life(SM) rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If on the date we calculated your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA), it is greater than the RBP from the beginning of the current contract year,

      o Basic Additional Benefit Amount (BABA) will be set equal to that portion of your ALERMDA that exceeds the RBP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

      o Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the BABA. These withdrawals will not be considered excess withdrawals with regard to the GBA and RBA as long as they do not exceed the remaining BABA.

      o Once the BABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the GBA and RBA and will subject them all to the excess withdrawal processing described in the Guarantor Withdrawal Benefit for Life(SM) rider.

(2) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current Contract Year,

      o A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the RALP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

      o Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

      o Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the Guarantor Withdrawal Benefit for Life(SM) rider.

(3) If the ALP is established on a policy anniversary where your current ALERMDA is greater than the new RALP,

      o An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

      o This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit for Life(SM) rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

          1. an individual retirement annuity (Section 408(b));

          2. a Roth individual retirement account (Section 408A);

          3. a Simplified Employee Pension plan (Section 408(k));

          4. a tax-sheltered annuity rollover (Section 403(b)).


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In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor Withdrawal Benefit for Life(SM) rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RBP or RALP amount and may result in the reduction of your GBA, RBA, and/or ALP as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT -- RIDER B DISCLOSURE

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that was offered for an additional annual charge if:

o     you purchased your contract prior to April 29, 2005(1);

o     the rider was available in your state; and

o you and the annuitant were 79 or younger on the date the contract was issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

(1) In previous disclosure, we have referred to this rider as Rider B. This rider is no longer available for purchase. See the Guarantor Withdrawal Benefit for Life(SM) and Guarantor(SM) Withdrawal Benefit sections in this prospectus for information about currently offered versions of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006 (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GPB is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted.

Under both the original and enhanced riders, the GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

If you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o if you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o if you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o if you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o you may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract anniversary value is greater than the RBA. The elective step up will be determined as follows:

o     The effective date of the elective step up is the contract anniversary.

o The RBA will be increased to an amount equal to the contract anniversary value.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract anniversary value.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A spousal continuation step up occurs automatically when the spouse elects to continue the contract. The rider charge will not change upon this automatic step up.

Under this step up, the RBA will be reset to the greater of the RBA on the valuation date we receive the spouse's written request to continue the contract and the death benefit that would otherwise have been paid; the GBA will be reset to the greater of the GBA on the valuation date we receive the spouse' written request to continue the contract and the death benefit that would otherwise have been paid.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



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APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --
ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor(SM) Withdrawal Benefit rider (including Riders A and B) to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is greater than the RBP from the beginning of the current contract year, an Additional Benefit Amount (ABA) will be set equal to that portion of your ALERMDA that exceeds the RBP.

(2) Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

(3) Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce any ABA. These withdrawals will not be considered excess withdrawals as long as they do not exceed the remaining ABA.

(4) Once the ABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals and will initiate the excess withdrawal processing described in the Guarantor(SM) Withdrawal Benefit rider.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, on the effective date of this prospectus to:

          1. an individual retirement annuity (Section 408(b));

          2. a Roth individual retirement account (Section 408A);

          3. a Simplified Employee Pension plan (Section 408(k));

          4. a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor(SM) Withdrawal Benefit rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your RBP amount and may result in the reduction of your GBA and RBA as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g. ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


------------------------------------------------------------------------------

104  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

EXAMPLE OF THE GUARANTOR(SM) WITHDRAWAL BENEFIT -- THIS EXAMPLE ILLUSTRATES BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H).

ASSUMPTIONS:


o     You purchase the contract with a payment of $100,000 on Jan. 1, 2008;
      and


o     we add a purchase payment credit of $5,000 to your contract.

      The Guaranteed Benefit Amount (GBA) equals your purchase payment
      plus the purchase payment credit:                                          $ 105,000

      The Guaranteed Benefit Payment (GBP) equals 7% of your GBA:
         0.07 x $105,000 =                                                       $   7,350

      The Remaining Benefit Amount (RBA) equals your purchase payment
      plus the purchase payment credit:                                          $ 105,000


      On Jan. 1, 2009 the contract value grows to $110,000. You decide to step up your benefit.


      The RBA equals 100% of your contract value:                                $ 110,000

      The GBA equals 100% of your contract value:                                $ 110,000

      The GBP equals 7% of your stepped-up GBA:
         0.07 x $110,000 =                                                       $   7,700


      On July 1, 2011 you decide to take a partial withdrawal of $7,700.


      You took a partial withdrawal equal to your GBP, so your RBA equals the prior RBA less the amount of the partial withdrawal:
         $110,000 - $7,700 =                                                     $ 102,300

      The GBA equals the GBA immediately prior to the partial withdrawal:        $ 110,000

      The GBP equals 7% of your GBA:
         0.07 x $110,000 =                                                       $   7,700


      On Jan. 1, 2012 you make an additional purchase payment of $50,000.


      We add a purchase payment credit of $2,500 to your contract.

      The new RBA for the contract is equal to your prior RBA plus 100%
      of the additional purchase payment and purchase payment credit:
         $102,300 + $52,500 =                                                    $ 154,800

      The new GBA for the contract is equal to your prior GBA plus 100%
      of the additional purchase payment and purchase payment credit:
         $110,000 + $52,500 =                                                    $ 162,500

      The new GBP for the contract is equal to your prior GBP plus 7% of the additional purchase payment and purchase payment credit:
         $7,700 + $3,675 =                                                       $  11,375


      On Jan. 1, 2013 your contract value grows to $200,000. You decide to step up your benefit.


      The RBA equals 100% of your contract value:                                $ 200,000

      The GBA equals 100% of your contract value:                                $ 200,000

      The GBP equals 7% of your stepped-up GBA:
         0.07 x $200,000 =                                                       $  14,000


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  105

On July 1, 2014 your contract value grows to $230,000. You decide to take a partial withdrawal of $20,000. You took more than your GBP of $14,000 so your RBA gets reset to the lesser of:


   (1) your contract value immediately following the partial withdrawal;
          $230,000 - $20,000 =                                                         $210,000

   OR

   (2) your prior RBA less the amount of the partial withdrawal.
          $200,000 - $20,000 =                                                         $180,000

Reset RBA = lesser of (1) or (2) =                                                     $180,000

The GBA gets reset to the lesser of:

   (1) your prior GBA                                                                  $200,000

   OR

   (2) your contract value immediately following the partial withdrawal;
          $230,000 - $20,000 =                                                         $210,000

Reset GBA = lesser of (1) or (2) =                                                     $200,000

The Reset GBP is equal to 7% of your Reset GBA:
   0.07 x $200,000 =                                                                   $ 14,000


On July 1, 2016 your contract value falls to $175,000. You decide to take a partial withdrawal of $25,000. You took more than your GBP of $14,000 so your RBA gets reset to the lesser of:


   (1) your contract value immediately following the partial withdrawal;
          $175,000 - $25,000 =                                                         $150,000

   OR

   (2) your prior RBA less the amount of the partial withdrawal.
          $180,000 - $25,000 =                                                         $155,000

Reset RBA = lesser of (1) or (2) =                                                     $150,000

The GBA gets reset to the lesser of:

   (1) your prior GBA;                                                                 $200,000

   OR

   (2) your contract value immediately following the partial withdrawal;
          $175,000 - $25,000 =                                                         $150,000

Reset GBA = lesser of (1) or (2) =                                                     $150,000

The Reset GBP is equal to 7% of your Reset GBA:
   0.07 x $150,000 =                                                                   $ 10,500


------------------------------------------------------------------------------

106  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS

The purpose of these examples is to illustrate the operation of the Income Assurer Benefit(SM) Riders. The examples compare payouts available under the contract's standard annuity payout provisions with annuity payouts available under the riders based on the same set of assumptions. THE CONTRACT VALUES SHOWN ARE HYPOTHETICAL AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts (referred to in the riders as "protected investment options") and the fees and charges that apply to your contract.

For each of the riders, we provide two annuity payout plan comparisons based on the hypothetical contract values we have assumed. The first comparison assumes that you select annuity payout Plan B, Life Annuity with 10 Years Certain. The second comparison assumes that you select annuity payout Plan D, Joint and Last Survivor Annuity - No Refund.

Remember that the riders require you to choose a Portfolio Navigator model portfolio. The riders are intended to offer protection against market volatility in the subaccounts (protected investment options). Some Portfolio Navigator model portfolios include protected investment options and excluded investment options (RiverSource Variable Portfolio - Cash Management Fund, and if available under the contract, GPAs and/or the one-year fixed account). Excluded Investment Options are not included in calculating the 5% variable account floor under the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base riders. Because the examples which follow are based on hypothetical contract values, they do not factor in differences in Portfolio Navigator asset allocation models.

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 and we add a $5,000 purchase payment credit; and

o you invest all contract value in the subaccounts (protected investment options); and

o you make no additional purchase payments, partial withdrawals or changes in model portfolio; and

o     the annuitant is male and age 55 at contract issue; and

o     the joint annuitant is female and age 55 at contract issue.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - MAV

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                              ASSUMED      PURCHASE        MAXIMUM           GUARANTEED
 CONTRACT                     CONTRACT     PAYMENTS      ANNIVERSARY           INCOME
ANNIVERSARY                    VALUE      AND CREDITS   VALUE (MAV)(1)  BENEFIT BASE - MAV(2)
---------------------------------------------------------------------------------------------
     1                        $113,000     $105,000        $113,000           $113,000
     2                         131,000      105,000         131,000            131,000
     3                         138,000      105,000         138,000            138,000
     4                         157,000      105,000         157,000            157,000
     5                          89,000      105,000         157,000            157,000
     6                         126,000      105,000         157,000            157,000
     7                         145,000      105,000         157,000            157,000
     8                         159,000      105,000         159,000            159,000
     9                         146,000      105,000         159,000            159,000
    10                         181,000      105,000         181,000            181,000
    11                         147,000      105,000         181,000            181,000
    12                         154,000      105,000         181,000            181,000
    13                         216,000      105,000         216,000            216,000
    14                         206,000      105,000         216,000            216,000
    15                         211,000      105,000         216,000            216,000
---------------------------------------------------------------------------------------------

(1) The MAV is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - MAV is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - MAV does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  107

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                  STANDARD PROVISIONS                                         IAB - MAV PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED       PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - MAV     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000          $  803.64              $  805.45          $181,000          $  803.64            $  805.45
     11            147,000             668.85                 670.32           181,000             823.55               825.36
     12            154,000             719.18                 720.72           181,000             845.27               847.08
     13            216,000           1,034.64               1,036.80           216,000           1,034.64             1,036.80
     14            206,000           1,013.52               1,015.58           216,000           1,062.72             1,064.88
     15            211,000           1,065.55               1,067.66           216,000           1,090.80             1,092.96
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                   STANDARD PROVISIONS                                        IAB - MAV PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                         NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED          PLAN D - LAST       PLAN B - LIFE WITH    IAB - MAV        PLAN D - LAST      PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE   SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)  BENEFIT BASE   SURVIVOR NO REFUND(2) 10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000            $655.22               $647.98           $181,000           $655.22              $647.98
     11            147,000             543.90                538.02            181,000            669.70               662.46
     12            154,000             582.12                575.96            181,000            684.18               676.94
     13            216,000             838.08                827.28            216,000            838.08               827.28
     14            206,000             817.82                809.58            216,000            857.52               848.88
     15            211,000             858.77                850.33            216,000            879.12               870.48
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

108  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                            GUARANTEED
                                                                              INCOME
                           ASSUMED      PURCHASE            5%            BENEFIT BASE -
 CONTRACT                  CONTRACT     PAYMENTS       ACCUMULATION      5% ACCUMULATION
ANNIVERSARY                 VALUE      AND CREDITS    BENEFIT BASE(1)    BENEFIT BASE(2)
-------------------------------------------------------------------------------------------
     1                     $113,000     $105,000         $110,250            $113,000
     2                      131,000      105,000          115,763             131,000
     3                      138,000      105,000          121,551             138,000
     4                      157,000      105,000          127,628             157,000
     5                       89,000      105,000          134,010             134,010
     6                      126,000      105,000          140,710             140,710
     7                      145,000      105,000          147,746             147,746
     8                      159,000      105,000          155,133             159,000
     9                      146,000      105,000          162,889             162,889
    10                      181,000      105,000          171,034             181,000
    11                      147,000      105,000          179,586             179,586
    12                      154,000      105,000          188,565             188,565
    13                      216,000      105,000          197,993             216,000
    14                      206,000      105,000          207,893             207,893
    15                      211,000      105,000          218,287             218,287
-------------------------------------------------------------------------------------------

(1) The 5% Accumulation Benefit Base value is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - 5% Accumulation Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed
      Income Benefit Base - 5% Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                  STANDARD PROVISIONS                                        IAB - 5% RF PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED       PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - 5% RF   PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000          $  803.64              $  805.45          $181,000          $  803.64            $  805.45
     11            147,000             668.85                 670.32           179,586             817.11               818.91
     12            154,000             719.18                 720.72           188,565             880.60               882.48
     13            216,000           1,034.64               1,036.80           216,000           1,034.64             1,036.80
     14            206,000           1,013.52               1,015.58           207,893           1,022.83             1,024.91
     15            211,000           1,065.55               1,067.66           218,287           1,102.35             1,104.53
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  109

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                              STANDARD PROVISIONS                                        IAB - 5% RF PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY       ASSUMED         PLAN D - LAST       PLAN B - LIFE WITH   IAB - 5% RF       PLAN D - LAST       PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE  SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)  BENEFIT BASE   SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000           $655.22                $647.98          $181,000            $655.22               $647.98
     11            147,000            543.90                 538.02           179,586             664.47                657.28
     12            154,000            582.12                 575.96           188,565             712.78                705.23
     13            216,000            838.08                 827.28           216,000             838.08                827.28
     14            206,000            817.82                 809.58           207,893             825.33                817.02
     15            211,000            858.77                 850.33           218,287             888.43                879.70
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th, 13th or the 14th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                                            GUARANTEED
                                                                                              INCOME
                                                                                          BENEFIT BASE -
                                                                                            GREATER OF
                        ASSUMED      PURCHASE          MAXIMUM                               MAV OR 5%
 CONTRACT               CONTRACT     PAYMENTS        ANNIVERSARY      5% ACCUMULATION      ACCUMULATION
ANNIVERSARY              VALUE      AND CREDITS       VALUE(1)        BENEFIT BASE(1)     BENEFIT BASE(2)
-----------------------------------------------------------------------------------------------------------
     1                  $113,000     $105,000         $113,000            $110,250           $113,000
     2                   131,000      105,000          131,000             115,763            131,000
     3                   138,000      105,000          138,000             121,551            138,000
     4                   157,000      105,000          157,000             127,628            157,000
     5                    89,000      105,000          157,000             134,010            157,000
     6                   126,000      105,000          157,000             140,710            157,000
     7                   145,000      105,000          157,000             147,746            157,000
     8                   159,000      105,000          159,000             155,133            159,000
     9                   146,000      105,000          159,000             162,889            162,889
    10                   181,000      105,000          181,000             171,034            181,000
    11                   147,000      105,000          181,000             179,586            181,000
    12                   154,000      105,000          181,000             188,565            188,565
    13                   216,000      105,000          216,000             197,993            216,000
    14                   206,000      105,000          216,000             207,893            216,000
    15                   211,000      105,000          216,000             218,287            218,287
-----------------------------------------------------------------------------------------------------------

(1) The MAV and 5% Accumulation Benefit Base are limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2)   The Guaranteed Income Benefit Base - Greater of MAV or 5% Accumulation
      Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - Greater of MAV or 5%
      Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

110  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

PLAN B -- LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                  STANDARD PROVISIONS                                         IAB - MAX PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH     PLAN B - LIFE WITH     IAB - MAX     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE  10 YEARS CERTAIN(2)    10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000          $  803.64              $  805.45          $181,000          $  803.64            $  805.45
     11            147,000             668.85                 670.32           181,000             823.55               825.36
     12            154,000             719.18                 720.72           188,565             880.60               882.48
     13            216,000           1,034.64               1,036.80           216,000           1,034.64             1,036.80
     14            206,000           1,013.52               1,015.58           216,000           1,062.72             1,064.88
     15            211,000           1,065.55               1,067.66           218,287           1,102.35             1,104.53
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                  STANDARD PROVISIONS                                         IAB - MAX PROVISIONS
               ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED       PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - MAX     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE    CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
------------------------------------------------------------------------------------------------------------------------------------
     10           $181,000            $655.22                $647.98          $181,000            $655.22              $647.98
     11            147,000             543.90                 538.02           181,000             669.70               662.46
     12            154,000             582.12                 575.96           188,565             712.78               705.23
     13            216,000             838.08                 827.28           216,000             838.08               827.28
     14            206,000             817.82                 809.58           216,000             857.52               848.88
     15            211,000             858.77                 850.33           218,287             888.43               879.70
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  111

APPENDIX L: EXAMPLE -- BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM)

ASSUMPTIONS:


o You purchase the contract with a payment of $100,000 on May 1, 2008 and you and the annuitant are under age 70; and


o we add a $5,000 purchase payment credit to your contract. You select the MAV Death Benefit.


      On Nov. 1, 2008 the contract value grows to $106,000. The MAV Death Benefit on Nov. 1, 2008 equals the contract value less any purchase payment credits added in the last 12 months, or $101,000. You have not reached the first contract anniversary so the Benefit Protector(SM) does not provide any additional benefit at this time.

      On May 1, 2009 the contract value grows to $110,000. The death benefit on May 1, 2009 equals:


      The MAV Death Benefit (contract value):                                                        $ 110,000
        plus the Benefit Protector benefit which equals 40% of earnings at death (MAV Death Benefit minus payments not previously withdrawn):
        0.40 x ($110,000 - $100,000) =                                                                  +4,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 114,000


      On May 1, 2010 the contract value falls to $105,000. The death benefit on May 1, 2010 equals:


      The MAV Death Benefit:                                                                         $ 110,000
        plus the Benefit Protector benefit (40% of earnings at death):
        0.40 x ($110,000 - $100,000) =                                                                  +4,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 114,000


      On June 1, 2010 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in the third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on June 1, 2010 equals:


      The MAV Death Benefit (MAV adjusted for partial withdrawals):                                  $  57,619
        plus the Benefit Protector(SM) benefit (40% of earnings at death):
        0.40 x ($57,619 - $55,000) =                                                                    +1,048
                                                                                                     ---------
      Total death benefit of:                                                                        $  58,667


      On May 1, 2011 the contract value falls to $40,000. The death benefit on May 1, 2010 equals the death benefit on June 1, 2010. The reduction in contract value has no effect.

      On May 1, 2017 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on May 1, 2017 equals:


      The MAV Death Benefit (contract value):                                                        $ 200,000
        plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
        previously withdrawn that are one or more years old)                                           +55,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 255,000


------------------------------------------------------------------------------

112  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

      On Nov. 1, 2017 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $2,500. Your new contract value is now $252,500. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on Nov. 1, 2017 equals:


      The MAV Death Benefit (contract value less any purchase payment credits
        added in the last 12 months):                                                                $ 250,000
        plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
        previously withdrawn that are one or more years old)                                           +55,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 305,000


      On Nov. 1, 2018 the contract value remains $252,500 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on Nov. 1, 2018 equals:


      The MAV Death Benefit (contract value):                                                        $ 252,500
        plus the Benefit Protector benefit which equals 40% of earnings at death (MAV Death Benefit minus payments not previously withdrawn):
        0.40 x ($252,500 - $105,000) =                                                                 +59,000
                                                                                                     ---------

      TOTAL DEATH BENEFIT ON NOV. 1, 2018 OF:                                                        $ 311,500



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  113

APPENDIX M: EXAMPLE -- BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM) PLUS

ASSUMPTIONS:


o You purchase the contract with a payment of $100,000 on Jan. 1, 2008 and you and the annuitant are under age 70; and


o we add a $5,000 purchase payment credit to your contract. You select the MAV Death Benefit.


      On July 1, 2008 the contract value grows to $106,000. The MAV Death Benefit on July 1, 2008 equals the contract value, less any purchase payment credits added to the contract in the last 12 months, or $101,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

      On Jan. 1, 2009 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector(SM) Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2009 equals:


        The MAV Death Benefit (contract value):                                                      $ 110,000
        plus the Benefit Protector(SM) Plus benefit which equals 40% of earnings at death
        (MAV Death Benefit minus payments not previously withdrawn):
        0.40 x ($110,000 - $100,000) =                                                                  +4,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 114,000


      On Jan. 1, 2010 the contract value falls to $105,000. The death benefit on Jan. 1, 2010 equals:

        The MAV Death Benefit:                                                                       $ 110,000
        plus the Benefit Protector(SM) Plus benefit which equals 40% of earnings at death:
        0.40 x ($110,000 - $100,000) =                                                                  +4,000
        plus 10% of purchase payments made within 60 days of contract issue
        and not previously withdrawn: 0.10 x $100,000 =                                                +10,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 124,000


      On Feb. 1, 2010 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2010 equals:


        The MAV Death Benefit (MAV adjusted for partial withdrawals):                                $  57,619
        plus the Benefit Protector(SM) Plus benefit
        which equals 40% of earnings at death:
        0.40 x ($57,619 - $55,000) =                                                                    +1,048
        plus 10% of purchase payments made within 60 days of contract issue
        and not previously withdrawn: 0.10 x $55,000 =                                                  +5,500
                                                                                                     ---------
      Total death benefit of:                                                                        $  64,167


      On Jan. 1, 2011 the contract value falls $40,000. The death benefit on Jan. 1, 2011 equals the death benefit calculated on Feb. 1, 2008. The reduction in contract value has no effect.



------------------------------------------------------------------------------

114  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

      On Jan. 1, 2017 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector(SM) Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2017 equals:


        The MAV Death Benefit (contract value):                                                      $ 200,000
        plus the Benefit Protector Plus benefit which equals
        40% of earnings at death, up to a maximum of
        100% of purchase payments not previously withdrawn
        that are one or more years old                                                                 +55,000
        plus 20% of purchase payments made within 60 days of
        contract issue and not previously withdrawn: 0.20 x $55,000 =                                  +11,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 266,000


      On July 1, 2017 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $2,500. Your new contract value is now $252,500. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2017 equals:


        The MAV Death Benefit (contract value less any
        purchase payment credits added in the last 12 months):                                       $ 250,000
        plus the Benefit Protector Plus benefit which equals
        40% of earnings at death, up to a maximum of 100% of
        purchase payments not previously withdrawn
        that are one or more years old                                                                 +55,000
        plus 20% of purchase payments made within 60 days of
        contract issue and not previously withdrawn: 0.20 x $55,000 =                                  +11,000
                                                                                                     ---------
      Total death benefit of:                                                                        $ 316,000


      On July 1, 2018 the contract value remains $252,500 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2018 equals:


        The MAV Death Benefit (contract value):                                                      $ 252,500
        plus the Benefit Protector Plus benefit which equals 40% of earnings at death
        (MAV Death Benefit minus payments not previously withdrawn):
        0.40 x ($252,500 - $105,000) =                                                                 +59,000
        plus 20% of purchase payments made within 60 days of contract issue
        and not previously withdrawn: 0.20 x $55,000 =                                                 +11,000
                                                                                                     ---------

      Total death benefit on July 1, 2018 of:                                                        $ 322,500



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  115

APPENDIX N: CONDENSED FINANCIAL INFORMATION

(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.17   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    2,605    1,046        7
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.04   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.26   $ 1.17   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                       19       20        2
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.13   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                      778      302       --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.14   $ 1.12   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.17   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                       97       97       --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.20   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.37   $ 1.20       --
Number of accumulation units outstanding at end of period (000 omitted)                                    3,335      653       --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    7,937    1,618       --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.24   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.06   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    4,805      716       --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.12   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,939      731       --

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations
      High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

116  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
------------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.17       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.13   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.13       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    1,312      251       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                        8       --       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.25   $ 1.14       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.18   $ 1.04   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.35   $ 1.18   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    8,017    1,767       52
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.04   $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.08   $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                      116       75        1
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    6,495    1,052       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.31   $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.52   $ 1.31   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    1,073      223       25
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.20   $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.40   $ 1.20   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                    1,336      646       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.12   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                      900      530       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                      135       66       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.02   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.16   $ 1.12   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      133      132       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.18   $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.28   $ 1.18   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    1,149    1,138       48
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  117

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.16   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.10   $ 1.16       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,944      652       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.20   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                      237       46       --
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.19   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.32   $ 1.19       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,692      580       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.02   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.12   $ 1.09   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                       19       19       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 0.98   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.06   $ 1.03   $ 0.98
Number of accumulation units outstanding at end of period (000 omitted)                                       43       38       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.15   $ 1.14   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                      796      528       68
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.39   $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.59   $ 1.39   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                       29       30       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.14   $ 1.10   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    3,882      714        5
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.26   $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.41   $ 1.26   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                       71       54       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.20   $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.30   $ 1.20   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                      418      351       14
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.10   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    6,319    1,918        6
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.13   $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.26   $ 1.13   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                        3        3       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.25   $ 1.10   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.38   $ 1.25   $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                       98      103        6
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.18   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.24   $ 1.18       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

118  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.16   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.28   $ 1.16   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                            $ 0.99   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.00   $ 0.99   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                      856    2,485       23

*     The 7-day simple and compound yields for RiverSource(SM) Variable
      Portfolio - Cash Management Fund at Dec. 31, 2005 were 1.86% and 1.88%, respectively
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                            $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.04   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                      268      265       19
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                            $ 1.27   $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.42   $ 1.27   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                    4,126       78        4
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.54   $ 1.17       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,111      441       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.19   $ 1.12   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                            $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                    1,278      200       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.10       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --        6       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.28   $ 1.14       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.10   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    4,918    2,114       --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.13   $ 1.10       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  119

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.02   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.18   $ 1.09   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                       94       71       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.04   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.05   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                      122      114       13

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.17   $ 1.14   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                      700      619       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.08   $ 1.10       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                            $ 0.99   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                                  $ 0.99   $ 0.99   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                      790      234       32
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.24   $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.28   $ 1.24   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    4,143      929        1
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                            $ 1.24   $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.27   $ 1.24   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                    8,988    1,681       10
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.37   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.58   $ 1.37       --
Number of accumulation units outstanding at end of period (000 omitted)                                      230       74       --
------------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.20   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.44   $ 1.20       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,988      608       --
------------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.15   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.26   $ 1.15       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,248      455       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

120  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                                  2005     2004
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                               742      289
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.18   $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                                52       --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.13   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                               254       82
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                                     $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.08   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.19   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.36   $ 1.19
Number of accumulation units outstanding at end of period (000 omitted)                                               863      135
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                             2,099      349
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.11   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.23   $ 1.11
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.06   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                             1,353      231
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.04   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               782      159

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations
      High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B
------------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                                     $ 1.16   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.20   $ 1.16
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.13   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.20   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  121

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005     2004
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               333       59
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.02   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.14   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.24   $ 1.14
Number of accumulation units outstanding at end of period (000 omitted)                                                49       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.26   $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                             2,068      279
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                             1,811      213
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.21   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.40   $ 1.21
Number of accumulation units outstanding at end of period (000 omitted)                                               259       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.27   $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                               329      142
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.12   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11   $ 1.12
Number of accumulation units outstanding at end of period (000 omitted)                                                70       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                41       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                                44       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.18   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                84       14
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.16   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.16
Number of accumulation units outstanding at end of period (000 omitted)                                               749      132
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.12   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.19   $ 1.12
Number of accumulation units outstanding at end of period (000 omitted)                                                31       --
------------------------------------------------------------------------------------------------------------------------------------


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122  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005     2004
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.19   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.32   $ 1.19
Number of accumulation units outstanding at end of period (000 omitted)                                               701      143
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.09   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.04   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.09   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.24   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.41   $ 1.24
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.08   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                             1,103      192
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.15   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.28   $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.16   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.25   $ 1.16
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.07   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                             1,572      309
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.14   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.14   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.25   $ 1.14
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.18   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.24   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.13   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.24   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  123

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005     2004
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                                     $ 0.99   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.00   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                                61       --

*     The 7-day simple and compound yields for RiverSource(SM) Variable
      Portfolio - Cash Management Fund at Dec. 31, 2005 were 1.45% and 1.46%, respectively
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                                     $ 1.15   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.28   $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                             1,232       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                                     $ 1.17   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.53   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                               542       95
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                                     $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.13   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                                     $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                               338       11
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
0RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                                     $ 1.14   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.27   $ 1.14
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                                     $ 1.05   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.09   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                             1,237      489

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                                     $ 1.10   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.12   $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                                     $ 1.06   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.15   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                                 2       --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

124  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005     2004
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                                     $ 1.03   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.02   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                                     $ 1.08   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                                     $ 1.09   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.08   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                --       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                                     $ 0.99   $ 1.00
Accumulation unit value at end of period                                                                           $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                                98       --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                                     $ 1.15   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.19   $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                             1,122      227
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.13   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.15   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                             2,564      386
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.37   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.57   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                                82        9
------------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.20   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.43   $ 1.20
Number of accumulation units outstanding at end of period (000 omitted)                                               847      169
------------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.15   $ 1.00
Accumulation unit value at end of period                                                                           $ 1.25   $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                               603       98
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS  125

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts .................................p. 3
Rating Agencies .............................................p. 4
Revenues Received During Calendar Year 2005 .................p. 4
Principal Underwriter .......................................p. 5
Independent Registered Public Accounting Firm ...............p. 5
Condensed Financial Information (Unaudited) .................p. 6
Financial Statements


------------------------------------------------------------------------------

126  RIVERSOURCE SIGNATURE ONE SELECT VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE [LOGO](SM)
       ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437



          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

            (C)2007 Ameriprise Financial, Inc. All rights reserved.

45301 F (1/07)

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE

SIGNATURE ONE(SM) VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)


           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/RIVERSOURCE MVA ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


NEW RIVERSOURCE SIGNATURE ONE(SM) VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds

o     AllianceBernstein Variable Products Series Fund, Inc.

o     Baron Capital Funds Trust


o     Credit Suisse Trust

o     Fidelity(R) Variable Insurance Products - Service Class

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
      Class 2

o     Goldman Sachs  Variable Insurance Trust (VIT)

o     Janus Aspen Series: Service Shares


o     J.P. Morgan Series Trust II

o     Lazard Retirement Series, Inc.

o     MFS(R) Variable Insurance Trust(SM)


o     RiverSource(SM) Variable Portfolio Funds

o     Royce Capital Fund

o     Third Avenue Variable Series Trust

o     Wanger Advisors Trust

o     Wells Fargo Variable Trust Funds


Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits which we may reverse up to the maximum withdrawal charge under certain circumstances. (See "Buying Your Contract -- Purchase Payment Credits.") Expense charges from contracts with purchase payment credits may be higher than charges for contracts without such credits. The amount of the credit may be more than offset by additional fees and charges associated with the credit.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 1

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.


TABLE OF CONTENTS

KEY TERMS ...............................................................    3
THE CONTRACT IN BRIEF ...................................................    4
EXPENSE SUMMARY .........................................................    6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) .............................    9
FINANCIAL STATEMENTS ....................................................    9
THE VARIABLE ACCOUNT AND THE FUNDS ......................................   10
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ....................................   18
THE ONE-YEAR FIXED ACCOUNT ..............................................   20
BUYING YOUR CONTRACT ....................................................   21
CHARGES .................................................................   23
VALUING YOUR INVESTMENT .................................................   27
MAKING THE MOST OF YOUR CONTRACT ........................................   29
WITHDRAWALS .............................................................   33
TSA -- SPECIAL WITHDRAWAL PROVISIONS ....................................   33
CHANGING OWNERSHIP ......................................................   34
BENEFITS IN CASE OF DEATH ...............................................   34
OPTIONAL BENEFITS .......................................................   39
THE ANNUITY PAYOUT PERIOD ...............................................   48
TAXES ...................................................................   50
VOTING RIGHTS ...........................................................   53
SUBSTITUTION OF INVESTMENTS .............................................   53

ABOUT THE SERVICE PROVIDERS .............................................   54

ADDITIONAL INFORMATION ..................................................   55
APPENDIX A: 8% PERFORMANCE CREDIT RIDER ADJUSTED PARTIAL WITHDRAWAL .....   56
APPENDIX B: CONDENSED FINANCIAL INFORMATION (UNAUDITED) .................   58
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............   66

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments and any purchase payment credits or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments and any purchase payment credits or transfer contract value to a GPA. Withdrawals and transfers from a GPA done more than 30 days before the end of the guarantee period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes - Qualified Annuities - Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits. We will not deduct any other charges. (See "Buying Your Contract -- Purchase Payment Credits.") However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each GPA is $1,000. We reserve the right to restrict the amount of any purchase payment allocated to the GPAs and the one-year fixed account if the interest rate we are then crediting to the GPAs or one-year fixed account is equal to the minimum interest rate stated in the contract. These accounts may not be available in all states. (p. 18 and p. 20)


4 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments. (p. 21)

MINIMUM ADDITIONAL PURCHASE PAYMENT:

         $50 for Systematic Investment Plans (SIPs).

         $100 for any other type of payment.

MAXIMUM TOTAL PURCHASE PAYMENTS*

         $1,000,000 for issue ages through 85.

         $100,000 for issue ages 86 to 90.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. We reserve the right to limit transfers to the GPAs and the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p.
29)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 33)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 34)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 34)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 39)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 48)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 50)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values. We may also be required to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE
(contingent deferred sales charge as a percentage of purchase payments withdrawn)

             YEARS FROM PURCHASE                WITHDRAWAL CHARGE
               PAYMENT RECEIPT                     PERCENTAGE
                      1                                 8%
                      2                                 8
                      3                                 8
                      4                                 8
                      5                                 7
                      6                                 6
                      7                                 6
                      8                                 4
                      9                                 2
                      Thereafter                        0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.36% if the assumed investment rate is 3.5% and 6.86% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

You can choose the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                          MAXIMUM ANNIVERSARY VALUE      RETURN OF PURCHASE
                                          OR ENHANCED DEATH BENEFIT    PAYMENTS DEATH BENEFIT
VARIABLE ACCOUNT ADMINISTRATIVE CHARGE              0.15%                       0.15%
MORTALITY AND EXPENSE RISK FEE                      1.45                        1.35
TOTAL ANNUAL VARIABLE ACCOUNT EXPENSES              1.60%                       1.50%

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE:                                                                            $  40
(We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.)

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE                                                                 0.35%*
(As a percentage of an adjusted contract value charged annually on the contract anniversary.)

8% PERFORMANCE CREDIT RIDER (PCR) FEE                                                                              0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE                                                      0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE                                            0.40%*
(As a percentage of the contract value charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                       MINIMUM         MAXIMUM
Total expenses before fee waivers and/or
   expense reimbursements                               0.62%           3.57%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                      GROSS TOTAL
                                                                                  MANAGEMENT   12b-1    OTHER           ANNUAL
                                                                                     FEES      FEES    EXPENSES        EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                                  0.61%       --%     0.29%    0.90%(1),(2)
AIM V.I. Capital Development Fund, Series I Shares                                   0.75        --      0.34     1.09(1)
AIM V.I. Core Equity Fund, Series I Shares                                           0.60        --      0.27     0.87(1),(2)
AllianceBernstein VPS Global Technology Portfolio (Class B)                          0.75      0.25      0.17     1.17(3)
AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                           0.75      0.25      0.06     1.06(3)
AllianceBernstein VPS U.S. Government/High Grade Securities Portfolio (Class B)      0.45      0.25      0.26     0.96(3)
Baron Capital Asset Fund - Insurance Shares                                          1.00      0.25      0.09     1.34(3)
Credit Suisse Trust - Mid-Cap Growth Portfolio                                       0.90        --      0.47     1.37(4)
Fidelity(R) VIP Growth & Income Portfolio Service Class                              0.47      0.10      0.12     0.69(5)
Fidelity(R) VIP Mid Cap Portfolio Service Class                                      0.57      0.10      0.12     0.79(5)
Fidelity(R) VIP Overseas Portfolio Service Class                                     0.72      0.10      0.17     0.99(5)
FTVIPT Franklin Real Estate Fund - Class 2                                           0.47      0.25      0.02     0.74(6),(7)
FTVIPT Mutual Shares Securities Fund - Class 2                                       0.60      0.25      0.18     1.03(7)
FTVIPT Templeton Foreign Securities Fund - Class 2                                   0.65      0.25      0.17     1.07(8)
Goldman Sachs VIT Capital Growth Fund                                                0.75        --      0.15     0.90(9)
Goldman Sachs VIT International Equity Fund                                          1.00        --      0.36     1.36(9)
Goldman Sachs VIT Structured U.S. Equity Fund                                        0.65        --      0.09     0.74(9)
Janus Aspen Series Global Technology Portfolio: Service Shares                       0.64      0.25      0.09     0.98(10)
Janus Aspen Series International Growth Portfolio: Service Shares                    0.64      0.25      0.06     0.95(10)
Janus Aspen Series Large Cap Growth Portfolio: Service Shares                        0.64      0.25      0.02     0.91(10)
Janus Aspen Series Mid Cap Growth Portfolio: Service Shares                          0.64      0.25      0.03     0.92(10)
JPMorgan U.S. Large Cap Core Equity Portfolio                                        0.35        --      0.50     0.85(3)
Lazard Retirement Equity Portfolio                                                   0.75      0.25      2.57     3.57
Lazard Retirement International Equity Portfolio                                     0.75      0.25      0.21     1.21
MFS(R) New Discovery Series - Initial Class                                          0.90        --      0.16     1.06(11)
MFS(R) Research Series - Initial Class                                               0.75        --      0.18     0.93(11)
MFS(R) Utilities Series - Initial Class                                              0.75        --      0.15     0.90(11)
RiverSource(SM) Variable Portfolio - Balanced Fund                                   0.47      0.13      0.15     0.75(12),(13),(14)
RiverSource(SM) Variable Portfolio - Cash Management Fund                            0.33      0.13      0.16     0.62(12),(13)


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                      GROSS TOTAL
                                                                                  MANAGEMENT   12b-1     OTHER          ANNUAL
                                                                                     FEES       FEES   EXPENSES        EXPENSES
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                           0.47%     0.13%     0.17%    0.77%(12),(13)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                  0.67      0.13      0.16     0.96(12),(13),(14)
RiverSource(SM) Variable Portfolio - Growth Fund                                     0.62      0.13      0.17     0.92(12),(13),(14)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                            0.59      0.13      0.17     0.89(12),(13)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                           0.55      0.13      0.14     0.82(12),(13),(14)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund             0.48      0.13      0.18     0.79(12),(13)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                        0.74      0.13      0.22     1.09(12),(13),(14)
Royce Micro-Cap Portfolio                                                            1.25        --      0.07     1.32(3)
Royce Small-Cap Portfolio                                                            1.00        --      0.09     1.09(3)
Third Avenue Value Portfolio                                                         0.90        --      0.29     1.19(3)
Wanger International Small Cap                                                       0.95        --      0.18     1.13(3)
Wanger U.S. Smaller Companies                                                        0.90        --      0.05     0.95(3)
Wells Fargo Advantage VT Equity Income Fund                                          0.55      0.25      0.25     1.05(15)

 (1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

 (2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund, Series I
      Shares and AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

 (3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

 (4) Fee waivers and or expense reimbursements may reduce expenses for the Portfolio, without which performance would be lower. Waivers and/or expense reimbursements may be discontinued at any time. For the period beginning March 1, 2006 through Feb. 28, 2007, Credit Suisse Asset
      Management, LLC will voluntarily waive an additional 0.05% of its advisory fees. After fee waivers and expense reimbursements net expenses would be 1.25% for Credit Suisse Trust - Mid-Cap Growth Portfolio.

 (5) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.64% for Fidelity(R) VIP Growth & Income Portfolio Service Class, 0.74% for Fidelity(R) VIP Mid Cap Portfolio Service Class and 0.92% for
      Fidelity(R) VIP Overseas Portfolio Service Class. These offsets may be discontinued at any time.

 (6) The Fund's administration fee is paid indirectly through the management fee.

 (7) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

 (8) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign Securities Fund - Class
      2.

 (9) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.11% of the Fund's average daily net assets for Goldman Sachs VIT Capital Growth
      Fund, 0.16% of the Fund's average daily net assets for Goldman Sachs VIT
      Structured U.S. Equity Fund and 0.16% of the Fund's average daily net assets for Goldman Sachs VIT International Equity Fund. The Investment
      Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(10) Janus Capital has contractually agreed to waive certain Portfolio's total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain
      Portfolios, brokerage commissions, interest, taxes and extraordinary expenses) to certain limits until May 1, 2007. Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(11) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements that reduced or recaptured series' expenses.
      Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(12) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.


8 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

(13) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(14) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund and 0.05% for RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund, 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund.

(15) The Funds' investment adviser has implemented a break point schedule for the Funds' management fees. The management fees charged to the Funds will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. Other expenses may include expenses payable to affiliates of Wells Fargo & Company. The adviser has committed through April 30, 2007 to waive fees and/or reimburse the expenses to the extent necessary to maintain the Fund's net operating expense ratio. After fee waivers and expense reimbursements net expenses would be 1.00% for Wells Fargo Advantage VT Equity Income Fund. Please refer to the Fund's prospectus for additional details.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you select the Maximum Anniversary Value death benefit, the GMIB and Benefit Protector Plus options. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        IF YOU DO NOT WITHDRAW YOUR CONTRACT
                   IF YOU WITHDRAW YOUR CONTRACT                      OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
             AT THE END OF THE APPLICABLE TIME PERIOD:               AT THE END OF THE APPLICABLE TIME PERIOD:
          1 YEAR       3 YEARS       5 YEARS       10 YEARS       1 YEAR      3 YEARS       5 YEARS       10 YEARS
        $1,408.24     $2,605.03     $3,676.05     $5,794.50      $608.24     $1,805.03     $2,976.05     $5,794.50

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you select the Return of Purchase Payments death benefit and you do not select any optional riders. Although your actual costs maybe higher or lower, based on these assumptions your costs would be:

                                                                        IF YOU DO NOT WITHDRAW YOUR CONTRACT
                    IF YOU WITHDRAW YOUR CONTRACT                     OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
              AT THE END OF THE APPLICABLE TIME PERIOD:              AT THE END OF THE APPLICABLE TIME PERIOD:
          1 YEAR       3 YEARS       5 YEARS       10 YEARS      1 YEAR      3 YEARS        5 YEARS      10 YEARS
        $1,018.74     $1,474.83     $1,856.95     $2,486.02      $218.74      $674.83      $1,156.95     $2,486.02

* In these examples, the $40 contract administrative charge is approximated as a .014% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.


CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in Appendix B.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 9

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


10 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 11

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Growth of capital. Invests principally in common stocks of       A I M Advisors, Inc.
Appreciation Fund,             companies likely to benefit from new or innovative products,
Series I Shares                services or processes as well as those with above-average
                               growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the
                               United States.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Long-term growth of capital. Invests primarily in securities     A I M Advisors, Inc.
Development Fund,              (including common stocks, convertible securities and bonds) of
Series I Shares                small- and medium-sized companies. The Fund may invest up to
                               25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,     Growth of capital. Invests normally at least 80% of its net      A I M Advisors, Inc
Series I Shares                assets, plus the amount of any borrowings for investment
                               purposes, in equity securities, including convertible
                               securities of established companies that have long-term
                               above-average growth in earnings and dividends and growth
                               companies that are believed to have the potential for
                               above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS          Long-term growth of capital. The Fund invests at least 80% of    AllianceBernstein L.P
Global Technology Portfolio    its net assets in securities of companies that use technology
(Class B)                      extensively in the development of new or improved products or processes. Invests in a global portfolio of securities of U.S.
                               and foreign companies selected for their growth potential.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS          Long-term growth of capital. Invests primarily in equity         AllianceBernstein L.P
Large Cap Growth               securities of U.S. companies. Unlike most equity funds, the
Portfolio (Class B)            Portfolio focuses on a relatively small number of intensively researched companies.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS          High level of current income consistent with preservation of     AllianceBernstein L.P
U.S. Government/High           capital. Invests primarily in (1) U.S. government securities
Grade Securities Portfolio     and (2) other high-grade debt securities or, if unrated, of
(Class B)                      equivalent quality.

------------------------------------------------------------------------------------------------------------------------------------
Baron Capital Asset Fund -     Capital appreciation. Invests primarily in securities of         BAMCO, Inc.
Insurance Shares               small-and medium-sized companies with undervalued assets or favorable growth prospects.

------------------------------------------------------------------------------------------------------------------------------------
Credit Suisse - Trust          Maximum capital appreciation. Invests in U.S. equity             Credit Suisse Asset Management, LLC
Mid-Cap Growth Portfolio       securities of "mid-cap" growth companies with growth
                               characteristics such as positive earnings and potential for accelerated growth.

------------------------------------------------------------------------------------------------------------------------------------


12 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth &       Seeks high total return through a combination of current         Fidelity Management & Research
Income Portfolio               income and capital appreciation. Normally invests a majority     Company (FMR), investment manager;
Service Class                  of assets in common stocks with a focus on those that pay        FMR U.K., FMR Far East,
                               current dividends and show potential for capital appreciation.   sub-investment advisers.
                               May invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.
                               Invests in domestic and foreign issuers. The Fund invests in either "growth" stocks or "value" stocks or both.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap        Long-term growth of capital. Allocates assets across different   Fidelity Management & Research
Portfolio Service Class        market sectors and maturities. Normally invests primarily in     Company (FMR), investment manager;
                               common stocks. Normally invests at least 80% of assets in        FMR U.K., FMR Far East,
                               securities of companies with medium market capitalizations.      sub-investment advisers.
                               May invest in companies with smaller or larger market
                               capitalizations. Invests in domestic and foreign issuers. The
                               Fund invests in either "growth" or "value" common stocks or both.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas       Long-term growth of capital. Normally invests primarily in       Fidelity Management & Research
Portfolio Service Class        common stocks of foreign securities. Normally invests at least   Company (FMR), investment manager;
                               80% of assets in non-U.S. securities.                            FMR U.K., FMR Far East, Fidelity
                                                                                                International Investment Advisors
                                                                                                (FIIA) and FIIA U.K.,
                                                                                                sub-investment advisers.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real           Seeks capital appreciation, with current income as a secondary   Franklin Advisers, Inc.
Estate Fund - Class 2          goal. The Fund normally invests at least 80% of its net assets in investments of companies operating in the real estate
                               sector.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares           Seeks capital appreciation, with income as a secondary goal.     Franklin Mutual Advisers, LLC
Securities Fund - Class 2      The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Foreign       Long-term capital growth. The Fund normally invests at least     Templeton Investment Counsel, LLC
Securities Fund - Class 2      80% of its net assets in investments of issuers located
                               outside the U.S., including those in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 13

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT              Seeks long-term growth of capital. The Fund invests, under       Goldman Sachs Asset Management, L.P.
Capital Growth Fund            normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase ("Total Assets")
                               in equity investments. The Fund seeks to achieve its
                               investment objective by investing in a diversified portfolio of equity investments that are considered by the Investment
                               Adviser to have long-term capital appreciation potential.
                               Although the Fund invests primarily in publicly traded U.S.
                               securities, it may invest up to 10% of its Total Assets in foreign securities, including securities of issuers in
                               emerging countries and securities quoted in foreign currencies.

------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT              The Fund seeks long-term capital appreciation. The Fund seeks    Goldman Sachs Asset Management
International Equity Fund      this objective by investing in the stocks of leading companies   International
                               within developed and emerging countries around the world,
                               outside the U.S. The Fund invests, under normal circumstances, substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of
                               purchase) ("Net Assets") in a diversified portfolio of equity investments in companies that are organized outside the United
                               States or whose securities are principally traded outside the
                               United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $2.5 billion at the time of investment. The Fund may allocate its assets among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries.

------------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs VIT              The Fund seeks long-term growth of capital and dividend          Goldman Sachs Asset Management, L.P.
Structured U.S. Equity Fund    income. The Fund invests, under normal circumstances, at least
                               90% of its total assets (not including securities lending
                               collateral and any investment of that collateral) measured at time of purchase ("Total Assets") in a diversified portfolio of equity investments in U.S. issuers, including foreign
                               companies that are traded in the United States. However, it is currently anticipated that, under normal circumstances, the
                               Fund will invest at least 95% of its net assets plus any
                               borrowings for investment purposes (measured at the time of purchase) in such equity investments. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index. The
                               Fund seeks a broad representation in most major sectors of the
                               U.S. economy and a portfolio consisting of companies with
                               average long-term earnings growth expectations and dividend yields. The Fund is not required to limit its investments to securities in the S&P 500 Index. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.


------------------------------------------------------------------------------------------------------------------------------------


14 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen                    Long-term growth of capital. Invests, under normal               Janus Capital
Series Global Technology       circumstances, at least 80% of its net assets in securities of
Portfolio: Service Shares      companies that the portfolio manager believes will benefit significantly from advances or improvements in technology. It implements this policy by investing primarily in equity
                               securities of U.S. and foreign companies selected for their growth potential.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen                    Long-term growth of capital. Invests, under normal               Janus Capital
Series International Growth    circumstances, at least 80% of its net assets in securities of
Portfolio: Service Shares      issuers from at least five different countries, excluding the
                               United States. Although the Portfolio intends to invest
                               substantially all of its assets in issuers located outside the
                               United States, it may at times invest in U.S. issuers and
                               under unusual circumstances, it may invest all of its assets in fewer than five countries or even a single country.

------------------------------------------------------------------------------------------------------------------------------------

Janus Aspen                    Long-term growth of capital in a manner consistent with the      Janus Capital
Series Large Cap Growth        preservation of capital. Invests under normal circumstances at
Portfolio: Service Shares      least 80% of its net assets in large-sized companies.
                               Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000(R)
                               Index at the time of purchase.


------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen                    Seeks long-term growth of capital. Invests, under normal         Janus Capital
Series Mid Cap Growth          circumstances, at least 80% of its net assets in equity
Portfolio: Service Shares      securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month
                               average of the capitalization ranges of the Russell Midcap
                               Growth Index.

------------------------------------------------------------------------------------------------------------------------------------

JPMorgan U.S. Large Cap        Seeks to provide a high total return from a portfolio of         J.P. Morgan Investment
Core Equity Portfolio          selected equity securities. Under normal circumstances, the      Management Inc.
                               Portfolio invests at least 80% of its Assets in equity
                               investments of large-cap U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment purposes.


------------------------------------------------------------------------------------------------------------------------------------
Lazard Retirement Equity       Long-term capital appreciation. Invests primarily in equity      Lazard Asset Management, LLC
Portfolio                      securities, principally common stocks, of relatively large
                               U.S. companies with market capitalizations in the range of the
                               S&P 500(R) Index that the Investment Manager believes are
                               undervalued based on their earnings, cash flow or asset values.

------------------------------------------------------------------------------------------------------------------------------------
Lazard Retirement              Long-term capital appreciation. Invests primarily in equity      Lazard Asset Management, LLC
International Equity           securities, principally common stocks, of relatively large
Portfolio                      non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) Europe,
                               Australia and Far East (EAFE(R)) Index that the Investment
                               Manager believes are undervalued based on their earnings, cash flow or asset values.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery           Capital appreciation. Invests in at least 65% of its net         MFS Investment Management(R)
Series - Initial Class         assets in equity securities of emerging growth companies.

------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Research                Long-term growth of capital and future income. Invests           MFS Investment Management(R)
Series - Initial Class         primarily in common stocks and related securities that have favorable prospects for long-term growth, attractive
                               valuations based on current and expected earnings or cash
                               flow, dominant or growing market share, and superior
                               management.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities               Capital growth and current income. Invests primarily in          MFS Investment Management(R)
Series - Initial Class         equity and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum total investment return through a combination of         RiverSource Investments, LLC
Portfolio - Balanced Fund      capital growth and current income. Invests primarily in a        (RiverSource Investments)
                               combination of common and preferred stocks, bonds and other debt securities. Under normal market conditions, at least 50%
                               of the Fund's total assets are invested in common stocks and no less than 25% of the Fund's total assets are invested in debt securities. The Fund may invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum current income consistent with liquidity and             RiverSource Investments
Portfolio - Cash               stability of principal. Invests primarily in money market
Management Fund                instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                               certificates of deposit, bankers' acceptances, letters of
                               credit, and commercial paper, including asset-backed
                               commercial paper.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income while attempting to conserve the    RiverSource Investments
Portfolio - Diversified        value of the investment and continuing a high level of income
Bond Fund                      for the longest period of time. Under normal market
                               conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the
                               Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate Bond Index (Index),
                               which are investment grade and denominated in U.S. dollars.
                               The Index includes securities issued by the U.S. government, corporate bonds, and mortgage- and asset-backed securities.
                               Although the Fund emphasizes high- and medium-quality debt securities, it will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality
                               (junk) bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income and, as a secondary goal, steady    RiverSource Investments
Portfolio - Diversified        growth of capital. Under normal market conditions, the Fund
Equity Income Fund             invests at least 80% of its net assets in dividend-paying
                               common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. Invests primarily in common stocks     RiverSource Investments
Portfolio - Growth Fund        and securities convertible into common stocks that appear to offer growth opportunities. These growth opportunities could result from new management, market developments, or
                               technological superiority. The Fund may invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------


16 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High current income, with capital growth as a secondary          RiverSource Investments
Portfolio - High Yield         objective. Under normal market conditions, the Fund invests
Bond Fund                      at least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign
                               companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Capital appreciation. Under normal market conditions, the        RiverSource Investments
Portfolio - Large Cap          Fund invests at least 80% of its net assets in equity
Equity Fund                    securities of companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           A high level of current income and safety of principal           RiverSource Investments
Portfolio - Short Duration     consistent with an investment in U.S. government and
U.S. Government Fund           government agency securities. Under normal market conditions, at least 80% of the Fund's net assets are invested in
                               securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. Under normal market conditions, at     RiverSource Investments, adviser;
Portfolio - Small Cap          least 80% of the Fund's net assets are invested in equity        Kenwood Capital Management LLC,
Advantage Fund                 securities of companies with market capitalization of up to      subadviser
                               $2 billion or that fall within the range of the Russell 2000(R)
                               Index at the time of investment.

------------------------------------------------------------------------------------------------------------------------------------
Royce Micro-Cap Portfolio      Long-term growth of capital. Invests primarily in a broadly      Royce & Associates, LLC
                               diversified portfolio of equity securities issued by
                               micro-cap companies (companies with stock market
                               capitalizations below $500 million).

------------------------------------------------------------------------------------------------------------------------------------
Royce Small-Cap Portfolio      Long-term growth of capital with current income as a             Royce & Associates, LLC
                               secondary objective. Invests primarily in a limited number of equity securities issued by small companies with stock market capitalization below $2.5 billion.

------------------------------------------------------------------------------------------------------------------------------------
Third Avenue Value             Long-term capital appreciation. Invests primarily in common      Third Avenue Management LLC
Portfolio                      stocks of well-financed companies, meaning companies without significant liabilities in comparison to their liquid
                               resources at a discount to what the Adviser believes is their intrinsic value.

------------------------------------------------------------------------------------------------------------------------------------
Wanger International           Long-term growth of capital. Invests primarily in stocks of      Columbia Wanger
Small Cap                      companies based outside the U.S. with market capitalizations     Asset Management, L.P.
                               of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller            Long-term growth of capital. Invests primarily in stocks of      Columbia Wanger
Companies                      small- and medium-size U.S. companies with market                Asset Management, L.P.
                               capitalizations of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term capital appreciation and above-average dividend        Wells Fargo Funds Management, LLC,
Equity Income Fund             income. The Fund invests primarily in equity securities that     adviser; Wells Capital Management
                               the advisers believe are undervalued in relation to various      Incorporated, subadviser.
                               valuation measures, and that have strong return potential and above-average dividend income. The Fund invests principally in securities of companies with market capitalizations of $3 billion or more.

------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 17

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments and purchase payment credits to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The minimum required investment in each GPA is $1,000. There are restrictions on the amount you can allocate to these accounts as well as on transfers from these accounts (see "Buying Your Contract" and "Transfer policies"). These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below.) During this 30 day window you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.


18 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

               IF YOUR GPA RATE IS:                 THE MVA IS:
        Less than the new GPA rate + 0.10%           Negative
        Equal to the new GPA rate + 0.10%            Zero
        Greater than the new GPA rate + 0.10%        Positive

GENERAL EXAMPLES

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

                                   1 + i
   EARLY WITHDRAWAL AMOUNT X [(------------) (TO THE POWER OF n/12) - 1] = MVA
                               1 + j + .001

   Where          i = rate earned in the GPA from which amounts are being
                      transferred or withdrawn.

                  j = current rate for a new Guaranteed Period equal to
                      the remaining term in the current Guarantee Period.

                  n = number of months remaining in the current Guarantee
                      Period (rounded up).


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 19

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

                     1.030
    $1,000 X [( ---------------) (TO THE POWER OF 84/12) - 1] = -$39.84
                1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

                    1.030
    $1,000 X [(---------------) (TO THE POWER OF 84/12) - 1] = $27.61
               1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment and transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate offered may vary by state but will not be lower than state law allows.


There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies").

Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


20 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified or nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger. (The age limit may be younger for qualified annuities in some states.)

When you applied, you selected (if available in your state):

o the one-year fixed account, GPAs and/or subaccounts in which you want to invest(1);

o     how you want to make purchase payments;

o one of three death benefit options if you and the annuitant are 79 or younger(2):

      --    Return of Purchase Payments (ROP) death benefit,

      --    Maximum Anniversary Value (MAV) death benefit, or

      --    Enhanced Death Benefit (EDB) rider(3);

o     the optional Guaranteed Minimum Income Benefit Rider(4);

o     the optional 8% Performance Credit Rider(4);

o     the optional Benefit Protector Death Benefit Rider(5);

o     the optional Benefit Protector Plus Death Benefit Rider(5); and

o     a beneficiary.

(1) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs may not be available in some states.

(2) If either you or the annuitant are 80 or older at contract issue, the ROP death benefit will apply.

(3)   May not be available in all states.

(4) You may select either the GMIB or the PCR, but not both. Riders may not be available in all states. The GMIB is only available to annuitants 75 or younger at contract issue. If you select the GMIB you must select either the MAV death benefit or the EDB death benefit rider.

(5) You may select one of the following: the EDB death benefit, the Benefit Protector or the Benefit Protector Plus. These benefits may not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if both you and the annuitant are 75 or younger at contract issue. The EDB death benefit is only available if both you and the annuitant are 79 or younger at contract issue.

The contract provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs, and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs. For contracts with applications signed on or after June 16, 2003, the amount of any purchase payment allocated to the GPAs and the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish a dollar cost averaging arrangement with respect to the purchase payment according to procedures currently in effect, or you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

We applied your initial purchase payment to the GPAs, one-year fixed account and subaccounts you selected within two business days after we received it at our administrative office. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a SIP. You must make an initial purchase payment of $25,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 21

THE RETIREMENT DATE

Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. You can also select a date within the maximum limits. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM PURCHASE PAYMENTS

      $50 for SIPs.

      $100 for any other type of payment.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*

      $1,000,000 for issue ages up to 85.

      $100,000 for issue ages 86 to 90.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.


22 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

PURCHASE PAYMENT CREDITS

You will generally receive a purchase payment credit with every payment you make to your contract. We apply this credit immediately. We allocate the credit to the GPAs, one-year fixed account and subaccounts in the same proportions as your purchase payment. We apply the credit as a percentage of your current payment based on the following schedule:

           IF TOTAL NET PAYMENTS* MADE DURING       THEN THE PURCHASE PAYMENT
           THE LIFE OF THE CONTRACT EQUALS ...      CREDIT PERCENTAGE EQUALS ...
           $25,000 to less than $100,000                        3%
           $100,000 to less than $1 million                     4
           $1 million and over                                  5

*     Net payments equal total payments less total withdrawals.

If you make any additional payments that cause the contract to become eligible for a higher percentage credit, we will add credits to your prior payments (less total withdrawals). We allocate credits according to the purchase payment allocation on the date we add the credits to the contract.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

To the extent a death benefit or withdrawal payment includes purchase payment credits applied within twelve months preceding: (1) the date of death that results in a lump sum death benefit under this contract; or (2) a request for withdrawal charge waiver due to "Contingent events" (see "Charges -- Contingent events"), we will assess a charge, similar to a withdrawal charge, equal to the amount of the purchase payment credits. The amount we pay to you under these circumstances will always equal or exceed your withdrawal value.

Because of these higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. For contracts less than $100,000, this may also occur if you make a full withdrawal in the fifth to ninth contract years. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is available because of lower costs associated with larger sized contracts and through revenue from a higher and longer withdrawal charge schedule, a higher contract administrative charge and a higher mortality and expense risk fee. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.

We reserve the right to increase the amount of the credit for certain groups of contract owners. The increase will not be greater than 8% of total net payments. Increases in credit amounts are funded by reduced expenses expected from such groups.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary, or earlier if the contract is withdrawn. Some states limit the amount of any contract charge allocated to the one-year fixed account. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 23

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account. We cannot increase these fees.
These fees are based on the death benefit that applies to your contract.

      The ROP death benefit:                    1.35%

      The MAV or EDB death benefit:             1.45

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below will cover sales and distribution expenses.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge a fee (currently 0.35%) based on the adjusted contract value for this optional feature only if you select it. If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate the GMIB fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the GMIB fee, adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin.

We calculate the fee as follows: 0.35% X (CV + ST - FAV)

      CV = contract value on the contract anniversary.

      ST = transfers from the subaccounts to the GPAs or the one-year fixed account made six months before the contract anniversary.

     FAV = the value of your GPAs and the one-year fixed account.

The result of ST - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts, and not on the GPAs or the one-year fixed account.

EXAMPLE

o You purchase the contract with a payment of $50,000 on Jan. 1, 2003 and we add a $1,500 purchase payment credit to your contract. You allocate all of your payment and purchase payment credit to the subaccounts.

o On Sept. 1, 2003 your contract value is $75,000. You transfer $15,000 from the subaccounts to the one-year fixed account.

o On Jan. 1, 2004 (the first contract anniversary) the one-year fixed account value is $15,250 and the subaccount value is $58,000. Your total contract value is $73,250.

o     The GMIB fee percentage is 0.35%.

We calculate the charge for the GMIB as follows:

      Contract value on the contract anniversary:                                    $73,250.00

      plus transfers from the subaccounts to the one-year fixed account
      in the six months before the contract anniversary:                             +15,000.00

      minus the value of the one-year fixed account on the contract anniversary:     -15,250.00
                                                                                     ----------
                                                                                     $73,000.00

The GMIB fee charged to you: 0.35% x $73,000 =                                       $   255.50


24 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

8% PERFORMANCE CREDIT RIDER (PCR) FEE

We charge a fee of 0.25% of your contract value for this optional feature only if you select it. If selected, we deduct the PCR fee from your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion as your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the PCR fee, adjusted for the number of calendar days coverage was in place. We cannot increase the PCR fee.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when the annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value, a withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than ten years before the date of withdrawal. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustments (MVA).")

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 6%. At the beginning of the tenth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

      (a)   is 10% of your prior anniversary's contract value, and

      (b)   is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 25

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                     (ACV - XSF)
      PPW = XSF +  ---------------- X (PPNPW - XSF)
                     (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn:

              YEARS FROM PURCHASE             WITHDRAWAL CHARGE
                 PAYMENT RECEIPT                  PERCENTAGE
                        1                             8%
                        2                             8
                        3                             8
                        4                             8
                        5                             7
                        6                             6
                        7                             6
                        8                             4
                        9                             2
                        Thereafter                    0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.36% if the assumed investment rate is 3.5% and 6.86% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is Nov. 1, 2004 with a contract year of Nov. 1 through Oct. 31 and with an anniversary date of Nov. 1 each year; and

o     We received these payments

      --    $10,000 Nov. 1, 2004;

      --    $8,000 Dec. 31, 2010;

      --    $6,000 Feb. 20, 2012 and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2014 and made no other withdrawals during that contract year; and

o     The prior anniversary Nov. 1, 2013 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
     $    0         $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

          0 $10,252.20 is contract earnings in excess of the 10% TFA withdrawal amount withdrawn without withdrawal charge; and

          0         $10,000 Nov. 1, 2004 purchase payment was received more than nine years before withdrawal and is withdrawn without withdrawal charge; and

        640         $8,000 Dec. 31, 2010 purchase payment is in its fourth year from receipt, withdrawn with an 8% withdrawal charge; and

        480         $6,000 Feb. 20, 2012 purchase payment is in its third year from
     ------         receipt withdrawn with an 8% withdrawal charge.
     $1,120


26 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent that it exceeds contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o withdrawals made as a result of one of the "Contingent events"* described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period*; and

o     death benefits.*

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin but we reserve the right to deduct this tax at other times, such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and GPAs;

o plus any purchase payment credits allocated to the GPAs and the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --    Benefit Protector(SM) rider

      --    Benefit Protector(SM) Plus rider

      --    Guaranteed Minimum Income Benefit rider

      --    Performance Credit rider


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 27

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge, or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee any of the following optional benefits you have selected:

      --    Benefit Protector(SM) rider

      --    Benefit Protector(SM) Plus rider

      --    Guaranteed Minimum Income Benefit rider

      --    Performance Credit rider

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


28 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                               NUMBER
By investing an equal number                         AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...                   MONTH   INVESTED    UNIT VALUE    PURCHASED
                                             Jan      $100         $20          5.00
you automatically buy                        Feb       100          18          5.56
more units when the                          Mar       100          17          5.88
per unit market price is low ... ------->    Apr       100          15          6.67
                                             May       100          16          6.25
                                             Jun       100          18          5.56
                                             Jul       100          17          5.88
and fewer units                              Aug       100          19          5.26
when the per unit                            Sept      100          21          4.76
market price is high.            ------->    Oct       100          20          5.00


You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 29

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER


30 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the GPAs and one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction. For contracts with applications signed on or after June 16, 2003, the amount of contract value transferred to the GPAs and the one-year fixed account cannot result in the value of the GPAs and the one-year fixed account in total being greater than 30% of the contract value. The time limitations on transfers from the GPAs and one-year fixed account will be enforced, and transfers out of the GPAs and one-year fixed account are limited to 30% of the GPA and one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.

o If you select a variable payout, once annuity payouts begin, you may make transfers once per contract year among the subaccounts and we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 31

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:   Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax with holding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or the one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:   $100 monthly
                            $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                  Contract value or entire account balance
Withdrawals:                $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


32 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract;
         or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 33

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have a GMIB rider and/or Benefit Protector(SM) Plus Death Benefit rider, the rider will terminate upon transfer of ownership of your annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are three death benefit options under this contract:

o     Return of Purchase Payments (ROP) death benefit;

o     Maximum Anniversary Value (MAV) death benefit; and

o     Enhanced Death Benefit (EDB) rider.

If either you or the annuitant are age 80 or older at contract issue, the ROP death benefit will apply. If both you and the annuitant are age 79 or younger at contract issue, you can elect the ROP, MAV, or EDB death benefit rider (if its available in your state) on your application. If you select GMIB you must select either the MAV death benefit or the EDB death benefit rider. Once you elect an option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under all options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you select when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT

The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant dies before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following amounts less any purchase payment credits added to the contract in the last 12 months:

1.    contract value; or

2. total purchase payments plus purchase payment credits minus adjusted partial withdrawals.

                                                                   PW X DB
   ADJUSTED PARTIAL WITHDRAWALS FOR THE ROP OR MAV DEATH BENEFIT = -------
                                                                      CV

            PW = the partial withdrawal including any applicable withdrawal charge or MVA.

            DB = the death benefit on the date of (but prior to) the partial withdrawal.

            CV = the contract value on the date of (but prior to) the partial withdrawal.


34 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004. We add a purchase payment credit of $4,000 to the contract.

o On Jan. 1, 2005, you make an additional payment of $20,000. We add a purchase payment credit of $800.

o On March 1, 2005, the contract value is $110,000 and you take a $10,000 withdrawal.

o     On March, 1, 2006, the contract value is $105,000.

      We calculate the ROP death benefit on March 1, 2006, as follows:

         Contract value at death:                                             $ 105,000.00
                                                                              ============
         Purchase payments plus credits minus adjusted partial withdrawals:

            Total purchase payments:                                          $ 120,000.00

            plus purchase payment credits:                                       +4,800.00

            minus adjusted partial withdrawals calculated as:

            $10,000 x $124,800                                                  -11,345.45
            ------------------ =                                              ------------
                 $110,000

         for a death benefit of:                                              $ 113,454.55
                                                                              ============
      The ROP death benefit, calculated as the greatest of these two values:  $ 113,454.55

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the MAV death benefit is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add the MAV death benefit to your contract. If you select the Guaranteed Minimum Income Benefit Rider you must select either the MAV death benefit or the EDB death benefit rider.

The MAV death benefit provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following less any purchase payment credits added to the contract in the last 12 months:

1.    contract value;

2. total purchase payments plus purchase payment credits minus adjusted partial withdrawals; or

3. the maximum anniversary value immediately preceding the date of death plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) total purchase payments and purchase payment credits minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV if the current contract value is higher. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 35

EXAMPLE

o You purchase the contract with a payment of $25,000 on Jan. 1, 2004. We add a purchase payment credit of $750 to your contract.

o On Jan. 1, 2005 (the first contract anniversary) the contract value grows to $29,000.

o On March 1, 2005 the contract value falls to $27,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $25,500.

      We calculate the MAV death benefit on March 1, 2005 as follows:

         Contract value at death:                                             $  25,500.00
                                                                              ============
         Purchase payments plus purchase payment credits minus
         adjusted partial withdrawals:

            Total purchase payments and purchase payment credits:             $  25,750.00

            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,750                                                     -1,430.56
            ---------------- =                                                ------------
                 $27,000

         for a death benefit of:                                              $  24,319.44
                                                                              ============
         The MAV immediately preceding the date of death
         plus any payments made since that anniversary
         minus adjusted partial withdrawals:

            MAV on the prior anniversary:                                     $  29,000.00

            plus purchase payments and purchase payment credits
            made since the prior anniversary:                                        +0.00

            minus adjusted partial withdrawals, calculated as:

            $1,500 x $29,000                                                     -1,611.11
            ---------------- =                                                ------------
                 $27,000

         for a death benefit of:                                              $  27,388.89
                                                                              ============
      The MAV death benefit, calculated as the greatest of these
      three values, which is the MAV:                                         $  27,388.89

ENHANCED DEATH BENEFIT (EDB)

The EDB is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The EDB does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the EDB is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add the EDB death benefit rider to your contract. You may not select the EDB if you add either the Benefit Protector or the Benefit Protector Plus riders to your contract. If you select the Guaranteed Minimum Income Benefit Rider you must select either the MAV death benefit or the EDB rider.

The EDB provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following less any purchase payment credits added to the contract in the last 12 months:

1.    contract value;

2. total purchase payments plus purchase payment credits minus adjusted partial withdrawals; or

3.    the 5% rising floor.


36 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

5% RISING FLOOR: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o     the amounts allocated to the subaccounts at issue increased by 5%,

o     plus any subsequent amounts allocated to the subaccounts,

o     minus adjusted transfers and partial withdrawals from the subaccounts.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts and subtract adjusted transfers and partial withdrawals from the subaccounts. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

   5% RISING FLOOR ADJUSTED TRANSFERS OR PARTIAL WITHDRAWALS   PWT X VAF
                                                             = ---------
                                                                   SV

         PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts.

         VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

          SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

EXAMPLE

o You purchase the contract with a payment of $25,000 on Jan. 1, 2004 and we add a purchase payment credit of $750 to your contract. You allocate $5,100 to the one-year fixed account and $20,650 to the subaccounts.

o On Jan. 1, 2005 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200.

o On March 1, 2005, the one-year fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

      The death benefit on March 1, 2005 is calculated as follows:

         Contract value at death:                                             $  22,800.00
                                                                              ============
         Purchase payments plus purchase payment credits
         minus adjusted partial withdrawals:

            Total purchase payments and purchase payment credits:             $  25,750.00

            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,750                                                     -1,589.51
            ---------------- =                                                ------------
                 $24,300

         for a death benefit of:                                              $  24,160.49
                                                                              ============
         The 5% rising floor:
            The variable account floor on Jan. 1, 2005, calculated as:

            1.05 x $20,650 =                                                  $  21,682.50

            plus amounts allocated to the subaccounts since that
            anniversary:                                                             +0.00

            minus the 5% rising floor adjusted partial withdrawal from the subaccounts, calculated as:

            $1,500 x $21,682.50                                              -$   1,711.78
            ------------------- =                                             ------------
                  $19,000

            variable account floor benefit:                                   $  19,970.72
            plus the one-year fixed account value:                               +5,300.00
                                                                              ------------
         5% rising floor (value of the GPAs, the one-year fixed account
         and the variable account floor):                                     $  25,270.72
                                                                              ============
      The EDB death benefit, calculated as the greatest of these three
      values, which is the 5% rising floor:                                   $  25,270.72


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 37

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and Benefit Protector Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and the Benefit Protector Plus rider if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o     payouts begin no later than one year following the year of your death;
      and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


38 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

OPTIONAL BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your sales representative whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the EDB death benefit rider or the Benefit Protector Plus rider. We reserve the right to discontinue offering the Benefit Protector for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

In some instances the rider effective date for the Benefit Protector may be after we issue the contract according to terms determined by us and at our sole discretion.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the applicable death benefit, plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

TERMINATING THE BENEFIT PROTECTOR

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

EXAMPLE OF THE BENEFIT PROTECTOR

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you and the annuitant are under age 70. We add a $4,000 purchase payment credit to your contract. You select the MAV death benefit.

o On July 1, 2003 the contract value grows to $105,000. The MAV death benefit on July 1, 2003 equals the contract value less any purchase payment credits added in the last 12 months, or $101,000. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2004 the contract value grows to $110,000. The death benefit on Jan. 1, 2004 equals:

      The MAV death benefit (contract value):                                                  $110,000

      plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not previously withdrawn):
         0.40 x ($110,000 - $100,000) =                                                          +4,000
                                                                                               --------
      Total death benefit of:                                                                  $114,000

o     On Jan. 1, 2005 the contract value falls to $105,000. The death benefit on Jan. 1, 2005 equals:

      The MAV death benefit:                                                                   $110,000

      plus the Benefit Protector benefit (40% of earnings at death):
         0.40 x ($110,000 - $100,000) =                                                          +4,000
                                                                                               --------
      Total death benefit of:                                                                  $114,000


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 39

o On Feb. 1, 2005 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

      The MAV death benefit (MAV adjusted for partial withdrawals):                             $57,619

      plus the Benefit Protector benefit (40% of earnings at death):
         0.40 x ($57,619 - $55,000) =                                                            +1,048
                                                                                               --------
      Total death benefit of:                                                                   $58,667

o On Jan. 1, 2006 the contract value falls to $40,000. The death benefit on Jan. 1, 2005 equals the death benefit on Feb. 1, 2005. The reduction in contract value has no effect.

o On Jan. 1, 2012 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2012 equals:

      The MAV death benefit (contract value):                                                  $200,000

      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                                   +55,000
                                                                                               --------
      Total death benefit of:                                                                  $255,000

o On July 1, 2012 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $2,000. Your new contract value is now $252,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2012 equals:

      The MAV death benefit (contract value less any purchase payment credits
      added in the last 12 months):                                                            $250,000

      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                                   +55,000
                                                                                               --------
      Total death benefit of:                                                                  $305,000

o On July 1, 2013 the contract value remains $252,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2013 equals:

      The MAV death benefit (contract value):                                                  $252,000

      plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not
         previously withdrawn):
         0.40 x ($252,000 - $105,000) =                                                         +58,800
                                                                                               --------
      Total death benefit of:                                                                  $310,800

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date they elect to continue the contract.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."


40 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to your contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available for purchase through a transfer, exchange or rollover from another annuity or life insurance policy. You may not select this rider if you select the EDB death benefit rider or the Benefit Protector Rider. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the benefits payable under the Benefit Protector described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                  PERCENTAGE IF YOU AND THE ANNUITANT ARE    PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR    UNDER AGE 70 ON THE RIDER EFFECTIVE DATE   70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                          0%                                         0%
Three and Four                      10%                                      3.75%
Five or more                        20%                                       7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o     the applicable death benefit plus:

                     IF YOU AND THE ANNUITANT ARE UNDER              IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR    AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...   OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One              Zero                                          Zero
Two              40% x earnings at death (see above)           15% x earnings at death
Three and Four   40% x (earnings at death + 25% of initial     15% x (earnings at death + 25% of initial purchase
                   purchase payment*)                            payment*)
Five or more     40% x (earnings at death + 50% of initial     15% x (earnings at death + 50% of initial purchase
                   purchase payment*)                            payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 41

EXAMPLE OF THE BENEFIT PROTECTOR AND BENEFIT PROTECTOR PLUS

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you and the annuitant are under age 70. We add a $4,000 purchase payment credit to your contract. You select the MAV death benefit.

o On July 1, 2004 the contract value grows to $105,000. The MAV death benefit on July 1, 2004 equals the contract value, less any purchase payment credits added to the contract in the last 12 months, or $101,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2005 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2005 equals:

         The MAV death benefit (contract value):                                               $110,000

         plus the Benefit Protector Plus benefit which equals 40% of earnings at death
         (MAV death benefit minus payments not previously withdrawn):
         0.40 x ($110,000 - $100,000) =                                                          +4,000
                                                                                               --------
      Total death benefit of:                                                                  $114,000

o On Jan. 1, 2006 the contract value falls to $105,000. The death benefit on Jan. 1, 2006 equals:

         The MAV death benefit:                                                                $110,000

         plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
         0.40 x ($110,000 - $100,000) =                                                          +4,000

         plus 10% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.10 x $100,000 =                                        +10,000
                                                                                               --------
      Total death benefit of:                                                                  $124,000

o On Feb. 1, 2006 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

         The MAV death benefit (MAV adjusted for partial withdrawals):                          $57,619

         plus the Benefit Protector Plus benefit
         which equals 40% of earnings at death:
         0.40 x ($57,619 - $55,000) =                                                            +1,048

         plus 10% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.10 x $55,000 =                                          +5,500
                                                                                                -------
      Total death benefit of:                                                                   $64,167

o On Jan. 1, 2007 the contract value falls $40,000. The death benefit on Jan. 1, 2007 equals the death benefit paid on Feb. 1, 2006. The reduction in contract value has no effect.

o On Jan. 1, 2013 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2013 equals:

         The MAV death benefit (contract value):                                               $200,000

         plus the Benefit Protector Plus benefit which equals
         40% of earnings at death, up to a maximum of
         100% of purchase payments not previously withdrawn
         that are one or more years old                                                         +55,000

         plus 20% of purchase payments made within 60 days of
         contract issue and not previously withdrawn: 0.20 x $55,000 =                          +11,000
                                                                                               --------
      Total death benefit of:                                                                  $266,000


42 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

o On July 1, 2013 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $2,000. Your new contract value is now $252,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2013 equals:

         The MAV death benefit (contract value less any

         purchase payment credits added in the last 12 months):                                $250,000
         plus the Benefit Protector Plus benefit which equals
         40% of earnings at death, up to a maximum of 100% of
         purchase payments not previously withdrawn
         that are one or more years old                                                         +55,000

         plus 20% of purchase payments made within 60 days of
         contract issue and not previously withdrawn: 0.20 x $55,000 =                          +11,000
                                                                                               --------
      Total death benefit of:                                                                  $316,000

o On July 1, 2014 the contract value remains $252,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2014 equals:

         The MAV death benefit (contract value):                                               $252,000

         plus the Benefit Protector Plus benefit which equals 40% of earnings at death
         (MAV Death Benefit minus payments not previously withdrawn):

         0.40 x ($250,000 - $105,000) =                                                         +58,800

         plus 20% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.20 x $55,000 =                                         +11,000
                                                                                               --------
      Total death benefit of:                                                                  $321,800

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

NOTE: For special tax considerations associated with the Benefit Protector Plus, see "Taxes."

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. You should consider whether the GMIB rider is appropriate for your situation because:

o     you must hold the GMIB for 7 years;

o the GMIB rider terminates* on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the GMIB within 30 days after a contract anniversary;

o the 6% rising floor value we use in the GMIB benefit base to calculate annuity payouts under the GMIB is limited after age 81; and

o     there are additional costs associated with the rider.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the IRS must begin, you should consider whether the GMIB is appropriate for you. Partial withdrawals you take from the contract, including those taken to satisfy minimum required distributions, will reduce the GMIB benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payments available under the rider (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). Consult a tax advisor before you purchase any GMIB with a qualified annuity, such as an IRA.

If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional annual charge (see "Charges"). You cannot select this rider if you select the 8% Performance Credit Rider. You must elect the GMIB along with either the MAV death benefit or the EDB death benefit rider at the time you purchase your contract and your rider effective date will be the contract issue date. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a GMIB rider is appropriate for your situation. Be sure to discuss with your investment professional whether either GMIB rider option is appropriate for your situation.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 43

In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB on the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment and purchase payment credit; we disregard all previous purchase payments, purchase payment credits, transfers and withdrawals in the GMIB calculations.

INVESTMENT SELECTION UNDER THE GMIB: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts, the GPAs or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in the RiverSource Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.

EXERCISING THE GMIB

o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant on the retirement date must be between 50 and 86 years old.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity -- no refund

      -- Plan B - Life Annuity with ten years certain

      -- Plan D - Joint and last survivor life annuity -- no refund

o     you may change the annuitant for the payouts.

When you exercise your GMIB, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 2.5%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

                                 Pt-1  (1+i)
                                 ------------ = Pt
                                     1.05

      Pt-1 = prior annuity payout

        Pt = current annuity payout

         i = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you will receive the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.

GMIB BENEFIT BASE: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1.    contract value;

2. total purchase payments plus purchase payment credits minus adjusted partial withdrawals; or

3.    the 6% rising floor.


44 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

6% RISING FLOOR: This is the sum of the value of the GPAs, the one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:

o the initial purchase payments and purchase payment credits allocated to the subaccounts increased by 6%,

o     plus any subsequent amounts allocated to the subaccounts, and

o     minus adjusted transfers or partial withdrawals from the subaccounts.

Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 6% plus any subsequent amounts allocated to the subaccounts minus adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

Keep in mind that the 6% rising floor is limited after age 81.

We reserve the right to exclude from the GMIB benefit base any purchase payments and purchase payment credits made in the five years before you exercise the GMIB. We would do so only if such payments and credits total $50,000 or more or if they are 25% or more of total contract payments. If we exercise this right, we:

o subtract each payment and purchase payment credit adjusted for market value from the contract value.

o subtract each payment and purchase payment credit from the 6% rising floor. We adjust the payments and purchase payment credit made to the GPAs and the one-year fixed account for market value. We increase payments and purchase payment credit allocated to the subaccounts by 6% for the number of full contract years they have been in the contract before we subtract them from the 6% rising floor.

For each payment and purchase payment credit, we calculate the market value adjustment to the contract value, the GPAs and the one-year fixed account value of the 6% rising floor as:

                                   PMT X CVG
                                   ---------
                                      ECV

      PMT = each purchase payment and purchase payment credit made in the five years before you exercise the GMIB.

      CVG = current contract value at the time you exercise the GMIB.

      ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

For each payment and purchase payment credit, we calculate the 6% increase of payments and purchase payment credits allocated to the subaccounts as:

                        PMT X (1.06) (TO THE POWER OF CY)

      CY = the full number of contract years the payment and purchase payment credit have been in the contract.

TERMINATING THE GMIB

o You may terminate the rider within 30 days after the first rider anniversary.

o You may terminate the rider any time after the seventh rider anniversary.

o     The rider will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a $4,000 purchase payment credit to your contract. You allocate all of your purchase payment and purchase payment credit to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 45

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                        PURCHASE PAYMENTS AND                          GMIB
ANNIVERSARY   CONTRACT VALUE   PURCHASE PAYMENT CREDIT   6% RISING FLOOR   BENEFIT BASE
 1               $112,000              $104,000              $110,240
 2                130,000               104,000               116,854
 3                137,000               104,000               123,866
 4                156,000               104,000               131,298
 5                 88,000               104,000               139,175
 6                125,000               104,000               147,526
 7                144,000               104,000               156,378        $156,378
 8                158,000               104,000               165,760         165,760
 9                145,000               104,000               175,706         175,706
10                133,000               104,000               186,248         186,248
11                146,000               104,000               197,423         197,423
12                153,000               104,000               209,268         209,268
13                225,000               104,000               221,825         225,000
14                245,000               104,000               235,134         245,000
15                250,000               104,000               249,242         250,000

NOTE: The 6% rising floor value is limited after age 81, but the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                       PLAN A -           PLAN B -        PLAN D - JOINT AND
ANNIVERSARY              GMIB              LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE          BENEFIT BASE             NO REFUND      TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10           $186,248 (6% Rising Floor)       $ 907.03           $ 884.68             $ 718.92
15            250,000 (Contract Value)        1,402.50           1,340.00             1,077.50

The payouts above are shown at guaranteed annuity rates we use in the 2.5% Table. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                                       PLAN A -           PLAN B -        PLAN D - JOINT AND
ANNIVERSARY                                LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE         CONTRACT VALUE            NO REFUND      TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10                    $133,000                $ 686.28           $ 667.66             $ 549.29
15                     250,000                1,475.00           1,407.50             1,142.50

In this example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.

8% PERFORMANCE CREDIT RIDER (PCR)

The PCR is intended to provide you with an additional benefit if your earnings are less than the target value on the seventh and tenth rider anniversaries (see below). This is an optional benefit you may select for an additional charge (see "Charges"). The PCR does not provide any additional benefit before the seventh rider anniversary and it may not be appropriate for issue ages 83 or older due to this required holding period. Be sure to discuss with your investment professional whether or not the PCR is appropriate for your situation.

If the PCR is available in your state, you may choose to add this benefit to your contract at issue. You cannot select the PCR if you select the GMIB.


46 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

In some instances we may allow you to add the PCR to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the PCR on the next contract anniversary and this would become the rider effective date. For purposes of calculating the target value under these circumstances, we consider the contract value on the rider effective date to be the first contract year's purchase payments.

INVESTMENT SELECTION UNDER THE PCR: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts, the GPAs or the one-year fixed account. However, we reserve the right to limit the aggregate amount in the GPAs and the one-year fixed account and amounts you allocate to subaccounts investing in the RiverSource Variable Portfolio - Cash Management Fund to 10% of your total contract value. If we are required to activate this restriction, and you have more than 10% of your contract value in these accounts, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the PCR if you have not satisfied the limitation after 60 days.

TARGET VALUE: We calculate the target value on each rider anniversary. There is no target value prior to the first rider anniversary. On the first rider anniversary we set the target value equal to your first year's purchase payments plus purchase payment credits minus the target value adjusted partial withdrawals accumulated at an annual effective rate of 8%. Every rider anniversary after that, we recalculate the target value by accumulating the prior anniversary's target value and any additional purchase payments and purchase payment credits minus the target value adjusted partial withdrawals at an annual effective rate of 8%.

      TARGET VALUE ADJUSTED PARTIAL WITHDRAWALS = PW X TV
                                                  -------
                                                     CV

         PW = the partial withdrawal including any applicable withdrawal charge or MVA.
         TV = the target value on the date of (but prior to) the partial withdrawal.
         CV = contract value on the date of (but prior to) the partial withdrawal.

YOUR BENEFITS UNDER THE PCR ARE AS FOLLOWS:

(a) If on the seventh rider anniversary your contract value is less than the target value, we will add a PCR credit to your contract equal to:

                            3% X (PP - PCRPW - PP5)

         PP = total purchase payments and purchase payment credits.

      PCRPW = PCR adjusted partial withdrawals. The PCR adjusted partial withdrawal amount is an adjustment we make to determine the proportionate amount of any partial withdrawal attributable to purchase payments received five or more years before the target value is calculated (on the tenth year rider anniversary). For a more detailed description of the PCR adjusted partial withdrawal please see Appendix A.

        PP5 = purchase payments and purchase payment credits made in the prior five years.

We apply the PCR credit to your contract on the seventh rider anniversary and allocate it among the fixed accounts and subaccounts according to your current asset allocation.

(b) If on the tenth rider anniversary your contract value is less than the target value, we will add a PCR credit to your contract equal to:

                            5% X (PP - PCRPW - PP5)

We restart the calculation period for the PCR on the tenth rider anniversary and every ten years after that while you own the contract. We use the contract value (including any credits) on that anniversary as your first contract year's payments for calculating the target value and any applicable PCR credit. We may then apply additional PCR credits to your contract at the end of each seven and ten-year period as described above.

PCR RESET: You can elect to lock in your contract growth by restarting the ten-year PCR calculation period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the first year's payments for the calculating the target value and any applicable PCR credit. The next calculation period for the PCR will restart at the end of this new ten-year period. We must receive your request to restart the PCR calculation period within 30 days after a contract anniversary.

TERMINATING THE PCR

o You may terminate the PCR within 30 days following the first contract anniversary after the PCR rider effective date.

o You may terminate the PCR within 30 days following the later of the tenth contract anniversary after the PCR rider effective date or the last rider reset date.

o     The PCR will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- that a death benefit is payable; or

      -- you choose to begin taking annuity payouts.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 47

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a $4,000 purchase payment credit to your contract.

o     There are no additional purchase payments and no partial withdrawals.

o     On Jan. 1, 2011, the contract value is $150,000.

o We determine the target value on Jan. 1, 2011 as your purchase payments plus purchase payment credits (there are no partial withdrawals to subtract) accumulated at an annual effective rate of 8% or:

  $104,000 x (1.08) (TO THE POWER OF 7) = $104,000 x 1.71382 = $178,237.72.

      Your contract value ($150,000) is less than the target value ($178,237.72) so we will add a PCR credit to your contract equal to 3% of your purchase payments and purchase payment credits (there are no partial withdrawals or purchase payments made in the last five years to subtract), which is:

      0.03 x $104,000 = $3,120.

      After application of the PCR credit, your total contract value on Jan. 1, 2011 would be $153,120.

o     On Jan. 1, 2014, the contract value is $220,000.

o We determine the target value on Jan. 1, 2014 as your purchase payments plus purchase payment credits (there are no partial withdrawals to subtract) accumulated at an annual effective rate of 8% or:

 $104,000 x (1.08) (TO THE POWER OF 10) = $104,000 x 2.158924 = $224,528.20.

      Your contract value ($220,000) is less than the target value ($224,528.20) so we will add a PCR credit to your contract equal to 5% of your purchase payments and purchase payment credits (there are no partial withdrawals or purchase payments made in the last five years to subtract), which is:

      0.05 x $104,000 = $5,200.

      After application of the PCR credit, your total contract value on Jan. 1, 2014 would be $225,200.

o The PCR calculation period automatically restarts on Jan. 1, 2014 with the target values first year's payments equal to $225,200. We would make the next PCR credit determination on Jan. 1, 2021.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed annuity payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.


48 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 5.36% and 6.86% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 49

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payout.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


50 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age 70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 51

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death;

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS, THE MAV DEATH BENEFIT OR THE ENHANCED DEATH BENEFIT RIDER: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

PURCHASE PAYMENT CREDITS AND PCR CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


52 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 53

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



54 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 55

APPENDIX A: 8% PERFORMANCE CREDIT RIDER ADJUSTED
PARTIAL WITHDRAWAL

STEP ONE

For EACH withdrawal made within the current calculation period we calculate the remaining purchase payment amount (RPA):

      RPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question minus the RPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the RPA will simply be the total purchase payments and purchase payment credits as there are no previous withdrawals to subtract.

                                   PW X RPA
RPA ADJUSTED PARTIAL WITHDRAWALS = --------
                                      CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      CV = the contract value on the date of (but prior to) the partial withdrawal.

     RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP TWO

For EACH withdrawal made within the current calculation period we calculate the eligible purchase payment amount (EPA):

      EPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question AND prior to the five year exclusion period minus EPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the EPA will simply be the total purchase payments and purchase payment credits made before the five year exclusion period as there are no previous withdrawals to subtract. Also note that EPA/RPA will always be less than or equal to one.

                                   PW X EPA   EPA
EPA ADJUSTED PARTIAL WITHDRAWALS = -------- X ---
                                      CV      RPA

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      CV = the contract value on the date of (but prior to) the partial withdrawal.

     EPA = the eligible premium amount on the date of (but prior to) the partial withdrawal.

     RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP THREE

The total PCRPW (Performance Credit Rider adjusted partial withdrawal) amount is the SUM OF EACH EPA ADJUSTED PARTIAL WITHDRAWAL.

EXAMPLE: Calculation at the end of the ten-year period assuming the contract is eligible for the PCR credit (i.e., your contract value is less than target value). This example does not include purchase payment credits.

o On Jan. 1, 2004 you purchase the contract with a purchase payment of $100,000.

o On Jan. 1, 2010 you make an additional purchase payment in the amount of $100,000.

o     Contract values before any partial withdrawals are shown below.

o     On Jan. 1, 2007 you make a partial withdrawal in the amount of $10,000.

o On Jan. 1, 2012 you make another partial withdrawal in the amount of $10,000.


56 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

NOTE: The shaded portion of the table indicates the five year exclusion period.

DATE                   TOTAL PURCHASE PAYMENTS                   CONTRACT VALUE
------------------------------------------------------------------------------
Jan. 1, 2004                  $100,000                               $100,000
Jan. 1, 2005                   100,000                                110,000
Jan. 1, 2006                   100,000                                115,000
Jan. 1, 2007                   100,000                                120,000
Jan. 1, 2008                   100,000                                115,000
Jan. 1, 2009                   100,000                                120,000
Jan. 1, 2010                   200,000                                225,000
Jan. 1, 2011                   200,000                                230,000
Jan. 1, 2012                   200,000                                235,000
Jan. 1, 2013                   200,000                                230,000
Jan. 1, 2014                   200,000                                235,000

STEP ONE: For each withdrawal made within the current calculation period we calculate the RPA:

For the first partial withdrawal on Jan. 1, 2007:
   RPA before the partial withdrawal =                                            RPA adjusted partial withdrawal =
   total purchase payments made prior to the partial withdrawal                   $10,000 x $100,000
   minus the RPA adjusted partial withdrawals for all previous                    ------------------ = $8,333
   partial withdrawals = $100,000 - 0 = $100,000                                       $120,000

For the second partial withdrawal on Jan. 1, 2012:
   RPA before the partial withdrawal =                                            RPA adjusted partial withdrawal =
   total purchase payments made prior to the partial withdrawal                   $10,000 x $191,667
   minus the RPA adjusted partial withdrawals for all previous                    ------------------ = $8,156
   partial withdrawals = $200,000 - $8,333 = $191,667                                $235,000

STEP TWO: For each withdrawal made within the current calculation period, we calculate the EPA:
For the first partial withdrawal on Jan. 1, 2007:
   EPA before the partial withdrawal =                                            EPA adjusted partial withdrawal =
   total purchase payments made prior to the partial withdrawal                   $10,000 x $100,000   $100,000
   AND the five-year exclusion period minus the EPA adjusted                      ------------------ x -------- = $8,333
   partial withdrawals for all previous partial                                        $120,000        $100,000
   withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2012:
   EPA before the partial withdrawal =                                            EPA adjusted partial withdrawal =
   total purchase payments made prior to the partial withdrawal                   $10,000 x $91,667    $ 91,667
   AND the five-year exclusion period minus the EPA                               -----------------  x --------  = $1,866
   adjusted partial withdrawals for all previous partial                               $235,000        $191,667
   withdrawals = $100,000 - $8,333 = $91,667

STEP THREE: The total PCRPW amount is the sum of each EPA adjusted partial withdrawal.
   PCRPW amount = $8,333 + $1,866 = $10,199


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 57

APPENDIX B: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001      2000
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                              $  0.57   $  0.54   $ 0.42   $ 0.57   $ 0.75   $  1.00
Accumulation unit value at end of period                                    $  0.61   $  0.57   $ 0.54   $ 0.42   $ 0.57   $  0.75
Number of accumulation units outstanding at end of period (000 omitted)       3,828     4,221    4,189    3,934    5,772     5,686
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  1.03   $  0.91   $ 0.68   $ 0.88   $ 0.97   $  1.00
Accumulation unit value at end of period                                    $  1.11   $  1.03   $ 0.91   $ 0.68   $ 0.88   $  0.97
Number of accumulation units outstanding at end of period (000 omitted)         101       137      185      221      804       850
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                              $  0.61   $  0.59   $ 0.48   $ 0.70   $ 0.81   $  1.00
Accumulation unit value at end of period                                    $  0.64   $  0.61   $ 0.59   $ 0.48   $ 0.70   $  0.81
Number of accumulation units outstanding at end of period (000 omitted)       5,450     6,213    6,543    7,632    9,749     6,187

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                              $  0.40   $  0.39   $ 0.27   $ 0.48   $ 0.65   $  1.00
Accumulation unit value at end of period                                    $  0.41   $  0.40   $ 0.39   $ 0.27   $ 0.48   $  0.65
Number of accumulation units outstanding at end of period (000 omitted)       1,021     1,148    1,304    1,976    2,165     2,882
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                              $  0.57   $  0.54   $ 0.44   $ 0.65   $ 0.80   $  1.00
Accumulation unit value at end of period                                    $  0.65   $  0.57   $ 0.54   $ 0.44   $ 0.65   $  0.80
Number of accumulation units outstanding at end of period (000 omitted)         764       846      957    1,162    2,397     1,899
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                              $  1.18   $  1.16   $ 1.14   $ 1.07   $ 1.01   $  1.00
Accumulation unit value at end of period                                    $  1.19   $  1.18   $ 1.16   $ 1.14   $ 1.07   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)         910       918      919    1,233      854       405
----------------------------------------------------------------------------------------------------------------------------------
BARON CAPITAL ASSET FUND - INSURANCE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  1.41   $  1.14   $ 0.89   $ 1.06   $ 0.95   $  1.00
Accumulation unit value at end of period                                    $  1.44   $  1.41   $ 1.14   $ 0.89   $ 1.06   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)         431       497      556       47      100        44
----------------------------------------------------------------------------------------------------------------------------------
CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  0.84   $  0.76   $ 0.53   $ 0.77   $ 0.93   $  1.00
Accumulation unit value at end of period                                    $  0.89   $  0.84   $ 0.76   $ 0.53   $ 0.77   $  0.93
Number of accumulation units outstanding at end of period (000 omitted)          35        37       38        9        9       103
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                              $  0.92   $  0.89   $ 0.73   $ 0.89   $ 0.99   $  1.00
Accumulation unit value at end of period                                    $  0.98   $  0.92   $ 0.89   $ 0.73   $ 0.89   $  0.99
Number of accumulation units outstanding at end of period (000 omitted)       1,225     1,269      914      828      805       637
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                              $  1.62   $  1.32   $ 0.96   $ 1.09   $ 1.14   $  1.00
Accumulation unit value at end of period                                    $  1.88   $  1.62   $ 1.32   $ 0.96   $ 1.09   $  1.14
Number of accumulation units outstanding at end of period (000 omitted)       1,057     1,142    1,305    1,744    3,297     3,650
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                              $  0.81   $  0.73   $ 0.52   $ 0.66   $ 0.85   $  1.00
Accumulation unit value at end of period                                    $  0.96   $  0.81   $ 0.73   $ 0.52   $ 0.66   $  0.85
Number of accumulation units outstanding at end of period (000 omitted)         173       188      186      165      476       506
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                              $  2.19   $  1.69   $ 1.26   $ 1.26   $ 1.18   $  1.00
Accumulation unit value at end of period                                    $  2.45   $  2.19   $ 1.69   $ 1.26   $ 1.26   $  1.18
Number of accumulation units outstanding at end of period (000 omitted)         752       890      771      926      232        92
----------------------------------------------------------------------------------------------------------------------------------


58 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001      2000
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                              $  1.39   $  1.26   $ 1.02   $ 1.17   $ 1.11   $  1.00
Accumulation unit value at end of period                                    $  1.52   $  1.39   $ 1.26   $ 1.02   $ 1.17   $  1.11
Number of accumulation units outstanding at end of period (000 omitted)       9,517     9,666    1,946    1,063      324        39
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                              $  1.27   $  1.09   $ 0.84   $ 1.00       --        --
Accumulation unit value at end of period                                    $  1.38   $  1.27   $ 1.09   $ 0.84       --        --
Number of accumulation units outstanding at end of period (000 omitted)         641       671      256       76       --        --
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH FUND (5/1/2000)
Accumulation unit value at beginning of period                              $  0.75   $  0.70   $ 0.57   $ 0.77   $ 0.91   $  1.00
Accumulation unit value at end of period                                    $  0.76   $  0.75   $ 0.70   $ 0.57   $ 0.77   $  0.91
Number of accumulation units outstanding at end of period (000 omitted)          86       112      106       86       56        89
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (5/1/2000)
Accumulation unit value at beginning of period                              $  0.81   $  0.72   $ 0.54   $ 0.67   $ 0.88   $  1.00
Accumulation unit value at end of period                                    $  0.91   $  0.81   $ 0.72   $ 0.54   $ 0.67   $  0.88
Number of accumulation units outstanding at end of period (000 omitted)          60        73       49       50       68        77
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                              $  0.88   $  0.78   $ 0.61   $ 0.79   $ 0.92   $  1.00
Accumulation unit value at end of period                                    $  0.93   $  0.88   $ 0.78   $ 0.61   $ 0.79   $  0.92
Number of accumulation units outstanding at end of period (000 omitted)       1,799     1,866    1,380    1,247    1,017       587
----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  0.35   $  0.35   $ 0.24   $ 0.42   $ 0.68   $  1.00
Accumulation unit value at end of period                                    $  0.38   $  0.35   $ 0.35   $ 0.24   $ 0.42   $  0.68
Number of accumulation units outstanding at end of period (000 omitted)         125       163      254      254      633       769
----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  0.68   $  0.58   $ 0.44   $ 0.60   $ 0.80   $  1.00
Accumulation unit value at end of period                                    $  0.88   $  0.68   $ 0.58   $ 0.44   $ 0.60   $  0.80
Number of accumulation units outstanding at end of period (000 omitted)         392       446      799      541    1,195     1,077
----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  0.58   $  0.56   $ 0.44   $ 0.60   $ 0.82   $  1.00
Accumulation unit value at end of period                                    $  0.59   $  0.58   $ 0.56   $ 0.44   $ 0.60   $  0.82
Number of accumulation units outstanding at end of period (000 omitted)       1,146     1,326    1,650    2,346    3,152     4,333
----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  0.46   $  0.39   $ 0.30   $ 0.42   $ 0.70   $  1.00
Accumulation unit value at end of period                                    $  0.51   $  0.46   $ 0.39   $ 0.30   $ 0.42   $  0.70
Number of accumulation units outstanding at end of period (000 omitted)         304       370      411      456      951     1,050
----------------------------------------------------------------------------------------------------------------------------------
JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  0.78   $  0.73   $ 0.58   $ 0.78   $ 0.89   $  1.00
Accumulation unit value at end of period                                    $  0.78   $  0.78   $ 0.73   $ 0.58   $ 0.78   $  0.89
Number of accumulation units outstanding at end of period (000 omitted)         217       251      276      243      230       225
----------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  1.01   $  0.92   $ 0.75   $ 0.91   $ 1.00   $  1.00
Accumulation unit value at end of period                                    $  1.03   $  1.01   $ 0.92   $ 0.75   $ 0.91   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)          57        55       38       38       23        18
----------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  0.89   $  0.79   $ 0.62   $ 0.71   $ 0.95   $  1.00
Accumulation unit value at end of period                                    $  0.97   $  0.89   $ 0.79   $ 0.62   $ 0.71   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)          31        34       --       --       --        11
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (5/1/2000)
Accumulation unit value at beginning of period                              $  0.83   $  0.79   $ 0.60   $ 0.89   $ 0.95   $  1.00
Accumulation unit value at end of period                                    $  0.86   $  0.83   $ 0.79   $ 0.60   $ 0.89   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)         155       314      440      403    1,229     1,292
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES - INITIAL CLASS (5/1/2000)
Accumulation unit value at beginning of period                              $  0.73   $  0.64   $ 0.52   $ 0.70   $ 0.90   $  1.00
Accumulation unit value at end of period                                    $  0.77   $  0.73   $ 0.64   $ 0.52   $ 0.70   $  0.90
Number of accumulation units outstanding at end of period (000 omitted)         253       401      360      915    1,090     1,014
----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 59

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                              $  0.83   $  0.64   $ 0.48   $ 0.63   $  0.85   $  1.00
Accumulation unit value at end of period                                    $  0.95   $  0.83   $ 0.64   $ 0.48   $  0.63   $  0.85
Number of accumulation units outstanding at end of period (000 omitted)       2,285     2,496    2,767    2,321     2,824     1,785
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                              $  0.91   $  0.84   $ 0.71   $ 0.83   $  0.94   $  1.00
Accumulation unit value at end of period                                    $  0.93   $  0.91   $ 0.84   $ 0.71   $  0.83   $  0.94
Number of accumulation units outstanding at end of period (000 omitted)       1,045     1,151      439      426       178        51
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                              $  1.03   $  1.03   $ 1.04   $ 1.05   $  1.03   $  1.00
Accumulation unit value at end of period                                    $  1.04   $  1.03   $ 1.03   $ 1.04   $  1.05   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)       2,283     1,884    2,410    4,222     3,979     2,613

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.09% and
  2.12%, respectively.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                              $  1.21   $  1.17   $ 1.14   $ 1.09   $  1.03   $  1.00
Accumulation unit value at end of period                                    $  1.21   $  1.21   $ 1.17   $ 1.14   $  1.09   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)       4,589     4,594      337      264       317        64
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND
(3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                              $  1.40   $  1.20   $ 0.87   $ 1.09   $  1.08   $  1.00
Accumulation unit value at end of period                                    $  1.57   $  1.40   $ 1.20   $ 0.87   $  1.09   $  1.08
Number of accumulation units outstanding at end of period (000 omitted)       2,962     1,191      666      368       223        66
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                              $  0.47   $  0.44   $ 0.36   $ 0.50   $  0.74   $  1.00
Accumulation unit value at end of period                                    $  0.50   $  0.47   $ 0.44   $ 0.36   $  0.50   $  0.74
Number of accumulation units outstanding at end of period (000 omitted)         109        80      141       35        83       211
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                              $  1.12   $  1.02   $ 0.83   $ 0.90   $  0.87   $  1.00
Accumulation unit value at end of period                                    $  1.15   $  1.12   $ 1.02   $ 0.83   $  0.90   $  0.87
Number of accumulation units outstanding at end of period (000 omitted)       1,087       834      579      835       633       310
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                              $  0.68   $  0.65   $ 0.51   $ 0.67   $  0.83   $  1.00
Accumulation unit value at end of period                                    $  0.71   $  0.68   $ 0.65   $ 0.51   $  0.67   $  0.83
Number of accumulation units outstanding at end of period (000 omitted)       9,338     7,431      384      138       565       479

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
  on March 17, 2006.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                              $  0.68   $  0.67   $ 0.54   $ 0.71   $  0.86   $  1.00
Accumulation unit value at end of period                                    $  0.68   $  0.68   $ 0.67   $ 0.54   $  0.71   $  0.86
Number of accumulation units outstanding at end of period (000 omitted)       1,869     2,370    1,967    2,700     3,128     2,130

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
  on March 17, 2006.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                              $  1.14   $  1.15   $ 1.15   $ 1.10   $  1.05   $  1.00
Accumulation unit value at end of period                                    $  1.14   $  1.14   $ 1.15   $ 1.15   $  1.10   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)       3,298     3,266    2,667    2,375     1,609       272
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                              $  1.15   $  0.98   $ 0.67   $ 0.83   $  0.90   $  1.00
Accumulation unit value at end of period                                    $  1.18   $  1.15   $ 0.98   $ 0.67   $  0.83   $  0.90
Number of accumulation units outstanding at end of period (000 omitted)         723       878      759      350       367       173
-----------------------------------------------------------------------------------------------------------------------------------


60 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
ROYCE MICRO-CAP PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  2.04   $  1.82   $ 1.24   $ 1.44   $  1.13   $  1.00
Accumulation unit value at end of period                                    $  2.24   $  2.04   $ 1.82   $ 1.24   $  1.44   $  1.13
Number of accumulation units outstanding at end of period (000 omitted)         390       429      432      599       467       173
-----------------------------------------------------------------------------------------------------------------------------------
ROYCE SMALL-CAP PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  2.00   $  1.62   $ 1.17   $ 1.38   $  1.15   $  1.00
Accumulation unit value at end of period                                    $  2.14   $  2.00   $ 1.62   $ 1.17   $  1.38   $  1.15
Number of accumulation units outstanding at end of period (000 omitted)         217       233      228      227       115       284
-----------------------------------------------------------------------------------------------------------------------------------
THIRD AVENUE VALUE PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                              $  2.10   $  1.78   $ 1.27   $ 1.44   $  1.29   $  1.00
Accumulation unit value at end of period                                    $  2.37   $  2.10   $ 1.78   $ 1.27   $  1.44   $  1.29
Number of accumulation units outstanding at end of period (000 omitted)         377       425      433      865       548       486
-----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (5/1/2000)
Accumulation unit value at beginning of period                              $  0.88   $  0.68   $ 0.47   $ 0.55   $  0.71   $  1.00
Accumulation unit value at end of period                                    $  1.05   $  0.88   $ 0.68   $ 0.47   $  0.55   $  0.71
Number of accumulation units outstanding at end of period (000 omitted)       2,094     1,370      371      397       402       434
-----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (5/1/2000)
Accumulation unit value at beginning of period                              $  1.54   $  1.32   $ 0.93   $ 1.14   $  1.04   $  1.00
Accumulation unit value at end of period                                    $  1.68   $  1.54   $ 1.32   $ 0.93   $  1.14   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)       1,241       640      107       67        77        31
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                              $  1.14   $  1.04   $ 0.83   $ 1.05   $  1.13   $  1.00
Accumulation unit value at end of period                                    $  1.18   $  1.14   $ 1.04   $ 0.83   $  1.05   $  1.13
Number of accumulation units outstanding at end of period (000 omitted)       3,235     3,406    3,317    3,205     1,972       437
-----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 61

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  0.63   $  0.60   $ 0.47   $ 0.63   $  0.83   $  1.00
Accumulation unit value at end of period                                    $  0.67   $  0.63   $ 0.60   $ 0.47   $  0.63   $  0.83
Number of accumulation units outstanding at end of period (000 omitted)       3,612     4,617    5,063    5,490    10,247     8,641
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  1.03   $  0.90   $ 0.68   $ 0.88   $  0.97   $  1.00
Accumulation unit value at end of period                                    $  1.11   $  1.03   $ 0.90   $ 0.68   $  0.88   $  0.97
Number of accumulation units outstanding at end of period (000 omitted)       1,197     1,399    1,743    1,419     3,126     3,627
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (2/11/2000)
Accumulation unit value at beginning of period                              $  0.63   $  0.60   $ 0.49   $ 0.71   $  0.83   $  1.00
Accumulation unit value at end of period                                    $  0.65   $  0.63   $ 0.60   $ 0.49   $  0.71   $  0.83
Number of accumulation units outstanding at end of period (000 omitted)       4,454     4,850    5,337    5,773     8,588    10,738

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                              $  0.43   $  0.41   $ 0.29   $ 0.51   $  0.70   $  1.00
Accumulation unit value at end of period                                    $  0.44   $  0.43   $ 0.41   $ 0.29   $  0.51   $  0.70
Number of accumulation units outstanding at end of period (000 omitted)       2,981     3,267    3,866    3,655     6,380     9,543
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                              $  0.62   $  0.58   $ 0.48   $ 0.70   $  0.86   $  1.00
Accumulation unit value at end of period                                    $  0.70   $  0.62   $ 0.58   $ 0.48   $  0.70   $  0.86
Number of accumulation units outstanding at end of period (000 omitted)       3,655     3,938    4,901    4,631     7,466     9,298
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                              $  1.27   $  1.25   $ 1.23   $ 1.16   $  1.09   $  1.00
Accumulation unit value at end of period                                    $  1.28   $  1.27   $ 1.25   $ 1.23   $  1.16   $  1.09
Number of accumulation units outstanding at end of period (000 omitted)         889       920      966    1,192     1,123       319
-----------------------------------------------------------------------------------------------------------------------------------
BARON CAPITAL ASSET FUND - INSURANCE SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  1.42   $  1.15   $ 0.89   $ 1.06   $  0.96   $  1.00
Accumulation unit value at end of period                                    $  1.44   $  1.42   $ 1.15   $ 0.89   $  1.06   $  0.96
Number of accumulation units outstanding at end of period (000 omitted)         969     1,061    1,193      624     1,044       668
-----------------------------------------------------------------------------------------------------------------------------------
CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  0.75   $  0.67   $ 0.48   $ 0.69   $  0.83   $  1.00
Accumulation unit value at end of period                                    $  0.79   $  0.75   $ 0.67   $ 0.48   $  0.69   $  0.83
Number of accumulation units outstanding at end of period (000 omitted)         342       364      530      329       852     1,637
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  0.94   $  0.91   $ 0.74   $ 0.91   $  1.01   $  1.00
Accumulation unit value at end of period                                    $  1.00   $  0.94   $ 0.91   $ 0.74   $  0.91   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)       3,902     4,085    3,720    3,068     2,950     2,250
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  1.61   $  1.31   $ 0.96   $ 1.09   $  1.14   $  1.00
Accumulation unit value at end of period                                    $  1.88   $  1.61   $ 1.31   $ 0.96   $  1.09   $  1.14
Number of accumulation units outstanding at end of period (000 omitted)       3,997     4,551    5,037    5,481     7,878    10,072
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  0.76   $  0.68   $ 0.48   $ 0.62   $  0.80   $  1.00
Accumulation unit value at end of period                                    $  0.89   $  0.76   $ 0.68   $ 0.48   $  0.62   $  0.80
Number of accumulation units outstanding at end of period (000 omitted)       1,172     1,219    1,060    3,767       933     1,064
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (2/11/2000)
Accumulation unit value at beginning of period                              $  2.44   $  1.88   $ 1.41   $ 1.40   $  1.32   $  1.00
Accumulation unit value at end of period                                    $  2.72   $  2.44   $ 1.88   $ 1.41   $  1.40   $  1.32
Number of accumulation units outstanding at end of period (000 omitted)         960       841      925      967       685       269
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (2/11/2000)
Accumulation unit value at beginning of period                              $  1.48   $  1.34   $ 1.09   $ 1.25   $  1.19   $  1.00
Accumulation unit value at end of period                                    $  1.62   $  1.48   $ 1.34   $ 1.09   $  1.25   $  1.19
Number of accumulation units outstanding at end of period (000 omitted)       2,432     2,461    1,354      690       473        79
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                              $  1.27   $  1.09   $ 0.84   $ 1.00        --        --
Accumulation unit value at end of period                                    $  1.38   $  1.27   $ 1.09   $ 0.84        --        --
Number of accumulation units outstanding at end of period (000 omitted)         892       833      387      330        --        --
-----------------------------------------------------------------------------------------------------------------------------------


62 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002     2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH FUND (2/11/2000)
Accumulation unit value at beginning of period                              $  0.78   $  0.72   $ 0.59   $ 0.80   $  0.95   $  1.00
Accumulation unit value at end of period                                    $  0.79   $  0.78   $ 0.72   $ 0.59   $  0.80   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)         986     1,121    1,066    1,135     1,090     1,157
-----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (2/11/2000)
Accumulation unit value at beginning of period                              $  0.78   $  0.69   $ 0.52   $ 0.65   $  0.85   $  1.00
Accumulation unit value at end of period                                    $  0.87   $  0.78   $ 0.69   $ 0.52   $  0.65   $  0.85
Number of accumulation units outstanding at end of period (000 omitted)         630       618      735      634       630       621
-----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (2/11/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                              $  0.90   $  0.79   $ 0.62   $ 0.81   $  0.94   $  1.00
Accumulation unit value at end of period                                    $  0.94   $  0.90   $ 0.79   $ 0.62   $  0.81   $  0.94
Number of accumulation units outstanding at end of period (000 omitted)         880       911      741      666     1,747     1,910
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                              $  0.35   $  0.35   $ 0.24   $ 0.42   $  0.68   $  1.00
Accumulation unit value at end of period                                    $  0.38   $  0.35   $ 0.35   $ 0.24   $  0.42   $  0.68
Number of accumulation units outstanding at end of period (000 omitted)         960     1,339    2,256    1,352     2,516     3,873
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  0.62   $  0.53   $ 0.40   $ 0.55   $  0.73   $  1.00
Accumulation unit value at end of period                                    $  0.80   $  0.62   $ 0.53   $ 0.40   $  0.55   $  0.73
Number of accumulation units outstanding at end of period (000 omitted)       2,877     3,282    4,438    4,904     7,177     7,309
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  0.57   $  0.56   $ 0.43   $ 0.60   $  0.81   $  1.00
Accumulation unit value at end of period                                    $  0.58   $  0.57   $ 0.56   $ 0.43   $  0.60   $  0.81
Number of accumulation units outstanding at end of period (000 omitted)       3,654     4,012    5,078    5,747     8,149    12,345
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                              $  0.39   $  0.33   $ 0.25   $ 0.35   $  0.58   $  1.00
Accumulation unit value at end of period                                    $  0.43   $  0.39   $ 0.33   $ 0.25   $  0.35   $  0.58
Number of accumulation units outstanding at end of period (000 omitted)       2,545     3,020    3,748    3,767     5,754     8,739
-----------------------------------------------------------------------------------------------------------------------------------
JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  0.82   $  0.76   $ 0.60   $ 0.81   $  0.93   $  1.00
Accumulation unit value at end of period                                    $  0.81   $  0.82   $ 0.76   $ 0.60   $  0.81   $  0.93
Number of accumulation units outstanding at end of period (000 omitted)       1,022     1,124    1,065      952     1,041       696
-----------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  1.09   $  0.99   $ 0.81   $ 0.98   $  1.08   $  1.00
Accumulation unit value at end of period                                    $  1.11   $  1.09   $ 0.99   $ 0.81   $  0.98   $  1.08
Number of accumulation units outstanding at end of period (000 omitted)         267       271      193      147        63        70
-----------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  0.89   $  0.79   $ 0.62   $ 0.71   $  0.95   $  1.00
Accumulation unit value at end of period                                    $  0.97   $  0.89   $ 0.79   $ 0.62   $  0.71   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)         441       430      427      281       201       101
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  0.76   $  0.73   $ 0.55   $ 0.82   $  0.88   $  1.00
Accumulation unit value at end of period                                    $  0.79   $  0.76   $ 0.73   $ 0.55   $  0.82   $  0.88
Number of accumulation units outstanding at end of period (000 omitted)       2,075     2,485    5,133    4,295     9,128     5,110
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  0.76   $  0.67   $ 0.55   $ 0.73   $  0.95   $  1.00
Accumulation unit value at end of period                                    $  0.81   $  0.76   $ 0.67   $ 0.55   $  0.73   $  0.95
Number of accumulation units outstanding at end of period (000 omitted)       2,180     2,940    2,362    2,675     3,850     2,978
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                              $  0.96   $  0.75   $ 0.56   $ 0.73   $  0.98   $  1.00
Accumulation unit value at end of period                                    $  1.10   $  0.96   $ 0.75   $ 0.56   $  0.73   $  0.98
Number of accumulation units outstanding at end of period (000 omitted)       1,659     1,728    1,521    2,042     2,469     3,551
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                              $  0.94   $  0.88   $ 0.74   $ 0.86   $  0.98   $  1.00
Accumulation unit value at end of period                                    $  0.97   $  0.94   $ 0.88   $ 0.74   $  0.86   $  0.98
Number of accumulation units outstanding at end of period (000 omitted)       1,393     1,424    1,263      915       851       613
-----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 63

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                              $  1.02   $  1.03   $ 1.04  $  1.05   $  1.03   $  1.00
Accumulation unit value at end of period                                    $  1.03   $  1.02   $ 1.03  $  1.04   $  1.05   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)       5,054     5,813    9,032   12,876    11,399    11,511

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.00%
  and 2.02%, respectively.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                              $  1.20   $  1.17   $ 1.14  $  1.09   $  1.03   $  1.00
Accumulation unit value at end of period                                    $  1.21   $  1.20   $ 1.17  $  1.14   $  1.09   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)       1,145     1,267      849      894     1,363       688
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                              $  1.39   $  1.19   $ 0.86  $  1.08   $  1.07   $  1.00
Accumulation unit value at end of period                                    $  1.55   $  1.39   $ 1.19  $  0.86   $  1.08   $  1.07
Number of accumulation units outstanding at end of period (000 omitted)       2,161       854      518      179       367        52
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                              $  0.49   $  0.46   $ 0.38  $  0.52   $  0.77   $  1.00
Accumulation unit value at end of period                                    $  0.52   $  0.49   $ 0.46  $  0.38   $  0.52   $  0.77
Number of accumulation units outstanding at end of period (000 omitted)         703       733      539      476       546       554
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                              $  1.13   $  1.03   $ 0.83  $  0.91   $  0.88   $  1.00
Accumulation unit value at end of period                                    $  1.15   $  1.13   $ 1.03  $  0.83   $  0.91   $  0.88
Number of accumulation units outstanding at end of period (000 omitted)       2,355     3,591    3,747    3,634     2,458       390
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                              $  0.69   $  0.67   $ 0.52  $  0.68   $  0.85   $  1.00
Accumulation unit value at end of period                                    $  0.73   $  0.69   $ 0.67  $  0.52   $  0.68   $  0.85
Number of accumulation units outstanding at end of period (000 omitted)       3,835     3,213      184      144       795       785

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                              $  0.71   $  0.70   $ 0.57  $  0.74   $  0.90   $  1.00
Accumulation unit value at end of period                                    $  0.70   $  0.71   $ 0.70  $  0.57   $  0.74   $  0.90
Number of accumulation units outstanding at end of period (000 omitted)       1,660     1,568    1,779    2,097     2,896     2,468

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                              $  1.15   $  1.16   $ 1.16  $  1.11   $  1.06   $  1.00
Accumulation unit value at end of period                                    $  1.15   $  1.15   $ 1.16  $  1.16   $  1.11   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)         614       765      812      397       424        24
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                              $  1.28   $  1.09   $ 0.75  $  0.92   $  1.00   $  1.00
Accumulation unit value at end of period                                    $  1.32   $  1.28   $ 1.09  $  0.75   $  0.92   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)         516       616      743      259       474       147
-----------------------------------------------------------------------------------------------------------------------------------
ROYCE MICRO-CAP PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  2.13   $  1.90   $ 1.29  $  1.51   $  1.18   $  1.00
Accumulation unit value at end of period                                    $  2.34   $  2.13   $ 1.90  $  1.29   $  1.51   $  1.18
Number of accumulation units outstanding at end of period (000 omitted)       1,036     1,354      833    1,130     1,596       491
-----------------------------------------------------------------------------------------------------------------------------------
ROYCE SMALL-CAP PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  2.29   $  1.86   $ 1.34  $  1.58   $  1.33   $  1.00
Accumulation unit value at end of period                                    $  2.45   $  2.29   $ 1.86  $  1.34   $  1.58   $  1.33
Number of accumulation units outstanding at end of period (000 omitted)         734       852      678      993       705       640
-----------------------------------------------------------------------------------------------------------------------------------


64 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004     2003     2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
THIRD AVENUE VALUE PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                              $  2.27   $  1.92   $ 1.37  $  1.56   $  1.39   $  1.00
Accumulation unit value at end of period                                    $  2.56   $  2.27   $ 1.92  $  1.37   $  1.56   $  1.39
Number of accumulation units outstanding at end of period (000 omitted)       1,445     1,239    1,160    1,457     1,689       785
-----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (2/11/2000)
Accumulation unit value at beginning of period                              $  0.66   $  0.52   $ 0.35  $  0.42   $  0.54   $  1.00
Accumulation unit value at end of period                                    $  0.79   $  0.66   $ 0.52  $  0.35   $  0.42   $  0.54
Number of accumulation units outstanding at end of period (000 omitted)         909       895      861      813     1,918     1,867
-----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (2/11/2000)
Accumulation unit value at beginning of period                              $  1.18   $  1.01   $ 0.72  $  0.88   $  0.80   $  1.00
Accumulation unit value at end of period                                    $  1.29   $  1.18   $ 1.01  $  0.72   $  0.88   $  0.80
Number of accumulation units outstanding at end of period (000 omitted)       1,887     1,310      833      774     1,045       527
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (2/11/2000)
Accumulation unit value at beginning of period                              $  1.14   $  1.04   $ 0.84  $  1.05   $  1.13   $  1.00
Accumulation unit value at end of period                                    $  1.18   $  1.14   $ 1.04  $  0.84   $  1.05   $  1.13
Number of accumulation units outstanding at end of period (000 omitted)       1,739     1,400      495      368       132        47
-----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS 65

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ...........................................   p. 3
Rating Agencies .......................................................   p. 4
Revenues Received During Calendar Year 2005 ...........................   p. 4
Principal Underwriter .................................................   p. 5
Independent Registered Public Accounting Firm .........................   p. 5
Condensed Financial Information (Unaudited) ...........................   p. 6
Financial Statements


66 RIVERSOURCE SIGNATURE ONE VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

240192 M (1/07)

PROSPECTUS


JAN. 2, 2007


WELLS FARGO

ADVANTAGE(R) BUILDER SELECT VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)


           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/RIVERSOURCE MVA ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


This prospectus contains information that you should know before investing. Prospectuses are also available for:

AIM Variable Insurance Funds, Series II Shares                    Oppenheimer Variable Account Funds, Service Shares
AllianceBernstein Variable Products Series Fund, Inc. (Class B)   Putnam Variable Trust - Class IB Shares
American Century(R) Variable Portfolios, Inc., Class II           RiverSource(SM) Variable Portfolio Funds
Dreyfus Investment Portfolios, Service Share Class                Van Kampen Life Investment Trust Class II Shares
Dreyfus Variable Investment Fund, Service Share Class             Wanger Advisors Trust
Fidelity(R) Variable Insurance Products Service Class 2           Wells Fargo Variable Trust
Franklin(R) Templeton(R) Variable Insurance Products              Van Kampen Life Investment Trust Class II Shares
   Trust (FTVIPT) - Class 2

Goldman Sachs Variable Insurance Trust (VIT)

Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits. Expense charges from contracts with purchase payment credits may be higher than charges for contracts without such credits. The amount of the credit may be more than offset by additional fees and charges associated with the credit. The credits may be reversed. (See "Buying Your Contract - Purchase Payment Credits.")

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 1

RiverSource Life offers other variable annuity contracts in addition to the contract described in this prospectus. Each annuity has different features and optional benefits that may be appropriate for you based on your individual financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges you will pay when buying, owning and withdrawing money from the contract we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker-dealer authorized to sell the contract described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may prohibit their investment professionals from offering the contract and/or optional benefits described herein to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described herein by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contract described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contract and/or optional riders described in this prospectus.


TABLE OF CONTENTS

KEY TERMS ...............................................................    3
THE CONTRACT IN BRIEF ...................................................    5
EXPENSE SUMMARY .........................................................    7
CONDENSED FINANCIAL INFORMATION .........................................   11
FINANCIAL STATEMENTS ....................................................   11
THE VARIABLE ACCOUNT AND THE FUNDS ......................................   12
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ....................................   21
THE FIXED ACCOUNT .......................................................   22
BUYING YOUR CONTRACT ....................................................   24
CHARGES .................................................................   27
VALUING YOUR INVESTMENT .................................................   32
MAKING THE MOST OF YOUR CONTRACT ........................................   34
WITHDRAWALS .............................................................   44
TSA -- SPECIAL WITHDRAWAL PROVISIONS ....................................   45
CHANGING OWNERSHIP ......................................................   45
BENEFITS IN CASE OF DEATH ...............................................   45
OPTIONAL BENEFITS .......................................................   48

THE ANNUITY PAYOUT PERIOD ...............................................   71
TAXES ...................................................................   73
VOTING RIGHTS ...........................................................   76
SUBSTITUTION OF INVESTMENTS .............................................   76
ABOUT THE SERVICE PROVIDERS .............................................   77
ADDITIONAL INFORMATION ..................................................   79
APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA) ....................   81
APPENDIX B: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE .............   83
APPENDIX C: EXAMPLE -- WITHDRAWAL CHARGES ...............................   84
APPENDIX D: EXAMPLE -- DEATH BENEFITS ...................................   87
APPENDIX E: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER .........   90
APPENDIX F: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ..   92
APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER
   -- ADDITIONAL RMD DISCLOSURE .........................................   94
APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT --RIDER B DISCLOSURE .......   96
APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --ADDITIONAL RMD
   DISCLOSURE ...........................................................  101
APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER ...........  102
APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS ................  104
APPENDIX L: EXAMPLE -- BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER ........  109
APPENDIX M: EXAMPLE -- BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER ...  111
APPENDIX N: CONDENSED FINANCIAL INFORMATION (UNAUDITED) .................  113
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............  122


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.



------------------------------------------------------------------------------

2 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the one-year fixed account and the DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments and purchase payment credits or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments and purchase payment credits or transfer contract value to a GPA. These guaranteed rates and periods of time may vary by state. Unless an exception applies, transfer or withdrawals from a GPA done more than 30 days before the end of the guarantee period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its guarantee period.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


------------------------------------------------------------------------------

4 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts of the variable account under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans including IRAs and TSAs to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.") We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:


o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts.
      (p. 12)


o the GPAs, which earn interest at rates that we declare when you allocate purchase payments or transfer contract value to this account. Some states restrict the amount you can allocate to these accounts. The required minimum investment in each GPA is $1,000 and these accounts may not be available in all states. (p. 21)


o the one-year fixed account, which earns interest at rates that we adjust periodically. There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies"). (p. 22)


o the DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account (see "DCA Fixed Account"). (p. 22)

BUYING YOUR CONTRACT: There are many factors to consider carefully and fully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER. When considering the purchase of a variable annuity and when choosing an optional benefit rider, you should always work with an investment professional you know and trust. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

After carefully reviewing this prospectus and any other disclosure materials you are provided, make sure you understand how the variable annuity and any optional benefit riders you choose work. Make sure that the annuity and any optional rider you are considering will meet both your current and anticipated future financial situation and needs. Some of the factors among others you may wish to consider before you buy a variable annuity or choose an optional benefit rider include:

o Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit.

o How long you plan to hold your annuity: The contract has withdrawal charges. (p. 7) Does the contract meet your current and anticipated future needs for liquidity?


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLEA NNUITY - PROSPECTUS 5

o How and when you plan to take money from your annuity: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payments. In addition, certain withdrawals may be subject to a federal income tax penalty.
      (p. 73)


o Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.


o Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, this contract is not suitable for you and you should not buy it. (p. 40)


o If you can afford the contract: are your annual income and assets adequate to buy the annuity and any optional benefit riders you may choose?

o The fees and expenses you will pay when buying, owning and withdrawing money from this contract. (p. 7)

Your investment professional will help you complete and submit an application. We are required by law to obtain certain personal information from you which will be used by us to verify your identity. If you do not provide us the information, we may not be able to issue your contract. If we are unable to verify your identity, we reserve the right to reject your application or take such other steps as we deem reasonable. Applications are subject to acceptance at our administrative office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract. (p. 24)

MINIMUM INITIAL PURCHASE PAYMENT

         $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENT

         $50 for Systematic Investment Plans (SIPs).
         $100 for any other type of payment.

MAXIMUM TOTAL PURCHASE PAYMENTS*

         $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless an exception applies. You may establish automated transfers among the accounts. Transfers into the DCA fixed account are not permitted. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p. 40)


WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Also, certain other restrictions may apply. (p. 44)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 45)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount based on the death benefit selected. (p. 45)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. Optional benefits may require the use of a model portfolio which may limit transfers and allocations; may limit the timing, amount and allocation of purchase payments; and may limit the amount of partial withdrawals that can be taken under the optional benefit during a contract year. (p. 48)


ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs and the DCA fixed account are not available during the payout period. (p. 71)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply. The tax treatment of qualified and non-qualified annuities differs.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 73)



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6 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values and to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES


WITHDRAWAL CHARGE(1)


(contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a six-year or eight-year withdrawal charge schedule at the time of application.

          SIX-YEAR SCHEDULE                          EIGHT-YEAR SCHEDULE
YEARS FROM PURCHASE   WITHDRAWAL CHARGE   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
  PAYMENT RECEIPT        PERCENTAGE         PAYMENT RECEIPT        PERCENTAGE
         1                   8%                    1                   8%
         2                   8                     2                   8
         3                   8                     3                   8
         4                   6                     4                   8
         5                   4                     5                   8
         6                   2                     6                   6
         Thereafter          0                     7                   4
                                                   8                   2
                                                   Thereafter          0


(1) For Illinois, Utah and Washington contracts, the eight-year withdrawal charge schedule is modified as follows: Years 1-3 - 8%; Year 4 - 7%;
      Year 5 - 6%; Year 6 - 5%; Year 7 - 4%; Year 8 - 2%; and Years 9+ - 0%.


WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in the table below. (See "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

                                        IF YOUR AIR IS 3.5%, THEN YOUR   IF YOUR AIR IS 5%, THEN YOUR
                                         DISCOUNT RATE PERCENT (%) IS:   DISCOUNT RATE PERCENT (%) IS:
SIX-YEAR WITHDRAWAL CHARGE SCHEDULE                 6.50%                             8.00%
EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE               6.25%                             7.75%


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 7

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE THE SIX-YEAR OR EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE AND ONE OF THE FOUR DEATH BENEFIT GUARANTEES. THE COMBINATION YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEE YOU PAY. THE TABLE BELOW SHOWS THE DEATH BENEFIT GUARANTEES AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

                                                               MORTALITY AND      VARIABLE ACCOUNT      TOTAL VARIABLE
IF YOU SELECT A SIX-YEAR WITHDRAWAL CHARGE SCHEDULE AND:      EXPENSE RISK FEE  ADMINISTRATIVE CHARGE  ACCOUNT EXPENSE
ROP DEATH BENEFIT                                                   1.50%               0.15%               1.65%
MAV DEATH BENEFIT(1)                                                1.70                0.15                1.85
5% ACCUMULATION DEATH BENEFIT(1)                                    1.85                0.15                2.00
ENHANCED DEATH BENEFIT(1)                                           1.90                0.15                2.05

                                                               MORTALITY AND      VARIABLE ACCOUNT      TOTAL VARIABLE
IF YOU SELECT AN EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE AND:   EXPENSE RISK FEE  ADMINISTRATIVE CHARGE  ACCOUNT EXPENSE
ROP DEATH BENEFIT                                                   1.25%               0.15%               1.40%
MAV DEATH BENEFIT(1)                                                1.45                0.15                1.60
5% ACCUMULATION DEATH BENEFIT(1)                                    1.60                0.15                1.75
ENHANCED DEATH BENEFIT(1)                                           1.65                0.15                1.80

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                               $40
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

OPTIONAL DEATH BENEFITS

If eligible, you may select an optional death benefit in addition to the ROP and MAV Death Benefits. The fees apply only if you select one of these benefits.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE                                                                 0.25%
BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE                                                            0.40%
(As a percentage of the contract value charged annually on the contract anniversary.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits if available in your state. Each optional living benefit requires the use of an asset allocation model. The fees apply only if you elect one of these benefits.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE                                          MAXIMUM: 1.75%  CURRENT: 0.55%
(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE                                   MAXIMUM: 1.50%  CURRENT: 0.65%
(Charged annually on the contract anniversary as a percentage of the contract value or the total Remaining Benefit Amount, whichever is greater.)

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE                                            MAXIMUM: 1.50%  CURRENT: 0.55%
(As a percentage of contract value charged annually on the contract anniversary.)

INCOME ASSURER BENEFIT(SM) - MAV RIDER FEE                                            MAXIMUM: 1.50%  CURRENT: 0.30%(1)
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE RIDER FEE                   MAXIMUM: 1.75%  CURRENT: 0.60%(1)
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE RIDER FEE MAXIMUM: 2.00%  CURRENT: 0.65%(1)
(As a percentage of the guaranteed income benefit base charged annually on the contract anniversary.)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%,
     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and
     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
     Base -- 0.75%.


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8 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                        MINIMUM       MAXIMUM
Total expenses before fee waivers and/or expense reimbursements          0.53%         1.53%

(a)  Each fund deducts management fees and other expenses from fund assets.
     Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted
     12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The
     Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                      GROSS TOTAL
                                                                                 MANAGEMENT     12b-1    OTHER          ANNUAL
                                                                                    FEES        FEES    EXPENSES       EXPENSES
AIM V.I. Capital Appreciation Fund, Series II Shares                                0.61%       0.25%     0.29%    1.15%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                                 0.75        0.25      0.34     1.34(1)
AllianceBernstein VPS Growth and Income Portfolio (Class B)                         0.55        0.25      0.05     0.85(3)
AllianceBernstein VPS International Value Portfolio (Class B)                       0.75        0.25      0.12     1.12(3)
American Century VP Inflation Protection, Class II                                  0.49        0.25      0.01     0.75(3)
American Century VP Value, Class II                                                 0.83        0.25        --     1.08(3)
Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares           0.75        0.25      0.06     1.06(3)
Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares             0.75        0.25      0.05     1.05(3)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                             0.57        0.25      0.09     0.91(4)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                   0.57        0.25      0.12     0.94(4)
Fidelity(R) VIP Overseas Portfolio Service Class 2                                  0.72        0.25      0.17     1.14(4)
FTVIPT Franklin Income Securities Fund - Class 2                                    0.46        0.25      0.02     0.73(5),(6)
FTVIPT Franklin Real Estate Fund - Class 2                                          0.47        0.25      0.02     0.74(5),(6)
FTVIPT Templeton Global Income Securities Fund - Class 2                            0.62        0.25      0.12     0.99(5)
Goldman Sachs VIT Mid Cap Value Fund                                                0.80          --      0.07     0.87(7)
Oppenheimer Global Securities Fund/VA, Service Shares                               0.63        0.25      0.04     0.92(8)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                           0.74        0.25      0.05     1.04(8)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                  0.69        0.25      0.02     0.96(8)
Putnam VT Health Sciences Fund - Class IB Shares                                    0.70        0.25      0.11     1.06(3)
Putnam VT Small Cap Value Fund - Class IB Shares                                    0.76        0.25      0.08     1.09(3)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                          0.47        0.13      0.17     0.77(9),(10)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                 0.67        0.13      0.16     0.96(9),(10),(11)
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                          1.09        0.13      0.31     1.53(9),(10),(11)
RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund     0.44        0.13      0.20     0.77(9),(10)
RiverSource(SM) Variable Portfolio - Growth Fund                                    0.62        0.13      0.17     0.92(9),(10),(11)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                           0.59        0.13      0.17     0.89(9),(10)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                          0.55        0.13      0.14     0.82(9),(10),(11)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                            0.66        0.13      0.15     0.94(9),(10),(11)



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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 9

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                      GROSS TOTAL
                                                                              MANAGEMENT    12b-1       OTHER           ANNUAL
                                                                                 FEES       FEES      EXPENSES         EXPENSES
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                          0.22%      0.13%       0.18%      0.53%(9),(10)
RiverSource(SM) Variable Portfolio - Select Value Fund                           0.71       0.13        0.37       1.21(9),(10),(11)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund         0.48       0.13        0.18       0.79(9),(10)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                        0.96       0.13        0.20       1.29(9),(10),(11)
Van Kampen Life Investment Trust Comstock Portfolio, Class II Shares             0.56       0.25        0.03       0.84(3)
Wanger U.S. Smaller Companies                                                    0.90         --        0.05       0.95(3)
Wells Fargo Advantage VT Asset Allocation Fund                                   0.55       0.25        0.24       1.04(12)
Wells Fargo Advantage VT C&B Large Cap Value Fund                                0.55       0.25        0.37       1.17(12)
Wells Fargo Advantage VT Equity Income Fund                                      0.55       0.25        0.25       1.05(12)
Wells Fargo Advantage VT International Core Fund                                 0.75       0.25        0.41       1.41(12)
Wells Fargo Advantage VT Large Company Core Fund                                 0.55       0.25        0.33       1.13(12)
Wells Fargo Advantage VT Large Company Growth Fund                               0.55       0.25        0.25       1.05(12)
Wells Fargo Advantage VT Money Market Fund                                       0.30       0.25        0.27       0.82(12)
Wells Fargo Advantage VT Small Cap Growth Fund                                   0.75       0.25        0.24       1.24(12)
Wells Fargo Advantage VT Total Return Bond Fund                                  0.45       0.25        0.26       0.96(12)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees;
     and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which will occur on or about May 1, 2006 for AIM V.I. Capital Appreciation Fund,
     Series II Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for
     Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(5) The Fund's administration fee is paid indirectly through the management fee.

(6) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(7) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit
     "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(8) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(9) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(10) The Fund has adopted a plan under Rule 12b-1 of the Investment Company
     Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(11) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.02% for RiverSource(SM) Variable
     Portfolio - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable
     Portfolio - Mid Cap Growth Fund, 0.07% for RiverSource(SM) Variable
     Portfolio - Select Value Fund and 0.02% for RiverSource(SM) Variable
     Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income
     Fund, 0.004% for RiverSource(SM) Variable Portfolio - Emerging Markets
     Fund and 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund.



------------------------------------------------------------------------------

10 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

(12) The Funds' investment adviser has implemented a break point schedule for the Funds' management fees. The management fees charged to the Funds will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. Other expenses may include expenses payable to affiliates of Wells Fargo & Company. The adviser has committed through April 30, 2007 to waive fees and/or reimburse the expenses to the extent necessary to maintain the Fund's net operating expense ratio. After fee waivers and expense reimbursements net expenses would be 1.00% for Wells Fargo Advantage VT Asset Allocation Fund, 1.00% for Wells Fargo Advantage VT C&B Large Cap Value Fund, 1.00% for Wells Fargo Advantage VT Equity Income Fund, 1.00% for Wells Fargo Advantage VT International Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Growth Fund, 0.75% for Wells Fargo Advantage VT Money Market Fund, 1.20% for Wells Fargo Advantage VT Small Cap Growth Fund and 0.90% for Wells Fargo Advantage VT Total Return Bond Fund. Please refer to the Fund's prospectus for additional details.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS(1). THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES(2), VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select the MAV Death Benefit, the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base and the Benefit Protector(SM) Plus Death Benefit(3). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                     IF YOU WITHDRAW YOUR CONTRACT         OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                                AT THE END OF THE APPLICABLE TIME PERIOD:  AT THE END OF THE APPLICABLE TIME PERIOD:
                                                1 YEAR     3 YEARS    5 YEARS    10 YEARS   1 YEAR    3 YEARS    5 YEARS   10 YEARS
With an eight-year withdrawal charge schedule  $1,373.57  $2,544.29  $3,747.17  $6,100.94   $573.57  $1,744.29  $2,947.17  $6,100.94
With a six-year withdrawal charge schedule      1,399.19   2,617.57   3,463.10   6,299.70    599.19   1,817.57   3,063.10   6,299.70

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the ROP Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                     IF YOU WITHDRAW YOUR CONTRACT          OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                                AT THE END OF THE APPLICABLE TIME PERIOD:  AT THE END OF THE APPLICABLE TIME PERIOD:
                                                 1 YEAR    3 YEARS    5 YEARS   10 YEARS    1 YEAR    3 YEARS   5 YEARS    10 YEARS
With an eight-year withdrawal charge schedule  $  999.57  $1,416.87  $1,859.62  $2,288.27   $199.57   $616.87  $1,059.62  $2,288.27
With a six-year withdrawal charge schedule      1,025.19   1,494.31   1,589.57   2,551.83    225.19    694.31   1,189.57   2,551.83

(1) For Illinois, Utah and Washington contract holders, your expenses would be slightly lower due to the modified eight-year withdrawal charge schedule.

(2) In these examples, the $40 contract administrative charge is estimated as a .017% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

(3) Because these examples are intended to illustrate the most expensive combination of contract features, the maximum annual fee for each optional rider is reflected rather than the fee that is currently being charged.


CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in Appendix N.

FINANCIAL STATEMENTS

You can find the audited financial statements of the subaccounts with financial history in the SAI. You can find our audited financial statements later in this prospectus. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 11

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

     o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

     o PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM: Each underlying fund generally is available (unless we exclude it) to be a component fund of the asset allocation model portfolios (model portfolios) of the Portfolio Navigator (PN) Asset Allocation Program (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). Under the PN program, contract values are rebalanced on a quarterly basis and model portfolios are periodically updated. This quarterly rebalancing and periodic updating of the model portfolios can cause a component fund to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from a fund may increase the expenses attributable to the assets remaining in the fund. These expenses can adversely affect the performance of the relevant fund. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. Even if you do not participate in the PN program, a fund in which your subaccount invests may be impacted if it is a component fund of one or more model portfolios.

     o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

     o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.


------------------------------------------------------------------------------

12 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

     o PRIVATE LABEL: This contract is a "private label" variable annuity. This means the contract includes funds affiliated with the distributor of this contract. Purchase payments and contract values you allocate to subaccounts investing in any of the Wells Fargo Variable Trust funds available under this contract are generally more profitable for the distributor and its affiliates than allocations you make to other subaccounts. In contrast, purchase payments and contract values you allocate to subaccounts investing in any of the RiverSource Variable Portfolio Funds are generally more profitable for us and our affiliates. (See "Revenue we receive from the funds may create potential conflicts of interest.") These relationships may influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract values to a particular subaccount.

     o    REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
          INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


          We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


          The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

          The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

          Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 13

     o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

          o Compensating, training and educating investment professionals who sell the contracts.

          o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

          o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

          o Providing sub-transfer agency and shareholder servicing to contract owners.

          o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

          o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

          o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

          o Subaccounting, transaction processing, recordkeeping and administration.

     o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

          o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

          o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

     o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

          o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

          o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


------------------------------------------------------------------------------

14 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

UNLESS AN ASSET ALLOCATION PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PAYMENTS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Growth of capital. Invests principally in common stocks of       A I M Advisors, Inc.
Appreciation Fund,             companies likely to benefit from new or innovative products,
Series II Shares               services or processes as well as those with above-average
                               long-term growth and excellent prospects for future growth.
                               The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the United States.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Long-term growth of capital. Invests primarily in securities     A I M Advisors, Inc.
Development Fund,              (including common stocks, convertible securities and bonds)
Series II Shares               of small- and medium-sized companies. The Fund may invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS          Long-term growth of capital. Invests primarily in                AllianceBernstein L.P.
Growth and Income              dividend-paying common stocks of large, well-established,
Portfolio (Class B)            "blue chip" companies.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS          Long-term growth of capital. Invests primarily in a              AllianceBernstein L.P.
International Value            diversified portfolio of equity securities of established
Portfolio (Class B)            companies selected from more than 40 industries and from
                               more than 40 developed and emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP            Long-term total return. To protect against U.S. inflation.       American Century Investment
Inflation Protection,                                                                           Management, Inc.
Class II

------------------------------------------------------------------------------------------------------------------------------------
American Century VP            Long-term capital growth, with income as a secondary             American Century Investment
Value, Class II                objective. Invests primarily in stocks of companies that         Management, Inc.
                               management believes to be undervalued at the time of
                               purchase.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment             The portfolio seeks capital appreciation. The portfolio          The Dreyfus Corporation
Portfolios Technology          invests, under normal circumstances, at least 80% of its
Growth Portfolio,              assets in the stocks of growth companies of any size that
Service Shares                 Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the portfolio's
                               assets may be invested in foreign securities. The
                               portfolio's stock investments may include common stocks,
                               preferred stocks and convertible securities.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable               The portfolio seeks long-term capital growth consistent with     The Dreyfus Corporation -
Investment Fund                the preservation of capital. Its secondary goal is current       Fayez Sarofim & Co. is the
Appreciation Portfolio,        income. To pursue these goals, the portfolio normally            portfolio's sub-investment
Service Shares                 invests at least 80% of its assets in common stocks. The         advisor
                               portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of
                               purchase, including multinational companies. These
                               established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable,
                               above-average earnings growth.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP                Seeks long-term capital appreciation. Normally invests           Fidelity Management &
Contrafund(R) Portfolio        primarily in common stocks. Invests in securities of             Research Company (FMR),
Service Class 2                companies whose value it believes is not fully recognized by     investment manager;
                               the public. Invests in either "growth" stocks or "value"         FMR U.K. and FMR Far East,
                               stocks or both. The fund invests in domestic and foreign         sub-investment advisers.
                               issuers.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP                Long-term growth of capital. Normally invests primarily in       Fidelity Management &
Mid Cap Portfolio              common stocks. Normally invests at least 80% of assets in        Research Company (FMR),
Service Class 2                securities of companies with medium market capitalizations.      investment manager; FMR U.K.,
                               May invest in companies with smaller or larger market            FMR Far East, sub-investment
                               capitalizations. Invests in domestic and foreign issuers. The    advisers.
                               Fund invests in either "growth" or "value" common stocks or both.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas       Long-term growth of capital. Normally invests primarily in       Fidelity Management &
Portfolio                      common stocks of foreign securities. Normally invests at         Research Company (FMR),
Service Class 2                least 80% of assets in non-U.S. securities.                      investment manager; FMR U.K.,
                                                                                                FMR Far East, Fidelity
                                                                                                International Investment
                                                                                                Advisors (FIIA) and FIIA U.K.,
                                                                                                sub-investment advisers.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                Seeks to maximize income while maintaining prospects for         Franklin Advisers, Inc.
Income Securities              capital appreciation. The Fund normally may invests in both
Fund - Class 2                 equity and debt securities. The Fund seeks income by
                               investing on corporate, foreign, and U.S. Treasury bonds as well as stocks with dividend yields the manager believes are attractive.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real           Seeks capital appreciation, with current income as a             Franklin Advisers, Inc.
Estate Fund - Class 2          secondary goal. The Fund normally invests at least 80% of its net assets in investments of companies operating in the real estate sector.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton               Seeks high current income, consistent with preservation of       Franklin Advisers, Inc.
Global Income                  capital, with capital appreciation as a secondary
Securities Fund -              consideration. The Fund normally invests mainly in debt
Class 2                        securities of governments and their political subdivisions and agencies, supranational organizations and companies
                               located anywhere in the world, including emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT              Seeks long-term capital appreciation. The Fund invests, under    Goldman Sachs Asset
Mid Cap Value Fund             normal circumstances, at least 80% of its net assets plus any    Management, L.P.
                               borrowings for investment purposes (measured at time of
                               purchase) ("Net Assets") in a diversified portfolio of
                               equity investments in mid-cap issuers with public stock
                               market capitalizations (based upon shares available for
                               trading on an unrestricted basis) within the range of the
                               market capitalization of companies constituting the Russell
                               Midcap(R) Value Index at the time of investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell Midcap(R)
                               Value Index is currently between $276 million and $14.9
                               billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net
                               Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign
                               currencies. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market
                               capitalizations outside the range of companies constituting the Russell Midcap(R) Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

16 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global             Long-term capital appreciation. Invests mainly in common         OppenheimerFunds, Inc.
Securities Fund/VA,            stocks of U.S. and foreign issuers that are "growth-type"
Service Shares                 companies, cyclical industries and special situations that are considered to have appreciation possibilities.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main               Seeks capital appreciation. Invests mainly in common stocks      OppenheimerFunds, Inc.
Street Small Cap               of small-capitalization U.S. companies that the fund's
Fund/VA,                       investment manager believes have favorable business trends or
Service Shares                 prospects.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic          High level of current income principally derived from            OppenheimerFunds, Inc.
Bond Fund/VA,                  interest on debt securities. Invests mainly in three market
Service Shares                 sectors: debt securities of foreign governments and
                               companies, U.S. government securities and lower-rated high yield securities of U.S. and foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health               Seeks capital appreciation. The fund pursues its goal by         Putnam Investment
Sciences Fund -                investing mainly in common stocks of companies in the health     Management, LLC
Class IB Shares                sciences industries, with a focus on growth stocks. Under
                               normal circumstances, the fund invests at least 80% of its net assets in securities of (a) companies that derive at
                               least 50% of their assets, revenues or profits from the
                               pharmaceutical, health care services, applied research and development and medical equipment and supplies industries, or
                               (b) companies Putnam Management thinks have the potential for growth as a result of their particular products, technology, patents or other market advantages in the health sciences
                               industries.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap            Seeks capital appreciation. The fund pursues its goal by         Putnam Investment
Value Fund -                   investing mainly in common stocks of U.S. companies, with a      Management, LLC
Class IB Shares                focus on value stocks. Under normal circumstances, the fund invests at least 80% of its net assets in small companies of a size similar to those in the Russell 2000 Value Index.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income while attempting to conserve the    RiverSource Investments, LLC
Portfolio - Diversified        value of the investment and continuing a high level of income    (RiverSource Investments)
Bond Fund                      for the longest period of time. Under normal market
                               conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the
                               Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate Bond Index (Index),
                               which are investment grade and denominated in U.S. dollars.
                               The Index includes securities issued by the U.S. government, corporate bonds, and mortgage- and asset-backed securities.
                               Although the Fund emphasizes high- and medium-quality debt securities, it will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality
                               (junk) bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income and, as a secondary goal, steady    RiverSource Investments
Portfolio - Diversified        growth of capital. Under normal market conditions, the Fund
Equity Income Fund             invests at least 80% of its net assets in dividend-paying
                               common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 17

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. The Fund's assets are primarily        RiverSource Investments,
Portfolio - Emerging           invested in equity securities of emerging market companies.      adviser; Threadneedle
Markets Fund                   Under normal market conditions, at least 80% of the Fund's       International Limited,
                               net assets will be invested in securities of companies that      an indirect wholly-owned
                               are located in emerging market countries, or that earn 50% or    subsidiary of Ameriprise
                               more of their total revenues from goods and services produced    Financial, subadviser.
                               in emerging market countries or from sales made in emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Total return that exceeds the rate of inflation over the         RiverSource Investments
Portfolio - Global             long-term. Non-diversified mutual fund that, under normal
Inflation Protected            market conditions, invests at least 80% of its net assets in
Securities Fund                inflation-protected debt securities. These securities include inflation-indexed bonds of varying maturities issued by U.S.
                               and foreign governments, their agencies or instrumentalities, and corporations.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. Invests primarily in common stocks     RiverSource Investments
Portfolio -                    and securities convertible into common stocks that appear to
Growth Fund                    offer growth opportunities. These growth opportunities could result from new management, market developments, or
                               technological superiority. The Fund may invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High current income, with capital growth as a secondary          RiverSource Investments
Portfolio - High Yield         objective. Under normal market conditions, the Fund invests
Bond Fund                      at least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign
                               companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Capital appreciation. Under normal market conditions, the        RiverSource Investments
Portfolio - Large Cap          Fund invests at least 80% of its net assets in equity
Equity Fund                    securities of companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Growth of capital. Under normal market conditions, the Fund      RiverSource Investments
Portfolio - Mid Cap            invests at least 80% of its net assets in equity securities
Growth Fund                    of mid capitalization companies. The investment manager
                               defines mid-cap companies as those whose market
                               capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell
                               Midcap(R) Growth Index.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital appreciation. The Fund seeks to provide        RiverSource Investments
Portfolio - S&P 500            investment results that correspond to the total return (the
Index Fund                     combination of appreciation and income) of
                               large-capitalization stocks of U.S. companies. The Fund
                               invests in common stocks included in the Standard & Poor's
                               500 Composite Stock Price Index (S&P 500). The S&P 500 is
                               made up primarily of large-capitalization companies that
                               represent a broad spectrum of the U.S. economy.

------------------------------------------------------------------------------------------------------------------------------------

RiverSource Variable           Long-term growth of capital. Invests primarily in common         RiverSource Investments,
Portfolio - Select             stocks, preferred stocks and securities convertible into         adviser; Systematic Financial
Value Fund                     common stocks that are listed on a nationally recognized         Management, L.P. and WEDGE
                               securities exchange or traded on the NASDAQ National Market      Capital Management L.L.P.,
                               System of the National Association of Securities Dealers. The    subadvisers.
                               Fund invests in mid-cap companies as well as companies with larger and smaller market capitalizations.


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

18 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           A high level of current income and safety of principal           RiverSource Investments
Portfolio - Short              consistent with an investment in U.S. government and
Duration U.S.                  government agency securities. Under normal market conditions,
Government Fund                at least 80% of the Fund's net assets are invested in
                               securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital appreciation. Invests primarily in equity      RiverSource Investments,
Portfolio - Small Cap          securities. Under normal market conditions, at least 80% of      adviser; River Road Asset
Value Fund                     the Fund's net assets will be invested in small cap companies    Management, LLC, Donald
                               with market capitalization, at the time of investment, of up     Smith & Co., Inc., Franklin
                               to $2.5 billion or that fall within the range of the Russell     Portfolio Associates LLC and
                               2000(R) Value Index.                                             Barrow, Hanley, Mewhinney &
                                                                                                Strauss, Inc., subadvisers.

------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life                Capital growth and income through investments in equity          Van Kampen Asset Management
Investment Trust               securities, including common stocks, preferred stocks and
Comstock Portfolio,            securities convertible into common and preferred stocks.
Class II Shares

------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S.                    Long-term growth of capital. Invests primarily in stocks of      Columbia Wanger Asset
Smaller Companies              small- and medium-size U.S. companies with market                Management, L.P.
                               capitalizations of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo                    Long-term total return consistent with reasonable risk. The      Wells Fargo Funds Management,
Advantage VT Asset             Fund invests in equity and fixed income securities with an       LLC, adviser; Wells Capital
Allocation Fund                emphasis on equity securities. The Fund does not select          Management Incorporated,
                               individual securities for investment, rather, it buys            subadviser.
                               substantially all of the securities of various indexes to
                               replicate such indexes. The Fund invests the equity portion of its assets in common stocks to replicate the S&P 500
                               Index, and invests the fixed income portion of its assets in
                               U.S. Treasury Bonds to replicate the Lehman Brothers 20+
                               Treasury Index. The Fund seeks to maintain a 95% or better performance correlation with the respective indexes, before fees and expenses, regardless of market conditions. The
                               Fund's "neutral" target allocation is 60% equity securities and 40% fixed income securities.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Maximum long-term total return consistent with minimizing        Wells Fargo Funds Management,
VT C&B Large Cap               risk to principal. Seeks maximum long-term total return,         LLC, adviser; Cooke & Bieler,
Value Fund                     consistent with minimizing risk to principal. The Fund           L.P., subadviser.
                               principally invests in large-capitalization securities, which we define as securities of companies with market
                               capitalizations of $1 billion or more. The Fund seeks total return by targeting companies that we believe are
                               undervalued, possess strong financial positions and have a consistency and predictability on their earnings growth.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo                    Long-term capital appreciation and above-average dividend        Wells Fargo Funds Management,
Advantage VT Equity            income. The Fund invests primarily in equity securities that     LLC, adviser; Wells Capital
Income Fund                    the advisers believe are undervalued in relation to various      Management Incorporated,
                               valuation measures, and that have strong return potential and    subadviser.
                               above-average dividend income. The Fund invests principally in securities of companies with market capitalizations of $3 billion or more.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 19

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Long-term capital appreciation. The Fund seeks long-term         Wells Fargo Funds Management,
VT International               capital appreciation by investing principally in non-U.S.        LLC, adviser; New Star
Core Fund                      securities, with focus on companies with strong growth           Institutional Managers Limited,
                               potential that offer relative values. These companies            subadviser.
                               typically have distinct competitive advantages, high or
                               improving returns on invested capital and a potential for
                               positive earnings surprises. The Fund may invest in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Total return comprised of long-term capital appreciation and     Wells Fargo Funds Management,
VT Large Company               current income. The Fund invests at least 80% of it's assets     LLC, adviser; Matrix Asset
Core Fund                      in securities of large-capitalization companies, which are       Advisors, Inc., subadviser.
                               defined as those with market capitalizations of $3 billion or more. The Fund may invest up to 25% of the Fund's assets in foreign securities through ADRs and similar investments.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Long-term capital appreciation. Invests in the common stocks     Wells Fargo Funds Management,
VT Large Company               of large U.S. companies that the adviser believes have           LLC, adviser; Peregrine Capital
Growth Fund                    superior growth potential. Investments are principally in        Management, Inc., subadviser.
                               securities of companies with market capitalizations of $3
                               billion or more.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo                    Current income, while preserving capital and liquidity.          Wells Fargo Funds Management,
Advantage VT Money             Invests primarily in high-quality money market instruments.      LLC, adviser; Wells Capital
Market Fund                                                                                     Management Incorporated,
                                                                                                subadviser.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Long-term capital appreciation. Focus is on companies            Wells Fargo Funds Management,
VT Small Cap                   believed to have above-average growth potential or that may      LLC, adviser; Wells Capital
Growth Fund                    be involved in new or innovative products, services and          Management Incorporated,
                               processes. Invests principally in securities of companies        subadviser.
                               with market capitalizations equal to or lower than the
                               company with the largest market capitalization in the
                               Russell 2000 Index, which is considered a small
                               capitalization index that is expected to change frequently.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage          Total return consisting of income and capital appreciation.      Wells Fargo Funds Management,
VT Total Return                The fund invests in a broad range of investment-grade debt       LLC, adviser; Wells Capital
Bond Fund                      securities, including U.S. Government obligations, corporate     Management Incorporated,
                               bonds, mortgage- and other asset-backed securities and           subadviser.
                               money-market instruments. Under normal circumstances, we
                               expect to maintain an overall effective duration range
                               between 4 and 5 1/2 years.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

20 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

Currently, unless an asset allocation program is in effect, you may allocate purchase payments and purchase payment credits to one or more of the GPAs with guarantee periods declared by us. These periods of time vary by state. The required minimum investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion (future rates). We will determine future rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guarantee periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We will not apply an MVA to contract value you transfer or withdraw out of the GPAs within 30 days before the end of the guarantee period. During this 30 day window you may choose to start a new guarantee period of the same length, transfer the contract value to a GPA of another length, transfer the contract value to any of the subaccounts or withdraw the contract value (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your guarantee period, our current practice is to automatically transfer the contract value into the shortest GPA term offered in your state.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 21

We guarantee the contract value allocated to the GPAs, including interest credited, if you do not make any transfers or withdrawals from the GPAs prior to 30 days before the end of the guarantee period (30-day rule). At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you withdraw or transfer contract value from a GPA including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, or you elect an annuity payout plan while you have contract value invested in a GPA. We will refer to these transactions as "early withdrawals." The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to:

o transfers from a one-year GPA occurring under an automated dollar-cost averaging program or Interest Sweep Strategy;

o automatic rebalancing under any Portfolio Navigator model portfolio we offer which contains one or more GPAs. However, an MVA will apply if you transfer to a new Portfolio Navigator model portfolio;

o amounts applied to an annuity payout plan while a Portfolio Navigator model portfolio containing one or more GPAs is in effect;

o reallocation of your contract value according to an updated Portfolio Navigator model portfolio;

o     amounts withdrawn for fees and charges; or

o     amounts we pay as death claims.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. This is summarized in the following table:

                      IF YOUR GPA RATE IS:            THE MVA IS:
              Less than the new GPA rate + 0.10%       Negative
              Equal to the new GPA rate + 0.10%        Zero
              Greater than the new GPA rate + 0.10%    Positive

For examples, see Appendix A.

THE FIXED ACCOUNT (APPLIES TO CONTRACTS ISSUED ON OR AFTER MAY 1, 2006 AND IF AVAILABLE IN YOUR STATE)


The fixed account is our general account. Amounts allocated to the fixed account become part of our general account. The fixed account includes the one-year fixed account and the DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life.


The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ONE-YEAR FIXED ACCOUNT

Unless an asset allocation program is in effect, you may allocate purchase payments or transfer contract value to the one-year fixed account. The value of the one-year fixed account increases as we credit interest to the one-year fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit the one-year fixed account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment or you transfer contract value to the one-year fixed account. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies").


------------------------------------------------------------------------------

22 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

DCA FIXED ACCOUNT

You may allocate purchase payments to the DCA fixed account. You may not transfer contract value to the DCA fixed account.

You may allocate your entire initial purchase payment to the DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the DCA fixed account to your investment allocations monthly so that, at the end of the DCA fixed account term, the balance of the DCA fixed account is zero. The value of the DCA fixed account increases when we credit interest to the DCA fixed account, and decreases when we make monthly transfers from the DCA fixed account to your investment allocations. We credit interest only on the declining balance of the DCA fixed account; we do not credit interest on amounts that have been transferred from the DCA fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. Generally, we will credit the DCA fixed account with interest at the same annual effective rate we apply to the one-year fixed account on the date we receive your purchase payment, regardless of the length of the term you select. We reserve the right to declare different annual effective rates:

o     for the DCA fixed account and the one-year fixed account;

o     for the DCA fixed accounts with terms of differing length;

o for amounts in the DCA fixed account you instruct us to transfer to the one-year fixed account;

o for amounts in the DCA fixed account you instruct us to transfer to the GPAs;

o for amounts in the DCA fixed account you instruct us to transfer to the subaccounts.

The interest rates in effect for the DCA fixed account when we receive your purchase payment are guaranteed for the length of the term. When you allocate an additional purchase payment to an existing DCA fixed account term, the interest rates applicable to that purchase payment will be the rates in effect for the DCA fixed account of the same term on the date we receive your purchase payment. For DCA fixed accounts with an initial term (or, in the case of an additional purchase payment, a remaining term) of less than twelve months, the net effective interest rates we credit to the DCA fixed account balance will be less than the declared annual effective rates.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

o     the DCA fixed account for a six month term;

o     the DCA fixed account for a twelve month term;

o     the model portfolio in effect;

o if no model portfolio is in effect, to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If you make a purchase payment while a DCA fixed account term is in progress, you may allocate your purchase payment among the following:

o to the DCA fixed account term(s) then in effect. Amounts you allocate to an existing DCA fixed account term will be transferred out of the DCA fixed account over the remainder of the term. For example, if you allocate a new purchase payment to an existing DCA fixed account term of six months when only two months remains in the six month term, the amount you allocate will be transferred out of the DCA fixed account over the remaining two months of the term;

o     to the model portfolio then in effect;

o if no model portfolio is in effect, then to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If no DCA fixed account term is in progress when you make an additional purchase payment, you may allocate it according to the rules above for the allocation of your initial purchase payment.

If you participate in a model portfolio, and you change to a different model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account to your newly-elected model portfolio.

If your contract permits, and you discontinue your participation in a model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account for the remainder of the term in accordance with your investment instructions to us to the one-year fixed account, the GPAs and the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 23

You may discontinue any DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the DCA fixed account whose term you are ending to the asset allocation model portfolio in effect, or if no asset allocation model portfolio is in effect, in accordance with your investment instructions to us to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of your Contract -- Automated Dollar-Cost Averaging."

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our administrative office. As the owner, you have all rights and may receive all benefits under the contract. You may select a qualified or nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you apply, you may select (if available in your state):

o GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o     the length of the withdrawal charge schedule (6 or 8 years);

o     a beneficiary;

o     the optional Portfolio Navigator asset allocation program(1); and

o     one of the following Death Benefits:

      - ROP Death Benefit;

      - MAV Death Benefit(2);

      - 5% Accumulation Death Benefit(2); or

      - Enhanced Death Benefit(2).

In addition, you may also select (if available in your state):

ANY ONE OF THE FOLLOWING OPTIONAL LIVING BENEFITS (ALL REQUIRE THE USE OF THE PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM):

o     Accumulation Protector Benefit(SM) rider

o     Guarantor Withdrawal Benefit for Life(SM) rider(3),(4)

o     Income Assurer Benefit(SM) - MAV rider(5)

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider(5)

o Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider(5)

EITHER OF THE FOLLOWING OPTIONAL DEATH BENEFITS:

o     Benefit Protector(SM) Death Benefit rider(6)

o     Benefit Protector(SM) Plus Death Benefit rider(6)

(1)   There is no additional charge for this feature.

(2) Available if both you and the annuitant are age 79 or younger at contract issue. The 5% Accumulation Death Benefit and Enhanced Death Benefit are not available with Benefit Protector(SM) and Benefit Protector(SM) Plus Death Benefit riders.

(3) Available if you and the annuitant are age 80 or younger at contract issue.

(4) In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may select the Guarantor(SM) Withdrawal Benefit rider which is available if you and the annuitant are age 79 or younger at contract issue.

(5)   Available if the annuitant is age 75 or younger at contract issue.

(6) Available if you and the annuitant are age 75 or younger at contract issue. Not available with the 5% Accumulation Death Benefit or Enhanced Death Benefit.

The contract provides for allocation of purchase payments to the GPAs, the one-year fixed account, the DCA fixed account and/or to the subaccounts of the variable account in even 1% increments subject to the $1,000 required minimum investment for the GPAs. The amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish an automated dollar-cost averaging arrangement with respect to the purchase payment according to procedures currently in effect. We reserve the right to further limit purchase payment allocations to the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.


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24 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

If your application is complete, we will process it and apply your purchase payment to the GPAs, the one-year fixed account, the DCA fixed account and subaccounts you selected within two business days after we receive it at our administrative office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). You must make an initial purchase payment of $10,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities on the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 90th(1) birthday or the tenth contract anniversary, if purchased after age 80(1).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th(1) birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

(1) Applies to contracts purchased on or after May 1, 2006, in most states. For all other contracts, the retirement date must be no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75. Ask your investment professional which retirement date applies to you.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM INITIAL PURCHASE PAYMENT

      $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS

      $50 for SIPs.
      $100 for any other type of payment.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*

      $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.



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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 25

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

PURCHASE PAYMENT CREDITS

You will receive a purchase payment credit with every payment you make to your contract. We apply this credit immediately. We allocate the credit to the GPAs, the one-year fixed account, the DCA fixed account and subaccounts in the same proportions as your purchase payment. We apply the credit as a percentage of your current payment based on the following schedule:

      IF TOTAL NET PAYMENTS* MADE DURING     THEN THE PURCHASE PAYMENT
      THE LIFE OF THE CONTRACT EQUALS ...   CREDIT PERCENTAGE EQUALS ...
        $10,000 to less than $100,000                    2%
        $100,000 to less than $250,000                   3
        $250,000 and over                                4

*     Net payments equal total payments less total withdrawals.

If you make any additional payments that cause the contract to become eligible for a higher percentage credit, we will add credits to your prior payments (less total withdrawals). We allocate credits according to the purchase payment allocation on the date we add the credits to the contract.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

To the extent a death benefit, annuitization or withdrawal payment includes purchase payment credits applied within twelve months preceding: (1) the date of death that results in a lump sum death benefit under this contract; or (2) the date the annuitization (for contracts issued on or after May 1, 2006, and if available in your state); or (3) a request for withdrawal charge waiver due to "Contingent events" (see "Charges -- Contingent events"), we will assess a charge, similar to a withdrawal charge, equal to the amount of the purchase payment credits. The amount we pay to you under these circumstances will always equal or exceed your withdrawal value. The amount returned to you under the free look provision also will not include any credits applied to your contract.

Because of these higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is available because of lower costs associated with larger sized contracts and through revenue from a higher and longer withdrawal charge schedule, a higher contract administrative charge and a higher mortality and expense risk fee. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.


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26 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contact is fully withdrawn. We prorate this charge among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. Some states also limit any contract charge allocated to the fixed account.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the fixed account. We cannot increase these fees.

These fees are based on the death benefit guarantee that applies to your contract.

                                                                 MORTALITY AND
IF YOU SELECT A SIX-YEAR WITHDRAWAL CHARGE SCHEDULE AND:        EXPENSE RISK FEE
ROP Death Benefit                                                    1.50%
MAV Death Benefit                                                    1.70
5% Accumulation Death Benefit                                        1.85
Enhanced Death Benefit                                               1.90

                                                                 MORTALITY AND
IF YOU SELECT AN EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE AND:     EXPENSE RISK FEE
ROP Death Benefit                                                    1.25%
MAV Death Benefit                                                    1.45
5% Accumulation Death Benefit                                        1.60
Enhanced Death Benefit                                               1.65

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge will cover sales and distribution expenses.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 27

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE

We charge an annual fee of 0.55% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the fee from the contract value on the contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Accumulation Protector Benefit(SM) rider, you may not cancel it and the fee will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently, the Accumulation Protector Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Accumulation Protector Benefit(SM) rider charge will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge;

(b) you choose the elective spousal continuation step up after we have exercised our rights to increase the rider charge.

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE

We charge an annual fee of 0.65% of the greater of the contract anniversary value or the total Remaining Benefit Amount (RBA) for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Guarantor Withdrawal Benefit for Life(SM) rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the RBA or the Annual Lifetime Payment (ALP) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor Withdrawal Benefit for Life(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor Withdrawal Benefit for Life(SM) rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor Withdrawal Benefit for Life(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to exercise the annual elective step up before the third contract anniversary, the Guarantor Withdrawal Benefit for Life(SM) rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective annual step up;

(b) you choose elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.


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28 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE

THIS FEE INFORMATION APPLIES TO BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H) UNLESS OTHERWISE NOTED.

We charge an annual fee of 0.55% of contract value for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the one-year fixed account, and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Guarantor(SM) Withdrawal Benefit rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the Remaining Benefit Amount (RBA) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor(SM) Withdrawal Benefit rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor(SM) Withdrawal Benefit rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor(SM) Withdrawal Benefit rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to step up before the third contract anniversary, the Guarantor(SM) Withdrawal Benefit rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective step up;

(b) you choose the spousal continuation step up under Rider A after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

INCOME ASSURER BENEFIT(SM) RIDER FEE

We charge an annual fee for this optional feature only if you select it. We determine the fee by multiplying the guaranteed income benefit base by the charge for the Income Assurer Benefit(SM) rider you select. There are three Income Assurer Benefit(SM) rider options available under your contract (see "Optional Benefits -- Income Assurer Benefit(SM) Riders") and each has a different guaranteed income benefit base calculation. The charge for each Income Assurer Benefit(SM) is as follows:

                                                                              MAXIMUM   CURRENT
Income Assurer Benefit(SM) - MAV                                               1.50%    0.30%(1)
Income Assurer Benefit(SM) - 5% Accumulation Benefit Base                      1.75     0.60(1)
Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base    2.00     0.65(1)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%,
      Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and
      Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base -- 0.75%.

We deduct the fee from the contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 29

Currently the Income Assurer Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate charge for each model portfolio for new contract owners but not to exceed the maximum charges shown above. We cannot change the Income Assurer Benefit(SM) rider charge after the rider effective date, unless you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge and/or charge a separate charge for each model portfolio. If you choose to change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge for new contract owners, you will pay the charge that is in effect on the valuation date we receive your written request to change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

For an example of how each Income Assurer Benefit(SM) rider fee is calculated, see Appendix B.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value before annuity payouts begin, we may deduct a withdrawal charge. As described below, a withdrawal charge applies to each purchase payment you make. The withdrawal charge lasts for 6 years or 8 years, depending on which withdrawal charge schedule you select when you purchase the contract (see "Expense Summary").

You may withdraw an amount during any contract year without a withdrawal charge. We call this amount the Total Free Amount (TFA). The TFA varies depending on whether your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider:

CONTRACTS WITHOUT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greater of:


o     10% of the contract value on the prior contract anniversary(1); or


o     current contract earnings.

CONTRACTS WITH GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o the greater of the Remaining Benefit Payment or the Remaining Annual Lifetime Payment.

CONTRACTS WITH GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greatest of:


o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or

o     the Remaining Benefit Payment.

(1) We consider your initial purchase payment and purchase payment credit to be the prior contract anniversary's contract value during the first contract year.


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30 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below.

A withdrawal charge will apply if the amount you withdraw includes any of your prior purchase payments that are still within their withdrawal charge schedule. To determine whether your withdrawal includes any of your prior purchase payments that are still within their withdrawal charge schedule, we withdraw amounts from your contract in the following order:

1. We withdraw the TFA first. We do not assess a withdrawal charge on the TFA.

2. We withdraw purchase payments not previously withdrawn, in the order you made them: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn. By applying this "first-in, first-out" rule, we do not assess a withdrawal charge on purchase payments that we received prior to the number of years stated in the withdrawal charge schedule you select when you purchase the contract. We only assess a withdrawal charge on purchase payments that are still within the withdrawal charge schedule you selected.

EXAMPLE: Each time you make a purchase payment under the contract, a withdrawal charge schedule attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to the withdrawal charge schedule shown in your contract. (THE WITHDRAWAL CHARGE PERCENTAGES FOR THE 6-YEAR AND 8-YEAR WITHDRAWAL CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY".) For example, if you select the 8-Year withdrawal charge schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 4%. At the beginning of the ninth year after that purchase payment is made, and thereafter, there is no longer a withdrawal charge as to that payment.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage (see "Expense Summary"), and then adding the total withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. A partial withdrawal that includes contract value taken from the Guarantee Period Accounts may also be subject to a Market Value Adjustment (see "Guarantee Period Accounts -- Market Value Adjustment"). We pay you the amount you request.

For an example, see Appendix C.

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of the contract value on the prior contract anniversary to the extent it exceeds contract earnings;

o if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, the greater of your contract's Remaining Benefit Payment or Remaining Annual Lifetime Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o if you elected the Guarantor(SM) Withdrawal Benefit rider, your contract's Remaining Benefit Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required amount calculated under your specific contract currently in force; and

o contracts settled using an annuity payout plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to withdraw the value of your remaining annuity payments, we will assess a withdrawal charge.)

o withdrawals made as a result of one of the "Contingent events"* described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period;* and

o     death benefits.*

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 31

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in a table in the "Expense Summary." (See "The Annuity Payout Period -- Annuity Payout Plans.")

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin but we reserve the right to deduct this tax at other times, such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS

We value the amounts you allocated to the GPAs directly in dollars. The value of a GPA equals:

o the sum of your purchase payments and transfer amounts allocated to the GPAs;

o     plus any purchase payment credits allocated to the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

      - Accumulation Protector Benefit(SM) rider;

      - Guarantor Withdrawal Benefit for Life(SM) rider;

      - Guarantor(SM) Withdrawal Benefit rider;

      - Income Assurer Benefit(SM) rider;

      - Benefit Protector(SM) rider; or

      - Benefit Protector(SM) Plus rider.

THE FIXED ACCOUNT

THE FIXED ACCOUNT INCLUDES THE ONE-YEAR FIXED ACCOUNT AND THE DCA FIXED
ACCOUNT.

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

o the sum of your purchase payments plus purchase payment credits allocated to the one-year fixed account and the DCA fixed account, and transfer amounts to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      - Accumulation Protector Benefit(SM) rider;

      - Guarantor Withdrawal Benefit for Life(SM) rider;

      - Guarantor(SM) Withdrawal Benefit rider;

      - Income Assurer Benefit(SM) rider;

      - Benefit Protector(SM) rider; or

      - Benefit Protector(SM) Plus rider.


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32 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      - Accumulation Protector Benefit(SM) rider;

      - Guarantor Withdrawal Benefit for Life(SM) rider;

      - Guarantor(SM) Withdrawal Benefit rider;

      - Income Assurer Benefit(SM) rider;

      - Benefit Protector(SM) rider; or

      - Benefit Protector(SM) Plus rider.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 33

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year GPA or the one-year fixed account to one or more subaccounts. Automated transfers are not available for GPA terms of two or more years. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn on the one-year GPA will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                NUMBER
By investing an equal number                         AMOUNT    ACCUMULATION    OF UNITS
of dollars each month ...                   MONTH   INVESTED    UNIT VALUE    PURCHASED
you automatically buy                        Jan      $100         $20           5.00
more units when the                          Feb       100          18           5.56
per unit market price is low ... ------->    Mar       100          17           5.88
                                             Apr       100          15           6.67
                                             May       100          16           6.25
                                             Jun       100          18           5.56
and fewer units                              Jul       100          17           5.88
when the per unit                            Aug       100          19           5.26
market price is high.            ------->    Sept      100          21           4.76
                                             Oct       100          20           5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when a Portfolio Navigator model portfolio is in effect. However, subject to certain restrictions, dollar-cost averaging is available for use through the DCA fixed account. See the "DCA Fixed Account" and "Portfolio Navigator Asset Allocation Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under a Portfolio Navigator model portfolio (see "Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program" below).


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34 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

As long as you are not participating in a Portfolio Navigator model portfolio, asset rebalancing is available for use with the DCA fixed account (see "DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the DCA fixed account, you must terminate the asset rebalancing program or the DCA fixed account, as you may choose.

ASSET ALLOCATION PROGRAM

For contracts purchased before May 1, 2006, we offered an asset allocation program called Portfolio Navigator. You could elect to participate in the asset allocation program, and there is no additional charge. If you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of the rider.

This asset allocation program allows you to allocate your contract value to a model portfolio that consists of subaccounts and may include certain GPAs and/or the one-year fixed account (if available under the asset allocation program), which represent various asset classes. By spreading your contract value among these various asset classes, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will occur.

Asset allocation does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. If you choose or are required to participate in the asset allocation program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool that can help you determine which model portfolio is suited to your needs based on factors such as your investment goals, your tolerance for risk, and how long you intend to invest.

Currently, there are five model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. You are allowed to request a change to another model portfolio twice per contract year. Each model portfolio specifies allocation percentages to each of the subaccounts and any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the asset allocation program, you authorize us to invest your contract value in the subaccounts and any GPAs and/or one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. You also authorize us to automatically rebalance your contract value quarterly beginning three months after the effective date of your contract in order to maintain alignment with the allocation percentages specified in the model portfolio.

Special rules will apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio); and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio (see "Guarantee Period Accounts -- Market Value Adjustment").

Under the asset allocation program, the subaccounts, any GPAs and/or the one-year fixed account (if included) that make up the model portfolio you selected and the allocation percentages to those subaccounts, any GPAs and/or the one-year fixed account (if included) will not change unless we adjust the composition of the model portfolio to reflect the liquidation, substitution or merger of an underlying fund, a change of investment objective by an underlying fund or when an underlying fund stops selling its shares to the variable account. We reserve the right to change the terms and conditions of the asset allocation program upon written notice to you.

If permitted under applicable securities law, we reserve the right to:

o reallocate your current model portfolio to an updated version of your current model portfolio; or

o     substitute a fund of funds for your current model portfolio.

We also reserve the right to discontinue the asset allocation program. We will give you 30 days' written notice of any such change.

If you elected to participate in the asset allocation program, you may discontinue your participation in the program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the asset allocation program will end. You can elect to participate in the asset allocation program again at any time.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 35

REQUIRED USE OF ASSET ALLOCATION PROGRAM WITH ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you are required to participate in the asset allocation program because you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you may not discontinue your participation in the asset allocation program unless permitted by the terms of the rider as summarized below:

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the asset allocation program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM

The Portfolio Navigator Asset Allocation Program (PN program) described in this section replaces the previously offered asset allocation program described above for owners of all contracts purchased on or after May 1, 2006 and for contract owners who choose to move from the previously offered asset allocation program to the PN program or who add the PN program on or after May 1, 2006. The PN program is available for nonqualified annuities and for qualified annuities.

The PN program allows you to allocate your contract value to a PN program model portfolio that consists of subaccounts, each of which invests in a fund with a particular investment objective (underlying fund), and may include certain GPAs and/or the one-year fixed account (if available under the PN program) that represent various asset classes (allocation options). The PN program also allows you to periodically update your model portfolio or transfer to a new model portfolio. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider (if available in your state, otherwise the Guarantor(SM) Withdrawal Benefit rider) or Income Assurer Benefit(SM) rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

SERVICE PROVIDERS TO THE PN PROGRAM. RiverSource Investments, an affiliate of ours, serves as non-discretionary investment adviser for the PN program solely in connection with the development of the model portfolios and periodic updates of the model portfolios. In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program. In its role as investment adviser to the PN program, RiverSource Investments relies upon the recommendations of a third party service provider. In developing and updating the model portfolios, RiverSource Investments reviews the recommendations, and the third party's rationale for the recommendations, with the third party service provider. RiverSource Investments also conducts periodic due diligence and provides ongoing oversight with respect to the process utilized by the third party service provider. For more information on RiverSource Investment's role as investment adviser for the PN program, please see the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The Disclosure Document is delivered to contract owners at the time they enroll in the PN program.

Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. RiverSource Investments may replace Morningstar Associates and may hire additional firms to assist with the development and periodic updates of the model portfolios in the future. Also, RiverSource Investments may elect to develop and periodically update the model portfolios without the assistance of a third party service provider.


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36 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

The criteria used in developing and updating the model portfolios do not guarantee or predict future performance. Neither Morningstar Associates nor RiverSource Investments, in connection with their respective roles, provides any individualized investment advice to contract owners regarding the application of a particular model portfolio to his or her circumstances. Contract owners are solely responsible for determining whether any model portfolio is appropriate.

We identify to Morningstar Associates the universe of allocation options that can be included in the model portfolios and, in limited circumstances, underlying funds of such allocation options (the universe of allocation options). The universe of allocation options may not include all allocation options available under your contract. We may modify from time to time such universe of allocation options. These modifications may reflect instructions from, or respond to actions taken by, any party making an allocation option available to us. For example, we may modify the universe of allocation options in response to the liquidation, merger or other closure of a fund. Once we identify this universe of allocation options to Morningstar Associates, neither RiverSource Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

In identifying the universe of allocation options, we and our affiliates, including RiverSource Investments, are subject to competing interests that may influence the allocation options we propose. These competing interests involve compensation that RiverSource Investments or its affiliates may receive as the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options as well as compensation we or an affiliate of ours may receive for providing services in connection with the RiverSource Variable Portfolio Funds and such allocation options or their underlying funds. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that RiverSource Investments does not advise are included in model portfolios.

As an affiliate of RiverSource Investments, the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options, we may have an incentive to identify the RiverSource Variable Portfolio Funds and such allocation options for consideration as part of a model portfolio over unaffiliated funds. In addition, RiverSource Investments, in its capacity as investment adviser to the RiverSource Variable Portfolio Funds, monitors the performance of the RiverSource Variable Portfolio Funds. In this role, RiverSource Investments may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Portfolio Funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Portfolio Fund. RiverSource Investments also may believe that certain RiverSource Variable Portfolio Funds may benefit from additional assets or could be harmed by redemptions. All of these factors may impact RiverSource Investment's view regarding the composition and allocation of a model portfolio.

RiverSource Investments' role as investment adviser to the PN program in connection with the development and updating of the model portfolios, and our identification of the universe of allocation options to Morningstar Associates for consideration, may influence the allocation of assets to or away from allocation options that are affiliated with, or managed or advised by RiverSource Investments or its affiliates.

RiverSource Investments, we or another affiliate of ours may receive higher compensation from certain unaffiliated funds that RiverSource Investments does not advise or manage. (See "Expense Summary -- Annual Operating Expenses of the Funds" and "The Variable Account and the Funds -- The Funds.") Therefore, we may have an incentive to identify these unaffiliated funds to Morningstar Associates for inclusion in the model portfolios. In addition, we or an affiliate of ours may receive higher compensation from certain GPAs or the one-year fixed account than from other allocation options. We therefore may have an incentive to identify these allocation options to Morningstar Associates for inclusion in the model portfolios.

Some officers and employees of RiverSource Investments are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.


PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help determine which model portfolio most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the asset mix reflected in the model portfolio you select after completing the investor questionnaire is appropriate to your ability to withstand investment risk. Neither RiverSource Life nor RiverSource Investments is responsible for your decision to participate in the PN program, your selection of a specific model portfolio or your decision to change to an updated or different model portfolio.



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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 37

Currently, there are five PN model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. Each model portfolio specifies allocation percentages to each of the subaccounts, any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the PN program, you instruct us to invest your contract value in the subaccounts, any GPAs and/or the one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. By participating in the PN program, you also instruct us to automatically rebalance your contract value quarterly in order to maintain alignment with these allocation percentages.

Special rules apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio);

o no MVA will apply if you reallocate your contract value according to an updated model portfolio; and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio. (See "Guarantee Period Accounts -- Market Value Adjustment.")

If you initially allocate qualifying purchase payments to the DCA fixed account, when available (see "DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the DCA fixed account into the model portfolio you have chosen.

Each model portfolio is evaluated periodically by Morningstar Associates, which may then provide updated recommendations to RiverSource Investments. As a result, the model portfolios may be updated from time to time (typically annually) with new allocation options and allocation percentages. When these reassessments are completed and changes to the model portfolios occur, you will receive a reassessment letter. This reassessment letter will notify you that the model portfolio has been reassessed and that, unless you instruct us not to do so, your contract value, less amounts allocated to the DCA fixed account, is scheduled to be reallocated according to the updated model portfolio. The reassessment letter will specify the scheduled reallocation date and will be sent to you at least 30 days prior to this date. Based on the written authorization you provided when you enrolled in the PN program, if you do not notify us otherwise, you will be deemed to have instructed us to reallocate your contract value, less amounts allocated to the DCA fixed account, according to the updated model portfolio. If you do not want your contract value, less amounts allocated to the DCA fixed account, to be reallocated according to the updated model portfolio, you must provide written or other authorized notification as specified in the reassessment letter.

In addition to this periodic reassessment and reallocation of the model portfolios, you may also request a change to your model portfolio up to twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes include changing to a different model portfolio at any time or requesting to reallocate according to the updated version of your existing model portfolio other than according to the reassessment process described above. If your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make, subject to state restrictions. If your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider and you make such a change (other than a scheduled periodic reallocation), we may charge you a higher fee for your optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider.

RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall.

By spreading your contract value among various allocation options under the PN program, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. Although each model portfolio is intended to optimize returns given various levels of risk tolerance, a model portfolio may not perform as intended. A model portfolio, the allocation options and market performance may differ in the future from historical performance and from the assumptions upon which the model portfolio is based, which could cause the model portfolio to be ineffective or less effective in reducing volatility.

Investment performance of your contract value could be better or worse by participating in the PN program than if you had not participated. A model portfolio may perform better or worse than any single fund or allocation option or any other combination of funds or allocation options. The performance of a model portfolio depends on the performance of the component funds. In addition, the timing of your investment and automatic rebalancing may affect performance.


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38 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

Quarterly rebalancing and periodic updating of the model portfolios can cause their component funds to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from the funds may increase the expenses attributable to the assets remaining in the funds. These expenses can adversely affect the performance of the relevant funds and of the model portfolios. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. (See also the description of competing interests in the section titled "Service Providers to the PN Program" above.) For additional information regarding the risks of investing in a particular fund, see that fund's prospectus.

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes the right to offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios. If permitted under applicable securities law, we reserve the right to substitute a fund of funds for your current model portfolio. We also reserve the right to discontinue the PN program. We will give you 30 days' written notice of any such change.

In addition, RiverSource Investments has the right to terminate its investment advisory agreement with you upon 30 days' written notice. If RiverSource Investments terminates its investment advisory agreement with you and other participants in the PN program, we would either have to find a replacement investment adviser or terminate the PN program unless otherwise permitted by applicable law, regulations or positions of the SEC staff.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you purchase the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of each rider.

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the PN program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER: The Guarantor Withdrawal Benefit for Life(SM) rider requires that your contract value be invested in one of the model portfolios for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make. Because you cannot terminate the Guarantor Withdrawal Benefit for Life(SM) rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may purchase the Guarantor(SM) Withdrawal Benefit rider. Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 39

OPTIONAL PN PROGRAM

If you do not select the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider with your contract, you may elect to participate in the PN program.

Unless we agree otherwise, you may only elect the PN program at contract issue. You may cancel your participation in the PN program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the PN program will end. You can elect to participate in the PN program again at any time.

You will also cancel the PN program if you initiate transfers other than transfers to one of the current model portfolios or transfers from the DCA fixed account (see "DCA Fixed Account"). Partial withdrawals do not cancel the PN program. The PN program will terminate on the date you make a full withdrawal from your contract or on your retirement date.

TRANSFERRING BETWEEN ACCOUNTS

The transfer rights discussed in this section do not apply while a Portfolio Navigator model portfolio is in effect.

You may transfer contract value from any one subaccount, GPAs, the one-year fixed account or the DCA fixed account to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account. You may not transfer contract value to the DCA fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.


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40 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we can not guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 41

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to an MVA. The amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account being greater than 30% of the contract value. Transfers out of the one-year fixed account are limited to 30% of one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater. We reserve the right to further limit transfers to or from the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the guarantee period will receive a MVA, which may result in a gain or loss of contract value, unless an exception applies (see "The Guarantee Period Account (GPAs) -- Market Value Adjustment (MVA)").

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the GPAs will be effective on the valuation date we receive it.

o You may not transfer contract values from the subaccounts, the GPAs, or the one-year fixed account into the DCA fixed account. However, you may transfer contract values from the DCA fixed account to any of the investment options available under your contract, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPA, as described above. (See "DCA Fixed Account.")

o Once annuity payouts begin, you may not make transfers to or from the GPAs or the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period we reserve the right to limit the number of subaccounts in which you may invest. When annuity payments begin, you must transfer all contract value out of any GPAs and the DCA fixed account.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:   Contract value or entire account balance

*     Failure to provide a Social Security Number or Taxpayer Identification
      Number may result in mandatory tax withholding on the taxable portion of the distribution.


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42 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your subaccounts, one-year fixed account or GPAs or automated partial withdrawals from the GPAs, one-year fixed account, DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals: $100 monthly
                          $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                Contract value or entire account balance
Withdrawals:              $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 43

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges, or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan
E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your partial withdrawals in any contract year exceed the permitted withdrawal amount under the terms of the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your benefits under the rider may be reduced (see "Optional Benefits").

In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will automatically withdraw from all your subaccounts, GPAs, the DCA fixed account and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value. You may request that a partial withdrawal be taken from one or more investment options unless an asset allocation program is in effect for your contract. After executing a partial withdrawal, the value in each subaccount or GPA must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


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44 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract;
         or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have an Income Assurer Benefit(SM) and/or Benefit Protector(SM) Plus, the riders will terminate upon transfer of ownership of your annuity contract. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and and the Guarantor(SM) Withdrawal Benefit riders will continue upon transfer of ownership of the annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are four death benefit options under your contract. You must select one of the following death benefits:

o     ROP Death Benefit;

o     MAV Death Benefit;

o     5% Accumulation Death Benefit;

o     Enhanced Death Benefit.

If it is available in your state and if both you and the annuitant are 79 or younger at contract issue, you can elect any one of the above death benefits. If either you or the annuitant are 80 or older at contract issue, the ROP Death Benefit will apply. Once you elect a death benefit, you cannot change it. We show the death benefit that applies in your contract. The death benefit you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under each option, we will pay the death benefit, less any purchase payment credits subject to reversal added to the contract in the last 12 months, to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you choose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 45

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

ADJUSTED PARTIAL WITHDRAWALS (CALCULATED FOR ROP AND MAV DEATH BENEFITS)
         = PW X DB
           -------
             CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus adjusted partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and purchase payment credits and reduce the MAV by adjusted partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

5% VARIABLE ACCOUNT FLOOR: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o the amounts allocated to the subaccounts and the DCA fixed account at issue increased by 5%;

o plus any subsequent amounts allocated to the subaccounts and the DCA fixed account;

o minus adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts or the DCA fixed account and subtract adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

5% VARIABLE ACCOUNT FLOOR ADJUSTED TRANSFERS OR ADJUSTED PARTIAL WITHDRAWALS
          = PWT X VAF
            ---------
              SV

      PWT = the amount transferred from the subaccounts or the DCA fixed account or the amount of the partial withdrawal (including any applicable withdrawal charge or MVA) from the subaccounts or the DCA fixed account.

      VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

      SV = value of the subaccounts and the DCA fixed account on the date of (but prior to) the transfer of partial withdrawal.

The amount of purchase payment and purchase payment credits withdrawn from or transferred from any subaccount or fixed account (if applicable) or GPA account is calculated as (a) times (b) where:

(a) is the amount of purchase payment and purchase payment credits in the account or subaccount on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount transferred or withdrawn from the account or subaccount to the value in the account or subaccount on the date of (but prior to) the current withdrawal or transfer.

For contracts issued in New Jersey, the cap on the variable account floor is 200% of the sum of the purchase payments and purchase payment credits allocated to the subaccounts that have not been withdrawn or transferred out of the subaccounts.

NOTE: The 5% variable account floor is calculated differently and is not the same value as the Income Assurer Benefit(SM) 5% variable account floor.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP Death Benefit is the basic death benefit to the contract that will pay your beneficiaries no less than your purchase payments and purchase payment credits, adjusted for withdrawals. If you or the annuitant die before annuity payouts begin and while this contract is in force, the death benefit will be the greater of these two values:

1.    contract value; or

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals.

The ROP Death Benefit will apply unless you select one of the alternative death benefits described immediately below.


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46 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

IF AVAILABLE IN YOUR STATE AND BOTH YOU AND THE ANNUITANT ARE AGE 79 OR YOUNGER AT CONTRACT ISSUE, YOU MAY SELECT ONE OF THE DEATH BENEFITS DESCRIBED BELOW AT THE TIME YOU PURCHASE YOUR CONTRACT. THE DEATH BENEFITS DO NOT PROVIDE ANY ADDITIONAL BENEFIT BEFORE THE FIRST CONTRACT ANNIVERSARY AND MAY NOT BE APPROPRIATE FOR ISSUE AGES 75 TO 79 BECAUSE THE BENEFIT VALUES MAY BE LIMITED AFTER AGE 81. BE SURE TO DISCUSS WITH YOUR INVESTMENT PROFESSIONAL WHETHER OR NOT THESE DEATH BENEFITS ARE APPROPRIATE FOR YOUR SITUATION.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.    the MAV on the date of death.

5% ACCUMULATION DEATH BENEFIT

The 5% Accumulation Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.    the 5% variable account floor.

ENHANCED DEATH BENEFIT

The Enhanced Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these four values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals;

3.    the MAV on the date of death; or

4.    the 5% variable account floor.

For an example of how each death benefit is calculated, see Appendix D.

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our proof of death requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and Benefit Protector(SM) Plus riders, if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our proof of death requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 47

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and the Benefit Protector(SM) Plus riders, if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five-year payout or if death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our proof of death requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

OPTIONAL LIVING BENEFITS

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

The Accumulation Protector Benefit(SM) rider is an optional benefit that you may select for an additional charge. The Accumulation Protector Benefit(SM) rider may provide a guaranteed contract value at the end of the specified waiting period on the benefit date, but not until then, under the following circumstances:

----------------------------------------------------------------------------------------------------------------------------
ON THE BENEFIT DATE, IF:                                    THEN YOUR ACCUMULATION PROTECTOR BENEFIT(SM) RIDER BENEFIT IS:
----------------------------------------------------------------------------------------------------------------------------
The Minimum Contract Accumulation Value (defined            The contract value is increased on the benefit date to equal the
below) as determined under the Accumulation Protector       Minimum Contract Accumulation Value as determined under the
Benefit(SM) rider is greater than your contract value,      Accumulation Protector Benefit(SM) rider on the benefit date.
----------------------------------------------------------------------------------------------------------------------------
The contract value is equal to or greater than the          Zero; in this case, the Accumulation Protector Benefit(SM) rider
Minimum Contract Accumulation Value as determined           ends without value and no benefit is payable.
under the Accumulation Protector Benefit(SM) rider,
----------------------------------------------------------------------------------------------------------------------------

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit(SM) rider will terminate without value and no benefits will be paid. EXCEPTION: If you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit(SM) rider on the valuation date your contract value reached zero.

If this rider is available in your state, you may elect the Accumulation Protector Benefit(SM) rider at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit(SM) rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit(SM) rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further fees for the rider will be deducted. The Accumulation Protector Benefit(SM) rider may not be purchased with the optional Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or any Income Assurer Benefit(SM) rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date. The Accumulation Protector Benefit(SM) rider may not be available in all states.


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48 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

You should consider whether an Accumulation Protector Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the asset allocation model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset and Portfolio Navigator Asset Allocation Program.");

o you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider;

o if you purchase this annuity as a qualified annuity, for example, an IRA, you may need to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals, including those used to satisfy RMDs, will reduce any potential benefit that the Accumulation Protector Benefit(SM) rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

o if you think you may withdraw all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit(SM) rider, which is the length of the waiting period under the Accumulation Protector Benefit(SM) rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit(SM) rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit(SM) rider may provide;

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will restart if you exercise the elective step up Option (described below) or your surviving spouse exercises the spousal continuation elective step up (described below); and

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider may be restarted if you elect to change model portfolios to one that causes the Accumulation Protector Benefit(SM) rider charge to increase (see "Charges").

Be sure to discuss with your investment professional whether a Accumulation Protector Benefit(SM) rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT(SM):

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit(SM) rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS: The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying
(a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal; and

(b) is the MCAV on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD: The waiting period for the rider is 10 years.

We reserve the right to restart the waiting period on the latest contract anniversary if you change your asset allocation model after we have exercised our rights to increase the rider charge for new contract owners, or if you change your asset allocation model after we have exercised our rights to charge a separate charge for each model.

Your initial MCAV is equal to your initial purchase payment and purchase payment credit. It is increased by the amount of any subsequent purchase payments and purchase payment credits received within the first 180 days that the rider is effective. It is reduced by adjustments for any partial withdrawals made during the waiting period.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 49

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1.    80% of the contract value on the contract anniversary; or

2.    the MCAV immediately prior to the automatic step up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the charge (although the total fee for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit(SM) rider at that time for new contract owners. If your MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The elective step up option is not available to non-spouse beneficiaries that continue the contract during the waiting period.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, the spouse will pay the charge that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

      The rider will terminate before the benefit date without paying a benefit on the date:

      o     you take a full withdrawal; or

      o     annuitization begins; or

      o the contract terminates as a result of the death benefit being paid.

      The rider will terminate on the benefit date.

For an example, see Appendix E.


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50 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The Guarantor Withdrawal Benefit For Life(SM) rider is an optional benefit that you may select for an additional annual charge if:

o     you purchase your contract on or after May 1, 2006;

o     the rider is available in your state; and

o you and the annuitant are 80 or younger on the date the contract is issued.

You must elect the Guarantor Withdrawal Benefit For Life(SM) rider when you purchase your contract. The rider effective date will be the contract issue date.

The Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you will be able to withdraw up to a certain amount each year from the contract, regardless of the investment performance of your contract before the annuity payments begin, until you have recovered at minimum all of your purchase payments. And, under certain limited circumstances defined in the rider, you have the right to take a specified amount of partial withdrawals in each contract year until death (see "At Death" heading below) -- even if the contract value is zero.

Your contract provides for annuity payouts to begin on the retirement date (see "Buying Your Contract -- The Retirement Date"). Before the retirement date, you have the right to withdraw some or all of your contract value, less applicable administrative, withdrawal and rider charges imposed under the contract at the time of the withdrawal (see "Making the Most of Your Contract -- Withdrawals"). Because your contract value will fluctuate depending on the performance of the underlying funds in which the subaccounts invest, the contract itself does not guarantee that you will be able to take a certain withdrawal amount each year before the annuity payouts begin, nor does it guarantee the length of time over which such withdrawals can be made before the annuity payouts begin.

The Guarantor Withdrawal Benefit For Life(SM) rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and do not intend to elect an annuity payout before the annuity payouts begin and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time.

Under the terms of the Guarantor Withdrawal Benefit For Life(SM) rider, the calculation of the amount which can be withdrawn in each contract year varies depending on several factors, including but not limited to the waiting period (see "Waiting period" heading below) and whether or not the lifetime withdrawal benefit has become effective:

(1) The basic withdrawal benefit gives you the right to take limited partial withdrawals in each contract year and guarantees that over time will total an amount equal to, at minimum, your purchase payments. Key terms associated with the basic withdrawal benefit are "Guaranteed Benefit Payment (GBP)," "Remaining Benefit Payment (RBP)," "Guaranteed Benefit Amount (GBA)," and "Remaining Benefit Amount (RBA)." See these headings below for more information.

(2) The lifetime withdrawal benefit gives you the right, under certain limited circumstances defined in the rider, to take limited partial withdrawals until the later of death (see "At Death" heading below) or until the RBA (under the basic withdrawal benefit) is reduced to zero. Key terms associated with the lifetime withdrawal benefit are "Annual Lifetime Payment (ALP)," "Remaining Annual Lifetime Payment (RALP)," "Covered Person," and "Annual Lifetime Payment Attained Age (ALPAA)." See these headings below for more information.

Only the basic withdrawal benefit will be in effect prior to the date that the lifetime withdrawal benefit becomes effective. The lifetime withdrawal benefit becomes effective automatically on the rider anniversary date after the covered person reaches age 65, or the rider effective date if the covered person is age 65 or older on the rider effective date (see "Annual Lifetime Payment Attained Age (ALPAA)" heading below).

Provided annuity payouts have not begun, the Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you may take the following partial withdrawal amounts each contract year:

o After the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the GBP;

o During the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the value of the RBP at the beginning of the contract year;

o After the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal the ALP or the GBP, but the rider does not guarantee withdrawals of the sum of both the ALP and the GBP in a contract year;

o During the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal to the value of the RALP or the RBP at the beginning of the contract year, but the rider does not guarantee withdrawals of the sum of both the RALP and the RBP in a contract year;

If you withdraw less than allowed partial withdrawal amount in a contract year, the unused portion cannot be carried over to the next contract year. As long as your partial withdrawals in each contract year do not exceed the annual partial withdrawal amount allowed under the rider, and there has not been a contract ownership change or spousal continuation of the contract, the guaranteed amounts available for partial withdrawals are protected (i.e., will not decrease).


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If you withdraw more than the allowed partial withdrawal amount in a contract year, we call this an "excess withdrawal" under the rider. Excess withdrawals trigger an adjustment of a benefit's guaranteed amount, which may cause it to be reduced (see "GBA Excess Withdrawal Processing," "RBA Excess Withdrawal Processing," and "ALP Excess Withdrawal Processing" headings below). Please note that each of the two benefits has its own definition of the allowed annual withdrawal amount. Therefore a partial withdrawal may be considered an excess withdrawal for purposes of the lifetime withdrawal benefit only, the lifetime withdrawal benefit only, or both.

If your withdrawals exceed the basic withdrawal benefit's the greater of the RBP or the RALP, withdrawal charges under the terms of the contract may apply (see "Charges -- Withdrawal Charges"). The amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits, Benefit Protector(SM) and Benefit Protector(SM) Plus riders (see "Benefits in Case of Death" and "Optional Benefits -- Benefit Protector(SM) Death Benefit Rider (Benefit Protector(SM)) and Benefit Protector(SM) Plus Death Benefit Rider (Benefit Protector(SM)
Plus)"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Making the Most of Your Contract -- Withdrawals").

The rider's guaranteed amounts can be increased at the specified intervals if your contract value has increased. An annual step up feature is available at each contract anniversary, subject to certain conditions, and may be applied automatically to your contract or may require you to elect the step up (see "Annual Step Up" heading below). If you exercise the annual step up election, the spousal continuation step up election (see "Spousal Continuation Step Up" heading below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

If you take withdrawals during the waiting period, any prior steps ups applied will be reversed and step ups will not be available until the third rider anniversary. You may take withdrawals after the waiting period without reversal of prior step ups.

You should consider whether the Guarantor Withdrawal Benefit For Life(SM) rider is appropriate for you because:

o LIFETIME WITHDRAWAL BENEFIT LIMITATIONS: The lifetime withdrawal benefit is subject to certain limitations, including but not limited to:

      (a) Once the contract value equals zero, payments are made for as long as the oldest owner or annuitant is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the guaranteed lifetime withdrawal benefit terminates at the first death of any owner or annuitant (see "At Death" heading below). Therefore, it is possible for the lifetime withdrawal benefit to end while the person(s) relying on the lifetime withdrawal benefit is/are still alive. This possibility may present itself when:

            (i) There are multiple contract owners -- when one of the contract owners dies the benefit terminates even though other contract owners are still living; or

            (ii) The owner and the annuitant are not the same persons -- if the annuitant dies before the owner, the benefit terminates even though the owner is still living. This is could happen, for example, when the owner is younger than the annuitant. This risk increases as the age difference between owner and annuitant increases.

      (b) Excess withdrawals can reduce the ALP to zero even though the GBA, RBA, GBP and/or RBP values are greater than zero. If the both the ALP and the contract value are zero, the lifetime withdrawal benefit will terminate.

      (c) When the lifetime withdrawal benefit is first established, the initial ALP is based on the basic withdrawal benefit's RBA at that time (see "Annual Lifetime Payment (ALP)" heading below). Unless there has been a spousal continuation or ownership change, any withdrawal you take before the ALP is established reduces the RBA and therefore may result in a lower amount of lifetime withdrawals you are allowed to take.

      (d) Withdrawals can reduce both the contract value and the RBA to zero prior to the establishment of the ALP. If this happens, the contract and the Guarantor Withdrawal Benefit For Life(SM) rider will terminate.

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must elect one of the model portfolios of the Portfolio Navigator. This requirement limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program.") Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make.

o TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including partial withdrawals taken from the contract under the terms of this rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes -- Nonqualified Annuities"). Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


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52 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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o     TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD that exceeds the specified amount of withdrawal available under the rider. Partial withdrawals in any contract year that exceed the guaranteed amount available for withdrawal may reduce future benefits guaranteed under the rider. While the rider permits certain excess withdrawals to be made for the purpose of satisfying RMD requirements for this contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor Withdrawal Benefit for Life(SM) rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments, subject to state restrictions.

o LIMITATIONS ON PURCHASE OF OTHER RIDERS UNDER THIS CONTRACT: If you select the Guarantor Withdrawal Benefit For Life(SM) rider, you may not elect an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider.

o NON-CANCELABLE: Once elected, the Guarantor Withdrawal Benefit For Life(SM) rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin.

o INTERACTION WITH TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw from the contract in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than the RBP or RALP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the RBP or RALP is subject to the excess withdrawal procedures described below for the GBA, RBA and ALP.

For an example, see Appendix F.

KEY TERMS AND PROVISIONS OF THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ARE DESCRIBED BELOW:

PARTIAL WITHDRAWALS: A withdrawal of an amount that does not result in a surrender of the contract. The partial withdrawal amount is a gross amount and will include any withdrawal charge and any market value adjustment.

WAITING PERIOD: The period of time starting on the rider effective date during which the annual step up is not available if you take withdrawals. The current waiting period is three years.

GUARANTEED BENEFIT AMOUNT (GBA): The total cumulative amount available for partial withdrawals over the life of the rider. The maximum GBA is $5,000,000. The GBA cannot be withdrawn and is not payable as a death benefit. Rather, the GBA is an interim value used to calculate the amount available for withdrawals each year under the basic withdrawal benefit (see "Guaranteed Benefit Payment" below). At any time, the total GBA is the sum of the individual GBAs associated with each purchase payment.

The GBA is determined at the following times, calculated as described:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit.

o When you make additional purchase payments -- each additional purchase payment has its own GBA equal to the amount of the purchase payment plus any purchase payment credit.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBA that is associated with that RBA will also be set to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA associated with each purchase payment will be reset to the amount of that purchase payment plus any purchase payment credit. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the GBA remains unchanged. If there have been multiple purchase payments, both the total GBA and each payment's GBA remain unchanged.

      (b) is greater than the total RBP -- GBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE GBA. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.


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GBA EXCESS WITHDRAWAL PROCESSING

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.

REMAINING BENEFIT AMOUNT (RBA): Each withdrawal you make reduces the amount of GBA that is guaranteed by this rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment. The maximum RBA is $5,000,000.

The RBA is determined at the following times, calculated as described:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit.

o When you make additional purchase payments -- each additional purchase payment has its own RBA initially set equal that payment's GBA (the amount of the purchase payment plus any purchase payment credit).

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the RBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the total RBA is reduced by the amount of the withdrawal. If there have been multiple purchase payments, each payment's RBA is reduced in proportion to its RBP.

      (b) is greater than the total RBP -- RBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE RBA. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

RBA EXCESS WITHDRAWAL PROCESSING

The total RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the total RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, both the total RBA and each payment's RBA will be reset. The total RBA will be reset according to the excess withdrawal processing described above. Each payment's RBA will be reset in the following manner:

1. The withdrawal amount up to the total RBP is taken out of each RBA bucket in proportion to its individual RBP at the time of the withdrawal; and

2. The withdrawal amount above the total RBP and any amount determined by the excess withdrawal processing are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT (GBP): At any time, the amount available for partial withdrawals in each contract year after the waiting period, until the RBA is reduced to zero, under the basic withdrawal benefit. At any point in time, each purchase payment has its own GBP, which is equal to the lesser of that payment's RBA or 7% of that payment's GBA, and the total GBP is the sum of the individual GBPs.

During the waiting period, the guaranteed annual withdrawal amount may be less than the GBP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual withdrawal amount during the waiting period is equal to the value of the RBP at the beginning of the contract year.

The GBP is determined at the following times, calculated as described:

o     At contract issue -- the GBP is established as 7% of the GBA value.

o At each contract anniversary -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value.

o When you make additional purchase payments -- each additional purchase payment has its own GBP equal to 7% of the purchase payment amount plus any purchase payment credit.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBP associated with that RBA will also be reset to zero.


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54 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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o     When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA and the RBA associated with each purchase payment will be reset to the amount of that purchase payment. Each payment's GBP will be reset to 7% of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the total RBP -- the GBP remains unchanged.

      (b) is greater than the total RBP -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value, based on the RBA and GBA after the withdrawal. If the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

REMAINING BENEFIT PAYMENT (RBP): The amount available for partial withdrawals for the remainder of the contract year under the basic withdrawal benefit. At any point in time, the total RBP is the sum of the RBPs for each purchase payment. During the waiting period, when the guaranteed amount maybe less than the GBP, the value of the RBP at the beginning of the contract year will be that amount that is actually guaranteed each contract year.

The RBP is determined at the following times, calculated as described:

o At the beginning of each contract year during the waiting period and prior to any withdrawal -- the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%.

o At the beginning of any other contract year -- the RBP for each purchase payment is set equal to that purchase payment's GBP.

o When you make additional purchase payments -- each additional purchase payment has its own RBP equal to that payment's GBP.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At spousal continuation -- (see "Spousal Option to Continue the Contract" heading below).

o When an individual RBA is reduced to zero -- the RBP associated with that RBA will also be reset to zero.

o When you make any partial withdrawal -- the total RBP is reset to equal the total RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. If there have been multiple purchase payments, each payment's RBP is reduced proportionately. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RBP, GBA EXCESS WITHDRAWAL PROCESSING AND RBA EXCESS WITHDRAWAL PROCESSING ARE APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in the excess withdrawal processing, the applicable RBP will not yet reflect the amount of the current withdrawal.

COVERED PERSON: The person whose life is used to determine when the ALP is established, and the duration of the ALP payments. The Covered Person is the oldest contract owner or annuitant. The covered person may change during the contract's life if there is a spousal continuation or a change of contract ownership. If the covered person changes, we recompute the benefits guaranteed by the rider, based on the life of the new covered person, which may reduce the amount of the lifetime withdrawal benefit.

ANNUAL LIFETIME PAYMENT ATTAINED AGE (ALPAA): The covered person's age after which time the lifetime benefit can be established. Currently, the lifetime benefit can be established on the later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65.

ANNUAL LIFETIME PAYMENT (ALP): Once established, the ALP at any time is the amount available for withdrawals in each contract year after the waiting period until the later of death (see "At Death" heading below), or the RBA is reduced to zero, under the lifetime withdrawal benefit. The maximum ALP is $300,000. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the ALP is zero.

During the waiting period, the guaranteed annual lifetime withdrawal amount may be less than the ALP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual lifetime withdrawal amount during the waiting period is equal to the value of the RALP at the beginning of the contract year.

THE ALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65 --the ALP is established as 6% of the total RBA.

o When you make additional purchase payments -- each additional purchase payment increases the ALP by 6% of the amount of the purchase payment plus any purchase payment credit.

o At step ups -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At contract ownership change -- (see "Spousal Option to Continue the Contract" and "Contract Ownership Change" headings below).


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o     When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the ALP will be reset to equal total purchase payments plus any purchase payment credits, multiplied by 6%. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the RALP -- the ALP remains unchanged.

      (b) is greater than the RALP -- ALP EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE ALP. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

ALP EXCESS WITHDRAWAL PROCESSING

The ALP is reset to the lesser of the ALP immediately prior to the withdrawal, or 6% of the contract value immediately following the withdrawal.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): The amount available for partial withdrawals for the remainder of the contract year under the lifetime withdrawal benefit. During the waiting period, when the guaranteed annual withdrawal amount may be less than the ALP, the value of the RALP at the beginning of the contract year will be the amount that is actually guaranteed each contract year. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the RALP is zero.

THE RALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65, and:

      (a) During the waiting period and prior to any withdrawals -- the RALP is established equal to 6% of purchase payments plus purchase payment credits.

      (b)   At any other time -- the RALP is established equal to the ALP.

o At the beginning of each contract year during the waiting period and prior to any withdrawals -- the RALP is set equal to the total purchase payments, plus purchase payment credits, multiplied by 6%.

o At the beginning of any other contract year -- the RALP is set equal to ALP.

o When you make additional purchase payments -- each additional purchase payment increases the RALP by 6% of the amount of the purchase payment plus purchase payment credits.

o When you make any partial withdrawal -- the RALP equals the RALP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RALP, ALP EXCESS WITHDRAWAL PROCESSING IS APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in excess withdrawal processing, the applicable RALP will not yet reflect the amount of the current withdrawal.

REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from this contract and the RMD calculated separately for this contract is greater than the RBP or the RALP on the most recent contract anniversary, the portion of the RMD that exceeds the RBP or RALP will not be subject to excess withdrawal processing provided that the following conditions are met:

o     The RMD is the life expectancy RMD for this contract alone, and

o The RMD amount is based on the requirements of section 401(a)(9), related Code provisions and regulations thereunder that were in effect on the effective date of this rider.

Withdrawal amounts greater than the RBP or RALP on the contract anniversary date that do not meet these conditions will result in excess withdrawal processing as described above.

See Appendix G for additional information.

STEP UP DATE: The date any step up becomes effective, and depends on the type of step up being applied (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

ANNUAL STEP UP: Beginning with the first contract anniversary, an increase of the GBA, RBA, GBP, RBP, ALP, and/or RALP values may be available. A step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, RBP, ALP, and RALP, and may extend the payment period or increase the allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA or, if established, the ALP, would increase on the step up date.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the waiting period, any previously applied step ups will be reversed and the Annual step up will not be available until the third rider anniversary.


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o     If the application of the step up does not increase the rider charge, the annual step up will be automatically applied to your contract, and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o The ALP and RALP are not eligible for step ups until they are established. Prior to being established, the ALP and RALP values are both zero.

o Please note it is possible for the ALP and RALP to step up even if the RBA or GBA do not step up, and it is also possible for the RBA and GBA to step up even if the ALP or RALP do not step up.

The annual step up resets the GBA, RBA, GBP, RBP, ALP and RALP values as follows:

o The total RBA will be reset to the greater of the total RBA immediately prior to the step up date or the contract value on the step up date.

o The total GBA will be reset to the greater of the total GBA immediately prior to the step up date or the contract value on the step up date.

o The total GBP will be reset using the calculation as described above based on the increased GBA and RBA.

o     The total RBP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made in the current contract year, but never less than zero.

o The ALP will be reset to the greater of the ALP immediately prior to the step up date or 6% of the contract value on the step up date.

o     The RALP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RALP will not be affected by the step up.

      (b) At any other time, the RALP will be reset as the increased ALP less all prior withdrawals made in the current contract year, but never less than zero.

SPOUSAL OPTION TO CONTINUE THE CONTRACT: If a surviving spouse elects to continue the contract, the Guarantor Withdrawal Benefit For Life(SM) rider also continues. When the spouse elects to continue the contract, any remaining waiting period is cancelled; the covered person will be re-determined and is the covered person referred to below; and the GBA, RBA, GBP, RBP, ALP and RALP values are affected as follows:

o     The GBA, RBA, and GBP values remain unchanged.

o The RBP is automatically reset to the GBP less all prior withdrawals made in the current contract year, but not less than zero.

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the date of continuation --the ALP will be established on the contract anniversary following the date the covered person reaches age 65 as the lesser of the RBA or the contract anniversary value, multiplied by 6%. The RALP will be established on the same date equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the date of continuation -- the ALP will be established on the date of continuation as the lesser of the RBA or the contract value, multiplied by 6%. The RALP will be established on the same date in an amount equal to the ALP less all prior partial withdrawals made in the current contract year, but will never be less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the date of continuation -- the ALP and RALP will be automatically reset to zero for the period of time beginning with the date of continuation and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%, and the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the date of continuation -- the ALP will be automatically reset to the lesser of the current ALP or 6% of the contract value on the date of continuation. The RALP will be reset to equal to the ALP less all prior withdrawals made in the current contract year, but never less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 57

SPOUSAL CONTINUATION STEP UP: If a surviving spouse elects to continue the contract, another elective step up option becomes available. To exercise the step up, the spouse or the spouse's investment professional must submit a request within 30 days of the date of continuation. The step up date is the date we receive the spouse's request to step up. If the request is received after the close of business, the step up date will be the next valuation day. The GBA, RBA, GBP, RBP, ALP and RALP will be reset in the same fashion as the annual step up.

The spousal continuation step up is subject to the following rules:

o If the spousal continuation step up option is exercised and we have increased the charge for the rider, the spouse will pay the charge that is in effect on the step up date.

IF CONTRACT VALUE REDUCES TO ZERO: If the contract value reduces to zero and the total RBA remains greater than zero, you will be paid in the following scenarios:

1) The ALP has not yet been established and the contract value is reduced to zero for any reason other than full withdrawal of the contract. In this scenario, you can choose to:

      (a)   receive the remaining schedule of GBPs until the RBA equals zero;
            or

      (b) wait until the rider anniversary following the date the covered person reaches age 65, and then receive the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

2) The ALP has been established and the contract value reduces to zero as a result of fees or charges, or a withdrawal that is less than or equal to both the RBP and the RALP. In this scenario, you can choose to receive:

      (a)   the remaining schedule of GBPs until the RBA equals zero; or

      (b) the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

3) The ALP has been established and the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP. In this scenario, the remaining schedule of GBPs will be paid until the RBA equals zero.

4) The ALP has been established and the contract value falls to zero as a result of a partial withdrawal that is greater than the RBP but less than or equal to the RALP. In this scenario, the ALP will be paid annually until the death of the covered person.

Under any of these scenarios:

o The annualized amounts will be paid to you in the frequency you elect. You may elect a frequency offered by us at the time payments begin. Available payment frequencies will be no less frequent than annually;

o     We will no longer accept additional purchase payments;

o     You will no longer be charged for the rider;

o     Any attached death benefit riders will terminate; and

o The death benefit becomes the remaining payments, if any, until the RBA is reduced to zero.

The Guarantor Withdrawal Benefit For Life(SM) rider and the contract will terminate under either of the following two scenarios:

o If the contract value falls to zero as a result of a withdrawal that is greater than both the RALP and the RBP. This is full withdrawal of the contract.

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP, and the total RBA is reduced to zero.

AT DEATH: If the contract value is greater than zero, then the Guarantor Withdrawal Benefit For Life(SM) rider will terminate when the death benefit becomes payable (see "Benefits in Case of Death"). The beneficiary may elect to take the death benefit as a lump sum under the terms of the contract (see "Benefits in Case of Death") or the annuity payout option (see "Guarantor Withdrawal Benefit Annuity Payout Option" heading below).

If the contract value equals zero and the death benefit becomes payable, the following will occur:

o If the RBA is greater than zero and the owner has been receiving the GBP each year, the GBP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person dies and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person is still alive and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the later of the death of the covered person or the RBA equals zero.

o If the covered person is still alive and the RBA equals zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the death of the covered person.

o If the covered person dies and the RBA equals zero, the benefit terminates. No further payments will be made.


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58 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

CONTRACT OWNERSHIP CHANGE: If the contract changes ownership (see "Changing Ownership"), the covered person will be redetermined and is the covered person referred to below. The GBA, RBA, GBP, RBP values will remain unchanged. The ALP and RALP will be reset with an effective date as follows:

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be established on the contract anniversary following the date the covered person reaches age 65. The ALP will be set equal to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the anniversary date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the anniversary date occurs at any other time, the RALP will be set equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be established on the ownership change date. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be set equal to the ALP less all prior withdrawals made in the current contract year but not less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be reset to zero for the period of time beginning with the ownership change date and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the time period ends during the waiting period and prior to any withdrawals, the RALP will be reset to equal the lesser of the ALP or total purchase payments multiplied by 6%. If the time period ends at any other time, the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be reset on the ownership change date. The ALP will be reset to the lesser of the current ALP or 6% of the contract value. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be reset to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be reset to equal the ALP less all prior withdrawals made in the current contract year but not less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

GUARANTOR WITHDRAWAL BENEFIT -- ANNUITY PAYOUT OPTION: Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor Withdrawal Benefit For Life(SM) rider.

Under this option the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity payout option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This option may not be available if the contract is issued to qualify under
Section 403 or 408 of the Code. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed under the mortality table we then use to determine current life annuity purchase rates under the contract to which this rider is attached.

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 59

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that you may select for an additional annual charge if:

o you purchase your contract on or after May 1, 2006(1) in those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available(2);

o you and the annuitant are 79 or younger on the date the contract is issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefit (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

(1) The disclosures in this section also apply to contract owners who purchased this rider on or after April 29, 2005. In previous disclosures, we have referred to this rider as Rider A. We also offered an earlier version of this rider, previously referred to as Rider B. See Appendix H for information regarding Rider B which is no longer offered. See the rider attached to your contract for the actual terms of the benefit you purchased.

(2) Ask your investment professional if this rider is available in your state.

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this Guarantor(SM) Withdrawal Benefit rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



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60 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 61
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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups.

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GBP is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary (see "Elective Step Up" above). The GBP is equal to 7% of the GBA.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted. The GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

Under both the original and enhanced riders, if you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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62 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o If you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o If you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o If you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract value on the valuation date we receive your written request to step up is greater than the RBA. The elective step up will be determined as follows:

o The effective date of the elective step up is the valuation date we receive your written request to step up.

o The RBA will be increased to an amount equal to the contract value on the valuation date we receive your written request to step up.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract value on the valuation date we receive your written request to step up.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up less any withdrawals made during that contract year.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

o     The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A surviving spouse may elect a spousal continuation step up by written request within 30 days following the spouse's election to continue the contract. This step up may be made even if withdrawals have been taken under the contract during the first three years. Under this step up, the RBA will be reset to the greater of the RBA or the contract value on the valuation date we receive the spouse's written request to step up; the GBA will be reset to the greater of the GBA or the contract value on the same valuation date.

If a spousal continuation step up is elected and we have increased the charge for the rider for new contract owners, the spouse will pay the charge that is in effect on the valuation date we receive the written request to step up.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



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64 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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INCOME ASSURER BENEFIT(SM) RIDERS

There are three optional Income Assurer Benefit(SM) riders available under your contract:

o     Income Assurer Benefit(SM) - MAV;

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base; or

o     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base.

The Income Assurer Benefit(SM) riders are intended to provide you with a guaranteed minimum income regardless of the volatility inherent in the investments in the subaccounts. The riders benchmark the contract growth at each anniversary against several comparison values and set the guaranteed income benefit base (described below) equal to the largest value. The guaranteed income benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the rider. If the guaranteed income benefit base is greater than the contract value, the guaranteed income benefit base may provide a higher annuity payout level than is otherwise available. However, the riders use guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we may apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the riders may be less than the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the riders, you will receive the higher standard payout option. The guaranteed income benefit base does not create contract value or guarantee the performance of any investment option.

The general information in this section applies to each Income Assurer Benefit(SM) rider. This section is followed by a description of each specific Income Assurer Benefit(SM) rider and how it is calculated.

You should consider whether a Income Assurer Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, the one-year fixed account and GPAs (if available), to those that are in the asset allocation model you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to other contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o if you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the Code must begin, you should consider whether an Income Assurer Benefit(SM) is appropriate for you (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals you take from the contract, including those you take to satisfy RMDs, will reduce the guaranteed income benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payouts available under the rider. Consult a tax advisor before you purchase any Income Assurer Benefit(SM) rider with a qualified annuity;

o you must hold the Income Assurer Benefit(SM) for 10 years unless you elect to terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o the 10-year waiting period may be restarted if you elect to change the Portfolio Navigator model portfolio to one that causes the rider charge to increase (see "Charges -- Income Assurer Benefit(SM)");

o the Income Assurer Benefit(SM) rider terminates* on the contract anniversary after the annuitant's 86th birthday; and

o you can only exercise the Income Assurer Benefit(SM) within 30 days after a contract anniversary following the expiration of the 10-year waiting period.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If the Income Assurer Benefit(SM) rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose this optional benefit at the time you purchase your contract for an additional charge. The amount of the charge is determined by the Income Assurer Benefit(SM) rider you select (see "Charges -- Income Assurer Benefit(SM) Rider Fee"). The effective date of the rider will be the contract issue date. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders are not available with any Income Assurer Benefit(SM) rider. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a Income Assurer Benefit(SM) rider is appropriate for your situation because of the 10-year waiting period requirement. Be sure to discuss with your investment professional whether an Income Assurer Benefit(SM) rider is appropriate for your situation.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 65
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HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE INCOME ASSURER
BENEFIT(SM) RIDERS IN THE SECTIONS BELOW:

GUARANTEED INCOME BENEFIT BASE: The Guaranteed Income Benefit Base is the value that will be used to determine minimum annuity payouts when the rider is exercised. It is an amount we calculate, depending on the Income Assurer Benefit(SM) rider you choose, that establishes a benefit floor. When the benefit floor amount is greater than the contract value, there may be a higher annuitization payout than if you annuitized your contract without the Income Assurer Benefit(SM). Your annuitization payout will never be less than that provided by your contract value.

EXCLUDED INVESTMENT OPTIONS: These investment options are listed in your contract under contract data and will include the RiverSource Variable Portfolio - Cash Management Fund and, if available under your contract, GPAs and the one-year fixed account. Excluded investment options are not used in the calculation of this riders' variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM)
- Greater of MAV or 5% Accumulation Benefit Base.

EXCLUDED PAYMENTS: These are purchase payments and purchase payment credits paid in the last five years before exercise of the benefit which we reserve the right to exclude from the calculation of the guaranteed income benefit base.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS: These are calculated as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges or MVA) to the contract value on the date of (but prior to) the partial withdrawal, and

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

PROTECTED INVESTMENT OPTIONS: All investment options available under this contract that are not defined as excluded investment options under contract data are known as protected investment options for purposes of this rider and are used in the calculation of the variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) -Greater of MAV or 5% Accumulation Benefit Base.

WAITING PERIOD: This rider can only be exercised after the expiration of a 10-year waiting period. We reserve the right to restart the waiting period if you elect to change your model portfolio to one that causes the rider charge to increase.

THE FOLLOWING ARE GENERAL PROVISIONS THAT APPLY TO EACH INCOME ASSURER BENEFIT(SM):

EXERCISING THE RIDER

Rider exercise conditions are:

o you may only exercise the Income Assurer Benefit(SM) rider within 30 days after any contract anniversary following the expiration of the waiting period;

o     the annuitant on the retirement date must be between 50 to 86 years old;
      and

o you can only take an annuity payment in one of the following annuity payout plans:

      Plan A -- Life Annuity - No Refund;

      Plan B -- Life Annuity with Ten or Twenty Years Certain;

      Plan D -- Joint and Last Survivor Life Annuity - No Refund;

             -- Joint and Last Survivor Life Annuity with Twenty Years Certain;
                or

      Plan E -- Twenty Years Certain

After the expiration of the waiting period, the Income Assurer Benefit(SM) rider guarantees a minimum amount of fixed annuity lifetime income during annuitization or the option of variable annuity payouts with a guaranteed minimum initial payout or a combination of the two options.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the guaranteed income benefit base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payouts described above. The guaranteed income benefit base will be calculated and annuitization will occur at the following times.

o If the contract value falls to zero during the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur on the valuation date after the expiration of the waiting period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.


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66 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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Fixed annuity payments under this rider will occur at the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate for contracts purchased on or after May 1, 2006 and if available in your state.(1) These are the same rates used in Table B of the contract (see "The Annuity Payout Period -- Annuity Tables"). Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your variable annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

   P(t-1) (1 + i)
   --------------  = P(t)
        1.05

      P(t-1) = prior annuity payout

      P(t)   = current annuity payout

      i      = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your variable annuity payout will be unchanged from the previous variable annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous variable annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous variable annuity payout.

(1) For all other contracts, the guaranteed annuity purchase rates are based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate.

TERMINATING THE RIDER

Rider termination conditions are:

o you may terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you may terminate the rider any time after the expiration of the waiting period;

o the rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable; and

o the rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

YOU MAY SELECT ONE OF THE INCOME ASSURER BENEFIT(SM) RIDERS DESCRIBED BELOW:

INCOME ASSURER BENEFIT(SM) - MAV

The guaranteed income benefit base for the Income Assurer Benefit(SM) - MAV is the greater of these three values:

1.    contract value; or

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the maximum anniversary value.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and purchase payment credits and reduce the MAV by proportionate adjustments for partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1.    contract value less the market value adjusted excluded payments; or

2. total purchase payments plus purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the MAV, less market value adjusted excluded payments.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 67
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MARKET VALUE ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded purchase payment and purchase payment credit multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment. The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit - 5% Accumulation Benefit Base is the greater of these three values:

1.    contract value; or

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor.

5% VARIABLE ACCOUNT FLOOR - is equal to the contract value in the excluded investment options plus the variable account floor. The Income Assurer Benefit(SM) 5% variable account floor is calculated differently and is not the same value as the death benefit 5% variable account floor.

The variable account floor is zero from the effective date of this rider and until the first contract anniversary after the effective date of this rider. On the first contract anniversary after the effective date of this rider the variable account floor is:

o the total purchase payments and purchase payment credits made to the protected investment options minus adjusted partial withdrawals and transfers from the protected investment options; plus

o an amount equal to 5% of your initial purchase payment and purchase payment credit allocated to the protected investment options.

On any day after the first contract anniversary following the effective date of this rider, when you allocate additional purchase payments and purchase payment credits to or withdraw or transfer amounts from the protected investment options, we adjust the variable account floor by adding the additional purchase payment and purchase payment credit and subtracting adjusted withdrawals and adjusted transfers. On each subsequent contract anniversary after the first anniversary of the effective date of this rider, prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by adding the amount ("roll-up amount") equal to 5% of the prior contract anniversary's variable account floor.

The amount of purchase payment and purchase payment credits withdrawn from or transferred between the excluded investment options and the protected investment options is calculated as (a) times (b) where:

(a) is the amount of purchase payment and purchase payment credits in the investment options being withdrawn or transferred on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount of the transfer or withdrawal to the value in the investment options being withdrawn or transferred on the date of (but prior to) the current withdrawal or transfer.

The roll-up amount prior to the first anniversary is zero. Also, the roll-up amount on every anniversary after the earlier of your or the annuitant's 81st birthday is zero.

Adjusted withdrawals and adjusted transfers for the variable account floor are equal to the amount of the withdrawal or transfer from the protected investment options as long as the sum of the withdrawals and transfers from the protected investment options in a contract year do not exceed the roll-up amount from the prior contract anniversary.

If the current withdrawal or transfer from the protected investment options plus the sum of all prior withdrawals and transfers made from the protected investment options in the current policy year exceeds the roll-up amount from the prior contract anniversary we will calculate the adjusted withdrawal or adjusted transfer for the variable account floor as the result of (a) plus [(b) times (c)] where:

(a) is the roll-up amount from the prior contract anniversary less the sum of any withdrawals and transfers made from the protected investment options in the current policy year but prior to the current withdrawal or transfer. However, (a) can not be less than zero; and

(b) is the variable account floor on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a); and

(c) is the ratio of [the amount of the current withdrawal (including any withdrawal charges or MVA) or transfer from the protected investment options less the value from (a)] to [the total in the protected investment options on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from
      (a)].


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68 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION
OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1. contract value less the market value adjusted excluded payments (described above); or

2. total purchase payments and purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor, less 5% adjusted excluded payments.

5% ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded payment and purchase payment credit accumulated at 5% for the number of full contract years they have been in the contract.

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base is the greater of these four values:

1.    the contract value;

2. the total purchase payments and purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals;

3.    the MAV (described above); or

4.    the 5% variable account floor (described above).

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF:

1. contract value less the market value adjusted excluded payments (described above);

2. total purchase payments and purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals;

3.    the MAV, less market value adjusted excluded payments (described above);
      or

4. the 5% variable account floor, less 5% adjusted excluded payments (described above).

For an example of how benefits under each Income Assurer Benefit rider are calculated, see Appendix K.

OPTIONAL DEATH BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM))

The Benefit Protector(SM) is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your investment professional whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) to your contract. You must elect the Benefit Protector(SM) at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the, Benefit Protector(SM) Plus, 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) is appropriate for your situation.

The Benefit Protector(SM) provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary: o the applicable death benefit, plus

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: For purposes of the Benefit Protector(SM) and Benefit Protector(SM) Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.


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TERMINATING THE BENEFIT PROTECTOR(SM)

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector(SM) Death Benefit Rider within 30 days of the date they elect to continue the contract.

For an example, see Appendix L.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM) PLUS)

The Benefit Protector(SM) Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date. It does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector(SM) rider during the second rider year. Be sure to discuss with your investment professional whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) Plus to your contract. You must elect the Benefit Protector(SM) Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available for transfers, exchanges or rollovers from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector(SM) Rider, 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) Plus is appropriate for your situation.

The Benefit Protector(SM) Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o the benefits payable under the Benefit Protector(SM) described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                 PERCENTAGE IF YOU AND THE ANNUITANT ARE    PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR    UNDER AGE 70 ON THE RIDER EFFECTIVE DATE   70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                         0%                                         0%
Three and Four                     10%                                      3.75%
Five or more                       20%                                       7.5%

Another way to describe the benefits payable under the Benefit Protector(SM) Plus rider is as follows:

o     the applicable death benefit, plus:

                 IF YOU AND THE ANNUITANT ARE UNDER                        IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR    AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...               OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One              Zero                                                      Zero
Two              40% x earnings at death (see above)                       15% x earnings at death
Three and Four   40% x (earnings at death + 25% of initial purchase        15% x (earnings at death + 25% of initial purchase
                 payment*)                                                 payment*)
Five or more     40% x (earnings at death + 50% of initial purchase        15% x (earnings at death + 50% of initial purchase
                 payment*)                                                 payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.


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70 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

TERMINATING THE BENEFIT PROTECTOR(SM) PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

For an example, see Appendix M.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below, except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any purchase payment credits added to the contract in the last twelve months and any applicable premium tax). You may reallocate this contract value to the subaccounts to provide variable annuity payouts. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin (see "Making the Most of Your Contract --Transfer policies").

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 71

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit(SM) rider.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN (under the Income Assurer Benefit(SM) rider: you may select life annuity with ten or 20 years certain): We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND (not available under the Income Assurer Benefit(SM) rider): We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o     PLAN D

      - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect (under the Income Assurer Benefit(SM) rider, you may elect a payout period of 20 years only). We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. (Exception: If you have an Income Assurer Benefit(SM) rider and elect this annuity payout plan based on the Guaranteed Income Benefit Base, a lump sum payout is unavailable.) We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 6.50% and 7.75% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.").

o GUARANTOR WITHDRAWAL BENEFIT - ANNUITY PAYOUT OPTION (AVAILABLE ONLY UNDER CONTRACTS WITH THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER): The Guarantor(SM) Withdrawal Benefit fixed annuity payout option is an alternative to the above annuity payout plans. This option may not be available if the contract is a qualified annuity. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed using a life expectancy table published by the IRS. Under this option, the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the total RBA at the time you begin this fixed payout option (see "Optional Benefits -- Guarantor Withdrawal Benefit for Life Rider" or "Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider"). These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at the time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary.


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72 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Period -- Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor Withdrawal Benefit(SM) rider, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract.

If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 73

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Payments made upon the death of the annuitant may be subject to the 10% penalty.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's Summary Plan Description, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdraw will generally be includable as ordinary income and is subject to tax unless:
(1) the contract is an IRA to which you made non-deductible contributions; or
(2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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74 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) or the Guarantor Withdrawal Benefit(SM) rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

SPECIAL CONSIDERATIONS IF YOU SELECT EITHER THE MAV DEATH BENEFIT, 5% ACCUMULATION DEATH BENEFIT, ENHANCED DEATH BENEFIT, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM), GUARANTOR(SM) WITHDRAWAL BENEFIT, ACCUMULATION PROTECTOR BENEFIT(SM), INCOME ASSURER BENEFIT(SM), BENEFIT PROTECTOR(SM) OR BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDERS: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 75

RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


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76 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.


SALES OF THE CONTRACT

o Only securities broker-dealers ("selling firms") registered with the SEC and members of the NASD may sell the contract.


o The contracts are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm to offer the contracts to the public. We agree to pay the selling firm (or an affiliated insurance agency) for contracts its investment professionals sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.


PAYMENTS WE MAKE TO SELLING FIRMS

o We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 4.50% each time a purchase payment is made. Other plans pay selling firms a smaller commission on purchase payments, and then pay on-going commissions ("trail commissions"). We may pay trail commissions of up to 0.25% of the contract value. We do not pay or withhold payment of commissions based on which investment options you select.

o We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

o In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

      o sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

      o marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

      o     providing service to contract owners; and,

      o funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contracts.

SOURCES OF PAYMENTS TO SELLING FIRMS


We pay the commissions and other compensation described above from our assets. Our assets may include:

o revenues we receive from fees and expenses that you will pay when buying, owning and making a withdrawal from the contract (see "Expense Summary");

o compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds");

o compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and


o revenues we receive from other contracts we sell that are not securities and other businesses we conduct.


You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:

o fees and expenses we collect from contract owners, including withdrawal charges; and

o fees and expenses charged by the underlying subaccount funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.



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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 77

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

o give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

o cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

o cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

o The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

o To inform yourself of any potential conflicts of interest, ask the investment professional before you buy, how the selling firm and its investment professionals are being compensated and the amount of the compensation that each will receive if you buy the contract.


ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



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78 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 79

                                  APPENDICES

                  TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                                          PAGE #

Appendix A: Example -- Market Value Adjustment (MVA)                   p.  81
Appendix B: Example -- Income Assurer Benefit(SM) Rider Fee            p.  83
Appendix C: Example -- Withdrawal Charges                              p.  84
Appendix D: Example -- Death Benefits                                  p.  87
Appendix E: Example -- Accumulation Protector Benefit(SM) Rider        p.  90
Appendix F: Example -- Guarantor Withdrawal Benefit for Life(SM)
   Rider                                                               p.  92
Appendix G: Guarantor Withdrawal Benefit for Life(SM) Rider --
   Additional RMD Disclosure                                           p.  94
Appendix H: Example -- Guarantor(SM) Withdrawal Benefit --
   Rider B Disclosure                                                  p.  96
Appendix I: Guarantor(SM) Withdrawal Benefit Rider --
   Additional RMD Disclosure                                           p. 101
Appendix J: Example -- Guarantor(SM) Withdrawal Benefit Rider          p. 102
Appendix K: Example -- Income Assurer Benefit(SM) Riders               p. 104
Appendix L: Example -- Benefit Protector(SM) Death Benefit Rider       p. 109
Appendix M: Example -- Benefit Protector(SM) Plus Death Benefit
   Rider                                                               p. 111
Appendix N: Condensed Financial Information (Unaudited)                p. 113


CROSS-REFERENCE                                                        PAGE #
Guarantee Period Accounts (GPAs)                                       p.  21
Charges -- Income Assurer Benefit(SM) Rider Fee                        p.  29
Charges -- Withdrawal Charges                                          p.  30
Benefits in Case of Death                                              p.  45
Optional Benefits -- Accumulation Protector Benefit(SM) Rider          p.  48
Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider   p.  51
Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider   p.  51
Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider            p.  60
Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider            p.  60
Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider            p.  60

Optional Benefits -- Income Assurer Benefit(SM) Riders                 p.  65
Optional Benefits -- Benefit Protector(SM) Death Benefit Rider         p.  69
Optional Benefits -- Benefit Protector(SM) Plus Death Benefit Rider    p.  70

Condensed Financial Information (Unaudited)                            p.  11

The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, GPAs, DCA fixed account, and one-year fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices D through F and J through M include a partial withdrawal to illustrate the effect of a partial withdrawal on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial withdrawals from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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80 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)

As the examples below demonstrate, the application of an MVA may result in either a gain or loss of principal. We refer to all of the transactions described below as "early withdrawals."

GENERAL EXAMPLES

ASSUMPTIONS:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

    EARLY WITHDRAWAL AMOUNT X [(  1 + i   ) (TO THE POWER OF n/12) - 1] = MVA
                              -------------
                               1 + j + .001

    Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

          j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

          n = number of months remaining in the current Guarantee Period
              (rounded up).


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 81

EXAMPLES -- MVA

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA;

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

     $1,000 X [(     1.030   ) (TO THE POWER OF 84/12) - 1] = -$39.84
               ---------------
               1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

     $1,000 X [(     1.030    ) (TO THE POWER OF 84/12) - 1] = $27.61
               ---------------
               1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6% if you have a 6-year withdrawal charge schedule and 8% if you have an 8-year withdrawal charge schedule. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.


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82 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX B: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

ASSUMPTIONS:

o You purchase the contract with a payment of $50,000 and $1,000 purchase payment credit on May 1, 2006 and allocate all of your payment to the Protected Investment Options and make no transfers, add-ons or withdrawals; and

o on May 1, 2007 (the first contract anniversary) your total contract value is $55,545; and

o on May 1, 2008 (the second contract anniversary) your total contract value is $53,270.

WE WOULD CALCULATE THE GUARANTEED INCOME BENEFIT BASE FOR EACH INCOME ASSURER BENEFIT(SM) ON THE SECOND ANNIVERSARY AS FOLLOWS:

THE INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE IS THE
GREATEST OF THE FOLLOWING VALUES:

   Purchase Payments and purchase payment credits less adjusted partial withdrawals:                                       $51,000
   Contract value on the second anniversary:                                                                               $53,270
   Maximum Anniversary Value:                                                                                              $55,545
   -------------------------------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE                                                         $55,545

THE INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE
IS THE GREATEST OF THE FOLLOWING VALUES:

   Purchase Payments and purchase payment credits less adjusted partial withdrawals:                                       $51,000
   Contract value on the second anniversary:                                                                               $53,270
   5% Variable Account Floor = 1.05 x 1.05 x $51,000                                                                       $56,228
   -------------------------------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                                             $56,228

THE INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED
INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

   Purchase Payments and purchase payment credits less adjusted partial withdrawals:                                       $51,000
   Contract value on the second anniversary:                                                                               $53,270
   Maximum Anniversary Value:                                                                                              $55,545
   5% Variable Account Floor = 1.05 x 1.05 x $51,000                                                                       $56,228
   -------------------------------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                           $56,228

THE INCOME ASSURER BENEFIT(SM) FEE DEDUCTED FROM YOUR CONTRACT VALUE WOULD BE:

INCOME ASSURER BENEFIT(SM) - MAV FEE =                                                                    .30% X $55,545 = $166.64
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE FEE =                                           .60% X $56,228 = $330.75
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE FEE =                         .65% X $56,228 = $361.04


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 83

APPENDIX C: EXAMPLE -- WITHDRAWAL CHARGES

For purposes of calculating any withdrawal charge, including the examples illustrated below, we treat amounts withdrawn from your contract value in the following order:

1.    First, in each contract year, we withdraw amounts totaling:

      o up to 10% of your prior anniversary's contract value or your contract's remaining benefit payment if you elected the Guarantor(SM) Withdrawal Benefit rider and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

      o up to 10% of your prior anniversary's contract value or the greater of your contract's remaining benefit payment or remaining annual lifetime payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, and the greater of your RALP and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

             PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA, the one-year fixed account or the DCA fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero.

The examples below show how the withdrawal charge for a full and partial withdrawal is calculated for a contract with an eight-year withdrawal charge schedule. Each example illustrates the amount of the withdrawal charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.


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84 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

FULL WITHDRAWAL CHARGE CALCULATION -- EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a full withdrawal on a contract with an eight-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o We receive a single $50,000 purchase payment on May 1, 2006 and we immediately add a $1,000 purchase payment credit; and

o     the contract anniversary date is May 1 each year; and

o you withdraw the contract for its total value on Nov. 1, 2009, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 8.0%; and

o     you have made no withdrawals prior to Nov. 1, 2009.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                        CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                       Contract Value at time of full withdrawal:           $60,000.00           $40,000.00
                                             Contract Value on prior anniversary:            58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                          Current Contract Value:            60,000.00            40,000.00
                                     less purchase payment still in the contract:            50,000.00            50,000.00
                                                                                            ----------           ----------
                                Earnings in the contact (but not less than zero):            10,000.00                 0.00

STEP 2. Next, we determine the Total Free Amount (TFA) available in the contract as the greatest of the following values:

                                                        Earnings in the contract:            10,000.00                 0.00
                                   10% of the prior anniversary's Contract Value:             5,800.00             4,200.00
                                                                                            ----------           ----------
                                                                             TFA:            10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment is being withdrawn (PPW) as follows:

            PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

              XSF = amount by which 10% of the prior anniversary's
                    contract value exceeds earnings                                               0.00             4,200.00
              ACV = amount withdrawn in excess of earnings                                   50,000.00            40,000.00
               CV = total contract value just prior to current withdrawal                    60,000.00            40,000.00
              TFA = from Step 2                                                              10,000.00             4,200.00
            PPNPW = purchase payment not previously withdrawn                                50,000.00            50,000.00

STEP 4.     We then calculate the withdrawal charge as:

                                                                             PPW:            50,000.00            50,000.00
                                                                        less XSF:                (0.00)           (4,200.00)
                                                                                            ----------           ----------
                                    amount of PPW subject to a withdrawal charge:            50,000.00            45,800.00
                                        multiplied by the withdrawal charge rate:                x 8.0%               x 8.0%
                                                                                            ----------           ----------
                                                               withdrawal charge:             4,000.00             3,664.00

STEP 5.     The value you will receive as a result of your full withdrawal is determined as:
                                                        Contract Value withdrawn:            60,000.00            40,000.00
                                                               WITHDRAWAL CHARGE:            (4,000.00)           (3,664.00)
                                 Contract charge (assessed upon full withdrawal):               (40.00)              (40.00)
                                                                                            ----------           ----------

                                                    NET FULL WITHDRAWAL PROCEEDS:           $55,960.00           $36,296.00


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 85

PARTIAL WITHDRAWAL CHARGE CALCULATION -- NINE-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a partial withdrawal on a contract with an eight-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o We receive a single $50,000 purchase payment on May 1, 2006, and we immediately add a $1,000 purchase payment credit; and

o     the contract anniversary date is May 1 each year; and

o you request a partial withdrawal of $15,000 on Nov. 1, 2009, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 8.0%; and

o     you have made no withdrawals prior to Nov. 1, 2009.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                        CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                    Contract Value at time of partial withdrawal:           $60,000.00           $40,000.00
                                             Contract Value on prior anniversary:            58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                          Current Contract Value:            60,000.00            40,000.00
                                     less purchase payment still in the contract:            50,000.00            50,000.00
                                                                                            ----------           ----------
                                Earnings in the contact (but not less than zero):            10,000.00                 0.00

STEP 2. Next, we determine the TFA available in the contract as the greatest of the following values:

                                                        Earnings in the contract:            10,000.00                 0.00
                                   10% of the prior anniversary's Contract Value:             5,800.00             4,200.00
                                                                                            ----------           ----------
                                                                             TFA:            10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment and purchase payment credit is being withdrawn (PPW) as:

            PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

              XSF = amount by which 10% of the prior anniversary's
                    contract value exceeds earnings                                               0.00             4,200.00
              ACV = amount withdrawn in excess of earnings                                    5,434.78            16,231.37
              CV  = total contract value just prior to current withdrawal                    60,000.00            40,000.00
              TFA = from Step 2                                                              10,000.00             4,200.00
            PPNPW = purchase payment not previously withdrawn                                50,000.00            50,000.00

STEP 4.     We then calculate the withdrawal charge as:

                                                                             PPW:             5,434.78            19,592.09
                                                                        less XSF:                (0.00)           (4,200.00)
                                                                                            ----------           ----------
                                    amount of PPW subject to a withdrawal charge:             5,434.78            15,392.09
                                        multiplied by the withdrawal charge rate:                x 8.0%               x 8.0%
                                                                                            ----------           ----------
                                                               withdrawal charge:               434.78             1,231.37

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                        Contract Value withdrawn:            15,434.78            16,231.37
                                                               WITHDRAWAL CHARGE:              (434.78)           (1,231.37)
                                                                                            ----------           ----------

                                                    NET FULL WITHDRAWAL PROCEEDS:           $15,000.00           $15,000.00


------------------------------------------------------------------------------

86 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX D: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROP DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 on May 1, 2006. We add a purchase payment credit of $3,000 to the contract; and

o on May 1, 2007, you make an additional payment of $20,000. We add a purchase payment credit of $600; and

o on July 1, 2007, the contract value is $110,000 and you take a $10,000 partial withdrawal (including withdrawal charges); and

o     on July, 1, 2008, the contract value is $105,000.

      WE CALCULATE THE ROP DEATH BENEFIT ON JULY 1, 2008, AS FOLLOWS:

         Contract value at death:                                                                $105,000.00
                                                                                                 ===========
         Purchase payments, plus credits minus adjusted partial withdrawals:
            Total purchase payments:                                                             $120,000.00
            plus purchase payment credits:                                                         +3,600.00
            minus adjusted partial withdrawals calculated as:

            $10,000 x $123,600                                                                   - 11,236.36
            ------------------ =                                                                 -----------
               $110,000

            for a death benefit of:                                                              $112,363.64
                                                                                                 ===========
      The ROP Death Benefit, calculated as the greatest of these two values:                     $112,363.64

EXAMPLE -- MAV DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $25,000 on May 1, 2006. We add a purchase payment credit of $500 to your contract; and

o on May 1, 2007 (the first contract anniversary) the contract value grows to $29,000; and

o on July 1, 2007 the contract value falls to $27,000, at which point you take a $1,500 partial withdrawal (including withdrawal charges), leaving a contract value of $25,500.

      WE CALCULATE THE MAV DEATH BENEFIT ON JULY 1, 2007, WHICH IS BASED ON
      THE GREATER OF THREE VALUES, AS FOLLOWS:

         1. CONTRACT VALUE AT DEATH:                                                             $ 25,500.00
                                                                                                 ===========
         2. PURCHASE PAYMENTS, PLUS PURCHASE PAYMENT CREDITS MINUS
            ADJUSTED PARTIAL WITHDRAWALS:

               Total purchase payments and purchase payment credits:                             $ 25,500.00
               minus adjusted partial withdrawals, calculated as:

               $1,500 x $25,500
               ---------------- =                                                                  -1,416.67
                    $27,000                                                                      -----------

               for a death benefit of:                                                           $ 24,083.33
                                                                                                 ===========

         3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:

               Greatest of your contract anniversary values:                                     $ 29,000.00
               plus purchase payments and purchase payment credits
               made since the prior anniversary:                                                       +0.00
               minus adjusted partial withdrawals, calculated as:

               $1,500 x $29,000                                                                    -1,611.11
               ---------------- =                                                                -----------
                   $27,000

               for a death benefit of:                                                           $ 27,388.89
                                                                                                 ===========

      THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE THREE VALUES, WHICH IS THE MAV:               $27,388.89


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 87

EXAMPLE -- 5% ACCUMULATION DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $25,000 on May 1, 2006 and we add a purchase payment credit of $500 to your contract. You allocate $5,000 to the GPA accounts and $20,500 to the subaccounts; and

o on May 1, 2007 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on July 1, 2007, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal, (including withdrawal charges) all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON JULY 1, 2007, WHICH IS BASED ON THE GREATER OF
      THREE VALUES, IS CALCULATED AS FOLLOWS:

         1. CONTRACT VALUE AT DEATH:                                                             $ 22,800.00
                                                                                                 ===========
         2. PURCHASE PAYMENTS, PLUS PURCHASE PAYMENT CREDITS
            MINUS ADJUSTED PARTIAL WITHDRAWALS:

               Total purchase payments and purchase payment credits:                             $ 25,500.00
               minus adjusted partial withdrawals, calculated as:

               $1,500 x $25,500                                                                    -1,574.07
               ---------------- =                                                                -----------
                   $24,300

               for a death benefit of:                                                           $ 23,925.93
                                                                                                 ===========
         3. THE 5% VARIABLE ACCOUNT FLOOR:

               The variable account floor on May 1, 2006, calculated as:
               1.05 x $20,500 =                                                                  $ 21,525.00
               plus purchase payments and purchase payment credits allocated
               to the subaccounts since that anniversary:                                              +0.00
               minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

               $1,500 x $21,525                                                                    -1,699.34
               ---------------- =                                                                -----------
                    $19,000

               variable account floor benefit:                                                   $ 19,825.66
               plus the GPA account value:                                                         +5,300.00
                                                                                                 -----------
               5% variable account floor (value of the GPAs and the variable account floor):     $ 25,125.66

      THE 5% ACCUMULATION DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE THREE VALUES,
      WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:                                                                  $25,125.66


------------------------------------------------------------------------------

88 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE -- ENHANCED DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $25,000 on May 1, 2006 and we add a $500 purchase payment credit with $5,000 allocated to the GPA accounts and $20,500 allocated to the subaccounts; and

o on May 1, 2007 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on July 1, 2007, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal (including withdrawal charges) all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON JULY 1, 2007, WHICH IS BASED ON THE GREATER OF FOUR
      VALUES, IS CALCULATED AS FOLLOWS:

         1. CONTRACT VALUE AT DEATH:                                                             $ 22,800.00
                                                                                                 ===========
         2. PURCHASE PAYMENTS AND PURCHASE PAYMENT CREDITS
            MINUS ADJUSTED PARTIAL WITHDRAWALS:

               Total purchase payments:                                                          $ 25,500.00
               minus adjusted partial withdrawals, calculated as:

               $1,500 x $25,500                                                                    -1,574.07
               ---------------- =                                                                -----------
                    $24,300

               for a return of purchase payments death benefit of:                               $ 23,925.93
                                                                                                 ===========
         3. THE MAV ON THE ANNIVERSARY IMMEDIATELY PRECEDING THE DATE OF DEATH:

               The MAV on the immediately preceding anniversary:                                 $ 25,500.00
               plus purchase payments and credits made since that anniversary:                         +0.00
               minus adjusted partial withdrawals made since that
               anniversary, calculated as:

               $1,500 x $25,500                                                                    -1,574.07
               ---------------- =                                                                -----------
                    $24,300

               for a MAV Death Benefit of:                                                       $ 23,925.93
                                                                                                 ===========

         4. THE 5% VARIABLE ACCOUNT FLOOR:

               The variable account floor on May 1, 2006,
               calculated as: 1.05 x $20,500 =                                                   $ 21,525.00
               plus purchase payments and purchase payment credit
               amounts allocated to the subaccounts since that anniversary:                            +0.00
               minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

               $1,500 x $21,525                                                                    -1,699.34
               ---------------- =                                                                -----------
                    $19,000

               variable account floor benefit:                                                   $ 19,825.66
               plus the GPA value:                                                                 +5,300.00
               5% variable account floor (value of the GPAs and the variable account floor):     $ 25,125.66
                                                                                                 ===========

      ENHANCED DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE FOUR VALUES,
      WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:                                                                  $25,125.66


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 89

APPENDIX E: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

AUTOMATIC STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) in the second, third and seventh contract anniversaries. These increases occur because of the automatic step up feature of the rider. The automatic step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o You purchase a contract with a payment of $121,359 on May 1, 2006 and receive a purchase payment credit of $3,641; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth and eighth contract anniversaries in the amounts of $2,000 and $5,000, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o you do not exercise the elective step up option available under the rider; and

o     you do not change model portfolios.

Based on these assumptions, the waiting period expires at the end of the 10th contract year. The rider then ends. On the benefit date, May 1, 2016, the hypothetical assumed contract value is $108,118 and the MCAV is $136,513, so the contract value would be reset to equal the MCAV, or $136,513.

                                                            HYPOTHETICAL   HYPOTHETICAL
                  PURCHASE                  MCAV ADJUSTED      ASSUMED        ASSUMED
                 PAYMENTS &     PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE               CREDITS    WITHDRAWALS     WITHDRAWAL      OF RETURN        VALUE        MCAV
May 1, 2006       $125,000     $     N/A       $   N/A           N/A         $125,000     $125,000
May 1, 2007              0             0             0          12.0%         140,000      125,000
May 1, 2008              0             0             0          15.0%         161,000      128,800(2)
May 1, 2009              0             0             0           3.0%         165,830      132,664(2)
May 1, 2010              0             0             0          -8.0%         152,564      132,664
May 1, 2011              0         2,000         2,046         -15.0%         127,679      130,618
May 1, 2012              0             0             0          20.0%         153,215      130,618
May 1, 2013              0             0             0          15.0%         176,197      140,958(2)
May 1, 2014              0         5,000         4,444         -10.0%         153,577      136,513
May 1, 2015              0             0             0         -20.0%         122,862      136,513
MAY 1, 2016(1)           0             0             0         -12.0%         108,118      136,513

(1)   The APB benefit date.

(2) These values indicate where the automatic step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

90 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) on the first, second, third and seventh contract anniversaries. These increases occur only if you exercise the elective step up option within 30 days following the contract anniversary. The contract value on the date we receive your written request to step up must be greater than the MCAV on that date. The elective step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o You purchase a contract with a payment of $121,359 on May 1, 2006 and receive a purchase payment credit of $3,641; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth, eighth and thirteenth contract anniversaries in the amounts of $2,000, $5,000 and $7,500, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and,

o the elective step up is exercised on the first, second, third and seventh contract anniversaries; and

o     you do not change asset allocation models.

Based on these assumptions, the 10 year waiting period restarts each time you exercise the elective step up option (on the first, second, third and seventh contract anniversaries in this example). The waiting period expires at the end of the 10th contract year following the last exercise of the elective step up option. When the waiting period expires, the rider ends. On the benefit date, May 1, 2023, the hypothetical assumed contract values is $99,198 and the MCAV is $160,117, so the contract value would be reset to equal the MCAV, or $160,117.

                  YEARS                                    MCAV      HYPOTHETICAL   HYPOTHETICAL
              REMAINING IN    PURCHASE                   ADJUSTED       ASSUMED        ASSUMED
               THE WAITING   PAYMENTS &     PARTIAL       PARTIAL      NET RATE       CONTRACT
DATE             PERIOD        CREDITS    WITHDRAWALS   WITHDRAWAL    OF RETURN         VALUE        MCAV
May 1, 2006       10          $125,000     $    N/A      $    N/A         N/A         $125,000     $125,000
May 1, 2007       10(2)              0            0             0        12.0%         140,000      140,000(3)
May 1, 2008       10(2)              0            0             0        15.0%         161,000      161,000(3)
May 1, 2009       10(2)              0            0             0         3.0%         165,830      165,830(3)
May 1, 2010        9                 0            0             0        -8.0%         152,564      165,830
May 1, 2011        8                 0        2,000         2,558       -15.0%         127,679      163,272
May 1, 2012        7                 0            0             0        20.0%         153,215      163,272
May 1, 2013       10(2)              0            0             0        15.0%         176,197      176,197(3)
May 1, 2014        9                 0        5,000         5,556       -10.0%         153,577      170,642
May 1, 2015        8                 0            0             0       -20.0%         122,862      170,642
May 1, 2016        7                 0            0             0       -12.0%         108,118      170,642
May 1, 2017        6                 0            0             0         3.0%         111,362      170,642
May 1, 2018        5                 0            0             0         4.0%         115,817      170,642
May 1, 2019        4                 0        7,500        10,524         5.0%         114,107      160,117
May 1, 2020        3                 0            0             0         6.0%         120,954      160,117
May 1, 2021        2                 0            0             0        -5.0%         114,906      160,117
May 1, 2022        1                 0            0             0       -11.0%         102,266      160,117
MAY 1, 2023(1)     0                 0            0             0        -3.0%          99,198      160,117

(1)   The APB benefit date.

(2)   The waiting period restarts when the elective step up is exercised.

(3) These values indicate when the elective step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Exercising the elective step up provision may result in an increase in the charge that you pay for this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 91

APPENDIX F: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

EXAMPLE #1: COVERED PERSON HAS NOT REACHED AGE 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o You purchase the contract on May 1, 2006 with a $98,039 purchase payment with $1,961 purchase payment credit.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1945.

o     You make no additional payments to the contract.

o You take partial withdrawals equal to the RBP on 11/1/2006, 11/1/2007, and 11/1/2012. You take a partial withdrawal equal to the RALP on 11/1/2011. You take a partial withdrawal greater than the RBP on 11/1/2013.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                     HYPOTHETICAL
                                        ASSUMED              BASIC WITHDRAWAL BENEFIT           LIFETIME WITHDRAWAL BENEFIT
            PURCHASE     PARTIAL       CONTRACT     -----------------------------------------   ---------------------------
DATE        PAYMENTS   WITHDRAWALS       VALUE         GBA          RBA         GBP      RBP         ALP        RALP
5/1/2006    $100,000     $   N/A       $100,000     $100,000     $100,000     $7,000   $7,000      $  N/A     $   N/A
11/1/2006          0       7,000         92,000      100,000       93,000      7,000        0         N/A         N/A
5/1/2007           0           0         91,000      100,000       93,000      7,000    7,000         N/A         N/A
11/1/2007          0       7,000         83,000      100,000       86,000      7,000        0         N/A         N/A
5/1/2008           0           0         81,000      100,000       86,000      7,000    7,000         N/A         N/A
5/1/2011           0           0         75,000      100,000       86,000      7,000    7,000       5,160(1)    5,160(1)
11/1/2011          0       5,160         70,000      100,000       80,840      7,000    1,840       5,160           0
5/1/2012           0           0         69,000      100,000       80,840      7,000    7,000       5,160       5,160
11/1/2012          0       7,000         62,000      100,000       73,840      7,000        0       3,720(2)        0
5/1/2013           0           0         70,000      100,000       73,840      7,000    7,000       4,200       4,200
11/1/2013          0      10,000         51,000       51,000(3)    51,000(3)   3,570        0       3,060(3)        0
5/1/2014           0           0         55,000       55,000       55,000      3,850    3,850       3,300       3,300

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $3,850 each year until the RBA is reduced to zero, or the ALP of $3,300 each year until the later of your death or the RBA is reduced to zero.

(1) The ALP and RALP are established on the contract anniversary date following the date the covered person reaches age 65.

(2) The $7,000 withdrawal is greater than the $5,160 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(3) The $10,000 withdrawal is greater than both the $7,000 RBP allowed under the basic withdrawal benefit and the $4,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal. The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

92 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE #2: COVERED PERSON HAS REACHED 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o You purchase the contract on May 1, 2006 with a $98,039 purchase payment with $1,961 purchase payment credit.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1935.

o     You make no additional payments to the contract.

o You take a partial withdrawal equal to the RALP on 11/1/2009. You take a partial withdrawal equal to the RBP on 11/1/2010. You take a partial withdrawal greater than the RBP on 11/1/2011.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                     HYPOTHETICAL
                                        ASSUMED              BASIC WITHDRAWAL BENEFIT           LIFETIME WITHDRAWAL BENEFIT
            PURCHASE     PARTIAL       CONTRACT     -----------------------------------------   ---------------------------
DATE        PAYMENTS   WITHDRAWALS       VALUE         GBA          RBA         GBP      RBP         ALP        RALP
5/1/2006    $100,000     $   N/A       $100,000     $100,000     $100,000     $7,000   $7,000      $6,000     $ 6,000
5/1/2007           0           0        105,000      105,000      105,000      7,350    7,000(1)    6,300       6,000(1)
5/1/2008           0           0        110,000      110,000      110,000      7,700    7,000(1)    6,600       6,000(1)
5/1/2009           0           0        110,000      110,000      110,000      7,700    7,700(2)    6,600       6,600(2)
11/1/2009          0       6,600        110,000      110,000      103,400      7,700    1,100       6,600           0
5/1/2010           0           0        115,000      115,000      115,000      8,050    8,050       6,900       6,900
11/1/2010          0       8,050        116,000      115,000      106,950      8,050        0       6,900(3)        0
5/1/2011           0           0        120,000      120,000      120,000      8,400    8,400       7,200       7,200
11/1/2011          0      10,000        122,000      120,000(4)   110,000(4)   8,400        0       7,200(4)        0
5/1/2012           0           0        125,000      125,000      125,000      8,750    8,750       7,500       7,500

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $8,750 each year until the RBA is reduced to zero, or the ALP of $7,500 each year until the later of your death or the RBA is reduced to zero.

(1) The annual step-up has not been applied to the RBP or RALP because any withdrawal after step up during the waiting period would reverse any prior step ups prior to determining if the withdrawal is excess. Therefore, during the waiting period, the RBP is the amount you can withdraw without incurring the GBA and RBA excess withdrawal processing, and the RALP is the amount you can withdraw without incurring the ALP excess withdrawal processing.

(2) On the third anniversary (after the end of the waiting period), the RBP and RALP are set equal to the GBP and ALP, respectively.

(3) The $8,050 withdrawal is greater than the $6,900 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(4) The $10,000 withdrawal is greater than both the $8,400 RBP allowed under the basic withdrawal benefit and the $7,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal. The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


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

APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER -- ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor Withdrawal Benefit for Life(SM) rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If on the date we calculated your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA), it is greater than the RBP from the beginning of the current contract year,

      o Basic Additional Benefit Amount (BABA) will be set equal to that portion of your ALERMDA that exceeds the RBP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

      o Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the BABA. These withdrawals will not be considered excess withdrawals with regard to the GBA and RBA as long as they do not exceed the remaining BABA.

      o Once the BABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the GBA and RBA and will subject them all to the excess withdrawal processing described in the Guarantor Withdrawal Benefit for Life(SM) rider.

(2) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current Contract Year,

      o A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the RALP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

      o Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

      o Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the Guarantor Withdrawal Benefit for Life(SM) rider.

(3) If the ALP is established on a policy anniversary where your current ALERMDA is greater than the new RALP,

      o An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

      o This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit for Life(SM) rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).


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94 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor Withdrawal Benefit for Life(SM) rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RBP or RALP amount and may result in the reduction of your GBA, RBA, and/or ALP as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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


APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT -- RIDER B DISCLOSURE

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that was offered for an additional annual charge if:

o     you purchased your contract prior to April 29, 2005(1);

o     the rider was available in your state; and

o you and the annuitant were 79 or younger on the date the contract was issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

(1) In previous disclosure, we have referred to this rider as Rider B. This rider is no longer available for purchase. See the Guarantor Withdrawal Benefit for Life(SM) and Guarantor(SM) Withdrawal Benefit sections in this prospectus for information about currently offered versions of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006 (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



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96 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS
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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP --the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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


REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GPB is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted.

Under both the original and enhanced riders, the GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

If you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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98 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o if you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o if you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o if you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o you may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract anniversary value is greater than the RBA. The elective step up will be determined as follows:

The effective date of the elective step up is the contract anniversary.

o The RBA will be increased to an amount equal to the contract anniversary value.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract anniversary value.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A spousal continuation step up occurs automatically when the spouse elects to continue the contract. The rider charge will not change upon this automatic step up.

Under this step up, the RBA will be reset to the greater of the RBA on the valuation date we receive the spouse's written request to continue the contract and the death benefit that would otherwise have been paid; the GBA will be reset to the greater of the GBA on the valuation date we receive the spouse' written request to continue the contract and the death benefit that would otherwise have been paid.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



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100 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER -- ADDITIONAL RMD
DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor(SM) Withdrawal Benefit rider (including Riders A and B) to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is greater than the RBP from the beginning of the current contract year, an Additional Benefit Amount (ABA) will be set equal to that portion of your ALERMDA that exceeds the RBP.

(2) Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

(3) Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce any ABA. These withdrawals will not be considered excess withdrawals as long as they do not exceed the remaining ABA.

(4) Once the ABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals and will initiate the excess withdrawal processing described in the Guarantor(SM) Withdrawal Benefit rider.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, on the effective date of this prospectus to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor(SM) Withdrawal Benefit rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your RBP amount and may result in the reduction of your GBA and RBA as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g. ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 101

APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

EXAMPLE OF THE GUARANTOR(SM) WITHDRAWAL BENEFIT -- THIS EXAMPLE ILLUSTRATES BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H).

ASSUMPTIONS:

o     You purchase the contract with a payment of $100,000 on Jan. 1, 2006;
      and

o     we add a purchase payment credit of $3,000 to your contract.

      The Guaranteed Benefit Amount (GBA) equals your purchase payment
      plus the purchase payment credit:                                                  $   103,000
      The Guaranteed Benefit Payment (GBP) equals 7% of your GBA:
        0.07 x $103,000 =                                                                $     7,210
      The Remaining Benefit Amount (RBA) equals your purchase payment
      plus the purchase payment credit:                                                  $   103,000
      On Jan. 1, 2007 the contract value grows to $110,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                        $   110,000
      The GBA equals 100% of your contract value:                                        $   110,000
      The GBP equals 7% of your stepped-up GBA:
        0.07 x $110,000 =                                                                $     7,700
      On July 1, 2009 you decide to take a partial withdrawal of $7,700.
      You took a partial withdrawal equal to your GBP, so your RBA equals the prior RBA less the amount of the partial withdrawal:
        $110,000 - $7,700 =                                                              $   102,300
      The GBA equals the GBA immediately prior to the partial withdrawal:                $   110,000
      The GBP equals 7% of your GBA:
        0.07 x $110,000 =                                                                $     7,700
      On Jan. 1, 2010 you make an additional purchase payment of $50,000.
      We add a purchase payment credit of $1,500 to your contract.
      The new RBA for the contract is equal to your prior RBA plus 100%
      of the additional purchase payment and purchase payment credit:
        $102,300 + $51,500 =                                                             $   153,800
      The new GBA for the contract is equal to your prior GBA plus 100%
      of the additional purchase payment and purchase payment credit:
        $110,000 + $51,500 =                                                             $   161,500
      The new GBP for the contract is equal to your prior GBP plus 7% of the additional purchase payment and purchase payment credit:
        $7,700 + $3,605 =                                                                $    11,305
      On Jan. 1, 2011 your contract value grows to $200,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                        $   200,000
      The GBA equals 100% of your contract value:                                        $   200,000
      The GBP equals 7% of your stepped-up GBA:
        0.07 x $200,000 =                                                                $    14,000


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102 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

      On July 1, 2012 your contract value grows to $230,000. You decide to take a partial withdrawal of $20,000. You took more than your GBP of $14,000 so your
      RBA gets reset to the lesser of:

            (1) your contract value immediately following the partial withdrawal;
                  $230,000 - $20,000 =                                                   $   210,000
            OR
            (2) your prior RBA less the amount of the partial withdrawal.
                  $200,000 - $20,000 =                                                   $   180,000
      Reset RBA = lesser of (1) or (2) =                                                 $   180,000
      The GBA gets reset to the lesser of:
            (1) your prior GBA                                                           $   200,000
            OR
            (2) your contract value immediately following the partial withdrawal;
                  $230,000 - $20,000 =                                                   $   210,000
      Reset GBA = lesser of (1) or (2) =                                                 $   200,000
      The Reset GBP is equal to 7% of your Reset GBA:
            0.07 x $200,000 =                                                            $    14,000

      On July 1, 2014 your contract value falls to $175,000. You decide to take a partial withdrawal of $25,000. You took more than your GBP of $14,000 so your
      RBA gets reset to the lesser of:

            (1) your contract value immediately following the partial withdrawal;
                  $175,000 - $25,000 =                                                   $   150,000
            OR
            (2) your prior RBA less the amount of the partial withdrawal.
                  $180,000 - $25,000 =                                                   $   155,000
      Reset RBA = lesser of (1) or (2) =                                                 $   150,000
      The GBA gets reset to the lesser of:
            (1) your prior GBA;                                                          $   200,000
            OR
            (2) your contract value immediately following the partial withdrawal;
                  $175,000 - $25,000 =                                                   $   150,000
      Reset GBA = lesser of (1) or (2) =                                                 $   150,000
      The Reset GBP is equal to 7% of your Reset GBA:
            0.07 x $150,000 =                                                            $    10,500


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 103

APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS

The purpose of these examples is to illustrate the operation of the Income Assurer Benefit(SM) Riders. The examples compare payouts available under the contract's standard annuity payout provisions with annuity payouts available under the riders based on the same set of assumptions. THE CONTRACT VALUES SHOWN ARE HYPOTHETICAL AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts (referred to in the riders as "protected investment options") and the fees and charges that apply to your contract.

For each of the riders, we provide two annuity payout plan comparisons based on the hypothetical contract values we have assumed. The first comparison assumes that you select annuity payout Plan B, Life Annuity with 10 Years Certain. The second comparison assumes that you select annuity payout Plan D, Joint and Last Survivor Annuity - No Refund.

Remember that the riders require you to choose a Portfolio Navigator model portfolio. The riders are intended to offer protection against market volatility in the subaccounts (protected investment options). Some Portfolio Navigator asset allocation model portfolios include protected investment options and excluded investment options (RiverSource Variable Portfolio - Cash Management Fund, and if available under the contract, GPAs and the one-year fixed account). Excluded investment options are not included in calculating the 5% variable account floor under the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider. Because the examples which follow are based on hypothetical contract values, they do not factor in differences in Portfolio Navigator asset allocation models.

ASSUMPTIONS:

o     You purchase the contract with a payment of $100,000; and

o     we immediately add a $3,000 purchase payment credit; and

o you invest all contract value in the subaccounts (protected investment options); and

o you make no additional purchase payments, partial withdrawals or changes in asset allocation model; and

o     the annuitant is male and age 55 at contract issue; and

o     the joint annuitant is female and age 55 at contract issue.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - MAV

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                        ASSUMED    PURCHASE        MAXIMUM         GUARANTEED
  CONTRACT                                                             CONTRACT    PAYMENTS      ANNIVERSARY     INCOME BENEFIT
ANNIVERSARY                                                             VALUE     AND CREDITS   VALUE (MAV)(1)    BASE - MAV(2)
-------------------------------------------------------------------------------------------------------------------------------
     1                                                                 $111,000    $ 103,000      $ 111,000         $ 111,000
     2                                                                  129,000      103,000        129,000           129,000
     3                                                                  136,000      103,000        136,000           136,000
     4                                                                  155,000      103,000        155,000           155,000
     5                                                                   87,000      103,000        155,000           155,000
     6                                                                  124,000      103,000        155,000           155,000
     7                                                                  143,000      103,000        155,000           155,000
     8                                                                  157,000      103,000        157,000           157,000
     9                                                                  144,000      103,000        157,000           157,000
    10                                                                  179,000      103,000        179,000           179,000
    11                                                                  145,000      103,000        179,000           179,000
    12                                                                  152,000      103,000        179,000           179,000
    13                                                                  214,000      103,000        214,000           214,000
    14                                                                  204,000      103,000        214,000           214,000
    15                                                                  209,000      103,000        214,000           214,000
-------------------------------------------------------------------------------------------------------------------------------

(1) The MAV is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - MAV is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - MAV does not create contract value or guarantee the performance of any investment option.


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104 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                               STANDARD PROVISIONS                                          IAB - MAV PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - MAV     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000           $  794.76             $ 796.55           $179,000          $  794.76            $  796.55
    11            145,000              659.75               661.20            179,000             814.45               816.24
    12            152,000              709.84               711.36            179,000             835.93               837.72
    13            214,000            1,025.06             1,027.20            214,000           1,025.06             1,027.20
    14            204,000            1,003.68             1,005.72            214,000           1,052.88             1,055.02
    15            209,000            1,055.45             1,057.54            214,000           1,080.70             1,082.84
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                       STANDARD PROVISIONS                                 IAB - MAV PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED         PLAN D - LAST      PLAN B - LIFE WITH    IAB - MAV        PLAN D - LAST      PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE  SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000            $647.98              $640.82           $179,000           $647.98                $640.82
    11            145,000             536.50               530.70            179,000            662.30                 655.14
    12            152,000             574.56               568.48            179,000            676.62                 669.46
    13            214,000             830.32               819.62            214,000            830.32                 819.62
    14            204,000             809.88               801.72            214,000            849.58                 841.02
    15            209,000             850.63               842.27            214,000            870.98                 862.42
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


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WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 105

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                                                                    GUARANTEED
                                                                                                                      INCOME
                                                                        ASSUMED    PURCHASE                       BENEFIT BASE -
  CONTRACT                                                             CONTRACT     PAYMENT     5% ACCUMULATION   5% ACCUMULATION
ANNIVERSARY                                                              VALUE    AND CREDITS   BENEFIT BASE(1)   BENEFIT BASE(2)
---------------------------------------------------------------------------------------------------------------------------------
     1                                                                 $111,000    $103,000         $108,150         $111,000
     2                                                                  129,000     103,000          113,558          129,000
     3                                                                  136,000     103,000          119,235          136,000
     4                                                                  155,000     103,000          125,197          155,000
     5                                                                   87,000     103,000          131,457          131,457
     6                                                                  124,000     103,000          138,030          138,030
     7                                                                  143,000     103,000          144,931          144,931
     8                                                                  157,000     103,000          152,178          157,000
     9                                                                  144,000     103,000          159,787          159,787
    10                                                                  179,000     103,000          167,776          179,000
    11                                                                  145,000     103,000          176,165          176,165
    12                                                                  152,000     103,000          184,973          184,973
    13                                                                  214,000     103,000          194,222          214,000
    14                                                                  204,000     103,000          203,933          204,000
    15                                                                  209,000     103,000          214,130          214,130
---------------------------------------------------------------------------------------------------------------------------------

(1) The 5% Accumulation Benefit Base value is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - 5% Accumulation Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed
      Income Benefit Base - 5% Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                    STANDARD PROVISIONS                                   IAB - 5% RF PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY      ASSUMED       PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - 5% RF   PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000           $  794.76             $ 796.55          $179,000          $  794.76             $  796.55
    11            145,000              659.75               661.20           176,165             801.55                803.31
    12            152,000              709.84               711.36           184,973             863.82                865.67
    13            214,000            1,025.06             1,027.20           214,000           1,025.06              1,027.20
    14            204,000            1,003.68             1,005.72           204,000           1,003.68              1,005.72
    15            209,000            1,055.45             1,057.54           214,130           1,081.35              1,083.50
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.


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106 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                   STANDARD PROVISIONS                                       IAB - 5% RF PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED         PLAN D - LAST      PLAN B - LIFE WITH    IAB - 5% RF      PLAN D - LAST      PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE  SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000            $647.98               $640.82          $179,000           $647.98               $640.82
    11            145,000             536.50                530.70           176,165            651.81                644.76
    12            152,000             574.56                568.48           184,973            699.20                691.80
    13            214,000             830.32                819.62           214,000            830.32                819.62
    14            204,000             809.88                801.72           204,000            809.88                801.72
    15            209,000             850.63                842.27           214,130            871.51                862.94
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th, 13th or the 14th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                            GUARANTEED
                                                                              INCOME
                                                                           BENEFIT BASE -
                                                                            GREATER OF
               ASSUMED     PURCHASE       MAXIMUM                           MAV OR 5%
  CONTRACT    CONTRACT     PAYMENTS     ANNIVERSARY    5% ACCUMULATION    ACCUMULATION
ANNIVERSARY     VALUE    AND CREDITS     VALUE(1)      BENEFIT BASE(1)    BENEFIT BASE(2)
-----------------------------------------------------------------------------------------
     1        $111,000    $ 103,000      $ 111,000        $ 108,150          $ 111,000
     2         129,000      103,000        129,000          113,558            129,000
     3         136,000      103,000        136,000          119,235            136,000
     4         155,000      103,000        155,000          125,197            155,000
     5          87,000      103,000        155,000          131,457            155,000
     6         124,000      103,000        155,000          138,030            155,000
     7         143,000      103,000        155,000          144,931            155,000
     8         157,000      103,000        157,000          152,178            157,000
     9         144,000      103,000        157,000          159,787            159,787
    10         179,000      103,000        179,000          167,776            179,000
    11         145,000      103,000        179,000          176,165            179,000
    12         152,000      103,000        179,000          184,973            184,973
    13         214,000      103,000        214,000          194,222            214,000
    14         204,000      103,000        214,000          203,933            214,000
    15         209,000      103,000        214,000          214,130            214,130
-----------------------------------------------------------------------------------------

(1) The MAV and 5% Accumulation Benefit Base are limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2)   The Guaranteed Income Benefit Base - Greater of MAV or 5% Accumulation
      Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - Greater of MAV or 5%
      Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 107

PLAN B -- LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                   STANDARD PROVISIONS                                        IAB - MAX PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)         OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH      IAB - MAX    PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000           $  794.76             $  796.55          $179,000          $  794.76            $  796.55
    11            145,000              659.75                661.20           179,000             814.45               816.24
    12            152,000              709.84                711.36           184,973             863.82               865.67
    13            214,000            1,025.06              1,027.20           214,000           1,025.06             1,027.20
    14            204,000            1,003.68              1,005.72           214,000           1,052.88             1,055.02
    15            209,000            1,055.45              1,057.54           214,130           1,081.35             1,083.50
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                   STANDARD PROVISIONS                                        IAB - MAX PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)         OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH      IAB - MAX    PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $179,000            $647.98               $640.82           $179,000           $647.98               $640.82
    11            145,000             536.50                530.70            179,000            662.30                655.14
    12            152,000             574.56                568.48            184,973            699.20                691.80
    13            214,000             830.32                819.62            214,000            830.32                819.62
    14            204,000             809.88                801.72            214,000            849.58                841.02
    15            209,000             850.63                842.27            214,130            871.51                862.94
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

108 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX L: EXAMPLE -- BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM)

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2006 and you and the annuitant are under age 70; and

o     we add a $3,000 purchase payment credit to your contract; and

o you select the MAV Death Benefit and the 8-year withdrawal charge schedule.

      On July 1, 2006 the contract value grows to $106,000. The MAV Death Benefit on July 1, 2006 equals the contract value less any purchase payment credits added in the last 12 months, or $103,000. You have not reached the first contract anniversary so the Benefit Protector(SM) does not provide any additional benefit at this time.

      On Jan. 1, 2007 the contract value grows to $110,000. The death benefit on Jan. 1, 2007 equals:

         The MAV Death Benefit (contract value):                                         $   110,000
         plus the Benefit Protector benefit which equals 40% of earnings at death (MAV Death Benefit minus payments not previously withdrawn):

         0.40 x ($110,000 - $100,000) =                                                       +4,000
                                                                                         -----------
      Total death benefit of:                                                            $   114,000

      On Jan. 1, 2008 the contract value falls to $105,000. The death benefit on Jan. 1, 2008 equals:

         The MAV Death Benefit:                                                          $   110,000
         plus the Benefit Protector benefit (40% of earnings at death):

         0.40 x ($110,000 - $100,000) =                                                       +4,000
                                                                                         -----------
      Total death benefit of:                                                            $   114,000

      On Feb. 1, 2008 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in the third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2008 equals:

         The MAV Death Benefit (MAV adjusted for partial withdrawals):                   $    57,619
         plus the Benefit Protector(SM) benefit (40% of earnings at death):

         0.40 x ($57,619 - $55,000) =                                                         +1,048
                                                                                         -----------
      Total death benefit of:                                                            $    58,667

      On Jan. 1, 2009 the contract value falls to $40,000. The death benefit on Jan. 1, 2008 equals the death benefit on Feb. 1, 2008. The reduction in contract value has no effect.

      On Jan. 1, 2015 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2015 equals:

         The MAV Death Benefit (contract value):                                         $   200,000
         plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                                +55,000
                                                                                         -----------
      Total death benefit of:                                                            $   255,000


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 109

      On July 1, 2015 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $1,500. Your new contract value is now $251,500. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2015 equals:

         The MAV Death Benefit (contract value less any purchase payment credits
         added in the last 12 months):                                                   $   250,000
         plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                                +55,000
                                                                                         -----------
      Total death benefit of:                                                            $   305,000

      On July 1, 2016 the contract value remains $251,500 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2016 equals:

         The MAV Death Benefit (contract value):                                         $   251,500
         plus the Benefit Protector benefit which equals 40% of earnings at death (MAV Death Benefit minus payments not
         previously withdrawn):

         0.40 x ($251,500 - $105,000) =                                                      +58,600
                                                                                         -----------
      Total death benefit on July 1, 2016 of:                                            $   310,100


------------------------------------------------------------------------------

110 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX M: EXAMPLE -- BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM) PLUS

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 on May 1, 2006 and you and the annuitant are under age 70; and

o     we add a $3,000 purchase payment credit to your contract; and

o you select the MAV Death Benefit and the 8-year withdrawal charge schedule.

      On Nov. 1, 2006 the contract value grows to $106,000. The MAV Death Benefit on Nov. 1, 2006 equals the contract value, less any purchase payment credits added to the contract in the last 12 months, or $103,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

      On May 1, 2007 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector(SM) Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on May 1, 2007 equals:

         The MAV Death Benefit (contract value):                                         $   110,000
         plus the Benefit Protector(SM) Plus benefit
         which equals 40% of earnings at death
         (MAV Death Benefit minus payments not previously withdrawn):

         0.40 x ($110,000 - $100,000) =                                                       +4,000
                                                                                         -----------
      Total death benefit of:                                                            $   114,000

      On May 1, 2008 the contract value falls to $105,000. The death benefit on May 1, 2008 equals:

         The MAV Death Benefit:                                                          $   110,000
         plus the Benefit Protector(SM) Plus benefit
         which equals 40% of earnings at death:

         0.40 x ($110,000 - $100,000) =                                                       +4,000
         plus 10% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.10 x $100,000 =                                     +10,000
                                                                                         -----------
      Total death benefit of:                                                            $   124,000

      On June 1, 2008 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on June 1, 2008 equals:

         The MAV Death Benefit (MAV adjusted for partial withdrawals):                   $    57,619
         plus the Benefit Protector(SM) Plus benefit
         which equals 40% of earnings at death:

         0.40 x ($57,619 - $55,000) =                                                         +1,048
         plus 10% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.10 x $55,000 =                                       +5,500
                                                                                         -----------
      Total death benefit of:                                                            $    64,167


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 111

      On May 1, 2009 the contract value falls $40,000. The death benefit on May 1, 2009 equals the death benefit calculated on Feb. 1, 2008. The reduction in contract value has no effect.

      On May 1, 2015 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector(SM) Plus also reaches its maximum of 20%. The death benefit on May 1, 2015 equals:

         The MAV Death Benefit (contract value):                                         $   200,000
         plus the Benefit Protector Plus benefit which equals
         40% of earnings at death, up to a maximum of
         100% of purchase payments not previously withdrawn
         that are one or more years old                                                      +55,000
         plus 20% of purchase payments made within 60 days of
         contract issue and not previously withdrawn: 0.20 x $55,000 =                       +11,000
                                                                                         -----------
      Total death benefit of:                                                            $   266,000

      On Nov. 1, 2015 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $1,500. Your new contract value is now $251,500. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on Nov. 1, 2015 equals:

         The MAV Death Benefit (contract value less any
         purchase payment credits added in the last 12 months):                          $   250,000
         plus the Benefit Protector Plus benefit which equals
         40% of earnings at death, up to a maximum of 100% of
         purchase payments not previously withdrawn
         that are one or more years old                                                      +55,000
         plus 20% of purchase payments made within 60 days of
         contract issue and not previously withdrawn: 0.20 x $55,000 =                       +11,000
                                                                                         -----------
      Total death benefit of:                                                            $   316,000

      On Nov. 1, 2016 the contract value remains $251,500 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on Nov. 1, 2016 equals:

         The MAV Death Benefit (contract value):                                         $   251,500
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death
         (MAV Death Benefit minus payments not previously withdrawn):
         0.40 x ($251,500 - $105,000) =                                                      +58,600
         plus 20% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.20 x $55,000 =                                      +11,000
                                                                                         -----------
      Total death benefit on Nov. 1, 2016 of:                                            $   321,100


------------------------------------------------------------------------------

112 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX N: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                  2005    2004    2003    2002    2001    2000    1999    1998    1997    1996
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period     $ 1.06  $ 1.01  $ 0.79  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.13  $ 1.06  $ 1.01  $ 0.79      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        234     212      71      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period     $ 1.43  $ 1.25  $ 0.94  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.54  $ 1.43  $ 1.25  $ 0.94      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        108     109      86      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period     $ 1.36  $ 1.24  $ 0.95  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.41  $ 1.36  $ 1.24  $ 0.95      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        407     363     215       2      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period     $ 1.20  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.38  $ 1.20      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,056     303      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period     $ 1.05  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.06  $ 1.05      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      3,417     474      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period     $ 1.09  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.13  $ 1.09      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                         13       5      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period     $ 1.03  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.05  $ 1.03      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        542      80      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period     $ 1.03  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.06  $ 1.03      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                         58      33      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period     $ 1.39  $ 1.23  $ 0.97  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.60  $ 1.39  $ 1.23  $ 0.97      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      5,827   3,099   1,289       8      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 113

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                  2005    2004    2003    2002    2001    2000    1999    1998    1997    1996
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period     $ 1.58  $ 1.29  $ 0.94  $ 1.06  $ 1.00      --      --      --      --      --
Accumulation unit value at end of period           $ 1.84  $ 1.58  $ 1.29  $ 0.94  $ 1.06      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,336   1,901   1,151     250      94      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period     $ 1.63  $ 1.46  $ 1.00      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.91  $ 1.63  $ 1.46      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        906     193       1      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period     $ 1.41  $ 1.26  $ 0.97  $ 0.99  $ 0.99  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.41  $ 1.41  $ 1.26  $ 0.97  $ 0.99  $ 0.99      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,286   1,054     597     224     101      34      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period     $ 2.34  $ 1.80  $ 1.34  $ 1.33  $ 1.25  $ 0.97  $ 1.00      --      --      --
Accumulation unit value at end of period           $ 2.61  $ 2.34  $ 1.80  $ 1.34  $ 1.33  $ 1.25  $ 0.97      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        734     760     676     542     325     202       1      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period     $ 1.16  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.11  $ 1.16      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,290     196      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (10/4/1999)
Accumulation unit value at beginning of period     $ 2.06  $ 1.66  $ 1.31  $ 1.40  $ 1.26  $ 0.98  $ 1.00      --      --      --
Accumulation unit value at end of period           $ 2.30  $ 2.06  $ 1.66  $ 1.31  $ 1.40  $ 1.26  $ 0.98      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,230     591     432     423     280      64      79      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period     $ 1.28  $ 1.09  $ 0.77  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.43  $ 1.28  $ 1.09  $ 0.77      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        833     690     347      12      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period     $ 1.59  $ 1.35  $ 0.95  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.72  $ 1.59  $ 1.35  $ 0.95      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        355     322     247       4      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period     $ 1.27  $ 1.19  $ 1.03  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.29  $ 1.27  $ 1.19  $ 1.03      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      4,642   2,922   1,544      10      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period     $ 1.03  $ 0.98  $ 0.84  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.15  $ 1.03  $ 0.98  $ 0.84      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        167     147      87      12      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period     $ 1.19  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.25  $ 1.19      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                         27       4      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

114 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                  2005    2004    2003    2002    2001    2000    1999    1998    1997    1996
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period     $ 1.62  $ 1.58  $ 1.53  $ 1.47  $ 1.38  $ 1.33  $ 1.33  $ 1.33  $ 1.24  $ 1.17
Accumulation unit value at end of period           $ 1.63  $ 1.62  $ 1.58  $ 1.53  $ 1.47  $ 1.38  $ 1.33  $ 1.33  $ 1.33  $ 1.24
Number of accumulation units outstanding
at end of period (000 omitted)                      8,279   9,515   7,119   7,272   8,923   9,498   8,127   5,689   2,544   1,377
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period     $ 1.41  $ 1.21  $ 0.87  $ 1.09  $ 1.08  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.58  $ 1.41  $ 1.21  $ 0.87  $ 1.09  $ 1.08      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,698   1,026     605     238     115       7      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period     $ 1.17  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.55  $ 1.17      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,033     198      --      --      --      --      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period     $ 0.47  $ 0.44  $ 0.37  $ 0.50  $ 0.74  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 0.50  $ 0.47  $ 0.44  $ 0.37  $ 0.50  $ 0.74      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        413     471     499     270     228     200      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (8/26/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period     $ 1.16  $ 1.05  $ 0.85  $ 0.93  $ 0.90  $ 1.00  $ 1.00      --      --      --
Accumulation unit value at end of period           $ 1.19  $ 1.16  $ 1.05  $ 0.85  $ 0.93  $ 0.90  $ 1.00      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      3,380   3,074   2,699   2,403   5,449     556       8      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period     $ 1.56  $ 1.50  $ 1.18  $ 1.53  $ 1.89  $ 2.33  $ 1.91  $ 1.56  $ 1.27  $ 1.20
Accumulation unit value at end of period           $ 1.64  $ 1.56  $ 1.50  $ 1.18  $ 1.53  $ 1.89  $ 2.33  $ 1.91  $ 1.56  $ 1.27
Number of accumulation units outstanding
at end of period (000 omitted)                      4,590   4,708   4,663   5,116   6,019   6,358   5,864   5,163   3,813   2,350

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period     $ 1.32  $ 1.23  $ 1.02  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.44  $ 1.32  $ 1.23  $ 1.02      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        377     159      29      --      --      --      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period     $ 1.22  $ 1.20  $ 0.98  $ 1.27  $ 1.54  $ 1.72  $ 1.32  $ 1.05  $ 1.00      --
Accumulation unit value at end of period           $ 1.22  $ 1.22  $ 1.20  $ 0.98  $ 1.27  $ 1.54  $ 1.72  $ 1.32  $ 1.05      --
Number of accumulation units outstanding
at end of period (000 omitted)                      3,748   4,250   4,512   3,938   4,237   3,717   2,141   1,108      69      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period     $ 1.41  $ 1.29  $ 1.00      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.45  $ 1.41  $ 1.29      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        241     223     175      --      --      --      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 115

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                  2005    2004    2003    2002    2001    2000    1999    1998    1997    1996
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period     $ 1.10  $ 1.00      --      --      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.09  $ 1.10      --      --      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                         --      --      --      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period     $ 1.15  $ 1.16  $ 1.16  $ 1.11  $ 1.06  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.15  $ 1.15  $ 1.16  $ 1.16  $ 1.11  $ 1.06      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,359   2,330   1,256     248     117      39      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period     $ 1.27  $ 1.07  $ 0.79  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.33  $ 1.27  $ 1.07  $ 0.79      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,323     692     192      35      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period     $ 1.46  $ 1.26  $ 0.98  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period           $ 1.50  $ 1.46  $ 1.26  $ 0.98      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      3,864   1,094     458      --      --      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (9/22/1999)
Accumulation unit value at beginning of period     $ 1.55  $ 1.33  $ 0.94  $ 1.15  $ 1.04  $ 1.15  $ 1.00      --      --      --
Accumulation unit value at end of period           $ 1.70  $ 1.55  $ 1.33  $ 0.94  $ 1.15  $ 1.04  $ 1.15      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,171     455     382     351     268     231      19      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 1.01  $ 0.94  $ 0.78  $ 0.90  $ 0.99  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.04  $ 1.01  $ 0.94  $ 0.78  $ 0.90  $ 0.99      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,736   1,457   1,313   1,043     580     201      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 1.02  $ 0.93  $ 0.75  $ 1.01  $ 1.09  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.04  $ 1.02  $ 0.93  $ 0.75  $ 1.01  $ 1.09      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        148     155     156     158     119      14      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 1.14  $ 1.04  $ 0.84  $ 1.05  $ 1.13  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.19  $ 1.14  $ 1.04  $ 0.84  $ 1.05  $ 1.13      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,186   1,526   1,128     922     553     180      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period     $ 0.78  $ 0.72  $ 0.56  $ 0.73  $ 0.89  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 0.85  $ 0.78  $ 0.72  $ 0.56  $ 0.73  $ 0.89      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        203     177     116      89      60      --      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 0.66  $ 0.62  $ 0.51  $ 0.69  $ 0.87  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 0.64  $ 0.66  $ 0.62  $ 0.51  $ 0.69  $ 0.87      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        299     306     285     233     190     151      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 0.67  $ 0.65  $ 0.53  $ 0.74  $ 0.95  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 0.69  $ 0.67  $ 0.65  $ 0.53  $ 0.74  $ 0.95      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      7,601   2,854   2,456   2,281   2,046     887      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

116 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                  2005    2004    2003    2002    2001    2000    1999    1998    1997    1996
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (3/3/2000)
Accumulation unit value at beginning of period     $ 1.03  $ 1.04  $ 1.05  $ 1.05  $ 1.03  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.04  $ 1.03  $ 1.04  $ 1.05  $ 1.05  $ 1.03      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                        755     718     616     596     712     309      --      --      --      --

*     The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 2.15% and 2.17%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 0.40  $ 0.35  $ 0.25  $ 0.42  $ 0.56  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 0.42  $ 0.40  $ 0.35  $ 0.25  $ 0.42  $ 0.56      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      1,363   1,351   1,424   1,243   1,146     278      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period     $ 1.31  $ 1.28  $ 1.19  $ 1.12  $ 1.06  $ 1.00      --      --      --      --
Accumulation unit value at end of period           $ 1.32  $ 1.31  $ 1.28  $ 1.19  $ 1.12  $ 1.06      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      2,193     622     225     167     155      54      --      --      --      --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 117

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                                  2005    2004
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.06  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.13  $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                                65      65
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.18  $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                                99      85
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.19  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.36  $ 1.19
Number of accumulation units outstanding at end of period (000 omitted)                                               689     225
---------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.05  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04  $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                             1,656     485
---------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.09  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.12  $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               223      67
---------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.02  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.04  $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                                67      68
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.26  $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                             1,776     548
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.21  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.40  $ 1.21
Number of accumulation units outstanding at end of period (000 omitted)                                               278      52
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.28  $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                               383     229
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.12  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11  $ 1.12
Number of accumulation units outstanding at end of period (000 omitted)                                               251     113
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.34  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.49  $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                                26      23
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.16  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10  $ 1.16
Number of accumulation units outstanding at end of period (000 omitted)                                               638     188
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

118 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005    2004
---------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.19  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.32  $ 1.19
Number of accumulation units outstanding at end of period (000 omitted)                                               554     213
---------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.15  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.28  $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                                 1       1
---------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.16  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.25  $ 1.16
Number of accumulation units outstanding at end of period (000 omitted)                                                 2       2
---------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.07  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.07  $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                               843     319
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.14  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                 8       6
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.18  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.24  $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.03  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                 5       5
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                                     $ 1.15  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.28  $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                               799      30
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                                     $ 1.17  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.53  $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                               416     152
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                                     $ 1.07  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.14  $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                               365     130
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                                     $ 1.05  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.09  $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               910     594

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 119

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005    2004
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                                     $ 1.06  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.15  $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               100      77
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.03  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                                13      13
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                                     $ 1.10  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.08  $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                                     $ 0.99  $ 1.00
Accumulation unit value at end of period                                                                           $ 0.99  $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                               316      70
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                                     $ 1.15  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.19  $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                               818     299
---------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.13  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.15  $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                             1,875     582
---------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.15  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.25  $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                               423     139
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.09  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.08  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.11  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                               213     138
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.10  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.19  $ 1.10
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

120 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                  2005    2004
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.06  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.01  $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.06  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               467     120
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 0.99  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.00  $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                                64      --

*     The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 1.49% and 1.50%, respectively.
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.06  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.10  $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                                --      --
---------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                                                     $ 1.03  $ 1.00
Accumulation unit value at end of period                                                                           $ 1.03  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               438     186
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS 121

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ..........................................   p. 3
Rating Agencies ......................................................   p. 4
Revenues Received During Calendar Year 2005 ..........................   p. 4
Principal Underwriter ................................................   p. 5
Independent Registered Public Accounting Firm ........................   p. 5
Condensed Financials Information (Unaudited) .........................   p. 6
Financial Statements


------------------------------------------------------------------------------

122 WELLS FARGO ADVANTAGE BUILDER SELECT VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

            (C)2007 Ameriprise Financial, Inc. All rights reserved.

45303 F (1/07)

PROSPECTUS


JAN. 2, 2007


WELLS FARGO

ADVANTAGE(R) BUILDER VARIABLE ANNUITY

FOR CONTRACTS PURCHASED IN THE STATE OF OREGON THE NAME OF THE PRODUCT IS CHANGED TO: ADVANTAGE BUILDER VARIABLE ANNUITY.

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)


           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/ RIVERSOURCE MVA ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


NEW WELLS FARGO ADVANTAGE(R) BUILDER VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds                                               o     MFS(R) Variable Insurance Trust(SM)

o     The Dreyfus Socially Responsible Growth Fund, Inc.                         o     Oppenheimer Variable Account Funds

o     Fidelity(R) Variable Insurance Products - Service Class 2                  o     Putnam Variable Trust - Class IB Shares

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -      o     RiverSource(SM) Variable Portfolio Funds
      Class 2

                                                                                 o     Wells Fargo Variable Trust Funds
o     Goldman Sachs Variable Insurance Trust (VIT)


Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits which we may reverse up to the maximum withdrawal charge under certain circumstances. (See "Buying Your Contract -- Purchase Payment Credits.") Expense charges from contracts with purchase payment credits may be higher than charges for contracts without such credits. The amount of the credit may be more than offset by additional fees and charges associated with the credit.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 1

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.


TABLE OF CONTENTS

KEY TERMS ...............................................................    3
THE CONTRACT IN BRIEF ...................................................    4
EXPENSE SUMMARY .........................................................    6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) .............................   11
FINANCIAL STATEMENTS ....................................................   11
THE VARIABLE ACCOUNT AND THE FUNDS ......................................   11
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ....................................   19
THE ONE-YEAR FIXED ACCOUNT ..............................................   22
BUYING YOUR CONTRACT ....................................................   23
CHARGES .................................................................   26
VALUING YOUR INVESTMENT .................................................   30
MAKING THE MOST OF YOUR CONTRACT ........................................   32
WITHDRAWALS .............................................................   37
TSA -- SPECIAL WITHDRAWAL PROVISIONS ....................................   37
CHANGING OWNERSHIP ......................................................   38
BENEFITS IN CASE OF DEATH ...............................................   38
OPTIONAL BENEFITS .......................................................   42
THE ANNUITY PAYOUT PERIOD ...............................................   50
TAXES ...................................................................   52
VOTING RIGHTS ...........................................................   55
SUBSTITUTION OF INVESTMENTS .............................................   55
ABOUT THE SERVICE PROVIDERS .............................................   56
ADDITIONAL INFORMATION ..................................................   57
APPENDIX: CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...................   58
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............   65

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments and any purchase payment credits or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for Guarantee Periods we declare when you allocate purchase payments and any purchase payment credits or transfer contract value to a GPA. Withdrawals and transfers from the GPAs done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED AND RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits. We will not deduct any other charges. (See "Buying Your Contract -- Purchase Payment Credits.") However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 11)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each GPA is $1,000. We reserve the right to restrict the amount of any purchase payment allocated to the GPAs and the one-year fixed account if the interest rate we are then crediting to the GPAs or one-year fixed account is equal to the minimum interest rate stated in the contract. These accounts may not be available in all states. (p. 19 and p. 22)


4 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments. Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract. (p. 23)

MINIMUM PURCHASE PAYMENTS

   FOR SYSTEMATIC INVESTMENT PLANS (SIPS)

      $50 for additional payments.

   FOR ALL OTHER PAYMENT PLANS

      $100 for additional payments.

MAXIMUM TOTAL PURCHASE PAYMENTS*

      $1,000,000.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. We reserve the right to limit transfers to the GPAs and the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p.
33)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. 37)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 38)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 38)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 42)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 50)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 52)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values. We may also be required to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a six-year or eight-year withdrawal charge schedule at the time of application.

           SIX-YEAR SCHEDULE                      EIGHT-YEAR SCHEDULE
YEARS FROM PURCHASE  WITHDRAWAL CHARGE  YEARS FROM PURCHASE  WITHDRAWAL CHARGE
  PAYMENT RECEIPT       PERCENTAGE        PAYMENT RECEIPT       PERCENTAGE
     1                     8%                    1                  8%
     2                     8                     2                  8
     3                     8                     3                  8
     4                     6                     4                  8
     5                     4                     5                  8
     6                     2                     6                  6
     Thereafter            0                     7                  4
                                                 8                  2
                                                 Thereafter         0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract had a six-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.32% if the assumed investment rate is 3.5% and 6.82% if the assumed investment rate is 5%. If the original contract had an eight-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.07% if the assumed investment rate is 3.5% and 6.57% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

You can choose the length of your contract's withdrawal charge schedule and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                            VARIABLE ACCOUNT     TOTAL MORTALITY AND    TOTAL VARIABLE
                                         ADMINISTRATIVE CHARGE    EXPENSE RISK FEE     ACCOUNT EXPENSE
EIGHT-YEAR WITHDRAWAL CHARGE SCHEDULE:
STANDARD DEATH BENEFIT                            0.15%                 1.10%               1.25%
ENHANCED DEATH BENEFIT RIDER                      0.15                  1.30                1.45

SIX-YEAR WITHDRAWAL CHARGE SCHEDULE:
STANDARD DEATH BENEFIT                            0.15                  1.35                1.50
ENHANCED DEATH BENEFIT RIDER                      0.15                  1.55                1.70

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                      $  30
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

BENEFIT PROTECTOR DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE                               0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE                     0.40%*
(As a percentage of the contract value charged annually on the contract anniversary.)

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE                                          0.70%*
(As a percentage of the GMIB benefit base charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                     MINIMUM                  MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                       0.73%                    1.41%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                             GROSS TOTAL
                                                                          MANAGEMENT  12b-1    OTHER           ANNUAL
                                                                             FEES      FEES   EXPENSES        EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                          0.61%      --%     0.29%     0.90%(1),(2)
AIM V.I. Core Equity Fund, Series I Shares                                   0.60       --      0.27      0.87(1),(2)
The Dreyfus Socially Responsible Growth Fund, Inc., Initial Shares           0.75       --      0.06      0.81(3)
Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service Class 2       0.57     0.25      0.36      1.18(4),(5),(6)
Fidelity(R) VIP High Income Portfolio Service Class 2                        0.57     0.25      0.13      0.95(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                            0.57     0.25      0.12      0.94(6)
FTVIPT Franklin Income Securities Fund - Class 2                             0.46     0.25      0.02      0.73(7),(8)
FTVIPT Franklin Real Estate Fund - Class 2                                   0.47     0.25      0.02      0.74(7),(8)
FTVIPT Franklin Small Cap Value Securities Fund - Class 2                    0.52     0.25      0.17      0.94(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2               0.48     0.25      0.28      1.01(8),(9)
FTVIPT Mutual Shares Securities Fund - Class 2                               0.60     0.25      0.18      1.03(8)
Goldman Sachs VIT Mid Cap Value Fund                                         0.80       --      0.07      0.87(10)
Goldman Sachs VIT Structured U.S. Equity Fund                                0.65       --      0.09      0.74(11)
MFS(R) Investors Trust Series - Initial Class                                0.75       --      0.13      0.88(12)
MFS(R) Utilities Series - Initial Class                                      0.75       --      0.15      0.90(12)
Oppenheimer Global Securities Fund/VA, Service Shares                        0.63     0.25      0.04      0.92(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                           0.69     0.25      0.02      0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                             0.70     0.25      0.11      1.06(3)
Putnam VT International Equity Fund - Class IB Shares                        0.75     0.25      0.18      1.18(3)
Putnam VT Vista Fund - Class IB Shares                                       0.65     0.25      0.09      0.99(3)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund          0.67     0.13      0.16      0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                    0.59     0.13      0.17      0.89(14),(15)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                   0.55     0.13      0.14      0.82(14),(15),(16)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund     0.48     0.13      0.18      0.79(14),(15)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                0.74     0.13      0.22      1.09(14),(15),(16)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                    0.96     0.13      0.20      1.29(14),(15),(16)



WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                     GROSS TOTAL
                                                     MANAGEMENT   12b-1    OTHER        ANNUAL
                                                        FEES       FEES   EXPENSES     EXPENSES
Wells Fargo Advantage VT Asset Allocation Fund          0.55%     0.25%     0.24%      1.04%(17)
Wells Fargo Advantage VT C&B Large Cap Value Fund       0.55      0.25      0.37       1.17(17)
Wells Fargo Advantage VT Equity Income Fund             0.55      0.25      0.25       1.05(17)
Wells Fargo Advantage VT International Core Fund        0.75      0.25      0.41       1.41(17)
Wells Fargo Advantage VT Large Company Core Fund        0.55      0.25      0.33       1.13(17)
Wells Fargo Advantage VT Large Company Growth Fund      0.55      0.25      0.25       1.05(17)
Wells Fargo Advantage VT Money Market Fund              0.30      0.25      0.27       0.82(17)
Wells Fargo Advantage VT Small Cap Growth Fund          0.75      0.25      0.24       1.24(17)
Wells Fargo Advantage VT Total Return Bond Fund         0.45      0.25      0.26       0.96(17)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series I Shares has contractually agreed to waive advisory fee and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund and AIM
      V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005, adjusted to reflect current fees.

(5) The Fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.10%. This arrangement can be discontinued by the Fund's manager at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 1.02% for Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service
      Class 2 and 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2.
      These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 0.89%, respectively for FTVIPT Franklin Small Cap Value Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin
      Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets for Goldman Sachs VIT Mid Cap Value
      Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.16% of the Fund's average daily net assets for Goldman Sachs VIT Structured U.S.
      Equity Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table.
      Had these expense reductions been taken into account, "Gross total annual expenses" would be lower

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15)  The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.



8 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

(16) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund, 0.05% for RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund and 0.02% for RiverSource(SM) Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund.

(17) The Funds' investment adviser has implemented a break point schedule for the Funds' management fees. The management fees charged to the Funds will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. Other expenses may include expenses payable to affiliates of Wells Fargo & Company. The adviser has committed through April 30, 2007 to waive fees and/or reimburse the expenses to the extent necessary to maintain the Fund's net operating expense ratio. After fee waivers and expense reimbursements net expenses would be 1.00% for Wells Fargo Advantage VT Asset Allocation Fund, 1.00% for Wells Fargo Advantage VT C&B Large Cap Value Fund, 1.00% for Wells Fargo Advantage VT Equity Income Fund, 1.00% for Wells Fargo Advantage VT International Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Growth Fund, 0.75% for Wells Fargo Advantage VT Money Market Fund, 1.20% for Wells Fargo Advantage VT Small Cap Growth Fund and 0.90% for Wells Fargo Advantage VT Total Return Bond Fund. Please refer to the Fund's prospectus for additional details.



WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 9

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select both the optional Enhanced Death Benefit and GMIB. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                      IF YOU WITHDRAW YOUR CONTRACT         OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                                AT THE END OF THE APPLICABLE TIME PERIOD:  AT THE END OF THE APPLICABLE TIME PERIOD:
                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS   1 YEAR   3 YEARS    5 YEARS   10 YEARS
With an eight-year withdrawal charge schedule  $1,168.39  $1,928.00  $2,719.09  $4,043.23  $368.39  $1,128.00  $1,919.09  $4,043.23
With a six-year withdrawal charge schedule      1,194.02   2,003.40   2,442.09   4,274.13   394.02   1,203.40   2,042.09   4,274.13

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the Standard Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                    IF YOU WITHDRAW YOUR CONTRACT           OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                               AT THE END OF THE APPLICABLE TIME PERIOD:   AT THE END OF THE APPLICABLE TIME PERIOD:
                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS   1 YEAR   3 YEARS    5 YEARS   10 YEARS
With an eight-year withdrawal charge schedule  $1,004.69  $1,432.39  $1,885.72  $2,341.51  $204.69   $632.39   $1,085.72 $2,341.51
With a six-year withdrawal charge schedule      1,030.32   1,509.75   1,615.40   2,603.76   230.32    709.75    1,215.40  2,603.76

* In these examples, the $30 contract administrative charge is approximated as a .017% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract



10 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in the Appendix.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. The contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 11

      o PRIVATE LABEL: This contract is a "private label" variable annuity. This means the contract includes funds affiliated with the distributor of this contract. Purchase payments and contract values you allocate to subaccounts investing in any of the Wells Fargo Variable Trust Funds available under this contract are generally more profitable for the distributor and its affiliates than allocations you make to other subaccounts. In contrast, purchase payments and contract values you allocate to subaccounts investing in any of the RiverSource(SM) Variable Portfolio Funds are generally more profitable for us and our affiliates. (See "Revenue we receive from the funds may create potential conflicts of interest.") These relationships may influence recommendations your registered representative makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract values to a particular subaccount.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.


12 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 13

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital             Growth of capital. Invests principally in common stocks of         A I M Advisors, Inc.
Appreciation Fund,           companies likely to benefit from new or innovative products,
Series I Shares              services or processes as well as those with above-average
                             growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the
                             United States.
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,   Growth of capital. Invests normally at least 80% of its net        A I M Advisors, Inc.
Series I Shares              assets, plus the amount of any borrowings for investment
                             purposes, in equity securities, including convertible securities of established companies that have long-term above-average growth in earnings and dividends and growth companies that are believed to have the potential for above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.
------------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially         Capital growth, with current income as a secondary goal. To        The Dreyfus Corporation
Responsible Growth Fund,     pursue these goals, the fund, under normal circumstances,
Inc., Initial Share Class    invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund may invest in common stocks of
                             foreign companies whose U.S. operations are evaluated in
                             accordance with the social screens set forth above.
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Dynamic      Seeks capital appreciation. Normally invests primarily in          Fidelity Management & Research
Capital Appreciation         common stocks. Invests in domestic and foreign issuers. The        Company (FMR), investment manager;
Portfolio Service Class 2    Fund invests in either "growth" or "value" stocks or both.         FMR U.K., FMR Far East, Fidelity
                                                                                                Investments Japan Limited (FIJ) and
                                                                                                FMR Co. Inc. (FMRC), sub-investment
                                                                                                advisers.
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP High Income  Seeks a high level of current income, while also considering       Fidelity Management & Research
Portfolio Service Class 2    growth of capital. Normally invests primarily in                   Company (FMR), investment manager;
                             income-producing debt securities, preferred stocks and             FMR U.K., FMR Far East,
                             convertible securities, with an emphasis on lower-quality          sub-investment advisers.
                             debt securities. May invest in non-income producing securities, including defaulted securities and common stocks. Invests in companies in troubled or uncertain financial condition.
                             The Fund invests in domestic and foreign issuers.
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap      Long-term growth of capital. Normally invests primarily in         Fidelity Management & Research
Portfolio Service Class 2    common stocks. Normally invests at least 80% of assets in          Company (FMR), investment manager;
                             securities of companies with medium market capitalizations.        FMR U.K., FMR Far East,
                             May invest in companies with smaller or larger market              sub-investment advisers.
                             capitalizations. Invests in domestic and foreign issuers. The
                             Fund invests in either "growth" or "value" common stocks
                             or both.
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income       Seeks to maximize income while maintaining prospects for           Franklin Advisers, Inc.
Securities Fund - Class 2    capital appreciation. The Fund normally may invests in both equity and debt securities. The Fund seeks income by investing on corporate, foreign, and U.S. Treasury bonds as well as
                             stocks with dividend yields the manager believes are attractive.
------------------------------------------------------------------------------------------------------------------------------------


14 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real         Seeks capital appreciation, with current income as a secondary     Franklin Advisers, Inc.
Estate Fund - Class 2        goal. The Fund normally invests at least 80% of its net assets in investments of companies operating in the real estate sector.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small        Seeks long-term total return. The Fund normally invests at         Franklin Advisory Services, LLC
Cap Value Securities         least 80% of its net assets in investments of small
Fund - Class 2               capitalization companies, and normally invests predominantly in equity securities. For this Fund, small-capitalization
                             companies are those with market capitalization values not
                             exceeding $2.5 billion, at the time of purchase. The Fund
                             invests mainly in equity securities of companies that the
                             manager believes are undervalued.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin              Seeks long-term capital growth. The Fund normally invests at       Franklin Advisers, Inc.
Small-Mid Cap Growth         least 80% of its net assets in investments of small
Securities Fund - Class 2    capitalization (small cap) and mid capitalization (mid cap)
                             companies. For this Fund, small-cap companies are those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with market capitalization values not exceeding $8.5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares         Seeks capital appreciation, with income as a secondary goal.       Franklin Mutual Advisers, LLC
Securities Fund - Class 2    The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT            Seeks long-term capital appreciation. The Fund invests, under      Goldman Sachs Asset Management, L.P.
Mid Cap Value Fund           normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of
                             purchase) ("Net Assets") in a diversified portfolio of equity investments in mid-cap issuers with public stock market
                             capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap(R) Value Index at the time of investment. If the market capitalization of a
                             company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The
                             capitalization range of the Russell Midcap(R) Value Index is currently between $276 million and $14.9 billion. Although the
                             Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and
                             securities quoted in foreign currencies. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market capitalizations outside the range of
                             companies constituting the Russell Midcap(R) Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs VIT            The Fund seeks long-term growth of capital and dividend            Goldman Sachs Asset Management, L.P.
Structured U.S. Equity Fund  income. The Fund invests, under normal circumstances, at least
                             90% of its total assets (not including securities lending
                             collateral and any investment of that collateral) measured at time of purchase ("Total Assets") in a diversified portfolio of equity investments in U.S. issuers, including foreign
                             companies that are traded in the United States. However, it is currently anticipated that, under normal circumstances, the
                             Fund will invest at least 95% of its net assets plus any
                             borrowings for investment purposes (measured at the time of purchase) in such equity investments. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's
                             expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index. The
                             Fund seeks a broad representation in most major sectors of the
                             U.S. economy and a portfolio consisting of companies with
                             average long-term earnings growth expectations and dividend yields. The Fund is not required to limit its investments to securities in the S&P 500 Index. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.


------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Trust       Long-term growth of capital with a secondary objective to seek     MFS Investment Management(R)
Series - Initial Class       reasonable current income. Invests primarily in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -    Capital growth and current income. Invests primarily in equity     MFS Investment Management(R)
Initial Class                and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global           Long-term capital appreciation. Invests mainly in common           OppenheimerFunds, Inc.
Securities Fund/VA,          stocks of U.S. and foreign issuers that are "growth-type"
Service Shares               companies, cyclical industries and special situations that are considered to have appreciation possibilities.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic        High level of current income principally derived from interest     OppenheimerFunds, Inc.
Bond Fund/VA,                on debt securities. Invests mainly in three market sectors: debt
Service Shares               securities of foreign governments and companies, U.S.
                             government securities and lower-rated high yield securities of
                             U.S. and foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences    Seeks capital appreciation. The fund pursues its goal by           Putnam Investment Management, LLC
Fund - Class IB Shares       investing mainly in common stocks of companies in the health sciences industries, with a focus on growth stocks. Under
                             normal circumstances, the fund invests at least 80% of its net assets in securities of (a) companies that derive at least 50% of their assets, revenues or profits from the pharmaceutical, health care services, applied research and development and medical equipment and supplies industries, or (b) companies Putnam
                             Management thinks have the potential for growth as a result of their particular products, technology, patents or other market advantages in the health sciences industries.

------------------------------------------------------------------------------------------------------------------------------------


16 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International      Seeks capital appreciation. The fund pursues its goal by           Putnam Investment Management, LLC
Equity Fund - Class IB       investing mainly in common stocks of companies outside the
Shares                       United States that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -       Seeks capital appreciation. The fund pursues its goal by           Putnam Investment Management, LLC
Class IB Shares              investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         High level of current income and, as a secondary goal, steady      RiverSource Investments, LLC
Portfolio - Diversified      growth of capital. Under normal market conditions, the Fund        (RiverSource Investments)
Equity Income Fund           invests at least 80% of its net assets in dividend-paying
                             common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         High current income, with capital growth as a secondary            RiverSource Investments
Portfolio - High Yield       objective. Under normal market conditions, the Fund invests at
Bond Fund                    least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Capital appreciation. Under normal market conditions, the          RiverSource Investments
Portfolio - Large Cap        Fund invests at least 80% of its net assets in equity securities
Equity Fund                  of companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         A high level of current income and safety of principal             RiverSource Investments
Portfolio - Short Duration   consistent with an investment in U.S. government and
U.S. Government Fund         government agency securities. Under normal market
                             conditions, at least 80% of the Fund's net assets are invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Long-term capital growth. Under normal market conditions,          RiverSource Investments, adviser;
Portfolio - Small Cap        at least 80% of the Fund's net assets are invested in equity       Kenwood Capital Management LLC,
Advantage Fund               securities of companies with market capitalization of up to        subadviser
                             $2 billion or that fall within the range of the Russell 2000(R)
                             Index at the time of investment.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Long-term capital appreciation. Invests primarily in equity        RiverSource Investments, adviser;
Portfolio - Small Cap        securities. Under normal market conditions, at least 80% of the    Goldman Sachs Asset Management,
Value Fund                   Fund's net assets will be invested in small cap companies with     L.P., Royce & Associates, LLC,
                             market capitalization, at the time of investment, of up to         Donald Smith & Co., Inc., Franklin
                             $2.5 billion or that fall within the range of the Russell 2000(R)  Portfolio Associates LLC and Barrow,
                             Value Index.                                                       Hanley, Mewhinney & Strauss, Inc.,
                                                                                                subadvisers.

------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 17

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Long-term total return consistent with reasonable risk. The        Wells Fargo Funds Management, LLC,
Asset Allocation Fund        Fund invests in equity and fixed income securities with an         adviser; Wells Capital Management
                             emphasis on equity securities. The Fund does not select            Incorporated, subadviser.
                             individual securities for investment, rather, it buys
                             substantially all of the securities of various indexes to
                             replicate such indexes. The Fund invests the equity portion of its assets in common stocks to replicate the S&P 500 Index, and invests the fixed income portion of its assets in U.S. Treasury
                             Bonds to replicate the Lehman Brothers 20+ Treasury Index. The
                             Fund seeks to maintain a 95% or better performance correlation with the respective indexes, before fees and expenses, regardless of market conditions. The Fund's "neutral" target allocation is
                             60% equity securities and 40% fixed income securities.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Maximum long-term total return consistent with minimizing          Wells Fargo Funds Management, LLC,
C&B Large Cap Value Fund     risk to principal. Seeks maximum long-term total return,           adviser; Cooke & Bieler, L.P.,
                             consistent with minimizing risk to principal. The Fund             subadviser
                             principally invests in large-capitalization securities, which we define as securities of companies with market capitalizations of
                             $1 billion or more. The Fund seeks total return by targeting companies that we believe are undervalued, possess strong
                             financial positions and have a consistency and predictability on their earnings growth.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Long-term capital appreciation and above-average dividend          Wells Fargo Funds Management, LLC,
Equity Income Fund           income. The Fund invests primarily in equity securities that the   adviser; Wells Capital Management
                             advisers believe are undervalued in relation to various            Incorporated, subadviser.
                             valuation measures, and that have strong return potential and above-average dividend income. The Fund invests principally in securities of companies with market capitalizations of
                             $3 billion or more.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Long-term capital appreciation. The Fund seeks long-term           Wells Fargo Funds Management, LLC,
International Core Fund      capital appreciation by investing principally in non-U.S.          adviser; New Star Institutional
                             securities, with focus on companies with strong growth             Managers Limited, subadviser.
                             potential that offer relative values. These companies typically have distinct competitive advantages, high or improving
                             returns on invested capital and a potential for positive earnings surprises. The Fund may invest in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Total return comprised of long-term capital appreciation and       Wells Fargo Funds Management, LLC,
Large Company Core Fund      current income. The Fund invests at least 80% of its assets in     adviser; Matrix Asset Advisors,
                             securities of large-capitalization companies, which are defined    Inc., subadviser.
                             as those with market capitalizations of $3 billion or more. The
                             Fund may invest up to 25% of the Fund's assets in foreign
                             securities through ADRs and similar investments.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Long-term capital appreciation. Invests in the common stocks       Wells Fargo Funds Management, LLC,
Large Company                of large U.S. companies that the adviser believes have superior    adviser; Peregrine Capital
Growth Fund                  growth potential. Investments are principally in securities of     Management, Inc., subadviser.
                             companies with market capitalizations of $3 billion or more.

------------------------------------------------------------------------------------------------------------------------------------


18 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Current income, while preserving capital and liquidity.            Wells Fargo Funds Management, LLC,
Money Market Fund            Invests primarily in high-quality money market instruments.        adviser; Wells Capital Management
                                                                                                Incorporated, subadviser.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Long-term capital appreciation. Focus is on companies              Wells Fargo Funds Management, LLC,
Small Cap Growth Fund        believed to have above-average growth potential or that may be     adviser; Wells Capital Management
                             involved in new or innovative products, services and processes.    Incorporated, subadviser.
                             Invests principally in securities of companies with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2000 Index, which is considered a small capitalization index that is expected to change frequently.

------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT     Total return consisting of income and capital appreciation.        Wells Fargo Funds Management, LLC,
Total Return Bond Fund       The fund invests in a broad range of investment-grade debt         adviser; Wells Capital Management
                             securities, including U.S. government obligations, corporate       Incorporated, subadviser.
                             bonds, mortgage- and other asset-backed securities and
                             money-market instruments. Under normal circumstances, we
                             expect to maintain an overall effective duration range between
                             4 and 5 1/2 years.

------------------------------------------------------------------------------------------------------------------------------------

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments and purchase payment credits to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The minimum required investment in each GPA is $1,000. There are restrictions on the amount you can allocate to these accounts as well as on transfers from these accounts (see "Buying Your Contract" and "Transfer policies"). These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below.) During this 30 day window you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business.We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 19

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

                    IF YOUR GPA RATE IS:             THE MVA IS:
             Less than the new GPA rate + 0.10%        Negative
             Equal to the new GPA rate + 0.10%         Zero
             Greater than the new GPA rate + 0.10%     Positive


20 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

GENERAL EXAMPLES

Assume:

As the examples below demonstrate, the application of an MVA may result in either a gain or loss of principal. We refer to all of the transactions described below as "early withdrawals."

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

  EARLY WITHDRAWAL AMOUNT X [(  1 + i   ) (TO THE POWER OF n/12) - 1] = MVA
                             ------------
                             1 + j + .001

  Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

        j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

        n = number of months remaining in the current Guarantee Period
            (rounded up).


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 21

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

      $1,000 x [(    1.030    ) (TO THE POWER OF 84/12) - 1] = -$39.84
                ---------------
                1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

      $1,000 x [(    1.030    ) (TO THE POWER OF 84/12) - 1] = $27.61
                ---------------
                1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 4% if the six-year withdrawal charge schedule applies and 6% if the eight-year withdrawal charge schedule applies. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. In some states, the MVA is limited.

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate offered may vary by state but will not be lower than state law allows.


There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies").

Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


22 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified annuity or a nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you applied, you selected (if available in your state):

o     the length of the withdrawal charge period (six or eight years)(1);

o     the optional Benefit Protector Death Benefit Rider(2);

o     the optional Benefit Protector Plus Death Benefit Rider(2);

o     the optional Enhanced Death Benefit Rider(2);

o     the optional Guaranteed Minimum Income Benefit Rider(3);

o the one-year fixed account, GPAs and/or subaccounts in which you want to invest(4);

o     how you want to make purchase payments; and

o     a beneficiary.

(1) The six-year withdrawal charge schedule is not available under contracts issued in Oregon and contracts issued through Ameriprise Financial Services, Inc.

(2) You may select one of the following: the EDB, the Benefit Protector or the Benefit Protector Plus. Riders may not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. The EDB is only available if both you and the annuitant are 79 or younger at contract issue.

(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select the EDB. Riders may not be available in all states.

(4) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs are not available in Maryland, Oregon, Pennsylvania or Washington and may not be available in other states.

The contract provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs. For contracts with applications signed on or after June 16, 2003, the amount of any purchase payment allocated to the GPAs and the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish a dollar cost averaging arrangement with respect to the purchase payment according to procedures currently in effect, or you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

We apply your purchase payments to the GPAs, one-year fixed account and subaccounts you select. If we receive your purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a SIP. To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date. For contracts issued in Oregon, purchase payments may not be made after the first contract anniversary.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 23

THE RETIREMENT DATE

Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. You can also select a date within the maximum limits. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to avoid IRS penalty taxes, the retirement date generally must be:

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM PURCHASE PAYMENTS

   If paying by SIP:

       $50 initial payment.
       $50 for additional payments.

   If paying by any other method:

       $100 for additional payments.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*

       $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.



24 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

PURCHASE PAYMENT CREDITS

You will generally receive a purchase payment credit with every payment you make to your contract. We apply this credit immediately. We allocate the credit to the GPAs, one-year fixed account and subaccounts in the same proportions as your purchase payment. We apply the credit as a percentage of your net current payment based on the following schedule:

               IF TOTAL NET PAYMENTS* MADE DURING             THEN THE PURCHASE PAYMENT
              THE LIFE OF THE CONTRACT EQUALS ...           CREDIT PERCENTAGE EQUALS ...
               Less than $10,000                                         1%
               $10,000 to less than 1 million                            2
               $1 million to less than 5 million                         3
               $5 million and over                                       4

*     Net payments equal total payments less total withdrawals.

If you make any additional payments that cause the contract to become eligible for a higher percentage credit, we will add credits to your prior payments (less total withdrawals). We allocate credits according to the purchase payment allocation on the date we add the credits to the contract.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example your purchase payment check is returned for insufficient funds).

To the extent a death benefit or withdrawal payment includes purchase payment credits applied within twelve months preceding: (1) the date of death that results in a lump sum death benefit under this contract; or (2) a request for withdrawal charge waiver due to "Contingent events" (see "Charges -- Contingent events"), we will assess a charge, similar to a withdrawal charge, equal to the amount of the purchase payment credits. The amount we pay to you under these circumstances will always equal or exceed your withdrawal value.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 25

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary, or earlier if the contract is withdrawn. Some states limit the amount of the contract charge allocated to the one-year fixed account. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account. We cannot increase these fees.

These fees are based on the withdrawal charge schedule and death benefits that apply to your contract.

                                   EIGHT-YEAR WITHDRAWAL     SIX-YEAR WITHDRAWAL
                                      CHARGE SCHEDULE          CHARGE SCHEDULE
Standard death benefit                     1.10%                    1.35%
Enhanced death benefit rider               1.30                     1.55

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below will cover sales and distribution expenses.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.


26 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge an annual fee (currently 0.70%) based on the GMIB benefit base for this optional feature only if you select it. If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate the GMIB fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the GMIB fee adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. For details on how we calculate the fee, see "Optional Benefits -- Guaranteed Minimum Income Benefit Rider."

WITHDRAWAL CHARGE

If you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or part of the withdrawal amount is from purchase payments we received less than six or eight years before the date of withdrawal. You select the withdrawal charge period at the time of your application for the contract. The withdrawal charge percentages that apply to you are shown in your contract. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustments (MVA).")

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, if you selected the eight-year schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 4%. At the beginning of the ninth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

      (a)   is 10% of your prior anniversary's contract value, and

      (b)   is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment and purchase payment credit to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 27

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                  (ACV - XSF)
      PPW = XSF + ----------- X (PPNPW - XSF)
                  (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn, depending on the schedule you selected*:

                    SIX-YEAR SCHEDULE*                       EIGHT-YEAR SCHEDULE
         YEARS FROM PURCHASE   WITHDRAWAL CHARGE   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
           PAYMENT RECEIPT         PERCENTAGE        PAYMENT RECEIPT         PERCENTAGE
                  1                    8%                   1                   8%
                  2                    8                    2                   8
                  3                    8                    3                   8
                  4                    6                    4                   8
                  5                    4                    5                   8
                  6                    2                    6                   6
                  Thereafter           0                    7                   4
                                                            8                   2
                                                            Thereafter          0

* The six-year withdrawal charge schedule is not available under contracts issued in Oregon and contracts issued through Ameriprise Financial
      Services, Inc.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract had a six-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.32% if the assumed investment rate is 3.5% and 6.82% if the assumed investment rate is 5%. If the original contract had an eight-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.07% if the assumed investment rate is 3.5% and 6.57% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with an eight-year withdrawal charge schedule with this history:

o The contract date is Nov. 1, 2004 with a contract year of Nov. 1 through Oct. 31 and with an anniversary date of Nov. 1 each year; and

o     We received these payments

      -- $10,000 Nov. 1, 2004;

      -- $8,000 Dec. 31, 2010; and

      -- $6,000 Feb. 20, 2012; and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2014 and made no other withdrawals during that contract year; and

o     The prior anniversary Nov. 1, 2013 contract value was $38,488.


28 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

WITHDRAWAL CHARGE   EXPLANATION
     $     0        $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

           0 $10,252.20 is contract earnings in excess of the 10% TFA withdrawal amount withdrawn without withdrawal charge; and

           0 $10,000 Nov. 1, 2004 purchase payment was received nine or more years before withdrawal and is withdrawn without withdrawal charge; and

         640 $8,000 Dec. 31, 2010 purchase payment is in its fourth year from receipt, withdrawn with an 8% withdrawal charge;
                    and

         480        $6,000 Feb. 20, 2012 purchase payment is in its third year from receipt withdrawn with an 8% withdrawal charge.
     -------
     $ 1,120

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent it exceeds contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o withdrawals made as a result of one of the "Contingent events"* described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period;* and

o     death benefits.*

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

o Withdrawals you make if you or the annuitant become disabled within the meaning of the Code Section 72(m)(7) after contract issue. The disabled person must also be receiving Social Security disability or state long term disability benefits. The disabled person must be age 70 or younger at the time of withdrawal. You must provide us with a signed letter from the disabled person stating that he or she meets the above criteria, a legible photocopy of Social Security disability or state long term disability benefit payments and the application for such payments.

o Withdrawals you make once a year if you or the annuitant become unemployed at least one year after contract issue, up to the following amounts each year:

      (a) 25% of your prior anniversary's contract value (or $10,000 if greater) if the unemployment condition is met for at least 30 straight days; or

      (b) 50% of your prior anniversary's contract value (or $10,000 if greater) if the unemployment condition is met for at least 180 straight days.

The unemployment condition is met if the unemployed person is currently receiving unemployment compensation from a government unit of the United States, whether federal or state. You must provide us with a signed letter from the unemployed person stating that he or she meets the above criteria with a legible photocopy of the unemployment benefit payments meeting the above criteria with regard to dates.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 29

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o plus any purchase payment credits allocated to the GPAs and the one-year fixed accounts;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

      -- Guaranteed Minimum Income Benefit rider

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge, or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.


30 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

      -- Guaranteed Minimum Income Benefit rider

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 31

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                           NUMBER
By investing an equal number                   AMOUNT     ACCUMULATION    OF UNITS
of dollars each month ...            MONTH    INVESTED     UNIT VALUE     PURCHASED
you automatically buy                 Jan       $100          $20           5.00
more units when the                   Feb        100           18           5.56
per unit market price is low ... -->  Mar        100           17           5.88
                                      Apr        100           15           6.67
                                      May        100           16           6.25
                                      Jun        100           18           5.56
and fewer units                       Jul        100           17           5.88
when the per unit                     Aug        100           19           5.26
market price is high.            -->  Sept       100           21           4.76
                                      Oct        100           20           5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for the Tiered DCA program. Under the Tiered DCA program, you can allocate a new purchase payment and any applicable purchase payment credits to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

                                                     WE ALLOCATE YOUR NEW PURCHASE PAYMENT
IF YOUR NET CONTRACT VALUE(1) IS ...            AND ANY APPLICABLE PURCHASE PAYMENT CREDIT TO:
          $10,000-$49,999                                       Tier 1 DCA account
          $50,000 or more                                       Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment and purchase payment credit. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, purchase payment credits, withdrawal requests and exchange requests submitted with your application.

(2) You cannot allocate your new purchase payments and purchase payment credits to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for only six months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the GPAs, the one-year fixed account and/or subaccount you select over the six-month period. If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.


32 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

We reserve the right to credit a lower interest rate to each Tiered DCA account if you select the GPAs or the one-year fixed account as part of your Tiered DCA transfers. We credit higher rates on the Tier 2 DCA account than on the Tier 1 DCA account. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment and purchase payment credit, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

We credit each Tiered DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account you cannot allocate additional purchase payments to a it. However, you may establish another new Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment and purchase payment credit to the account and credit interest on that purchase payment and purchase payment credit on the date we receive it. This means that all purchase payments and purchase payment credits may not be in the Tiered DCA account at the beginning of the six-month period. Therefore, you may receive less total interest than you would have if all your purchase payments and purchase payment credits were in the Tiered DCA account from the beginning. If we receive any of your multiple payments after the six-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Tiered DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Tiered DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments and purchase payment credits that are already in a Tiered DCA account. For more information on the Tiered DCA program, contact your investment professional.

The Tiered DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through the periods of low levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Tiered DCA program and you change your subaccount asset allocation for the asset rebalancing program, we will change your subaccount asset allocation under the Tiered DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 33

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER


34 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the GPAs and one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction. For contracts with applications signed on or after June 16, 2003, the amount of contract value transferred to the GPAs and the one-year fixed account cannot result in the value of the GPAs and the one-year fixed account in total being greater than 30% of the contract value. The time limitations on transfers from the GPAs and one-year fixed account will be enforced, and transfers out of the GPAs and one-year fixed account are limited to 30% of the GPA and one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.

o If you select a variable payout, once annuity payouts begin, you may make transfers once per contract year among the subaccounts, and during the annuity payout period we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 35

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:   Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax with holding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:       $100 monthly
                                $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:       $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                      Contract value or entire account balance
Withdrawals:                    $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


36 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --    you are at least age 59 1/2;

      --    you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      --    the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 37

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have a GMIB rider and/or Benefit Protector(SM) Plus Death Benefit rider, the rider will terminate upon transfer of ownership of your annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are two death benefit options under this contract: the standard death benefit and the Enhanced Death Benefit (EDB) Rider. If either you or the annuitant are 80 or older at contract issue, the standard death benefit will apply. If both you and the annuitant are 79 or younger at contract issue, you can elect either the standard death benefit or the EDB Rider (if it is available in your state) on your application. If you select the GMIB, you must elect the EDB Rider. Once you elect a death benefit option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under either death benefit, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you chose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

STANDARD DEATH BENEFIT

The standard death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows LESS ANY PURCHASE PAYMENT CREDITS ADDED TO THE CONTRACT IN THE LAST 12 MONTHS:

If you or the annuitant were age 80 or older at contract issue, we will pay the beneficiary the greater of:

1. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

2.    contract value.

If you and the annuitant were age 79 or younger at contract issue, we will pay the beneficiary the greatest of:

1. total purchase payments plus purchase payment credits minus adjusted partial withdrawals;

2.    contract value; or

3. the maximum anniversary value immediately preceding the date of death plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

     STANDARD DEATH BENEFIT ADJUSTED PARTIAL WITHDRAWALS = PW X DB
                                                           -------
                                                              CV

     PW = the partial withdrawal including any applicable withdrawal charge or MVA.

     DB = the death benefit on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of your (a) current contract value, or (b) total purchase payments and purchase payment credits minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV if the current contract value is higher. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.


38 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

EXAMPLE ASSUMING YOU AND THE ANNUITANT WERE AGE 79 OR YOUNGER AT CONTRACT
ISSUE:

o You purchase the contract with a payment of $20,000 on Jan. 1, 2004. We add a purchase payment credit of $400 to your contract.

o On Jan. 1, 2005 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2005 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

     We calculate the standard death benefit on March 1, 2005 as follows:
        Purchase payments and purchase payment credits minus adjusted partial withdrawals:
          Total purchase payments and purchase payment credits:                             $20,400.00
          minus the standard death benefit adjusted partial withdrawals, calculated as:

             $1,500 x $20,400 =                                                              -1,390.91
                 $22,000                                                                    ----------


        for a death benefit of:                                                             $19,009.09
        Contract value at death:                                                            $20,500.00
                                                                                            ==========
        The MAV immediately preceding the date of death
        plus any payments made since that anniversary
        minus adjusted partial withdrawals:
          MAV immediately preceding the date of death:                                      $24,000.00
          Plus purchase payments and purchase payment credits
          since the prior anniversary:                                                           +0.00
          minus the standard death benefit adjusted partial withdrawals, calculated as:

             $1,500 x $24,000 =                                                              -1,636.36
                 $22,000                                                                    ----------


        for a death benefit of:                                                             $22,363.64
                                                                                            ----------
     The standard death benefit, calculated as the greatest of
     these three values is the MAV:                                                         $22,363.64
                                                                                            ==========

ENHANCED DEATH BENEFIT (EDB) RIDER

The EDB Rider is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. This is an optional benefit that you may select for an additional charge (see "Charges"). The EDB Rider does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the EDB Rider is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add the EDB Rider to your contract at the time of purchase. Once you select the EDB Rider you may not cancel it. You may not add the EDB Rider if you add either the Benefit Protector or the Benefit Protector Plus to your contract. You must select the EDB Rider if you choose to add the Guaranteed Minimum Income Benefit Rider to your contract.

The EDB Rider provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following less any purchase payment credits added in the last 12 months:

o     the standard death benefit; or

o     the 5% rising floor.

5% RISING FLOOR: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o     the amounts allocated to the subaccounts at issue increased by 5%;

o     plus any subsequent amounts allocated to the subaccounts;

o     minus adjusted transfers and partial withdrawals from the subaccounts.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts and subtract adjusted transfers and partial withdrawals from the subaccounts. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 39

5% RISING FLOOR ADJUSTED TRANSFERS OR PARTIAL WITHDRAWALS = PWT X VAF
                                                            ---------
                                                                SV

      PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts.

      VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

      SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

EXAMPLE

o You purchase the contract with a payment of $20,000 on Jan. 1, 2004 and we add a $400 purchase payment credit to your contract. You allocate $5,100 to the one-year fixed account and $15,300 to the subaccounts.

o On Jan. 1, 2005 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $12,000. Total contract value is $17,200.

o On March 1, 2005, the one-year fixed account value is $5,300 and the subaccount value is $14,000. Total contract value is $19,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $17,800.

     The death benefit on March 1, 2005 is calculated as follows:
        The standard death benefit (which in this case is the MAV)
          MAV on the prior anniversary:                                                         $20,400.00
          plus purchase payments and purchase payment credits
          made since that anniversary:                                                               +0.00
          minus the standard death benefit adjusted partial withdrawal taken since that anniversary, calculated as:

            $1,500 x $20,400 =                                                                   -1,585.49
                $19,300                                                                         ----------


        standard death benefit, which is the MAV:                                               $18,814.51
                                                                                                ==========
        The 5% rising floor:
          The variable account floor on Jan. 1, 2005, calculated as:
             1.05 x 15,300 =                                                                    $16,065.00
          plus amounts allocated to the subaccounts since that anniversary:                          +0.00
          minus the 5% rising floor adjusted partial withdrawal
          from the subaccounts, calculated as:

            $1,500 x $16,065 =                                                                   -1,721.25
                $14,000                                                                         ----------

                -
            variable account floor benefit:                                                     $14,343.75
            plus the one-year fixed account value:                                               +5,300.00
                                                                                                ----------
        5% rising floor (value of the GPAs, the one-year fixed account and
        the variable account floor):                                                            $19,643.75
                                                                                                ==========
     EDB Rider, calculated as the greater of the standard death benefit or
     the 5% rising floor:                                                                       $19,643.75


40  WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and Benefit Protector Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan greed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the annuitant's death.

      Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and Benefit Protector Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 41

OPTIONAL BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is not available under contracts issued through Ameriprise Financial Services, Inc. The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your investment professional whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector Plus or the Enhanced Death Benefit Riders. We reserve the right to discontinue offering the Benefit Protector for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary the following less any purchase payment credits added to the contract in the last 12 months:

o     the standard death benefit (see "Benefits in Case of Death"), plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the standard death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

TERMINATING THE BENEFIT PROTECTOR

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

EXAMPLE OF THE BENEFIT PROTECTOR

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you and the annuitant are under age 70. We add a $2,000 purchase payment credit to your contract.

o On July 1, 2004 the contract value grows to $105,000. The death benefit on July 1, 2004 under the standard death benefit equals the contract value less any purchase payment credits added to the contract in the last 12 months, or $103,000. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2005 the contract value grows to $110,000. The death benefit on Jan. 1, 2005 equals:

            the standard death benefit (contract value):                                                   $110,000

            plus the Benefit Protector benefit which equals 40% of earnings at death (the standard death benefit minus payments not
            previously withdrawn):
            0.40 x ($110,000 - $100,000) =                                                        +4,000
                                                                                                --------
      Total death benefit of:                                                                   $114,000

o On Jan. 1, 2006 the contract value falls to $105,000. The death benefit on Jan. 1, 2006 equals:

            the standard death benefit (MAV):                                                   $110,000

            plus the Benefit Protector benefit which equals 40% of earnings at death:
            0.40 x ($110,000 - $100,000) =                                                        +4,000
                                                                                                --------
      Total death benefit of:                                                                   $114,000


42 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

o On Feb. 1, 2006 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your contract is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2006 equals:

            the standard death benefit (MAV adjusted for partial withdrawals):                  $ 57,619

            plus the Benefit Protector benefit which equals 40% of earnings at death:
            0.40 x ($57,619 - $55,000) =                                                          +1,048
                                                                                                --------
      Total death benefit of:                                                                   $ 58,667

o On Jan. 1, 2007 the contract value falls to $40,000. The death benefit on Jan. 1, 2007 equals the death benefit on Feb. 1, 2006. The reduction in contract value has no effect.

o On Jan. 1, 2013 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2013 equals:

            the standard death benefit (contract value):                                        $200,000

            plus the Benefit Protector benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments not
            previously withdrawn that are one or more years old                                  +55,000
                                                                                                --------
      Total death benefit of:                                                                   $255,000

o On July 1, 2013 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $1,000. Your new contract value is now $251,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2013 equals:

            the standard death benefit (contract value less any purchase payment
            credits added in the last 12 months):                                               $250,000

            plus the Benefit Protector benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments not
            previously withdrawn that are one or more years old                                  +55,000
                                                                                                --------
      Total death benefit of:                                                                   $305,000

o On July 1, 2014 the contract value remains $251,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2014 equals:

            the standard death benefit (contract value):                                        $251,000

            plus the Benefit Protector benefit which equals 40% of earnings at death (the standard death benefit minus payments
            not previously withdrawn):
            0.40 x ($251,000 - $105,000) =                                                       +58,400
                                                                                                --------
      Total death benefit of:                                                                   $309,400

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date they elect to continue the contract.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 43

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is not available under contracts issued through Ameriprise Financial Services, Inc. The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your investment professional whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to you contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is available only for purchase through a transfer, exchange or rollover from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector or the Enhanced Death Benefit Riders. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary the following less any purchase payment credits added to the contract in the last 12 months:

o     the benefits payable under the Benefit Protector described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                       PERCENTAGE IF YOU AND THE ANNUITANT ARE                PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR          UNDER AGE 70 ON THE RIDER EFFECTIVE DATE               70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                                0%                                                     0%
Three and Four                            10                                                   3.75
Five or more                              20                                                    7.5

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows (less any purchase payment credits added to the contract in the last 12 months):

o     the standard death benefit (see "Benefits in Case of Death") PLUS

                       IF YOU AND THE ANNUITANT ARE UNDER                     IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR          AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...            OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One                    Zero                                                   Zero
Two                    40% x earnings at death (see above)                    15% x earnings at death
Three & Four           40% x (earnings at death + 25% initial purchase        15% x (earnings at death + 25% initial purchase
                       payment*)                                              payment*)
Five or more           40% x (earnings at death + 50% initial purchase        15% x (earnings at death + 50% initial purchase
                       payment*)                                              payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR PLUS:

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


44 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

EXAMPLE OF THE BENEFIT PROTECTOR PLUS

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you and the annuitant are under age 70. We add a $2,000 purchase payment credit to your contract.

o On July 1, 2004 the contract value grows to $105,000. The death benefit on July 1, 2004 under the standard death benefit equals the contract value less any purchase payment credits added to the contract in the last 12 months, or $103,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2005 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2005 equals:

            the standard death benefit (contract value):                                        $110,000

            plus the Benefit Protector Plus benefit which equals 40% of earnings at death
            (the standard death benefit minus payments not previously withdrawn):
            0.40 x ($110,000 - $100,000) =                                                        +4,000
                                                                                                --------

      Total death benefit of:                                                                   $114,000

o On Jan. 1, 2006 the contract value falls to $105,000. The death benefit on Jan. 1, 2006 equals:

            the standard death benefit (MAV):                                                   $110,000

            plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
            0.40 x ($110,000 - $100,000) =                                                        +4,000

            plus 10% of purchase payments made within 60 days of contract issue
            and not previously withdrawn: 0.10 x $100,000 =                                      +10,000
                                                                                                --------

      Total death benefit of:                                                                   $124,000

o On Feb. 1, 2006 the contract value remains at $105,000 and you request a partial withdrawal, of $50,000 including the applicable 8% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 8% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,340 + $3,160 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $46,840. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2006 equals:

            the standard death benefit (MAV adjusted for partial withdrawals):                  $ 57,619

            plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
            0.40 x ($57,619 - $55,000) =                                                          +1,048

            plus 10% of purchase payments made within 60 days of contract issue
            and not previously withdrawn: 0.10 x $55,000 =                                        +5,500
                                                                                                --------

      Total death benefit of:                                                                   $ 64,167

o On Jan. 1, 2007 the contract value falls $40,000. The death benefit on Jan. 1, 2007 equals the death benefit paid on Feb. 1, 2006. The reduction in contract value has no effect.

o On Jan. 1, 2013 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2013 equals:

            the standard death benefit (contract value):                                        $200,000

            plus the Benefit Protector Plus benefit which equals
            40% of earnings at death, up to a maximum of
            100% of purchase payments not previously withdrawn
            that are one or more years old                                                       +55,000

            plus 20% of purchase payments made within 60 days of contract issue
            and not previously withdrawn: 0.20 x $55,000 =                                       +11,000
                                                                                                --------

      Total death benefit of:                                                                   $266,000


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 45

o On July 1, 2013 you make an additional purchase payment of $50,000 and we add a purchase payment credit of $1,000. Your new contract value is now $251,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2013 equals:

            the standard death benefit (contract value less any purchase payment credits
            added in the last 12 months):                                                       $250,000

            plus the Benefit Protector Plus benefit which equals
            40% of earnings at death, up to a maximum of
            100% of purchase payments not previously withdrawn that
            are one or more years old                                                            +55,000

            plus 20% of purchase payments made within 60 days of contract issue
            and not previously withdrawn: 0.20 x $55,000 =                                       +11,000
                                                                                                --------

      Total death benefit of:                                                                   $316,000

o On July 1, 2014 the contract value remains $251,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2014 equals:

            the standard death benefit (contract value):                                        $251,000

            plus the Benefit Protector Plus benefit which equals 40% of earnings at death
            (the standard death benefit minus payments not previously withdrawn):
            0.40 x ($251,000 - $105,000) =                                                       +58,400

            plus 20% of purchase payments made within 60 days of contract issue
            and not previously withdrawn: 0.20 x $55,000 =                                       +11,000
                                                                                                --------

      Total death benefit of:                                                                   $320,400

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the standard death benefit (see "Benefits in Case of Death").

NOTE: For special tax considerations associated with the Benefit Protector Plus, see "Taxes."

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If the annuitant is between age 70 and age 75 at contract issue, you should consider whether the GMIB is appropriate for your situation because:

o     you must hold the GMIB for 10 years(1);

o the GMIB rider terminates(2) on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the GMIB within 30 days after a contract anniversary(1);

o the MAV and the 5% rising floor values we use in the GMIB benefit base to calculate annuity payouts under the GMIB are limited after age 81; and

o     there are additional costs associated with the rider.

Be sure to discuss whether or not the GMIB is appropriate for your situation with your investment professional.

(1) Unless the annuitant qualifies for a contingent event (see "Charges -- Contingent events").

(2) The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the IRS must begin, you should consider whether the GMIB is appropriate for you. Partial withdrawals you take from the contract, including those taken to satisfy minimum required distributions, will reduce the GMIB benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payments available under the rider (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). Consult a tax advisor before you purchase any GMIB with a qualified annuity, such as an IRA.

If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional annual charge. You must elect the GMIB along with the EDB at the time you purchase your contract and your rider effective date will be the contract issue date.

In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB on the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to


46 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS be the initial purchase payment; we disregard all previous purchase payments, purchase payment credits, transfers and withdrawals in the GMIB calculations.

INVESTMENT SELECTION UNDER THE GMIB: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts, the GPAs or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in the Wells Fargo Advantage VT Money Market Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.

EXERCISING THE GMIB:

o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a ten-year waiting period from the rider effective date. However, there is an exception if at any time the annuitant experiences a "contingent event" (disability, terminal illness, confinement to a nursing home or hospital, or unemployment, see "Charges -- Contingent events" for more details.)

o the annuitant on the date the option is exercised must be between 50 and 86 years old.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity -- no refund

      -- Plan B - Life Annuity with ten years certain

      -- Plan D - Joint and last survivor life annuity -- no refund

o     you may change the annuitant for the payouts.

If you exercise the GMIB under a contingent event, you can take up to 50% of the benefit base in cash. You can use the balance of the benefit base (described below) for annuity payouts calculated using the guaranteed annuity purchase rates under any one of the payout plans listed above as long as the annuitant is between 50 and 86 years old on the retirement date.

When you exercise your GMIB, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and the guaranteed annuity rates as stated in Table B of the contract. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

                              Pt-1 (1 + i) = Pt
                             --------------
                                  1.05

            Pt-1 = prior annuity payout
              Pt = current annuity payout
               i = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you will receive the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.

GMIB BENEFIT BASE: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1. total purchase payments and purchase payment credits minus adjusted partial withdrawals;

2.    contract value;

3. the MAV at the last contract anniversary plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary; or

4.    the 5% rising floor.

Keep in mind that the MAV and the 5% rising floor values are limited after age
81.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 47

We reserve the right to exclude from the GMIB benefit base any purchase payments and purchase payment credits you make in the five years before you exercise the GMIB. We would do so only if such payments and credits total $50,000 or more or if they are 25% or more of total contract payments and credits. If we exercise this right, we:

o subtract each payment and purchase payment credit adjusted for market value from the contract value and the MAV.

o subtract each payment and purchase payment credit from the 5% rising floor. We adjust the payments and purchase payment credits allocated to the GPAs and the one-year fixed account for market value. We increase payments and purchase payment credits allocated to the subaccounts by 5% for the number of full contract years they have been in the contract before we subtract them from the 5% rising floor.

For each payment and purchase payment credit, we calculate the market value adjustment to the contract value, MAV, the GPAs and the one-year fixed account value of the 5% rising floor as:

                                   PMT x CVG
                                   ---------
                                      ECV

             PMT = each purchase payment made in the five years before you exercise the GMIB.

             CVG = current contract value at the time you exercise the GMIB.

             ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

For each payment and purchase payment credit , we calculate the 5% increase of payments and purchase payment credits allocated to the subaccounts as:

                                PMT x (1.05) (TO THE POWER OF CY)

              CY = the full number of contract years the payment and purchase payment credit have been in the contract.

TERMINATING THE GMIB

o You may terminate the rider within 30 days after the first and fifth rider anniversaries.

o     You may terminate the rider any time after the tenth rider anniversary.

o     The rider will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a $2,000 purchase payment credit to your contract. You allocate all your purchase payments and purchase payment credits to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.


48 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                                                                                   GMIB
ANNIVERSARY            CONTRACT VALUE            MAV           5% RISING FLOOR         BENEFIT BASE
 1                        $107,000            $107,000             $107,100
 2                         125,000             125,000              112,455
 3                         132,000             132,000              118,078
 4                         150,000             150,000              123,982
 5                          85,000             150,000              130,181
 6                         120,000             150,000              136,690
 7                         138,000             150,000              143,524
 8                         152,000             152,000              150,700
 9                         139,000             152,000              158,235
10                         126,000             152,000              166,147              $166,147
11                         138,000             152,000              174,455               174,455
12                         147,000             152,000              183,177               183,177
13                         163,000             163,000              192,336               192,336
14                         159,000             163,000              201,953               201,953
15                         215,000             215,000              212,051               215,000

NOTE: The MAV and 5% rising floor values are limited after age 81. Additionally, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                               MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                                  PLAN A -             PLAN B -          PLAN D - JOINT AND
ANNIVERSARY                       GMIB                LIFE ANNUITY --     LIFE ANNUITY WITH      LAST SURVIVOR LIFE
AT EXERCISE                   BENEFIT BASE               NO REFUND        TEN YEARS CERTAIN     ANNUITY -- NO REFUND
10                     $166,147 (5% rising floor)        $  857.32            $  834.06                $686.19
15                      215,000 (MAV)                     1,268.50             1,210.45                 982.55

The payouts above are shown at guaranteed annuity rates of 3% as stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                                                  PLAN A -             PLAN B -          PLAN D - JOINT AND
ANNIVERSARY                                           LIFE ANNUITY --     LIFE ANNUITY WITH      LAST SURVIVOR LIFE
AT EXERCISE                CONTRACT VALUE                NO REFUND        TEN YEARS CERTAIN     ANNUITY -- NO REFUND
10                            $126,000                   $  650.16            $  632.52               $520.38
15                             215,000                    1,268.50             1,210.45                982.55

In the above example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 49

THE GMIB FEE: This fee currently costs 0.70% of the GMIB benefit base annually and it is taken in a lump sum from the contract value on each contract anniversary at the end of each contract year. If the contract is terminated or if annuity payouts begin, we will deduct the fee at that time adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%. We calculate the fee as follows:

                                 BB + AT - FAV

              BB = the GMIB benefit base.

              AT = adjusted transfers from the subaccounts to the GPAs and the one-year fixed account made in the six months before the contract anniversary calculated as:

                                   PT x VAT
                                   --------
                                      SVT

              PT = the amount transferred from the subaccounts to the GPAs and the one-year fixed account within six months of the contract anniversary

             VAT = variable account floor on the date of (but prior to) the transfer

             SVT = value of the subaccounts on the date of (but prior to) the transfer

             FAV = the value of the GPAs and the one-year fixed accounts.

The result of AT - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a purchase payment credit of $2,000 to your contract. You allocate all of your payment and the purchase payment credit to the subaccounts.

o     You make no transfers or partial withdrawals.

CONTRACT                                  GMIB FEE                VALUE ON WHICH WE                 GMIB FEE
ANNIVERSARY         CONTRACT VALUE       PERCENTAGE               BASE THE GMIB FEE              CHARGED TO YOU
1                      $ 80,000             0.70%         5% rising floor = $102,000 x 1.05         $749.70
2                       150,000             0.70             Contract value = $150,000                1,050
3                       102,000             0.70                  MAV = $150,000                      1,050

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."


50 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the plans A through E below or another plan agreed to by us.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. If the original contract had a six-year withdrawal charge schedule, the discount rate we use in the calculation will vary between 5.32% and 6.82% depending on the applicable assumed investment rate. If the original contract had an eight-year withdrawal charge schedule, the discount rate we use in the calculation will vary between 5.07% and 6.57% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under you contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs minimum distributions if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 51

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payout.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


52 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 53

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death;

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS OR THE ENHANCED DEATH BENEFIT RIDER: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


54 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 55

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


56 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

ADDITIONAL INFORMATION


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investor Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 57

APPENDIX: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                          2005     2004     2003     2002     2001    2000   1999
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/9/1999)
Accumulation unit value at beginning of period                            $  0.85  $  0.80  $  0.63  $  0.84  $  1.11  $ 1.26  $1.00
Accumulation unit value at end of period                                  $  0.91  $  0.85  $  0.80  $  0.63  $  0.84  $ 1.11  $1.26
Number of accumulation units outstanding at end of period (000 omitted)     3,090    3,428    3,393    3,148    3,345   1,103     --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/9/1999)
Accumulation unit value at beginning of period                            $  0.72  $  0.69  $  0.56  $  0.81  $  0.94  $ 1.11  $1.00
Accumulation unit value at end of period                                  $  0.75  $  0.72  $  0.69  $  0.56  $  0.81  $ 0.94  $1.11
Number of accumulation units outstanding at end of period (000 omitted)     7,640    8,269    9,036    9,970   10,352   4,769     --

*   AIM V.I. Premier Equity Fund,  Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                            $  0.63  $  0.60  $  0.48  $  0.69  $  0.90  $ 1.00     --
Accumulation unit value at end of period                                  $  0.65  $  0.63  $  0.60  $  0.48  $  0.69  $ 0.90     --
Number of accumulation units outstanding at end of period (000 omitted)       626      623      735      715    1,143     471     --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                            $  1.07  $  1.07  $  0.87  $  0.95  $  1.00      --     --
Accumulation unit value at end of period                                  $  1.28  $  1.07  $  1.07  $  0.87  $  0.95      --     --
Number of accumulation units outstanding at end of period (000 omitted)       525      523      535      305      207      --     --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                            $  1.26  $  1.17  $  0.93  $  0.91  $  1.00      --     --
Accumulation unit value at end of period                                  $  1.27  $  1.26  $  1.17  $  0.93  $  0.91      --     --
Number of accumulation units outstanding at end of period (000 omitted)       287      337      316      317      178      --     --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                            $  1.59  $  1.29  $  0.95  $  1.06  $  1.00      --     --
Accumulation unit value at end of period                                  $  1.85  $  1.59  $  1.29  $  0.95  $  1.06      --     --
Number of accumulation units outstanding at end of period (000 omitted)     3,013    3,064    2,428    1,445      522      --     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                            $  1.66  $  1.47  $  1.13  $  1.15  $  1.16  $ 1.00     --
Accumulation unit value at end of period                                  $  1.66  $  1.66  $  1.47  $  1.13  $  1.15  $ 1.16     --
Number of accumulation units outstanding at end of period (000 omitted)     2,435    2,548    2,063    1,728    1,020     153     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                            $  2.50  $  1.92  $  1.43  $  1.42  $  1.34  $ 1.00     --
Accumulation unit value at end of period                                  $  2.81  $  2.50  $  1.92  $  1.43  $  1.42  $ 1.34     --
Number of accumulation units outstanding at end of period (000 omitted)       938      992    1,000    1,015      488     144     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                            $  2.07  $  1.69  $  1.30  $  1.45  $  1.29  $ 1.04  $1.00
Accumulation unit value at end of period                                  $  2.22  $  2.07  $  1.69  $  1.30  $  1.45  $ 1.29  $1.04
Number of accumulation units outstanding at end of period (000 omitted)       658      516      219       47        2      --     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                            $  1.06  $  0.96  $  0.71  $  1.01  $  1.21  $ 1.43  $1.00
Accumulation unit value at end of period                                  $  1.10  $  1.06  $  0.96  $  0.71  $  1.01  $ 1.21  $1.43
Number of accumulation units outstanding at end of period (000 omitted)     4,737    5,177    4,918    4,574    2,844     855     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                            $  1.49  $  1.34  $  1.08  $  1.24  $  1.18  $ 1.00     --
Accumulation unit value at end of period                                  $  1.63  $  1.49  $  1.34  $  1.08  $  1.24  $ 1.18     --
Number of accumulation units outstanding at end of period (000 omitted)     2,267    2,400    2,050    1,377      646      36     --
------------------------------------------------------------------------------------------------------------------------------------


58 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                          2005     2004     2003     2002     2001    2000   1999
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  2.33  $  1.87  $  1.48  $  1.57  $  1.42  $ 1.00     --
Accumulation unit value at end of period                                  $  2.59  $  2.33  $  1.87  $  1.48  $  1.57  $ 1.42     --
Number of accumulation units outstanding at end of period (000 omitted)     1,361    1,409    1,449    1,458    1,091     414     --
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                            $  0.89  $  0.79  $  0.62  $  0.80  $  0.92  $ 1.00     --
Accumulation unit value at end of period                                  $  0.94  $  0.89  $  0.79  $  0.62  $  0.80  $ 0.92     --
Number of accumulation units outstanding at end of period (000 omitted)     2,681    2,371    2,072    2,038    2,083   1,204     --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                            $  0.89  $  0.81  $  0.67  $  0.86  $  1.04  $ 1.05  $1.00
Accumulation unit value at end of period                                  $  0.94  $  0.89  $  0.81  $  0.67  $  0.86  $ 1.04  $1.05
Number of accumulation units outstanding at end of period (000 omitted)     1,483    1,582    1,661    1,578    1,377     295     --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                            $  1.19  $  0.92  $  0.69  $  0.90  $  1.20  $ 1.14  $1.00
Accumulation unit value at end of period                                  $  1.37  $  1.19  $  0.92  $  0.69  $  0.90  $ 1.20  $1.14
Number of accumulation units outstanding at end of period (000 omitted)     1,267    1,336    1,393    1,631    1,999   1,109     --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                            $  1.28  $  1.09  $  0.77  $  1.00       --      --     --
Accumulation unit value at end of period                                  $  1.44  $  1.28  $  1.09  $  0.77       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)     1,904    1,729      788      190       --      --     --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                            $  1.28  $  1.19  $  1.03  $  1.00       --      --     --
Accumulation unit value at end of period                                  $  1.29  $  1.28  $  1.19  $  1.03       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)     1,889    1,541    1,060      212       --      --     --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                            $  1.04  $  0.98  $  0.84  $  1.00       --      --     --
Accumulation unit value at end of period                                  $  1.16  $  1.04  $  0.98  $  0.84       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)       213      209       86       52       --      --     --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                            $  1.07  $  0.93  $  0.73  $  0.90  $  1.15  $ 1.29  $1.00
Accumulation unit value at end of period                                  $  1.18  $  1.07  $  0.93  $  0.73  $  0.90  $ 1.15  $1.29
Number of accumulation units outstanding at end of period (000 omitted)     4,450    4,648    4,797    4,994    4,731   2,474     --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                            $  0.85  $  0.73  $  0.55  $  0.81  $  1.23  $ 1.30  $1.00
Accumulation unit value at end of period                                  $  0.95  $  0.85  $  0.73  $  0.55  $  0.81  $ 1.23  $1.30
Number of accumulation units outstanding at end of period (000 omitted)     2,480    2,708    3,087    3,317    4,035   1,798     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                            $  1.31  $  1.12  $  0.81  $  1.01  $  1.00  $ 1.02  $1.00
Accumulation unit value at end of period                                  $  1.47  $  1.31  $  1.12  $  0.81  $  1.01  $ 1.00  $1.02
Number of accumulation units outstanding at end of period (000 omitted)     1,284    1,141      861      536      342     244     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                            $  1.20  $  1.09  $  0.88  $  0.96  $  0.92  $ 1.03  $1.00
Accumulation unit value at end of period                                  $  1.23  $  1.20  $  1.09  $  0.88  $  0.96  $ 0.92  $1.03
Number of accumulation units outstanding at end of period (000 omitted)     1,059    1,262    1,212    1,027      821     278     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                            $  0.69  $  0.66  $  0.52  $  0.67  $  0.83  $ 1.00     --
Accumulation unit value at end of period                                  $  0.72  $  0.69  $  0.66  $  0.52  $  0.67  $ 0.83     --
Number of accumulation units outstanding at end of period (000 omitted)     1,109    1,250      172      141      217     104     --

*   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
    Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 59

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                          2005     2004     2003     2002     2001    2000   1999
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                            $  0.82  $  0.81  $  0.66  $  0.85  $  1.03  $ 1.15  $1.00
Accumulation unit value at end of period                                  $  0.82  $  0.82  $  0.81  $  0.66  $  0.85  $ 1.03  $1.15
Number of accumulation units outstanding at end of period (000 omitted)     3,324    3,596    3,960    4,063    3,478   1,937     --

*   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
    Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                            $  1.17  $  1.17  $  1.17  $  1.12  $  1.06  $ 1.00     --
Accumulation unit value at end of period                                  $  1.17  $  1.17  $  1.17  $  1.17  $  1.12  $ 1.06     --
Number of accumulation units outstanding at end of period (000 omitted)     1,654    2,036    2,508    2,657      859     183     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                            $  1.48  $  1.26  $  0.87  $  1.06  $  1.14  $ 1.11  $1.00
Accumulation unit value at end of period                                  $  1.53  $  1.48  $  1.26  $  0.87  $  1.06  $ 1.14  $1.11
Number of accumulation units outstanding at end of period (000 omitted)       394      445      419      366      276      85     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                            $  1.28  $  1.08  $  0.79  $  1.00       --      --     --
Accumulation unit value at end of period                                  $  1.33  $  1.28  $  1.08  $  0.79       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)       296      274      180       28       --      --     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.02  $  0.95  $  0.79  $  0.91  $  0.99  $ 1.00     --
Accumulation unit value at end of period                                  $  1.06  $  1.02  $  0.95  $  0.79  $  0.91  $ 0.99     --
Number of accumulation units outstanding at end of period (000 omitted)     6,499    7,105    7,439    7,879    6,593   3,351     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.03  $  0.94  $  0.76  $  1.01  $  1.09  $ 1.00     --
Accumulation unit value at end of period                                  $  1.05  $  1.03  $  0.94  $  0.76  $  1.01  $ 1.09     --
Number of accumulation units outstanding at end of period (000 omitted)     1,034    1,053      969      993      569      36     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.15  $  1.05  $  0.84  $  1.06  $  1.13  $ 1.00     --
Accumulation unit value at end of period                                  $  1.20  $  1.15  $  1.05  $  0.84  $  1.06  $ 1.13     --
Number of accumulation units outstanding at end of period (000 omitted)     3,000    3,241    3,433    3,711    2,814     765     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                            $  0.79  $  0.73  $  0.56  $  0.74  $  0.89  $ 1.00     --
Accumulation unit value at end of period                                  $  0.86  $  0.79  $  0.73  $  0.56  $  0.74  $ 0.89     --
Number of accumulation units outstanding at end of period (000 omitted)       934      868      757      570      561      88     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.67  $  0.62  $  0.51  $  0.70  $  0.87  $ 1.00     --
Accumulation unit value at end of period                                  $  0.64  $  0.67  $  0.62  $  0.51  $  0.70  $ 0.87     --
Number of accumulation units outstanding at end of period (000 omitted)       645      687      856      870      908     340     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.67  $  0.66  $  0.53  $  0.74  $  0.95  $ 1.00     --
Accumulation unit value at end of period                                  $  0.70  $  0.67  $  0.66  $  0.53  $  0.74  $ 0.95     --
Number of accumulation units outstanding at end of period (000 omitted)    10,433   11,414   11,837   12,545   12,015   5,711     --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (3/3/2000)
Accumulation unit value at beginning of period                            $  1.05  $  1.06  $  1.06  $  1.06  $  1.04  $ 1.00     --
Accumulation unit value at end of period                                  $  1.06  $  1.05  $  1.06  $  1.06  $  1.06  $ 1.04     --
Number of accumulation units outstanding at end of period (000 omitted)     1,196    1,509    2,790    3,356    4,984   1,717     --

*   The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 2.28% and 2.31%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.40  $  0.36  $  0.25  $  0.42  $  0.56  $ 1.00     --
Accumulation unit value at end of period                                  $  0.42  $  0.40  $  0.36  $  0.25  $  0.42  $ 0.56     --
Number of accumulation units outstanding at end of period (000 omitted)     2,904    3,073    3,239    3,394    4,983   2,024     --
------------------------------------------------------------------------------------------------------------------------------------


60 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                          2005     2004     2003     2002     2001    2000  1999
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.34  $  1.30  $  1.21  $  1.14  $  1.08  $  1.00   --
Accumulation unit value at end of period                                  $  1.35  $  1.34  $  1.30  $  1.21  $  1.14  $  1.08   --
Number of accumulation units outstanding at end of period (000 omitted)     1,892    2,017    2,160    2,275    1,545      660   --
-----------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 61

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                  2005     2004     2003     2002    2001    2000
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.56  $  0.54  $  0.42  $  0.57  $ 0.75  $ 1.00
Accumulation unit value at end of period                                          $  0.60  $  0.56  $  0.54  $  0.42  $ 0.57  $ 0.75
Number of accumulation units outstanding at end of period (000 omitted)               483      662      647      503     517     208
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.61  $  0.58  $  0.48  $  0.69  $ 0.81  $ 1.00
Accumulation unit value at end of period                                          $  0.63  $  0.61  $  0.58  $  0.48  $ 0.69  $ 0.81
Number of accumulation units outstanding at end of period (000 omitted)             1,029    1,307    1,468    1,391   1,830   1,087

*   AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.62  $  0.59  $  0.48  $  0.68  $ 0.90  $ 1.00
Accumulation unit value at end of period                                          $  0.63  $  0.62  $  0.59  $  0.48  $ 0.68  $ 0.90
Number of accumulation units outstanding at end of period (000 omitted)               237      244      135       71     384     364
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                    $  1.05  $  1.06  $  0.86  $  0.95  $ 1.00      --
Accumulation unit value at end of period                                          $  1.25  $  1.05  $  1.06  $  0.86  $ 0.95      --
Number of accumulation units outstanding at end of period (000 omitted)                82       92       19       --      --      --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                    $  1.24  $  1.15  $  0.92  $  0.91  $ 1.00      --
Accumulation unit value at end of period                                          $  1.25  $  1.24  $  1.15  $  0.92  $ 0.91      --
Number of accumulation units outstanding at end of period (000 omitted)               123      186      155       59      43      --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                    $  1.56  $  1.27  $  0.94  $  1.06  $ 1.00      --
Accumulation unit value at end of period                                          $  1.81  $  1.56  $  1.27  $  0.94  $ 1.06      --
Number of accumulation units outstanding at end of period (000 omitted)             3,100    1,208      722      290      13      --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.39  $  1.24  $  0.96  $  0.98  $ 0.99  $ 1.00
Accumulation unit value at end of period                                          $  1.39  $  1.39  $  1.24  $  0.96  $ 0.98  $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)             2,554    2,119    1,118      777     413     157
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                    $  2.17  $  1.68  $  1.26  $  1.25  $ 1.18  $ 1.00
Accumulation unit value at end of period                                          $  2.42  $  2.17  $  1.68  $  1.26  $ 1.25  $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)               512      421      292      334     125       6
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                    $  1.38  $  1.14  $  0.88  $  1.00      --      --
Accumulation unit value at end of period                                          $  1.48  $  1.38  $  1.14  $  0.88      --      --
Number of accumulation units outstanding at end of period (000 omitted)               281      284       75       11      --      --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.52  $  0.48  $  0.35  $  0.50  $ 0.60  $ 1.00
Accumulation unit value at end of period                                          $  0.54  $  0.52  $  0.48  $  0.35  $ 0.50  $ 0.60
Number of accumulation units outstanding at end of period (000 omitted)             1,719    1,992    1,273    1,008     617     120
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.38  $  1.25  $  1.01  $  1.17  $ 1.11  $ 1.00
Accumulation unit value at end of period                                          $  1.50  $  1.38  $  1.25  $  1.01  $ 1.17  $ 1.11
Number of accumulation units outstanding at end of period (000 omitted)             2,844    3,112      870      324      24       6
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  2.28  $  1.84  $  1.46  $  1.56  $ 1.41  $ 1.00
Accumulation unit value at end of period                                          $  2.53  $  2.28  $  1.84  $  1.46  $ 1.56  $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)             4,128    1,284      550      386     321      60
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                    $  0.87  $  0.77  $  0.61  $  0.79  $ 0.91  $ 1.00
Accumulation unit value at end of period                                          $  0.92  $  0.87  $  0.77  $  0.61  $ 0.79  $ 0.91
Number of accumulation units outstanding at end of period (000 omitted)               956      816      519      391     286     102
------------------------------------------------------------------------------------------------------------------------------------


62 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003     2002    2001    2000
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.86  $  0.78  $  0.65  $  0.84  $ 1.02  $ 1.00
Accumulation unit value at end of period                                          $  0.91  $  0.86  $  0.78  $  0.65  $ 0.84  $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)               451      539      354      166     151      15
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.82  $  0.64  $  0.48  $  0.63  $ 0.85  $ 1.00
Accumulation unit value at end of period                                          $  0.94  $  0.82  $  0.64  $  0.48  $ 0.63  $ 0.85
Number of accumulation units outstanding at end of period (000 omitted)               770      912      684      721     713     171
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                    $  1.27  $  1.08  $  0.77  $  1.00      --      --
Accumulation unit value at end of period                                          $  1.42  $  1.27  $  1.08  $  0.77      --      --
Number of accumulation units outstanding at end of period (000 omitted)               680      562      136       --      --      --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                    $  1.26  $  1.18  $  1.03  $  1.00      --      --
Accumulation unit value at end of period                                          $  1.27  $  1.26  $  1.18  $  1.03      --      --
Number of accumulation units outstanding at end of period (000 omitted)             9,445    2,076      137        5      --      --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                                    $  1.02  $  0.97  $  0.84  $  1.00      --      --
Accumulation unit value at end of period                                          $  1.14  $  1.02  $  0.97  $  0.84      --      --
Number of accumulation units outstanding at end of period (000 omitted)               175      177      188       73      --      --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.68  $  0.60  $  0.47  $  0.58  $ 0.75  $ 1.00
Accumulation unit value at end of period                                          $  0.75  $  0.68  $  0.60  $  0.47  $ 0.58  $ 0.75
Number of accumulation units outstanding at end of period (000 omitted)             1,716    1,786    1,760    1,350   1,244     708
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.50  $  0.43  $  0.33  $  0.48  $ 0.73  $ 1.00
Accumulation unit value at end of period                                          $  0.55  $  0.50  $  0.43  $  0.33  $ 0.48  $ 0.73
Number of accumulation units outstanding at end of period (000 omitted)             1,031    1,143    1,270    1,246   1,676     814
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                    $  1.39  $  1.20  $  0.86  $  1.08  $ 1.08  $ 1.00
Accumulation unit value at end of period                                          $  1.55  $  1.39  $  1.20  $  0.86  $ 1.08  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)             9,764      608      392      325     144      40
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                    $  1.12  $  1.02  $  0.83  $  0.90  $ 0.87  $ 1.00
Accumulation unit value at end of period                                          $  1.14  $  1.12  $  1.02  $  0.83  $ 0.90  $ 0.87
Number of accumulation units outstanding at end of period (000 omitted)             4,144      855      325       80      90       8
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                    $  0.67  $  0.65  $  0.51  $  0.67  $ 0.83  $ 1.00
Accumulation unit value at end of period                                          $  0.70  $  0.67  $  0.65  $  0.51  $ 0.67  $ 0.83
Number of accumulation units outstanding at end of period (000 omitted)            17,584    7,616       --       --      --      --

*   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
    Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                    $  0.67  $  0.66  $  0.54  $  0.70  $ 0.86  $ 1.00
Accumulation unit value at end of period                                          $  0.67  $  0.67  $  0.66  $  0.54  $ 0.70  $ 0.86
Number of accumulation units outstanding at end of period (000 omitted)             1,143      967      782      529     363     198

*   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
    Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                    $  1.13  $  1.14  $  1.14  $  1.10  $ 1.05  $ 1.00
Accumulation unit value at end of period                                          $  1.13  $  1.13  $  1.14  $  1.14  $ 1.10  $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)             3,085    1,544    1,019      864     413      65
------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 63

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003     2002    2001    2000
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                    $  1.14  $  0.97  $  0.67  $  0.82  $ 0.89  $ 1.00
Accumulation unit value at end of period                                          $  1.17  $  1.14  $  0.97  $  0.67  $ 0.82  $ 0.89
Number of accumulation units outstanding at end of period (000 omitted)               444      441      399       78      79      39
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                    $  1.26  $  1.07  $  0.79  $  1.00      --      --
Accumulation unit value at end of period                                          $  1.31  $  1.26  $  1.07  $  0.79      --      --
Number of accumulation units outstanding at end of period (000 omitted)             9,125    1,935       72       20      --      --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.99  $  0.92  $  0.77  $  0.90  $ 0.98  $ 1.00
Accumulation unit value at end of period                                          $  1.03  $  0.99  $  0.92  $  0.77  $ 0.90  $ 0.98
Number of accumulation units outstanding at end of period (000 omitted)             2,665    2,740    2,853    2,230   1,777     480
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.01  $  0.92  $  0.75  $  1.00  $ 1.09  $ 1.00
Accumulation unit value at end of period                                          $  1.02  $  1.01  $  0.92  $  0.75  $ 1.00  $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)               469      450      467      336     307     136
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.12  $  1.03  $  0.83  $  1.05  $ 1.12  $ 1.00
Accumulation unit value at end of period                                          $  1.17  $  1.12  $  1.03  $  0.83  $ 1.05  $ 1.12
Number of accumulation units outstanding at end of period (000 omitted)             2,255    1,615    1,429      993     522     104
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                                    $  0.77  $  0.72  $  0.56  $  0.73  $ 0.89  $ 1.00
Accumulation unit value at end of period                                          $  0.83  $  0.77  $  0.72  $  0.56  $ 0.73  $ 0.89
Number of accumulation units outstanding at end of period (000 omitted)               418      449      305      140      62       6
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.65  $  0.61  $  0.50  $  0.69  $ 0.87  $ 1.00
Accumulation unit value at end of period                                          $  0.63  $  0.65  $  0.61  $  0.50  $ 0.69  $ 0.87
Number of accumulation units outstanding at end of period (000 omitted)               140      186      230      152      95      42
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.66  $  0.65  $  0.52  $  0.74  $ 0.95  $ 1.00
Accumulation unit value at end of period                                          $  0.68  $  0.66  $  0.65  $  0.52  $ 0.74  $ 0.95
Number of accumulation units outstanding at end of period (000 omitted)            10,019    5,214    4,072    3,190   2,622   1,011
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.02  $  1.03  $  1.04  $  1.04  $ 1.02  $ 1.00
Accumulation unit value at end of period                                          $  1.03  $  1.02  $  1.03  $  1.04  $ 1.04  $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)               998      826    1,085    1,248   1,117     404

*   The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 1.85% and 1.86%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  0.39  $  0.35  $  0.25  $  0.41  $ 0.56  $ 1.00
Accumulation unit value at end of period                                          $  0.41  $  0.39  $  0.35  $  0.25  $ 0.41  $ 0.56
Number of accumulation units outstanding at end of period (000 omitted)             1,314    1,371    1,396      976     911     445
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                                    $  1.30  $  1.26  $  1.18  $  1.12  $ 1.06  $ 1.00
Accumulation unit value at end of period                                          $  1.30  $  1.30  $  1.26  $  1.18  $ 1.12  $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)             3,551      990      627      579     548      68
------------------------------------------------------------------------------------------------------------------------------------


64 WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts .............................................   p. 3
Rating Agencies .........................................................   p. 4
Revenues Received During Calendar Year 2005 .............................   p. 4
Principal Underwriter. ..................................................   p. 5
Independent Registered Public Accounting Firm ...........................   p. 5
Condensed Financial Information (Unaudited) .............................   p. 6
Financial Statements


WELLS FARGO ADVANTAGE BUILDER VARIABLE ANNUITY - PROSPECTUS 65

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


           RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

            (C) 2007 Ameriprise Financial, Inc. All rights reserved.

44224 L (1/07)

PROSPECTUS


JAN. 2, 2007


WELLS FARGO

ADVANTAGE(R) VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN
           ENTERPRISE VARIABLE ANNUITY ACCOUNT)/
           RIVERSOURCE MVA ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


NEW WELLS FARGO ADVANTAGE(R) VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o  AIM Variable Insurance Funds                                      o  MFS(R) Variable Insurance Trust(SM)
o  The Dreyfus Socially Responsible Growth Fund, Inc.                o  Oppenheimer Variable Account Funds
o  Fidelity(R) Variable Insurance Products - Service Class 2         o  Putnam Variable Trust - Class IB Shares

o  Franklin(R) Templeton(R) Variable Insurance Products Trust        o  RiverSource(SM) Variable Portfolio Funds
   (FTVIPT) - Class 2                                                o  Wells Fargo Variable Trust Funds
o  Goldman Sachs Variable Insurance Trust (VIT)

Please read the prospectuses carefully and keep them for future reference.


THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.



WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS ................................................................  3
THE CONTRACT IN BRIEF ....................................................  4
EXPENSE SUMMARY ..........................................................  6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) .............................. 10
FINANCIAL STATEMENTS ..................................................... 10
THE VARIABLE ACCOUNT AND THE FUNDS ....................................... 10
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ..................................... 18
THE ONE-YEAR FIXED ACCOUNT ............................................... 20
BUYING YOUR CONTRACT ..................................................... 21
CHARGES .................................................................. 23
VALUING YOUR INVESTMENT .................................................. 27
MAKING THE MOST OF YOUR CONTRACT ......................................... 29
WITHDRAWALS .............................................................. 34
TSA -- SPECIAL WITHDRAWAL PROVISIONS ..................................... 34
CHANGING OWNERSHIP ....................................................... 35
BENEFITS IN CASE OF DEATH ................................................ 35
OPTIONAL BENEFITS ........................................................ 39
THE ANNUITY PAYOUT PERIOD ................................................ 47
TAXES .................................................................... 48
VOTING RIGHTS ............................................................ 51
SUBSTITUTION OF INVESTMENTS .............................................. 51
ABOUT THE SERVICE PROVIDERS .............................................. 52

ADDITIONAL INFORMATION ................................................... 53
APPENDIX: CONDENSED FINANCIAL INFORMATION (UNAUDITED) .................... 54
TABLE OF CONTENTS OF THE
  STATEMENT OF ADDITIONAL INFORMATION .................................... 60


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for Guarantee Periods we declare when you allocate purchase payments or transfer contract value to a GPA. Withdrawals and transfers from a GPA done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.


VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each GPA is $1,000. We reserve the right to restrict the amount of any purchase payment allocated to the GPAs and the one-year fixed account if the interest rate we are then crediting to the GPAs or one-year fixed account is equal to the minimum interest rate stated in the contract. These accounts may not be available in all states. (p. 18 and p. 20)


4 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments. (p. __)

MINIMUM PURCHASE PAYMENT
   for Systematic Investment Plans (SIPs)
      $50 initial payment.
      $50 for additional payments.

   for all other payment plans:
      $5,000 initial payment for contracts issued in South Carolina, Texas and
         Washington.
      $2,000 initial payment for contracts issued in all other states.
      $100 for additional payments.

MAXIMUM TOTAL PURCHASE PAYMENTS*
      $99,999 for contracts issued through AEFA.
      $1,000,000 for all other contracts.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. We reserve the right to limit transfers to the GPAs and the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p.
30)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. 34)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 35)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 35)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 39)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 47)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 48)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a five-year or seven-year withdrawal charge schedule at the time of application.

                  FIVE-YEAR SCHEDULE                                            SEVEN-YEAR SCHEDULE
YEARS FROM PURCHASE                 WITHDRAWAL CHARGE          YEARS FROM PURCHASE                 WITHDRAWAL CHARGE
  PAYMENT RECEIPT                       PERCENTAGE               PAYMENT RECEIPT                       PERCENTAGE
     1                                      8%                      1                                      8%
     2                                      8                       2                                      8
     3                                      6                       3                                      7
     4                                      4                       4                                      6
     5                                      2                       5                                      5
     Thereafter                             0                       6                                      4
                                                                    7                                      2
                                                                    Thereafter                             0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract had a five-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.27% if the assumed investment rate is 3.5% and 6.77% if the assumed investment rate is 5%. If the original contract had a seven-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.02% if the assumed investment rate is 3.5% and 6.52% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

You can choose the length of your contract's withdrawal charge schedule and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                                        VARIABLE ACCOUNT     TOTAL MORTALITY AND    TOTAL VARIABLE
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE:               ADMINISTRATIVE CHARGE     EXPENSE RISK FEE    ACCOUNT EXPENSE
STANDARD DEATH BENEFIT                                       0.15%                  1.05%               1.20%
ENHANCED DEATH BENEFIT RIDER                                 0.15                   1.25                1.40

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE:
STANDARD DEATH BENEFIT                                       0.15                   1.30                1.45
ENHANCED DEATH BENEFIT RIDER                                 0.15                   1.50                1.65

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                                    $30
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

BENEFIT PROTECTOR FEE                                                                                   0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR PLUS FEE                                                                              0.40%*
(As a percentage of the contract value charged annually on the contract anniversary.)

GMIB FEE                                                                                                0.70%*
(As a percentage of the GMIB benefit base charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                    MINIMUM            MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                       0.73%              1.41%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.


TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                      GROSS TOTAL
                                                                                    MANAGEMENT  12b-1     OTHER         ANNUAL
                                                                                       FEES      FEES   EXPENSES       EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                                    0.61%       --%    0.29%   0.90%(1),(2)
AIM V.I. Core Equity Fund, Series I Shares                                             0.60        --     0.27    0.87(1),(2)
The Dreyfus Socially Responsible Growth Fund, Inc., Initial Shares                     0.75        --     0.06    0.81(3)
Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service Class 2                 0.57      0.25     0.36    1.18(4),(5),(6)
Fidelity(R) VIP High Income Portfolio Service Class 2                                  0.57      0.25     0.13    0.95(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                      0.57      0.25     0.12    0.94(6)
FTVIPT Franklin Income Securities Fund - Class 2                                       0.46      0.25     0.02    0.73(7),(8)
FTVIPT Franklin Real Estate Fund - Class 2                                             0.47      0.25     0.02    0.74(7),(8)
FTVIPT Franklin Small Cap Value Securities Fund - Class 2                              0.52      0.25     0.17    0.94(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                         0.48      0.25     0.28    1.01(8),(9)
FTVIPT Mutual Shares Securities Fund - Class 2                                         0.60      0.25     0.18    1.03(8)
Goldman Sachs VIT Mid Cap Value Fund                                                   0.80        --     0.07    0.87(10)
Goldman Sachs VIT Structured U.S. Equity Fund                                          0.65        --     0.09    0.74(11)
MFS(R) Investors Trust Series - Initial Class                                          0.75        --     0.13    0.88(12)
MFS(R) Utilities Series - Initial Class                                                0.75        --     0.15    0.90(12)
Oppenheimer Global Securities Fund/VA, Service Shares                                  0.63      0.25     0.04    0.92(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                     0.69      0.25     0.02    0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                                       0.70      0.25     0.11    1.06(3)
Putnam VT International Equity Fund - Class IB Shares                                  0.75      0.25     0.18    1.18(3)
Putnam VT Vista Fund - Class IB Shares                                                 0.65      0.25     0.09    0.99(3)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                    0.67      0.13     0.16    0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                              0.59      0.13     0.17    0.89(14),(15)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                             0.55      0.13     0.14    0.82(14),(15),(16)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund               0.48      0.13     0.18    0.79(14),(15)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                          0.74      0.13     0.22    1.09(14),(15),(16)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                              0.96      0.13     0.20    1.29(14),(15),(16)
Wells Fargo Advantage VT Asset Allocation Fund                                         0.55      0.25     0.24    1.04(17)
Wells Fargo Advantage VT C&B Large Cap Value Fund                                      0.55      0.25     0.37    1.17(17)
Wells Fargo Advantage VT Equity Income Fund                                            0.55      0.25     0.25    1.05(17)



WELLS FARGO ADVANTAGE VARIABLE ANNUITY  - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                  GROSS TOTAL
                                                                                    MANAGEMENT  12b-1     OTHER     ANNUAL
                                                                                       FEES      FEES   EXPENSES   EXPENSES
Wells Fargo Advantage VT International Core Fund                                       0.75%    0.25%     0.41%   1.41%(17)
Wells Fargo Advantage VT Large Company Core Fund                                       0.55     0.25      0.33    1.13(17)
Wells Fargo Advantage VT Large Company Growth Fund                                     0.55     0.25      0.25    1.05(17)
Wells Fargo Advantage VT Money Market Fund                                             0.30     0.25      0.27    0.82(17)
Wells Fargo Advantage VT Small Cap Growth Fund                                         0.75     0.25      0.24    1.24(17)
Wells Fargo Advantage VT Total Return Bond Fund                                        0.45     0.25      0.26    0.96(17)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series I Shares has contractually agreed to waive advisory fee and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund and AIM
      V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005, adjusted to reflect current fees.

(5) The Fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.10%. This arrangement can be discontinued by the Fund's manager at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 1.02% for Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service
      Class 2 and 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2.
      These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 0.89%, respectively for FTVIPT Franklin Small Cap Value Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin
      Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets for Goldman Sachs VIT Mid Cap Value
      Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.16% of the Fund's average daily net assets for Goldman Sachs VIT Structured U.S.
      Equity Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table.
      Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15)  The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.02% for RiverSource(SM)
      Variable Portfolio - Large Cap Equity Fund, 0.05% for RiverSource(SM)
      Variable Portfolio - Small Cap Advantage Fund and 0.02% for
      RiverSource(SM) Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable
      Portfolio - Diversified Equity Income Fund.



8 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

(17) The Funds' investment adviser has implemented a break point schedule for the Funds' management fees. The management fees charged to the Funds will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. Other expenses may include expenses payable to affiliates of Wells Fargo & Company. The adviser has committed through April 30, 2007 to waive fees and/or reimburse the expenses to the extent necessary to maintain the Fund's net operating expense ratio. After fee waivers and expense reimbursements net expenses would be 1.00% for Wells Fargo Advantage VT Asset Allocation Fund, 1.00% for Wells Fargo Advantage VT C&B Large Cap Value Fund, 1.00% for Wells Fargo Advantage VT Equity Income Fund, 1.00% for Wells Fargo Advantage VT International Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Core Fund, 1.00% for Wells Fargo Advantage VT Large Company Growth Fund, 0.75% for Wells Fargo Advantage VT Money Market Fund, 1.20% for Wells Fargo Advantage VT Small Cap Growth Fund and 0.90% for Wells Fargo Advantage VT Total Return Bond Fund. Please refer to the Fund's prospectus for additional details.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select both the optional Enhanced Death Benefit and GMIB. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                           IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                             IF YOU WITHDRAW YOUR CONTRACT               OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                         AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    1 YEAR    3 YEARS     5 YEARS     10 YEARS
With a seven-year withdrawal charge
   schedule                            $1,164.50   $1,816.51   $2,400.28   $4,007.61   $364.50   $1,116.51   $1,900.28   $4,007.61
With a five-year withdrawal charge
   schedule                             1,190.12    1,791.96    2,223.48    4,239.41    390.12    1,191.96    2,023.48    4,239.41

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the Standard Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                          IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                             IF YOU WITHDRAW YOUR CONTRACT              OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                         AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    1 YEAR    3 YEARS     5 YEARS     10 YEARS
With a seven-year withdrawal charge
   schedule                            $1,000.80   $1,320.60   $1,565.89   $2,301.07   $200.80    $620.60    $1,065.89   $2,301.07
With a five-year withdrawal charge
   schedule                             1,026.42    1,298.02    1,395.77    2,564.32    226.42     698.02     1,195.77    2,564.32

* In these examples, the $30 contract administrative charge is approximated as a .029% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.



WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 9

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in the Appendix.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. The contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o PRIVATE LABEL: This contract is a "private label" variable annuity. This means the contract includes funds affiliated with the distributor of this contract. Purchase payments and contract values you allocate to subaccounts investing in any of the Wells Fargo Variable Trust Funds available under this contract are generally more profitable for the distributor and its affiliates than allocations you make to other subaccounts. In contrast, purchase payments and contract values you allocate to subaccounts investing in any of the RiverSource(SM) Variable Portfolio Funds are generally more profitable for us and our affiliates. (See "Revenue we received from the funds may create potential conflicts of interest.") These relationships may influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract values to a particular subaccount.


10 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 11

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


12 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

-----------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Growth of capital. Invests principally in common stocks of          A I M Advisors, Inc.
Appreciation Fund,             companies likely to benefit from new or innovative products,
Series I Shares                services or processes as well as those with above-average growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the United States.

-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,     Growth of capital. Invests normally at least 80% of its net         A I M Advisors, Inc.
Series I Shares                assets, plus the amount of any borrowings for investment
                               purposes, in equity securities, including convertible securities of established companies that have long-term above-average growth in earnings and dividends and growth companies that are believed to have the potential for above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.

-----------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially           Capital growth, with current income as a secondary goal. To         The Dreyfus Corporation
Responsible Growth Fund,       pursue these goals, the fund, under normal circumstances,
Inc., Initial Share Class      invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund may invest in common stocks of foreign companies whose U.S. operations are evaluated in accordance with the social screens set forth above.

-----------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Dynamic        Seeks capital appreciation. Normally invests primarily in common    Fidelity Management & Research
Capital Appreciation           stocks. Invests in domestic and foreign issuers. The Fund           Company (FMR), investment
Portfolio Service Class 2      invests in either "growth" or "value" stocks or both.               manager; FMR U.K., FMR Far East,
                                                                                                   Fidelity Investments Japan
                                                                                                   Limited (FIJ) and FMR Co. Inc.
                                                                                                   (FMRC), sub-investment advisers.

-----------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP High Income    Seeks a high level of current income, while also considering        Fidelity Management & Research
Portfolio Service Class 2      growth of capital. Normally invests primarily in income-producing   Company (FMR), investment
                               debt securities, preferred stocks and convertible securities,       manager; FMR U.K., FMR Far East,
                               with an emphasis on lower-quality debt securities. May invest in    sub-investment advisers.
                               non-income producing securities, including defaulted securities and common stocks. Invests in companies in troubled or uncertain financial condition. The Fund invests in domestic and foreign issuers.
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap        Long-term growth of capital. Normally invests primarily in common   Fidelity Management & Research
Portfolio Service Class 2      stocks. Normally invests at least 80% of assets in securities of    Company (FMR), investment
                               companies with medium market capitalizations. May invest in         manager; FMR U.K., FMR Far East,
                               companies with smaller or larger market capitalizations. Invests    sub-investment advisers.
                               in domestic and foreign issuers. The Fund invests in either
                               "growth" or "value" common stocks or both.
-----------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 13

-----------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income         Seeks to maximize income while maintaining prospects for            Franklin Advisers, Inc.
Securities Fund - Class 2      capital appreciation. The Fund normally may invests in both equity and debt securities. The Fund seeks income by investing on corporate, foreign, and U.S. Treasury bonds as well as
                               stocks with dividend yields the manager believes are attractive.

-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real           Seeks capital appreciation, with current income as a secondary      Franklin Advisers, Inc.
Estate Fund - Class 2          goal. The Fund normally invests at least 80% of its net assets in investments of companies operating in the real estate sector.

-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small          Seeks long-term total return. The Fund normally invests at          Franklin Advisory Services, LLC
Cap Value Securities           least 80% of its net assets in investments of small
Fund - Class 2                 capitalization companies, and normally invests predominantly in equity securities. For this Fund, small-capitalization
                               companies are those with market capitalization values not
                               exceeding $2.5 billion, at the time of purchase. The Fund
                               invests mainly in equity securities of companies that the
                               manager believes are undervalued.

-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                Seeks long-term capital growth. The Fund normally invests at        Franklin Advisers, Inc.
Small-Mid Cap Growth           least 80% of its net assets in investments of small
Securities Fund - Class 2      capitalization (small cap) and mid capitalization (mid cap)
                               companies. For this Fund, small-cap companies are those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with market capitalization values not exceeding $8.5 billion at the time of purchase.

-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares           Seeks capital appreciation, with income as a secondary goal.        Franklin Mutual Advisers, LLC
Securities Fund - Class 2      The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.

-----------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT              Seeks long-term capital appreciation. The Fund invests, under       Goldman Sachs Asset Management,
Mid Cap Value Fund             normal circumstances, at least 80% of its net assets plus any       L.P.
                               borrowings for investment purposes (measured at time of
                               purchase) ("Net Assets") in a diversified portfolio of equity investments in mid-cap issuers with public stock market
                               capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market
                               capitalization of companies constituting the Russell Midcap(R)
                               Value Index at the time of investment. If the market
                               capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the
                               securities. The capitalization range of the Russell Midcap(R)
                               Value Index is currently between $276 million and $14.9
                               billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net
                               Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign
                               currencies. The Fund may invest in the aggregate up to 20% of its Net Assets in companies with public stock market
                               capitalizations outside the range of companies constituting the
                               Russell Midcap(R) Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

-----------------------------------------------------------------------------------------------------------------------------------


14 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs VIT              The Fund seeks long-term growth of capital and dividend income.     Goldman Sachs Asset Management,
Structured U.S. Equity Fund    The Fund invests, under normal circumstances, at least 90% of       L.P.
                               its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase ("Total Assets") in a diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United States. However, it is currently
                               anticipated that, under normal circumstances, the Fund will invest at least 95% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in such equity investments. The Fund's investments are selected using both a variety of quantitative techniques and fundamental
                               research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index. The Fund seeks a broad representation in most major sectors of the U.S. economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields. The Fund is not required to limit its investments to securities in the S&P
                               500 Index. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.


------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Trust         Long-term growth of capital with a secondary objective to seek      MFS Investment Management(R)
Series - Initial Class         reasonable current income. Invests primarily in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -      Capital growth and current income. Invests primarily in equity      MFS Investment Management(R)
Initial Class                  and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global             Long-term capital appreciation. Invests mainly in common stocks     OppenheimerFunds, Inc.
Securities Fund/VA,            of U.S. and foreign issuers that are "growth-type" companies,
Service Shares                 cyclical industries and special situations that are considered to have appreciation possibilities.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic          High level of current income principally derived from interest      OppenheimerFunds, Inc.
Bond Fund/VA,                  on debt securities. Invests mainly in three market sectors:
Service Shares                 debt securities of foreign governments and companies, U.S.
                               government securities and lower-rated high yield securities of
                               U.S. and foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences      Seeks capital appreciation. The fund pursues its goal by            Putnam Investment Management, LLC
Fund - Class IB Shares         investing mainly in common stocks of companies in the health sciences industries, with a focus on growth stocks. Under
                               normal circumstances, the fund invests at least 80% of its net assets in securities of (a) companies that derive at least 50%
                               of their assets, revenues or profits from the pharmaceutical, health care services, applied research and development and medical equipment and supplies industries, or (b) companies
                               Putnam Management thinks have the potential for growth as a result of their particular products, technology, patents or other market advantages in the health sciences industries.

------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International        Seeks capital appreciation. The fund pursues its goal by            Putnam Investment Management, LLC
Equity Fund - Class IB         investing mainly in common stocks of companies outside the
Shares                         United States that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -         Seeks capital appreciation. The fund pursues its goal by            Putnam Investment Management, LLC
Class IB Shares                investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income and, as a secondary goal, steady       RiverSource Investments, LLC
Portfolio - Diversified        growth of capital. Under normal market conditions, the Fund         (RiverSource Investments)
Equity Income Fund             invests at least 80% of its net assets in dividend-paying
                               common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High current income, with capital growth as a secondary             RiverSource Investments, LLC
Portfolio - High Yield         objective. Under normal market conditions, the Fund invests at
Bond Fund                      least 80% of its net assets in high-yielding, high-risk
                               corporate bonds (junk bonds) issued by U.S. and foreign
                               companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Capital appreciation. Under normal market conditions, the Fund      RiverSource Investments, LLC
Portfolio - Large Cap          invests at least 80% of its net assets in equity securities of
Equity Fund                    companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           A high level of current income and safety of principal              RiverSource Investments
Portfolio - Short Duration     consistent with an investment in U.S. government and government
U.S. Government Fund           agency securities. Under normal market conditions, at least 80%
                               of the Fund's net assets are invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. Under normal market conditions, at        RiverSource Investments,
Portfolio - Small Cap          least 80% of the Fund's net assets are invested in equity           adviser; Kenwood Capital
Advantage Fund                 securities of companies with market capitalization of up to $2      Management LLC, subadviser
                               billion or that fall within the range of the Russell 2000(R)
                               Index at the time of investment.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital appreciation. Invests primarily in equity         RiverSource Investments,
Portfolio - Small Cap          securities. Under normal market conditions, at least 80% of the     adviser; Goldman Sachs Asset
Value Fund                     Fund's net assets will be invested in small cap companies with      Management, L.P., Royce &
                               market capitalization, at the time of investment, of up to $2.5     Associates, LLC, Donald Smith &
                               billion or that fall within the range of the Russell 2000(R)        Co., Inc., Franklin Portfolio
                               Value Index.                                                        Associates LLC and Barrow,
                                                                                                   Hanley, Mewhinney & Strauss,
                                                                                                   Inc., subadvisers.

------------------------------------------------------------------------------------------------------------------------------------


16 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

-----------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term total return consistent with reasonable risk. The         Wells Fargo Funds Management,
Asset Allocation Fund          Fund invests in equity and fixed income securities with an          LLC, adviser; Wells Capital
                               emphasis on equity securities. The Fund does not select             Management Incorporated,
                               individual securities for investment, rather, it buys               subadviser.
                               substantially all of the securities of various indexes to
                               replicate such indexes. The Fund invests the equity portion of its assets in common stocks to replicate the S&P 500 Index, and invests the fixed income portion of its assets in U.S. Treasury
                               Bonds to replicate the Lehman Brothers 20+ Treasury Index. The
                               Fund seeks to maintain a 95% or better performance correlation with the respective indexes, before fees and expenses,
                               regardless of market conditions. The Fund's "neutral" target allocation is 60% equity securities and 40% fixed income
                               securities.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Maximum long-term total return consistent with minimizing risk      Wells Fargo Funds Management,
C&B Large Cap Value Fund       to principal. Seeks maximum long-term total return, consistent      LLC, adviser; Cooke & Bieler,
                               with minimizing risk to principal. The Fund principally invests     L.P., subadviser.
                               in large-capitalization securities, which we define as
                               securities of companies with market capitalizations of $1
                               billion or more. The Fund seeks total return by targeting
                               companies that we believe are undervalued, possess strong
                               financial positions and have a consistency and predictability on their earnings growth.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term capital appreciation and above-average dividend           Wells Fargo Funds Management,
Equity Income Fund             income. The Fund invests primarily in equity securities that        LLC, adviser; Wells Capital
                               the advisers believe are undervalued in relation to various         Management Incorporated,
                               valuation measures, and that have strong return potential and       subadviser.
                               above-average dividend income. The Fund invests principally in securities of companies with market capitalizations of $3
                               billion or more.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term capital appreciation. The Fund seeks long-term            Wells Fargo Funds Management,
International Core Fund        capital appreciation by investing principally in non-U.S.           LLC, adviser; New Star
                               securities, with focus on companies with strong growth              Institutional Managers Limited,
                               potential that offer relative values. These companies typically     subadviser.
                               have distinct competitive advantages, high or improving returns on invested capital and a potential for positive earnings
                               surprises. The Fund may invest in emerging markets.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Total return comprised of long-term capital appreciation and        Wells Fargo Funds Management,
Large Company Core Fund        current income. The Fund invests at least 80% of its assets in      LLC, adviser; Matrix Asset
                               securities of large-capitalization companies, which are defined     Advisors, Inc., subadviser.
                               as those with market capitalizations of $3 billion or more. The
                               Fund may invest up to 25% of the Fund's assets in foreign
                               securities through ADRs and similar investments.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term capital appreciation. Invests in the common stocks of     Wells Fargo Funds Management,
Large Company                  large U.S. companies that the adviser believes have superior        LLC, adviser; Peregrine Capital
Growth Fund                    growth potential. Investments are principally in securities of      Management, Inc., subadviser.
                               companies with market capitalizations of $3 billion or more.

-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Current income, while preserving capital and liquidity. Invests     Wells Fargo Funds Management,
Money Market Fund              primarily in high-quality money market instruments.                 LLC, adviser; Wells Capital
                                                                                                   Management Incorporated,
                                                                                                   subadviser.

-----------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 17

-----------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Long-term capital appreciation. Focus is on companies believed to   Wells Fargo Funds Management,
Small Cap Growth Fund          have above-average growth potential or that may be involved in      LLC, adviser; Wells Capital
                               new or innovative products, services and processes. Invests         Management Incorporated,
                               principally in securities of companies with market                  subadviser
                               capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2000 Index, which is considered a small capitalization index that is expected to change frequently.
-----------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage VT       Total return consisting of income and capital appreciation. The     Wells Fargo Funds Management,
Total Return Bond Fund         fund invests in a broad range of investment-grade debt              LLC, adviser; Wells Capital
                               securities, including U.S. government obligations, corporate        Management Incorporated,
                               bonds, mortgage- and other asset-backed securities and              subadviser.
                               money-market instruments. Under normal circumstances, we expect to maintain an overall effective duration range between 4 and
                               59 1/2 years.

-----------------------------------------------------------------------------------------------------------------------------------

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The minimum required investment in each GPA is $1,000. There are restrictions on the amount you can allocate to these accounts as well as on transfers from these accounts (see "Buying Your Contract" and "Transfer policies"). These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the guarantee period without receiving a MVA (see "Market Value Adjustment (MVA)" below.) During this 30 day window, you may choose to start a new guarantee period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.


18 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

                  IF YOUR GPA RATE IS:                 THE MVA IS:
           Less than the new GPA rate + 0.10%           Negative
           Equal to the new GPA rate + 0.10%            Zero
           Greater than the new GPA rate + 0.10%        Positive

GENERAL EXAMPLES

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, as reflected in the table above, the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 19

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

                                 1 + i
EARLY WITHDRAWAL AMOUNT x [(---------------)(TO THE POWER OF n/12) - 1] = MVA
                             1 + j + .001

Where:      i = rate earned in the GPA from which amounts are being
                transferred or withdrawn.

            j = current rate for a new Guaranteed Period equal to the
                remaining term in the current Guarantee Period.

            n = number of months remaining in the current Guarantee Period
                (rounded up).

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

                1.030
$1,000 X [(---------------)(TO THE POWER OF 84/12) - 1] = -$39.84
           1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

                1.030
$1,000 X [(---------------)(TO THE POWER OF 84/12) - 1] = $27.61
           1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 4% if the five-year withdrawal charge schedule applies and 6% if the seven-year withdrawal charge schedule applies. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. In some states, the MVA is limited.

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate offered may vary by state but will not be lower than state law allows.



20 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies").

Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified annuity or a nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you applied, you selected (if available in your state):

o     the length of the withdrawal charge period (five or seven years)(1);

o     the optional Benefit Protector Death Benefit Rider(2);

o     the optional Benefit Protector Plus Death Benefit Rider(2);

o     the optional Enhanced Death Benefit Rider(2);

o     the optional Guaranteed Minimum Income Benefit Rider(3);

o the one-year fixed account, GPAs and/or subaccounts in which you want to invest(4);

o     how you want to make purchase payments; and

o     a beneficiary.

(1) Contracts issued through Ameriprise Financial Services, Inc. are only available with a seven-year withdrawal charge schedule.

(2) You may select one of the following: the EDB, the Benefit Protector or the Benefit Protector Plus. Riders may not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. The EDB is only available if both you and the annuitant are 79 or younger at contract issue.

(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select the EDB. Riders may not be available in all states.

(4) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs are not available in Maryland, Oregon, Pennsylvania or Washington and may not be available in other states.

The contract provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs. For contracts with applications signed on or after June 16, 2003, the amount of any purchase payment allocated to the GPAs and the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish a dollar cost averaging arrangement with respect to the purchase payment according to procedures currently in effect, or you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

We apply your purchase payments to the GPAs, one-year fixed account and subaccounts you select. If we receive your purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a SIP. To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 21

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. You can also select a date within the maximum limits. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM PURCHASE PAYMENTS

      If paying by SIP:

            $50 initial payment.
            $50 for additional payments.

      If paying by any other method:

            $100 for additional payments.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*

            $99,999 for contracts issued through Ameriprise Financial Services, Inc.
            $1,000,000 for all other contracts.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.


22 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary or earlier if the contract is withdrawn. Some states limit the amount of any contract charge to the one-year fixed account. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account. We cannot increase these fees.

These fees are based on the withdrawal charge schedule and death benefits that apply to your contract.

                                      SEVEN-YEAR WITHDRAWAL       FIVE-YEAR WITHDRAWAL
                                         CHARGE SCHEDULE             CHARGE SCHEDULE
Standard Death Benefit                         1.05%                      1.30%
Enhanced Death Benefit Rider                   1.25                       1.50

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below, will cover sales and distribution expenses.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 23

If the contract is terminated for any reason other than death or when the annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge an annual fee (currently 0.70%) based on the GMIB benefit base for this optional feature only if you select it. If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate the GMIB fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the GMIB fee adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. For details on how we calculate the fee, see "Optional Benefits -- Guaranteed Minimum Income Benefit Rider."

WITHDRAWAL CHARGE

You select the withdrawal charge period at the time of your application for the contract. Contracts issued through Ameriprise Financial Services, Inc. are available only with a seven-year withdrawal charge schedule. The withdrawal charge percentages that apply to you are shown in your contract. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustment (MVA).")

If you withdraw all or part of your contract value, a withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than six or eight years before the date of withdrawal.

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, if you selected the seven-year schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 2%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

   (a)   is 15% of your prior anniversary's contract value; and

   (b)   is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 15% of your prior anniversary's contract value.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                   (ACV - XSF)
       PPW = XSF + ----------- x (PPNPW - XSF)
                   (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.


24 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn, depending on the schedule you selected*:

            FIVE-YEAR SCHEDULE                              SEVEN-YEAR SCHEDULE
 YEARS FROM PURCHASE      WITHDRAWAL CHARGE     YEARS FROM PURCHASE      WITHDRAWAL CHARGE
   PAYMENT RECEIPT           PERCENTAGE           PAYMENT RECEIPT            PERCENTAGE
          1                       8%                     1                       8%
          2                       8                      2                       8
          3                       6                      3                       7
          4                       4                      4                       6
          5                       2                      5                       5
          Thereafter              0                      6                       4
                                                         7                       2
                                                         Thereafter              0

* Contracts issued through Ameriprise Financial Services, Inc. are only available with a seven-year withdrawal charge schedule.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract had a five-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.27% if the assumed investment rate is 3.5% and 6.77% if the assumed investment rate is 5%. If the original contract had a seven-year withdrawal charge schedule, the discount rate we use in the calculation will be 5.02% if the assumed investment rate is 3.5% and 6.52% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with a seven-year withdrawal charge schedule with this history:

o The contract date is Nov. 1, 2004 with a contract year of Nov. 1 through Oct. 31 and with an anniversary date of Nov. 1 each year; and

o     We received these payments

      -- $10,000 Nov. 1, 2004;

      -- $8,000 Dec. 31, 2010; and

      -- $6,000 Feb. 20, 2012; and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2014 and made no other withdrawals during that contract year; and

o     The prior anniversary Nov. 1, 2013 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
     $   0          $5,773.20 is 15% of the prior anniversary's contract
                    value withdrawn without withdrawal charge; and

         0          $8,327.80 is contract earnings in excess of the 15%
                    TFA withdrawal amount withdrawn without withdrawal charge; and

         0 $10,000 Nov. 1, 2004 purchase purchase payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and

       480 $8,000 Dec. 31, 2010 purchase payment is in its fourth year from receipt, withdrawn with a 6% withdrawal charge; and

       420          $6,000 Feb. 20, 2012 purchase payment is in its third
                    year from receipt withdrawn with a 7% withdrawal
                    charge.
     -----
     $ 900


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 25

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 15% of your prior contract anniversary's contract value to the extent it exceeds contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o withdrawals made as a result of one of the "Contingent events" described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period; and

o     death benefits.

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

o Withdrawals you make if you or the annuitant become disabled within the meaning of the Code Section 72(m)(7) after contract issue. The disabled person must also be receiving Social Security disability or state long term disability benefits. The disabled person must be age 70 or younger at the time of withdrawal. You must provide us with a signed letter from the disabled person stating that he or she meets the above criteria, a legible photocopy of Social Security disability or state long term disability benefit payments and the application for such payments.

o Withdrawals you make once a year if you or the annuitant become unemployed at least one year after contract issue, up to the following amounts each year:

      (a) 25% of your prior anniversary's contract value (or $10,000 if greater) if the unemployment condition is met for at least 30 straight days; or

      (b) 50% of your prior anniversary's contract value (or $10,000 if greater) if the unemployment condition is met for at least 180 straight days.

The unemployment condition is met if the unemployed person is currently receiving unemployment compensation from a government unit of the United States, whether federal or state. You must provide us with a signed letter from the unemployed person stating that he or she meets the above criteria and a legible photocopy of the unemployment payment benefits meeting the above criteria with regard to dates.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


26 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

      -- Guaranteed Minimum Income Benefit rider

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge, or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 27

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

      -- Guaranteed Minimum Income Benefit rider

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


28 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                             NUMBER
By investing an equal number                      AMOUNT    ACCUMULATION    OF UNITS
of dollars each month ...                MONTH   INVESTED    UNIT VALUE    PURCHASED
                                          Jan      $100         $20           5.00
you automatically buy                     Feb       100          18           5.56
more units when the                       Mar       100          17           5.88
per unit market price is low ... ---->    Apr       100          15           6.67
                                          May       100          16           6.25
                                          Jun       100          18           5.56
and fewer units                           Jul       100          17           5.88
when the per unit                         Aug       100          19           5.26
market price is high.            ---->    Sept      100          21           4.76
                                          Oct       100          20           5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for the Tiered DCA program. Under the Tiered DCA program, you can allocate a new purchase payment to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

IF YOUR NET CONTRACT VALUE(1) IS ...    WE ALLOCATE YOUR NEW PURCHASE PAYMENTS TO:
          $10,000-$49,999                         Tier 1 DCA account
          $50,000 or more                         Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment you make. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.

(2) You cannot allocate your new purchase payments to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for only six months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the GPAs, the one-year fixed account and/or subaccounts you select over the six-month period. If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 29

We reserve the right to credit a lower interest rate to each Tiered DCA account if you select the GPAs or the one-year fixed account as part of your Tiered DCA transfers. We credit higher rates on the Tier 2 DCA account than on the Tier 1 DCA account. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

We credit each Tiered DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Tiered DCA account at the beginning of the six-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Tiered DCA account from the beginning. If we receive any of your multiple payments after the six-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Tiered DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Tiered DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments that are already in a Tiered DCA account. For more information on the Tiered DCA program, contact your investment professional.

The Tiered DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

We may suspend or modify transfer privileges at any time.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Tiered DCA program and you change your subaccount asset allocation for the asset rebalancing program, we will change your subaccount asset allocation under the Tiered DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.


30 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 31

OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the GPAs and one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction. For contracts with applications signed on or after June 16, 2003, the amount of contract value transferred to the GPAs and the one-year fixed account cannot result in the value of the GPAs and the one-year fixed account in total being greater than 30% of the contract value. The time limitations on transfers from the GPAs and one-year fixed account will be enforced, and transfers out of the GPAs and one-year fixed account are limited to 30% of the GPA and one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the GPAs will be effective on the valuation date we receive it.

o If you select a variable annuity payout, once annuity payouts begin, you may make transfers once per contract year among the subaccounts and we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


32 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:     $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:     Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax with holding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or the one-year fixed accounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:     $100 monthly
                              $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:     $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                    Contract value or entire account balance
Withdrawals:                  $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 33

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract;
         or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


34 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have a GMIB rider and/or Benefit Protector(SM) Plus Death Benefit rider, the rider will terminate upon transfer of ownership of your annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are two death benefit options under this contract: the standard death benefit and the Enhanced Death Benefit (EDB) Rider. If either you or the annuitant are 80 or older at contract issue, the standard death benefit will apply. If both you and the annuitant are 79 or younger at contract issue, you can elect either the standard death benefit or the EDB Rider (if it is available in your state) on your application. If you select the GMIB, you must elect the EDB Rider. Once you elect an option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under either death benefit we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you select when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

STANDARD DEATH BENEFIT

If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows:

If you or the annuitant were age 80 or older at contract issue, we will pay the beneficiary the greater of:

1.    total purchase payments minus adjusted partial withdrawals; or

2.    contract value.

If you and the annuitant were age 79 or younger at contract issue, we will pay the beneficiary the greatest of:

1.    total purchase payments minus adjusted partial withdrawals;

2.    contract value; or

3. the maximum anniversary value immediately preceding the date of death plus any payments made since that anniversary minus adjusted partial withdrawals since that anniversary.

STANDARD DEATH BENEFIT ADJUSTED PARTIAL WITHDRAWALS =  PW X DB
                                                       -------
                                                         CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of your (a) current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the higher value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 35

EXAMPLE ASSUMING YOU AND THE ANNUITANT WERE AGE 79 OR YOUNGER AT CONTRACT
ISSUE:

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2004.

o On Jan. 1, 2005 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2005 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the standard death benefit on March 1, 2005 as follows:

         Purchase payments minus adjusted partial withdrawals:

            Total purchase payments:                               $20,000.00
            minus the standard death benefit adjusted partial
            withdrawals, calculated as:

            $1,500 x $20,000
            ---------------- =                                      -1,363.64
                 $22,000                                           ----------

         for a death benefit of:                                   $18,636.36
                                                                   ==========
         Contract value at death:                                  $20,500.00
                                                                   ==========
         The MAV immediately preceding the date of death
         plus any payments made since that anniversary
         minus adjusted partial withdrawals:
            MAV on the prior anniversary:                          $24,000.00
            plus purchase payments made since that anniversary:         +0.00
            minus the standard death benefit adjusted partial
            withdrawals, calculated as:

            $1,500 x $24,000
            ---------------- =                                      -1,636.36
                 $22,000                                           ----------

         for a death benefit of:                                   $22,363.64
                                                                   ==========
      The standard death benefit, calculated as the greatest of
      these three values is the MAV:                               $22,363.64

ENHANCED DEATH BENEFIT (EDB) RIDER

The EDB Rider is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. This is an optional benefit that you may select for an additional charge (see "Charges"). The EDB Rider does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not the EDB Rider is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add the EDB Rider to your contract at the time of purchase. Once you select the EDB Rider you may not cancel it. You may not add the EDB Rider if you add either the Benefit Protector or the Benefit Protector Plus to your contract. You must select the EDB Rider if you choose to add the Guaranteed Minimum Income Benefit Rider to your contract.

The EDB Rider provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

o     the standard death benefit; or

o     the 5% rising floor.


36 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

5% RISING FLOOR: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o     the amounts allocated to the subaccounts at issue increased by 5%,

o     plus any subsequent amounts allocated to the subaccounts,

o     minus adjusted transfers and partial withdrawals from the subaccounts.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts and subtract adjusted transfers and partial withdrawals from the subaccounts. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

   5% RISING FLOOR ADJUSTED TRANSFERS OR PARTIAL WITHDRAWALS = PWT X VAF
                                                               ---------
                                                                   SV

      PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts.

      VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

       SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

EXAMPLE

o You purchase the contract with a payment of $20,000 on Jan. 1, 2004 with $5,000 allocated to the one-year fixed account and $15,000 allocated to the subaccounts.

o On Jan. 1, 2005 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $12,000. Total contract value is $17,200.

o On March 1, 2005, the one-year fixed account value is $5,300 and the subaccount value is $14,000. Total contract value is $19,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $17,800

      The death benefit on March 1, 2005 is calculated as follows:
         The standard death benefit (which in this case is the MAV):
            MAV on the prior anniversary:                                     $ 20,000.00
            plus purchase payments made since the prior anniversary:                +0.00
            minus the standard death benefit adjusted partial withdrawal taken since that anniversary, calculated as:
            $1,500 x $20,000
            ---------------- =                                                  -1,554.40
                 $19,300                                                      -----------

         Standard death benefit, which is the MAV:                            $ 18,445.60
                                                                              ===========
         The 5% rising floor:
            The variable account floor on Jan. 1, 2005, calculated as:
            1.05 x 15,000 =                                                   $ 15,750.00
            plus amounts allocated to the subaccounts since that anniversary:       +0.00
            minus the 5% rising floor adjusted partial withdrawal
            from the subaccounts, calculated as:
            $1,500 x $15,750
            ---------------- =                                                -$ 1,687.50
                 $14,000                                                      -----------

            variable account floor benefit:                                   $ 14,062.50
            plus the one-year fixed account value:                              +5,300.00
                                                                              -----------
         5% rising floor (value of the GPAs, the one-year fixed account and
         the variable account floor):                                         $ 19,362.50
                                                                              ===========

      EDB Rider, calculated as the greater of the standard death benefit or
      the 5% rising floor:                                                    $ 19,362.50
                                                                              ===========


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 37

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and Benefit Protector Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider and the Benefit Protector Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


38 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

OPTIONAL BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is not available under contracts issued through Ameriprise Financial Services, Inc. The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector Plus or the Enhanced Death Benefit Riders. We reserve the right to discontinue offering the Benefit Protector for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the standard death benefit (see "Benefits in Case of Death), plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the standard death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

TERMINATING THE BENEFIT PROTECTOR

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

EXAMPLE OF THE BENEFIT PROTECTOR

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you and the annuitant are under age 70. You select the seven-year withdrawal schedule.

o On July 1, 2004 the contract value grows to $105,000. The death benefit under the standard death benefit on July 1, 2004 equals the contract value. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2005 the contract value grows to $110,000. The death benefit on Jan. 1, 2005 equals:

         the standard death benefit (contract value):                         $   110,000
         plus the Benefit Protector benefit which equals 40% of earnings at death (the standard death benefit minus payments not
         previously withdrawn):
         0.40 x ($110,000 - $100,000) =                                            +4,000
                                                                              -----------
      Total death benefit of:                                                 $   114,000

o On Jan. 1, 2006 the contract value falls to $105,000. The death benefit Jan. 1, on 2006 equals:

         the standard death benefit (MAV):                                    $   110,000
         plus the Benefit Protector benefit (40% of earnings at death):
         0.40 x ($110,000 - $100,000) =                                            +4,000
                                                                              -----------
      Total death benefit of:                                                 $   114,000


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 39



o On Feb. 1, 2006 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 7% withdrawal charge. We will withdraw $15,750 from your contract value free of charge (15% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $34,250 ($31,852 + $2,398 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,602. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2006 equals:

         the standard death benefit (MAV adjusted for partial withdrawals):   $    57,619
         plus the Benefit Protector benefit (40% of earnings at death):
         0.40 x ($57,619 - $55,000) =                                              +1,048
                                                                              -----------
      Total death benefit of:                                                 $    58,667

o On Jan. 1, 2007 the contract value falls to $40,000. The death benefit on Jan. 1, 2007 equals the death benefit on Feb. 1, 2006. The reduction in contract value has no effect.

o On Jan. 1, 2013 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2013 equals:

         the standard death benefit (contract value):                         $   200,000
         plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                     +55,000
                                                                              -----------
      Total death benefit of:                                                 $   255,000

o On July 1, 2013 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2013 equals:

         the standard death benefit (contract value):                         $   250,000
         plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
         previously withdrawn that are one or more years old)                     +55,000
                                                                              -----------
      Total death benefit of:                                                 $   305,000

o On July 1, 2014 the contract value remains $250,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2014 equals:

         the standard death benefit (contract value):                         $   250,000
         plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not previously withdrawn
         that are one or more years old): 0.40 x ($250,000 - $105,000) =          +58,000
                                                                              -----------
      Total death benefit of:                                                 $   308,000

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date they elect to continue the contract.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is not available under contracts issued through Ameriprise Financial Services, Inc. The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.


40 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to you contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is available only for purchase through a transfer, exchange or rollover from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector or the Enhanced Death Benefit Riders. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the benefits payable under the Benefit Protector described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                                  PERCENTAGE IF YOU AND THE ANNUITANT ARE       PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR                    UNDER AGE 70 ON THE RIDER EFFECTIVE DATE      70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                                          0%                                            0%
Three and Four                                      10%                                         3.75%
Five or more                                        20%                                          7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o     the standard death benefit (see "Benefits in Case of Death") PLUS

                                 IF YOU AND THE ANNUITANT ARE UNDER            IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR                    AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...   OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One                              Zero                                          Zero
Two                              40% x earnings at death (see above)           15% x earnings at death
Three & Four                     40% x (earnings at death + 25% of initial     15% x (earnings at death + 25% of initial
                                 purchase payment*)                            purchase payment*)
Five or more                     40% x (earnings at death + 50% of initial     15% x (earnings at death + 50% of initial
                                 purchase payment*)                            purchase payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

EXAMPLE OF THE BENEFIT PROTECTOR PLUS

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you and the annuitant are under age 70. You select the seven-year withdrawal charge schedule.

o On July 1, 2004 the contract value grows to $105,000. The death benefit on July 1, 2004 under the standard death benefit equals the contract value. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2005 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2005 equals:

         the standerd death benefit (contract value):                         $   110,000
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death (the standard death benefit minus payments not previously withdrawn):
         0.40 x ($110,000 - $100,000) =                                            +4,000
                                                                              -----------
      Total death benefit of:                                                 $   114,000


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 41

o On Jan. 1, 2006 the contract value falls to $105,000. The death benefit on Jan. 1, 2006 equals:

         the standard death benefit (MAV):                                    $   110,000
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
         0.40 x ($110,000 - $100,000) =                                            +4,000
         plus 10% of purchase payments made within 60 days of contract
         issue and not previously withdrawn: 0.10 x $100,000 =                    +10,000
                                                                              -----------
      Total death benefit of:                                                 $   124,000

o On Feb. 1, 2006 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 7% withdrawal charge. We will withdraw $15,750 from your contract value free of charge (15% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $34,250 ($31,852 + $2,398 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,602. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2006 equals:

         the standard death benefit (MAV adjusted for partial withdrawals):   $    57,619
         plus the Benefit Protector Plus benefit which equals 40% of
         earnings at death: 0.40 x ($57,619 - $55,000) =                           +1,048
         plus 10% of purchase payments made within 60 days of contract
         issue and not previously withdrawn: 0.10 x $55,000 =                      +5,500
                                                                              -----------
      Total death benefit of:                                                 $    64,167

o On Jan. 1, 2007 the contract value falls $40,000. The death benefit on Jan. 1, 2007 equals the death benefit paid on Feb. 1, 2006. The reduction in contract value has no effect.

o On Jan. 1, 2013 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2013 equals:

      the standard death benefit (contract value):                            $   200,000
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments
         not previously withdrawn that are one or more years old                  +55,000
         plus 20% of purchase payments made within 60 days of contract issue
         and not previously withdrawn: 0.20 x $55,000 =                           +11,000
                                                                              -----------
      Total death benefit of:                                                 $   266,000

o On July 1, 2013 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2013 equals:

      the standard death benefit (contract value):                            $   250,000
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments
         not previously withdrawn that are one or more years old                  +55,000
         plus 20% of purchase payments made within 60 days of contract
         issue and not previously withdrawn: 0.20 x $55,000 =                     +11,000
                                                                              -----------
      Total death benefit of:                                                 $   316,000

o On July 1, 2014 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2014 equals:

      the standard death benefit (contract value):                            $   250,000
         plus the Benefit Protector Plus benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old:
         0.40 x ($250,000 - $105,000) =                                           +58,000
         plus 20% of purchase payments made within 60 days of contract
         issue and not previously withdrawn: 0.20 x $55,000 =                     +11,000
                                                                              -----------
      Total death benefit of:                                                 $   319,000


42 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the standard death benefit (see "Benefits in Case of Death").

NOTE: For special tax considerations associated with the Benefit Protector Plus, see "Taxes."

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If the annuitant is between age 70 and age 75 at contract issue, you should consider whether the GMIB is appropriate for your situation because:

o     you must hold the GMIB for 10 years(1);

o the GMIB rider terminates(2) on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the GMIB within 30 days after a contract anniversary(1);

o the MAV and the 5% rising floor values we use in the GMIB benefit base to calculate annuity payouts under the GMIB are limited after age 81; and

o     there are additional costs associated with the rider.

Be sure to discuss whether or not the GMIB is appropriate for your situation with your sales representative.

(1) Unless the annuitant qualifies for a contingent event (see "Charges -- Contingent events").

(2) The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the IRS must begin, you should consider whether the GMIB is appropriate for you. Partial withdrawals you take from the contract, including those taken to satisfy required minimum distributions, will reduce the GMIB benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payments available under the rider (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). Consult a tax advisor before you purchase any GMIB with a qualified annuity, such as an IRA.

If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional annual charge. You must elect the GMIB along with the EDB at the time you purchase your contract and your rider effective date will be the contract issue date.

In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB on the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, transfers and withdrawals in the GMIB calculations.

INVESTMENT SELECTION UNDER THE GMIB: You may allocate your purchase payments or transfers to any of the subaccounts, the GPAs or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in the Wells Fargo Advantage VT Money Market Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.

EXERCISING THE GMIB

o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a ten-year waiting period from the rider effective date. However, there is an exception if at any time the annuitant experiences a "contingent event" (disability, terminal illness, confinement to a nursing home or hospital, or unemployment, see "Charges -- Contingent events" for more details.)

o the annuitant on the date the option is exercised must be between 50 and 86 years old.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity -- no refund;

      -- Plan B - Life Annuity with ten years certain;

      -- Plan D - Joint and last survivor life annuity -- no refund;

o     you may change the annuitant for the payouts.

If you exercise the GMIB under a contingent event, you can take up to 50% of the benefit base in cash. You can use the balance of the GMIB benefit base (described below) for annuity payouts calculated using the guaranteed annuity purchase rates under any one of the payout plans listed above as long as the annuitant is between 50 and 86 years old on the retirement date.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 43

When you exercise your GMIB, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 3%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

                              Pt-1 (1 + i)
                             -------------- = Pt
                                  1.05

      Pt-1 = prior annuity payout

        Pt = current annuity payout

         i = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you will receive the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.

GMIB BENEFIT BASE: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1.    total purchase payments minus adjusted partial withdrawals;

2.    contract value;

3. the MAV at the last contract anniversary plus any payments made since that anniversary minus adjusted partial withdrawals since that anniversary; or

4.    the 5% rising floor.

Keep in mind that the MAV and the 5%rising floor values are limited after age
81.

We reserve the right to exclude from the GMIB benefit base any purchase payments you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments. If we exercise this right, we:

o subtract each payment adjusted for market value from the contract value and the MAV.

o subtract each payment from the 5% rising floor. We adjust the payments made to the GPAs and the one-year fixed account for market value. We increase payments allocated to the subaccounts by 5% for the number of full contract years they have been in the contract before we subtract them from the 5% rising floor.

For each payment, we calculate the market value adjustment to the contract value, MAV, GPAs and the one-year fixed account value of the 5% rising floor as:

                                   PMT X CVG
                                   ---------
                                      ECV

      PMT = each purchase payment made in the five years before you exercise the GMIB.

      CVG = current contract value at the time you exercise the GMIB.

      ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 5% increase of payments allocated to the subaccounts as:

                        PMT X (1.05)(TO THE POWER OF CY)

      CY = the full number of contract years the payment has been in the contract.


44 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

TERMINATING THE GMIB

o You may terminate the rider within 30 days after the first and fifth rider anniversaries.

o     You may terminate the rider any time after the tenth rider anniversary.

o     The rider will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you allocate all your purchase payments to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                                                                     GMIB
ANNIVERSARY                CONTRACT VALUE      MAV     5% RISING FLOOR   BENEFIT BASE
 1                            $107,000      $107,000       $105,000
 2                             125,000       125,000        110,250
 3                             132,000       132,000        115,763
 4                             150,000       150,000        121,551
 5                              85,000       150,000        127,628
 6                             120,000       150,000        134,010
 7                             138,000       150,000        140,710
 8                             152,000       152,000        147,746
 9                             139,000       152,000        155,133
10                             126,000       152,000        162,889        $162,889
11                             138,000       152,000        171,034         171,034
12                             147,000       152,000        179,586         179,586
13                             163,000       163,000        188,565         188,565
14                             159,000       163,000        197,993         197,993
15                             212,000       212,000        207,893         212,000

NOTE: The MAV and 5% rising floor values are limited after age 81. Additionally, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                  MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                        PLAN A -           PLAN B -        PLAN D - JOINT AND
ANNIVERSARY               GMIB              LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE           BENEFIT BASE          NO REFUND         TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10             $162,889 (5% rising floor)      $   840.51         $  817.70             $ 672.73
15              212,000 (MAV)                    1,250.80          1,193.56               968.84


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 45

The payouts above are shown at guaranteed annuity rates as stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                          PLAN A -            PLAN B -        PLAN D - JOINT AND
ANNIVERSARY                    LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE   CONTRACT VALUE     NO REFUND       TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10               $126,000        $  650.16           $  632.52             $520.38
15                212,000         1,250.80            1,193.56              968.84

In the above example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.

THE GMIB FEE:

This fee currently costs 0.70% of the GMIB benefit base annually and it is taken in a lump sum from the contract value on each contract anniversary at the end of each contract year. If the contract is terminated or if annuity payouts begin, we will deduct the fee at that time adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%.

We calculate the fee as follows:

                                 BB + AT - FAV

      BB = the GMIB benefit base.

      AT = adjusted transfers from the subaccounts to the GPAs and the one-year fixed account made in the six months before the contract anniversary calculated as:

                                   PT X VAT
                                   --------
                                      SVT

      PT = the amount transferred from the subaccounts to the GPAs and the one-year fixed account within six months of the contract anniversary

     VAT = variable account floor on the date of (but prior to) the transfer

     SVT = value of the subaccounts on the date of (but prior to) the transfer

     FAV = the value of the GPAs and the one-year fixed account.

The result of AT - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and allocate all of your payment to the subaccounts.

o     You make no transfers or partial withdrawals.

CONTRACT                        GMIB FEE           VALUE ON WHICH WE               GMIB FEE
ANNIVERSARY   CONTRACT VALUE   PERCENTAGE          BASE THE GMIB FEE            CHARGED TO YOU
1                $ 80,000        0.70%      5% rising floor = $100,000 x 1.05       $  735
2                 150,000        0.70%      Contract value = $150,000                1,050
3                 102,000        0.70%      MAV = $150,000                           1,050


46 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 47

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. If the original contract had a five-year withdrawal charge schedule, the discount rate we use in the calculation will vary between 5.27% and 6.77% depending on the applicable assumed investment rate. If the original contract had a seven-year withdrawal charge schedule, the discount rate we use in the calculation will vary between 5.02% and 6.52% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send your tax information form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.


48 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States, and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payout.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouse or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 49

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED SECURITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death,

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS OR THE ENHANCED DEATH BENEFIT RIDER: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


50 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the Wells Fargo Advantage VT Money Market Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 51

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


52 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

ADDITIONAL INFORMATION


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investor Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 53

APPENDIX: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                2005     2004     2003     2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.58  $  0.55  $  0.43  $  0.57  $  0.75  $  1.00
Accumulation unit value at end of period                                        $  0.62  $  0.58  $  0.55  $  0.43  $  0.57  $  0.75
Number of accumulation units outstanding at end of period (000 omitted)           1,950    2,150    2,296    2,455    2,749    1,707
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.62  $  0.60  $  0.48  $  0.70  $  0.81  $  1.00
Accumulation unit value at end of period                                        $  0.65  $  0.62  $  0.60  $  0.48  $  0.70  $  0.81
Number of accumulation units outstanding at end of period (000 omitted)           5,055    5,719    6,609    6,919    7,863    5,982
*  AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $ 0.63    $ 0.60  $  0.48  $  0.69  $  0.90  $  1.00
Accumulation unit value at end of period                                        $ 0.65    $ 0.63  $  0.60  $  0.48  $  0.69  $  0.90
Number of accumulation units outstanding at end of period (000 omitted)            530       701      753      817    1,145      834
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.08  $  1.08  $  0.87  $  0.95  $  1.00       --
Accumulation unit value at end of period                                        $  1.28  $  1.08  $  1.08  $  0.87  $  0.95       --
Number of accumulation units outstanding at end of period (000 omitted)             100      105       99       92       60       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.26  $  1.17  $  0.93  $  0.91  $  1.00       --
Accumulation unit value at end of period                                        $  1.27  $  1.26  $  1.17  $  0.93  $  0.91       --
Number of accumulation units outstanding at end of period (000 omitted)             148      223      280      154       71       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.59  $  1.29  $  0.95  $  1.06  $  1.00       --
Accumulation unit value at end of period                                        $  1.86  $  1.59  $  1.29  $  0.95  $  1.06       --
Number of accumulation units outstanding at end of period (000 omitted)           1,850    1,925    1,154    1,005      667       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.66  $  1.48  $  1.13  $  1.16  $  1.16  $  1.00
Accumulation unit value at end of period                                        $  1.67  $  1.66  $  1.48  $  1.13  $  1.16  $  1.16
Number of accumulation units outstanding at end of period (000 omitted)           1,440    1,366    1,259    1,080      969      102
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  2.51  $  1.93  $  1.44  $  1.42  $  1.34  $  1.00
Accumulation unit value at end of period                                        $  2.81  $  2.51  $  1.93  $  1.44  $  1.42  $  1.34
Number of accumulation units outstanding at end of period (000 omitted)             403      418      397      421      119       24
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/1/2002)
Accumulation unit value at beginning of period                                  $  1.27  $  1.04  $  0.79  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.36  $  1.27  $  1.04  $  0.79       --       --
Number of accumulation units outstanding at end of period (000 omitted)             503      478      149       59       --       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.58  $  0.52  $  0.39  $  0.55  $  0.66  $  1.00
Accumulation unit value at end of period                                        $  0.60  $  0.58  $  0.52  $  0.39  $  0.55  $  0.66
Number of accumulation units outstanding at end of period (000 omitted)           2,955    3,142    2,747    2,813    2,416    1,378
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.49  $  1.34  $  1.08  $  1.25  $  1.18  $  1.00
Accumulation unit value at end of period                                        $  1.63  $  1.49  $  1.34  $  1.08  $  1.25  $  1.18
Number of accumulation units outstanding at end of period (000 omitted)           3,461    3,662    1,227      875      521      245
------------------------------------------------------------------------------------------------------------------------------------


54 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                2005     2004     2003     2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  2.33  $  1.87  $  1.48  $  1.57  $  1.42  $  1.00
Accumulation unit value at end of period                                        $  2.60  $  2.33  $  1.87  $  1.48  $  1.57  $  1.42
Number of accumulation units outstanding at end of period (000 omitted)             981    1,028    1,083    1,065    1,041      593
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                  $  0.90  $  0.79  $  0.62  $  0.80  $  0.92  $  1.00
Accumulation unit value at end of period                                        $  0.94  $  0.90  $  0.79  $  0.62  $  0.80  $  0.92
Number of accumulation units outstanding at end of period (000 omitted)           1,492    1,569    1,608    1,593    1,352      730
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.89  $  0.81  $  0.67  $  0.86  $  1.03  $  1.00
Accumulation unit value at end of period                                        $  0.94  $  0.89  $  0.81  $  0.67  $  0.86  $  1.03
Number of accumulation units outstanding at end of period (000 omitted)             986    1,123    1,326    1,476    1,400      488
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.92  $  0.72  $  0.53  $  0.70  $  0.93  $  1.00
Accumulation unit value at end of period                                        $  1.06  $  0.92  $  0.72  $  0.53  $  0.70  $  0.93
Number of accumulation units outstanding at end of period (000 omitted)           1,224    1,369    1,686    1,931    2,308    1,220
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                  $  1.28  $  1.09  $  0.77  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.45  $  1.28  $  1.09  $  0.77       --       --
Number of accumulation units outstanding at end of period (000 omitted)             579      518       82       13       --       --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                  $  1.28  $  1.19  $  1.03  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.30  $  1.28  $  1.19  $  1.03       --       --
Number of accumulation units outstanding at end of period (000 omitted)             919      906      264      111       --       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                                  $  1.04  $  0.98  $  0.84  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.16  $  1.04  $  0.98  $  0.84       --       --
Number of accumulation units outstanding at end of period (000 omitted)             132      111       50       12       --       --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.77  $  0.67  $  0.53  $  0.65  $  0.83  $  1.00
Accumulation unit value at end of period                                        $  0.86  $  0.77  $  0.67  $  0.53  $  0.65  $  0.83
Number of accumulation units outstanding at end of period (000 omitted)           4,113    4,437    3,942    3,982    3,906    2,927
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.52  $  0.44  $  0.34  $  0.49  $  0.75  $  1.00
Accumulation unit value at end of period                                        $  0.57  $  0.52  $  0.44  $  0.34  $  0.49  $  0.75
Number of accumulation units outstanding at end of period (000 omitted)           3,050    3,375    3,967    4,476    4,717    3,180
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                  $  1.42  $  1.22  $  0.87  $  1.09  $  1.08  $  1.00
Accumulation unit value at end of period                                        $  1.60  $  1.42  $  1.22  $  0.87  $  1.09  $  1.08
Number of accumulation units outstanding at end of period (000 omitted)           1,105    1,194      591      573      428       98
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                  $  1.17  $  1.06  $  0.86  $  0.93  $  0.90  $  1.00
Accumulation unit value at end of period                                        $  1.20  $  1.17  $  1.06  $  0.86  $  0.93  $  0.90
Number of accumulation units outstanding at end of period (000 omitted)             328      368      394      684      279      175
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                  $  0.69  $  0.66  $  0.52  $  0.67  $  0.83  $  1.00
Accumulation unit value at end of period                                        $  0.73  $  0.69  $  0.66  $  0.52  $  0.67  $  0.83
Number of accumulation units outstanding at end of period (000 omitted)             727      804       75       75       76       66

*  RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
   Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 55

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                2005     2004     2003     2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                  $  0.69  $  0.67  $  0.55  $  0.71  $  0.86  $  1.00
Accumulation unit value at end of period                                        $  0.69  $  0.69  $  0.67  $  0.55  $  0.71  $  0.86
Number of accumulation units outstanding at end of period (000 omitted)           2,284    2,443    1,643    1,714    1,471    1,038

*  RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
   Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                  $  1.17  $  1.17  $  1.17  $  1.12  $  1.07  $  1.00
Accumulation unit value at end of period                                        $  1.17  $  1.17  $  1.17  $  1.17  $  1.12  $  1.07
Number of accumulation units outstanding at end of period (000 omitted)           1,196    1,221    1,040    1,450      805      125
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                  $  1.16  $  0.99  $  0.68  $  0.83  $  0.90  $  1.00
Accumulation unit value at end of period                                        $  1.21  $  1.16  $  0.99  $  0.68  $  0.83  $  0.90
Number of accumulation units outstanding at end of period (000 omitted)             214      237      384      307       41        9
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                  $  1.28  $  1.08  $  0.79  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.34  $  1.28  $  1.08  $  0.79       --       --
Number of accumulation units outstanding at end of period (000 omitted)             185      221       40       22       --       --
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.02  $  0.95  $  0.79  $  0.91  $  0.99  $  1.00
Accumulation unit value at end of period                                        $  1.06  $  1.02  $  0.95  $  0.79  $  0.91  $  0.99
Number of accumulation units outstanding at end of period (000 omitted)           4,274    4,536    4,842    5,138    5,343    2,012
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.03  $  0.94  $  0.76  $  1.01  $  1.09  $  1.00
Accumulation unit value at end of period                                        $  1.05  $  1.03  $  0.94  $  0.76  $  1.01  $  1.09
Number of accumulation units outstanding at end of period (000 omitted)             586      532      624      638      457      213
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.16  $  1.05  $  0.84  $  1.06  $  1.13  $  1.00
Accumulation unit value at end of period                                        $  1.20  $  1.16  $  1.05  $  0.84  $  1.06  $  1.13
Number of accumulation units outstanding at end of period (000 omitted)           1,578    1,938    1,984    2,083    2,040    1,204
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                                  $  0.79  $  0.73  $  0.56  $  0.74  $  0.89  $  1.00
Accumulation unit value at end of period                                        $  0.86  $  0.79  $  0.73  $  0.56  $  0.74  $  0.89
Number of accumulation units outstanding at end of period (000 omitted)             312      328      239      245      218      111
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.67  $  0.62  $  0.51  $  0.70  $  0.87  $  1.00
Accumulation unit value at end of period                                        $  0.65  $  0.67  $  0.62  $  0.51  $  0.70  $  0.87
Number of accumulation units outstanding at end of period (000 omitted)             613      587      486      519      321      266
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.67  $  0.66  $  0.53  $  0.74  $  0.95  $  1.00
Accumulation unit value at end of period                                        $  0.70  $  0.67  $  0.66  $  0.53  $  0.74  $  0.95
Number of accumulation units outstanding at end of period (000 omitted)           6,853    7,868    8,804    8,912   11,429    7,702
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.05  $  1.06  $  1.06  $  1.06  $  1.04  $  1.00
Accumulation unit value at end of period                                        $  1.07  $  1.05  $  1.06  $  1.06  $  1.06  $  1.04
Number of accumulation units outstanding at end of period (000 omitted)           1,254    1,285    1,462    2,532    2,106      317

*  The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 2.34% and 2.37%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.40  $  0.36  $  0.25  $  0.42  $  0.56  $  1.00
Accumulation unit value at end of period                                        $  0.42  $  0.40  $  0.36  $  0.25  $  0.42  $  0.56
Number of accumulation units outstanding at end of period (000 omitted)           1,913    2,281    2,845    3,066    3,231    2,319
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.34  $  1.30  $  1.22  $  1.14  $  1.08  $  1.00
Accumulation unit value at end of period                                        $  1.35  $  1.34  $  1.30  $  1.22  $  1.14  $  1.08
Number of accumulation units outstanding at end of period (000 omitted)             939      985    1,052    1,227      934      408
------------------------------------------------------------------------------------------------------------------------------------


56 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                2005     2004     2003     2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.56  $  0.54  $  0.42  $  0.57  $  0.75  $  1.00
Accumulation unit value at end of period                                        $  0.60  $  0.56  $  0.54  $  0.42  $  0.57  $  0.75
Number of accumulation units outstanding at end of period (000 omitted)             320      416      470      489      494      149
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.61  $  0.59  $  0.48  $  0.69  $  0.81  $  1.00
Accumulation unit value at end of period                                        $  0.63  $  0.61  $  0.59  $  0.48  $  0.69  $  0.81
Number of accumulation units outstanding at end of period (000 omitted)             600      881      967    1,112    1,872    1,483

*  AIM V.I. Premier Equity Fund Series, I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.62  $  0.59  $  0.48  $  0.68  $  0.90  $  1.00
Accumulation unit value at end of period                                        $  0.63  $  0.62  $  0.59  $  0.48  $  0.68  $  0.90
Number of accumulation units outstanding at end of period (000 omitted)              77      109      119      156      191       71
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.06  $  1.06  $  0.86  $  0.95  $  1.00       --
Accumulation unit value at end of period                                        $  1.26  $  1.06  $  1.06  $  0.86  $  0.95       --
Number of accumulation units outstanding at end of period (000 omitted)               1        1        1       10        3       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.24  $  1.15  $  0.92  $  0.91  $  1.00       --
Accumulation unit value at end of period                                        $  1.25  $  1.24  $  1.15  $  0.92  $  0.91       --
Number of accumulation units outstanding at end of period (000 omitted)              22       22       26       13       13       --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                  $  1.57  $  1.28  $  0.94  $  1.06  $  1.00       --
Accumulation unit value at end of period                                        $  1.82  $  1.57  $  1.28  $  0.94  $  1.06       --
Number of accumulation units outstanding at end of period (000 omitted)           1,376    1,002      621       42        8       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.39  $  1.24  $  0.96  $  0.98  $  0.99  $  1.00
Accumulation unit value at end of period                                        $  1.39  $  1.39  $  1.24  $  0.96  $  0.98  $  0.99
Number of accumulation units outstanding at end of period (000 omitted)             503      448      360      343      285      177
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  2.18  $  1.68  $  1.26  $  1.25  $  1.18  $  1.00
Accumulation unit value at end of period                                        $  2.43  $  2.18  $  1.68  $  1.26  $  1.25  $  1.18
Number of accumulation units outstanding at end of period (000 omitted)             179      154       90       58       11        2
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/1/2002)
Accumulation unit value at beginning of period                                  $  1.25  $  1.03  $  0.79  $  1.00       --       --
Accumulation unit value at end of period                                        $  1.34  $  1.25  $  1.03  $  0.79       --       --
Number of accumulation units outstanding at end of period (000 omitted)             450      471      247        4       --       --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.52  $  0.48  $  0.35  $  0.50  $  0.60  $  1.00
Accumulation unit value at end of period                                        $  0.54  $  0.52  $  0.48  $  0.35  $  0.50  $  0.60
Number of accumulation units outstanding at end of period (000 omitted)           1,089    1,247      982      331      348      258
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                  $  1.38  $  1.25  $  1.02  $  1.17  $  1.11  $  1.00
Accumulation unit value at end of period                                        $  1.51  $  1.38  $  1.25  $  1.02  $  1.17  $  1.11
Number of accumulation units outstanding at end of period (000 omitted)           5,530    5,447    3,579      123       41        3
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                  $  2.28  $  1.84  $  1.46  $  1.56  $  1.41  $  1.00
Accumulation unit value at end of period                                        $  2.53  $  2.28  $  1.84  $  1.46  $  1.56  $  1.41
Number of accumulation units outstanding at end of period (000 omitted)             937      431      147      125      110       37
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                  $  0.88  $  0.78  $  0.61  $  0.79  $  0.91  $  1.00
Accumulation unit value at end of period                                        $  0.92  $  0.88  $  0.78  $  0.61  $  0.79  $  0.91
Number of accumulation units outstanding at end of period (000 omitted)             171      282      210      204      212      144
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                  $  0.86  $  0.79  $  0.65  $  0.84  $  1.02  $  1.00
Accumulation unit value at end of period                                        $  0.91  $  0.86  $  0.79  $  0.65  $  0.84  $  1.02
Number of accumulation units outstanding at end of period (000 omitted)              49       54       60       68       87       57
------------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 57

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                             2005    2004    2003    2002   2001   2000
---------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                $ 0.82  $ 0.64  $ 0.48  $ 0.63 $ 0.85 $ 1.00
Accumulation unit value at end of period                                      $ 0.94  $ 0.82  $ 0.64  $ 0.48 $ 0.63 $ 0.85
Number of accumulation units outstanding at end of period (000 omitted)          290     358     415     453    567    366
---------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                $ 1.26  $ 1.07  $ 0.77  $ 1.00     --     --
Accumulation unit value at end of period                                      $ 1.41  $ 1.26  $ 1.07  $ 0.77     --     --
Number of accumulation units outstanding at end of period (000 omitted)          462     327     229      --     --     --
---------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                $ 1.26  $ 1.19  $ 1.03  $ 1.00     --     --
Accumulation unit value at end of period                                      $ 1.27  $ 1.26  $ 1.19  $ 1.03     --     --
Number of accumulation units outstanding at end of period (000 omitted)        5,202   3,248   1,819      --     --     --
---------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                                $ 1.03  $ 0.97  $ 0.84  $ 1.00     --     --
Accumulation unit value at end of period                                      $ 1.14  $ 1.03  $ 0.97  $ 0.84     --     --
Number of accumulation units outstanding at end of period (000 omitted)          155     148     132      33     --     --
---------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                $ 0.68  $ 0.60  $ 0.47  $ 0.59  $0.75  $1.00
Accumulation unit value at end of period                                      $ 0.76  $ 0.68  $ 0.60  $ 0.47  $0.59  $0.75
Number of accumulation units outstanding at end of period (000 omitted)        1,024   1,360   1,054     666    730    499
---------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                                $ 0.50  $ 0.43  $ 0.33  $ 0.48  $0.73  $1.00
Accumulation unit value at end of period                                      $ 0.55  $ 0.50  $ 0.43  $ 0.33  $0.48  $0.73
Number of accumulation units outstanding at end of period (000 omitted)          495     657     650     608    668    384
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                $ 1.39  $ 1.20  $ 0.86  $ 1.08  $1.08  $1.00
Accumulation unit value at end of period                                      $ 1.55  $ 1.39  $ 1.20  $ 0.86  $1.08  $1.08
Number of accumulation units outstanding at end of period (000 omitted)        2,404     286     196      36     34      3
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                $ 1.12  $ 1.02  $ 0.83  $ 0.90  $0.88  $1.00
Accumulation unit value at end of period                                      $ 1.15  $ 1.12  $ 1.02  $ 0.83  $0.90  $0.88
Number of accumulation units outstanding at end of period (000 omitted)        1,528     436     245     216    178     62
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                $ 0.68  $ 0.65  $ 0.51  $ 0.67  $0.83  $1.00
Accumulation unit value at end of period                                      $ 0.71  $ 0.68  $ 0.65  $ 0.51  $0.67  $0.83
Number of accumulation units outstanding at end of period (000 omitted)        4,651   2,949     133      79    101     13

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large
      Cap Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                $ 0.67  $ 0.66  $ 0.54  $ 0.70  $0.86  $1.00
Accumulation unit value at end of period                                      $ 0.67  $ 0.67  $ 0.66  $ 0.54  $0.70  $0.86
Number of accumulation units outstanding at end of period (000 omitted)          609     675     647     363    701    483

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large
      Cap Equity Fund on March 17, 2006.
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                $ 1.13  $ 1.14  $ 1.15  $ 1.10  $1.05  $1.00
Accumulation unit value at end of period                                      $ 1.13  $ 1.13  $ 1.14  $ 1.15  $1.10  $1.05
Number of accumulation units outstanding at end of period (000 omitted)        1,464   2,105   1,933   1,155    592    331
---------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                $ 1.14  $ 0.98  $ 0.67  $ 0.82  $0.90  $1.00
Accumulation unit value at end of period                                      $ 1.17  $ 1.14  $ 0.98  $ 0.67  $0.82  $0.90
Number of accumulation units outstanding at end of period (000 omitted)           46      47      47      37     43     39
---------------------------------------------------------------------------------------------------------------------------


58 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                          2005     2004     2003     2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                            $  1.26  $  1.07  $  0.79  $  1.00       --       --
Accumulation unit value at end of period                                  $  1.31  $  1.26  $  1.07  $  0.79       --       --
Number of accumulation units outstanding at end of period (000 omitted)     2,494      926       92       --       --       --
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.00  $  0.93  $  0.77  $  0.90  $  0.98  $  1.00
Accumulation unit value at end of period                                  $  1.03  $  1.00  $  0.93  $  0.77  $  0.90  $  0.98
Number of accumulation units outstanding at end of period (000 omitted)       990    1,418    1,415    1,505    1,685    1,029
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.01  $  0.92  $  0.75  $  1.00  $  1.09  $  1.00
Accumulation unit value at end of period                                  $  1.02  $  1.01  $  0.92  $  0.75  $  1.00  $  1.09
Number of accumulation units outstanding at end of period (000 omitted)       277      462      369      366      378      302
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.13  $  1.03  $  0.83  $  1.05  $  1.12  $  1.00
Accumulation unit value at end of period                                  $  1.17  $  1.13  $  1.03  $  0.83  $  1.05  $  1.12
Number of accumulation units outstanding at end of period (000 omitted)       679      518      534      482      466      123
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                            $  0.77  $  0.72  $  0.55  $  0.73  $  0.89  $  1.00
Accumulation unit value at end of period                                  $  0.83  $  0.77  $  0.72  $  0.55  $  0.73  $  0.89
Number of accumulation units outstanding at end of period (000 omitted)        84      104       73       43        2       --
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.65  $  0.61  $  0.50  $  0.69  $  0.87  $  1.00
Accumulation unit value at end of period                                  $  0.63  $  0.65  $  0.61  $  0.50  $  0.69  $  0.87
Number of accumulation units outstanding at end of period (000 omitted)       157      164      148      160      172      117
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.66  $  0.65  $  0.52  $  0.74  $  0.95  $  1.00
Accumulation unit value at end of period                                  $  0.68  $  0.66  $  0.65  $  0.52  $  0.74  $  0.95
Number of accumulation units outstanding at end of period (000 omitted)     4,021    2,058    2,317    2,440    2,335    1,454
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND* (3/3/2000)
Accumulation unit value at beginning of period                            $  1.02  $  1.03  $  1.04  $  1.04  $  1.02  $  1.00
Accumulation unit value at end of period                                  $  1.03  $  1.02  $  1.03  $  1.04  $  1.04  $  1.02
Number of accumulation units outstanding at end of period (000 omitted)       318      383      894    1,193    1,236      668

*     The 7-day simple and compound yields for Wells Fargo Advantage VT Money Market Fund at Dec. 31, 2005 were 1.88% and
      1.90%, respectively.
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  0.39  $  0.35  $  0.25  $  0.41  $  0.56  $  1.00
Accumulation unit value at end of period                                  $  0.41  $  0.39  $  0.35  $  0.25  $  0.41  $  0.56
Number of accumulation units outstanding at end of period (000 omitted)       374      654      660      655      712      393
-------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                            $  1.30  $  1.27  $  1.19  $  1.12  $  1.06  $  1.00
Accumulation unit value at end of period                                  $  1.30  $  1.30  $  1.27  $  1.19  $  1.12  $  1.06
Number of accumulation units outstanding at end of period (000 omitted)     1,402    1,115    1,012    1,004      997      793
-------------------------------------------------------------------------------------------------------------------------------


WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS 59

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ............................................  p. 3
Rating Agencies ........................................................  p. 4
Revenues Received During Calendar Year 2005 ............................  p. 4
Principal Underwriter...................................................  p. 5
Independent Registered Public Accounting Firm ..........................  p. 5
Condensed Financial Information (Unaudited) ............................  p. 6
Financial Statements


60 WELLS FARGO ADVANTAGE VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

44223 L (1/07)

Part B.

The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature((SM)) Select Variable Annuity and RiverSource Signature((SM)) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

Part C.

Item 24.     Financial Statements and Exhibits

     (a)  Financial Statements included in Part B of this Registration
          Statement:

          American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account)
               Report of Independent Registered Public Accounting Firm dated March 31, 2006
               Statements of Assets and Liabilities for the year ended
               Dec. 31, 2005
               Statements of Operations for the year ended Dec. 31, 2005 Statements of Changes in Net Assets for the two years ended Dec. 31, 2005
               Notes to Financial Statements

          IDS Life Insurance Company (name subsequently changed to RiverSource
               Life Insurance Company)
               Report of Independent Registered Public Accounting Firm dated March 31, 2006
               Consolidated Statements of Assets and Liabilities for the two years ended Dec. 31, 2005
               Consolidated Statements of Operations for the three years ended Dec. 31, 2005
               Consolidated Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
               Notes to Consolidated Financial Statements

     (b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 10 subaccounts dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, filed on or about Aug. 27, 1997, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated June 17, 1998, filed electronically as Exhibit 1.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 12 to Registration Statement No. 33-54471, filed on or about Aug. 24, 1998, is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 16 subaccounts dated Jan. 20, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about Feb. 16, 1999, is incorporated by reference.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 37 subaccounts dated June 29, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about July 8, 1999, is incorporated by reference.

1.6 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 236 subaccounts dated Sept. 8, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

1.7 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999, is incorporated by reference.

1.8 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 15 subaccounts dated Feb. 2, 2000, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about Feb. 11, 2000, is incorporated by reference.

1.9 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account dated April 25, 2000, filed electronically as Exhibit
          1.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 5 to Registration Statement No. 333-85567 filed on or about April 28, 2000, is incorporated by reference.

1.10 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 1 subaccount dated April 25, 2000, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 3 to Registration Statement No. 333-74865, filed on or about April 27, 2001, is incorporated by reference.

1.11 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-85567, filed on or about April 30, 2001, is incorporated by reference.

1.12 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 12 subaccounts dated Sept. 29, 2000, filed electronically as Exhibit 1.12 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.13 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 85 subaccounts dated Feb. 5, 2002, filed electronically as Exhibit 1.13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.14 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 109 subaccounts dated April 17, 2002, filed electronically as Exhibit 1.14 to Registrant's Post-Effective Amendment No. 11 to Registration Statement No. 333-85567, filed on or about April 25, 2002, is incorporated by reference.

1.15 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 229 subaccounts dated July 1, 2002, filed electronically as Exhibit 1.15 to the American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-92297, is incorporated by reference.

1.16 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 339 subaccounts dated December 16, 2002, filed electronically as Exhibit 1.16 to Post-Effective Amendment No. 3 to Registration Statement No. 811-7195, filed on or about December 20, 2002, is incorporated by reference.

1.17 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated April 1, 2003 filed electronically as Exhibit 1.17 to Registrant's Post-Effective Amendment No. 12 to Registration Statement No. 333-85567 filed on or about April 24, 2003 is incorporated by reference.

1.18 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 183 subaccounts dated October 29, 2003 filed electronically as Exhibit 1.18 to Registrant's Post-Effective Amendment No. 15 to Registration Statement No. 333-92297 filed on or about October 30, 2003 is incorporated by reference.

1.19 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 973 subaccounts dated April 26, 2004 filed electronically as Exhibit 1.19 to Registrant's Post-Effective Amendment No. 9 to Registration Statement No. 333-74865 filed on or April 27, 2004 is incorporated by reference.

1.20 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing an additional subaccount within the separate account that will invest in RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund dated April 24, 2006 filed electronically as Exhibit 1.20 to Registrant's Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 is incorporated by reference.

1.21 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.        Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

3.2       Not applicable.

4.1 Form of Deferred Annuity Contract for the American Express Signature One Variable Annuity (form 240180), filed electronically as Exhibit
          4.1 to Registrant's Post-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Dec. 8, 1999, is incorporated by reference.

4.2 Form of Deferred Annuity Contract for the Wells Fargo Advantage Variable Annuity (form 44209), filed electronically as Exhibit 4.1 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.3 Form of Deferred Annuity Contract for the Wells Fargo Advantage Builder Variable Annuity (form 44210), filed electronically as Exhibit
          4.2 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.4 Form of Enhanced Death Benefit Rider for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (form 44213), filed electronically as Exhibit 4.3 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.5 Form of Guaranteed Minimum Income Benefit Rider for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (form 44214), filed electronically as Exhibit 4.4 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.6 Form of Guaranteed Minimum Income Benefit Rider (6% Accumulation Benefit Base) for the American Express Signature One Variable Annuity (form 240186), filed electronically as Exhibit 4.2 to Registrant's Post-Effective Amendment No. 3 to Registrant Statement No. 333-85567 filed on or about Feb. 11, 2000, is incorporated by reference.

4.7 Form of 5% Accumulation Death Benefit Rider for the American Express Signature One Variable Annuity (form 240183), filed electronically as
          Exhibit 4.3 to Registrant's Post-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Dec. 8, 1999, is incorporated by reference.

4.8 Form of 8% Performance Credit Rider for the American Express Signature One Variable Annuity (form 240187), filed electronically as Exhibit
          4.4 to Registrant's Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999, is incorporated by reference.

4.9 Form of Disability Waiver of Withdrawal Charges Rider for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (form 44215), filed electronically as Exhibit 4.5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.10 Form of Unemployment Waiver of Withdrawal Charges Rider for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (form 44216), to Registrant's Pre-Effective No. 1 Amendment to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.11 Form of Roth IRA Endorsement for the Wells Fargo Advantage Variable Annuity, the Wells Fargo Advantage Builder Variable Annuity and the American Express Signature One Variable Annuity (form 43094) filed electronically as Exhibit 4.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.12 Form of SEP-IRA for the Wells Fargo Advantage Variable Annuity, the Wells Fargo Advantage Builder Variable Annuity and the American Express Signature One Variable Annuity (form 43412) filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated by reference.

4.13 Form of Value Option Return of Purchase Payment Death Benefit Rider for the American Express Signature One Variable Annuity (form 240182), filed electronically as Exhibit 4.13 to Registrant's Post-Effective Amendment No. 5 to Registration Statement No. 333-85567 filed on or about April 28, 2000, is incorporated by reference.

4.14 Form of TSA Endorsement for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (form 43413), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777 on form N-4, filed on or about July 8, 1999, is incorporated by reference.

4.15 Form of Benefit Protector Death Benefit Rider for the Wells Fargo Advantage Variable Annuity, the Wells Fargo Advantage Builder Variable Annuity and the American Express Signature One Variable Annuity (form 271155), filed electronically as Exhibit 4.15 to Registrant's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.16 Form of Benefit Protector Plus Death Benefit Rider for the Wells Fargo Advantage Variable Annuity, the Wells Fargo Advantage Builder Variable Annuity and the American Express Signature One Variable Annuity (form 271156), filed electronically as Exhibit 4.16 to Registrant's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.17 Form of TSA Endorsement for the Wells Fargo Advantage Variable Annuity, the Wells Fargo Advantage Builder Variable Annuity and the American Express FlexChoice Variable Annuity (form 43413), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777 on form N-4, filed on or about July 8, 1999, is incorporated by reference.

4.18 Form of Traditional IRA or SEP-IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.19      Form of Roth IRA Endorsement (form 272109) filed electronically as
          Exhibit 4.12 to Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.20 Form of Variable Annuity Unisex Endorsement (form 272110) filed electronically as Exhibit 4.13 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.21 Form of Maximum Anniversary Value Death Benefit Rider (form 272869) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.22 Form of 5% Accumulation Death Benefit Rider (form 272870) filed electronically as Exhibit 4.12 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.23 Form of Enhanced Death Benefit Rider (form 272871) filed electronically as Exhibit 4.13 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.24 Form of Guaranteed Minimum Income Benefit Rider (Maximum Anniversary Value Benefit Base)(form 272872) filed electronically as Exhibit 4.14 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.25 Form of Guaranteed Minimum Income Benefit Rider (5% Accumulation Benefit Base)(form 272873) filed electronically as Exhibit 4.15 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.26 Form of Guaranteed Minimum Income Benefit Rider (Greater of Maximum Anniversary Value Benefit Base and 5% Accumulation Benefit Base)(form 272874) filed electronically as Exhibit 4.16 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.27 Form of Guaranteed Minimum Withdrawal Benefit Rider (The Guarantor(SM) Withdrawal Benefit Rider)(form 272875) filed electronically as Exhibit
          4.17 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about Feb. 2, 2004 is incorporated by reference.

4.28 Form of Deferred Variable Annuity Contract (Form 272876 DPSGI) filed electronically as Exhibit 4.28 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-85567 filed on or about February 11, 2004 is incorporated by reference.

4.29 Form of Deferred Variable Annuity Contract (Form 272876 DPWF6) filed electronically as Exhibit 4.29 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-85567 filed on or about February 11, 2004 is incorporated by reference.

4.30 Form of Deferred Variable Annuity Contract (Form 272876 DPWF8) filed electronically as Exhibit 4.30 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-85567 filed on or about February 11, 2004 is incorporated by reference.

4.31 Form of Guaranteed Minimum Withdrawal Benefit Rider (form 273567) filed as Exhibit 4.22 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.32 Form of Guaranteed Minimum Accumulation Benefit Rider (form 273568) filed electronically as Exhibit 4.23 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.33      Form of Annuity Endorsement (form 273566) filed electronically as
          Exhibit 4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.34 Form of Guaranteed Minimum Lifetime Withdrawal Benefit Rider (Guarantor Withdrawal Benefit for Life(SM) Rider) (Form 273959) filed electronically as Exhibit 4.22 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 filed on or about April 28, 2006, is incorporated by reference.

4.35      Form of Guarantor(SM) Withdrawal Benefit (form 273567-E) filed as
          Exhibit 4.26 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 30 to Registration Statement No. 333-92297 filed on or about August 25, 2006 is incorporated by reference.

4.36      Form of Guarantor(SM) Withdrawal Benefit (form 272875-E) filed as
          Exhibit 4.27 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 30 to Registration Statement No. 333-92297 filed on or about August 25, 2006 is incorporated by reference.

4.37      Form of Annuity Contract (form 272876) filed electronically as
          Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.38 Form of Fixed and Variable Annuity Contract - RVSL (form 273954) filed electronically as Exhibit 4.37 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.38 Form of Fixed and Variable Annuity Contract - AEL (form 273954) filed electronically as Exhibit 4.38 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.39 Form of Contract Data Pages - RVSL (form 273954DPSG1) is filed electronically herein.

4.40 Form of Contract Data Pages - AEL (form 273954DPSG1) is filed electronically herein.

4.41 Form of Contract Data Pages - RVSL (form 273954DPWFB) is filed electronically herein.

4.42 Form of Contract Data Pages - AEL (form 273954DPWFB) is filed electronically herein.

4.43 Form of Unisex Traditional and SEP IRA Endorsement (form 43412) filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, on or about Aug 4, 1999, is incorporated by reference.

4.44      Form of TSA Endorsement - RVSL (form 272865) filed electronically as
          Exhibit 4.30 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.45      Form of TSA Endorsement - AEL (form 272865) filed electronically as
          Exhibit 4.31 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.46 Form of 401 Plan Endorsement - RVSL (form 272866) filed electronically as Exhibit 4.32 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.47 Form of 401 Plan Endorsement - AEL (form 272866) filed electronically as Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.48      Form of Unisex Endorsement (form 272867) filed electronically as
          Exhibit 4.32 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.49 Form of Pre-election endorsement (form 273566) filed electronically as Exhibit 4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 on or about Jan. 28, 2005 is incorporated by reference.

4.50      Form of MAV GMIB Rider -RVSL (form 273961) filed electronically as
          Exhibit 4.40 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.51      Form of MAV GMIB Rider - AEL (form 273961) filed electronically as
          Exhibit 4.41with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.52      Form of 5% GMIB Rider - RVSL (form 273962) filed electronically as
          Exhibit 4.42 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.53      Form of 5% GMIB Rider - AEL (form 273962) filed electronically as
          Exhibit 4.43 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.54 Form of Greater of MAV or 5% GMIB Rider - RVSL (form 273963) filed electronically as Exhibit 4.44 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.55 Form of Greater of MAV or 5% GMIB Rider - AEL (form 273963) filed electronically as Exhibit 4.45 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.56 Form of Unisex Endorsement - RVSL (form 273964) filed electronically as Exhibit 4.46 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.57 Form of Unisex Endorsement - AEL (form 273964) filed electronically as Exhibit 4.47 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.58 Form of 5% Death Benefit Rider - RVSL (form 273965) filed electronically as Exhibit 4.48 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.59 Form of 5% Death Benefit Rider - AEL (form 273965) filed electronically as Exhibit 4.49 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.60 Form of Greater of MAV or 5% Death Benefit Rider - RVSL (form 273966) filed electronically as Exhibit 4.50 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.61 Form of Greater of MAV or 5% Death Benefit Rider - AEL (form 273966) filed electronically as Exhibit 4.51 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5.1 Form of Variable Annuity Application for the American Express Signature One Variable Annuity (form 240181), filed electronically as
          Exhibit 5 to Registrant's Post-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Dec. 8, 1999 is incorporated by reference.

5.2 Form of Variable Annuity Application for the Wells Fargo Advantage Variable Annuity and the Wells Fargo Advantage Builder Variable Annuity (Form 44211) filed electronically as Exhibit 5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Nov. 4, 1999 is incorporated by reference.

5.3 Form of Variable Annuity Application - Signature One (form 270235) to be filed by amendment.

5.4 Form of Variable Annuity Application - WF Advantage et al (form 271492) is filed electronically herein.

5.5 Form of Variable Annuity Application - Signature One (form 271844) is filed electronically herein.

5.6 Form of Variable Annuity Application - Signature One Select (form 272879) is filed electronically herein.

5.7 Form of Variable Annuity Application - WF Advantage Select et al (form 272880) filed electronically as Exhibit 5.14 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource(SM) New Solutions Variable Annuity, RiverSource Innovations(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity, RiverSource Innovations(SM) Classic Variable Annuity, RiverSource Innovations(SM) Classic Select Variable Annuity, RiverSource Endeavor Select(SM) Variable Annuity, Evergreen New Solutions Variable Annuity, Evergreen New Solutions Select Variable Annuity, Evergreen Essential(SM) Variable Annuity, Wells Fargo Advantage(R) Select Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5.8 Form of Variable Annuity Application - Signature One Select (form 273631) is filed electronically herein.

5.9 Form of Variable Annuity Application - WF Advantage Select et al (form 273632) filed electronically as Exhibit 5.19 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource(SM) New Solutions Variable Annuity, RiverSource Innovations(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity, RiverSource Innovations(SM) Classic Variable Annuity, RiverSource Innovations(SM) Classic Select Variable Annuity, RiverSource Endeavor Select(SM) Variable Annuity, Evergreen New Solutions Variable Annuity, Evergreen New Solutions Select Variable Annuity, Evergreen Essential(SM) Variable Annuity, Wells Fargo Advantage(R) Select Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5.10 Form of Variable Annuity Application - Signature One Select - RVSL (from 273968) is filed electronically herein.

5.11 Form of Variable Annuity Application - Signature One Select - AEL (from 273968) is filed electronically herein.

5.12 Form of Variable Annuity Application - WF Advantage Select et al (form 273969) filed electronically as Exhibit 5.24 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource(SM) New Solutions Variable Annuity, RiverSource Innovations(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity, RiverSource Innovations(SM) Classic Variable Annuity, RiverSource Innovations(SM) Classic Select Variable Annuity, RiverSource Endeavor Select(SM) Variable Annuity, Evergreen New Solutions Variable Annuity, Evergreen New Solutions Select Variable Annuity, Evergreen Essential(SM) Variable Annuity, Wells Fargo Advantage(R) Select Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006 filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

7.        Not applicable.

8.1 Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to American Enterprise Life Personal Portfolio Plus 2's Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated by reference.

8.2 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.3 Copy of Participation Agreement by and among Baron Capital Funds Trust and BAMCO, Inc. and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(j) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.4 (a) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(a) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.4  (b)  Copy of Participation Agreement among Variable Insurance Products
          Fund III, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(b) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.4 (c) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated July 15, 2002, filed electronically as
          Exhibit 8.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 333-92297, filed on or about October 21, 2002, is incorporated by reference.

8.5 Copy of Amended and Restated Participation Agreement dated June 9, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman, Sachs & Co. filed herewith as Exhibit 27(h)(24) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.6 Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Apsen Series filed electronically as Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.7 Copy of Participation Agreement by and among American Enterprise Life Insurance Company, American Express Financial Advisors Inc., Lazard Asset Management, and Lazard Retirement Series, Inc., dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(l) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.8 Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(m) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.9 Copy of Participation Agreement by and among Royce Capital Fund and Royce & Associates, Inc. and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(o) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.10 Copy of Amended and Restated Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, Credit Suisse Trust, Credit Suisse Asset Management, LLC. and Credit Suisse Asset Management Securities, Inc. filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.11 Copy of Participation Agreement among Oppenheimer Trust and American Enterprise Life Insurance Company, dated October 30, 1997, filed electronically as Exhibit 8.4 to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.12 Copy of Participation Agreement by and among Wanger Advisors Trust, Liberty Wanger Asset Management, L.P. and American Enterprise Life Insurance Company, dated August 30, 1999, filed electronically as
          Exhibit 8.12 to Registrant's Post-Effective Amendment No. 11 filed on or about April 25, 2002 is incorporated by reference.

8.13 Copy of Participation Agreement by and among Wells Fargo Variable Trust, American Enterprise Life Insurance Company and Stephens Inc., dated March 3, 2000, filed electronically as Exhibit 8.13 to Registrant's Post-Effective Amendment No. 11 filed on or about April 25, 2002 is incorporated by reference.

8.14 Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h) (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.15 Copy of Fund Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, The Dreyfus Corporation, Dreyfus Variable Investment Fund, and Dreyfus Investment Portfolios filed electronically as Exhibit
          8.7 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.16 Copy of Participation Agreement by and among Wells Fargo Variable Trust, American Enterprise Life Insurance Company and Stephens Inc., dated March 30, 2000, filed electronically as Exhibit 8.7 to Post-Effective Amendment No. 3 to Registration Statement No. 333-73958, filed on or about December 20, 2002, is incorporated by reference.

8.17 Copy of Amended and Restated Participation Agreement dated October 12, 2006, by and among Third Avenue Variable Series Trust, Third Avenue Management LLC, American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as Exhibit 27(h)(18) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.18 Copy of Amended and Restated Fund Participation Agreement dated September 1, 2006, between American Enterprise Life Insurance Company and J.P. Morgan Series Trust II filed electronically as
          Exhibit 8.14 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature Select Variable Annuity and RiverSource Signature Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

8.19 Copy of Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and American Enterprise Life Insurance Company dated as of August 1, 2005 filed as Exhibit 8.15 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 filed on or about April 28, 2006, is incorporated by reference.

8.20 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as
          Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.21 Copy of Fund Participation Agreement dated May 1, 2006 among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.17 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature Select Variable Annuity and RiverSource Signature Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

8.22 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 27(h) (16) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.23 Copy of Amended and Restated Participation Agreement dated May 1, 2006, among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as
          Exhibit 8.26 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10.1 Consent of Independent Registered Public Accounting Firm for RiverSource Signature(SM) One Variable Annuity is filed electronically herewith.

10.2 Consent of Independent Registered Public Accounting Firm for RiverSource Signature(SM) One Select Variable Annuity is filed electronically herewith.

10.3 Consent of Independent Registered Public Accounting Firm for Wells Fargo Advantage(R) Variable Annuity is filed electronically herewith.

10.4 Consent of Independent Registered Public Accounting Firm for Wells Fargo Advantage(R) Builder Variable Annuity is filed electronically herewith.

10.5 Consent of Independent Registered Public Accounting Firm for Wells Fargo Advantage(R) Builder Select Variable Annuity is filed electronically herewith.

11.       None.

12.       Not applicable.

13.1 Power of Attorney to sign Amendment to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.

Item 25. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27.  Number of Contract owners

          As of Oct. 31, 2006 there were 54,730 nonqualified and qualified contracts of contract owners.

Item 28.  Indemnification

The amended By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

There are agreements in place under which the underwriter and affiliated persons of the depositor or registrant may be indemnified against liabilities arising out of acts or omissions in connection with the offer of the contracts; provided however, that no such indemnity will be made to the underwriter or affiliated persons of the depositor or registrant for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(c)

Ameriprise Financial Services, Inc., the principal underwriter during the Registrant's last fiscal year, was paid the following commissions:

                        NET UNDERWRITING
NAME OF PRINCIPAL       DISCOUNTS AND         COMPENSATION ON      BROKERAGE
UNDERWRITER             COMMISSIONS           REDEMPTION           COMMISSIONS           COMPENSATION
Ameriprise              $62,840,453           None                 None                  None
Financial Services,
Inc.

Item 30.  Location of Accounts and Records

          RiverSource Life Insurance Company (previously
          American Enterprise Life Insurance Company)
          829 Ameriprise Financial Center
          Minneapolis, MN 55474

Item 31.  Management Services

          Not applicable.

Item 32.  Undertakings

           (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

           (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

           (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

           (e) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1988). Further, Registrant represents that it has complied with the provisions of paragraphs (1) - (4) of that no-action letter.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.


                           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (previously AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
                                  (Registrant)

                           By RiverSource Life Insurance Company (previously
                              American Enterprise Life Insurance Company)
                                    (Sponsor)

                           By /s/ Timothy V. Bechtold*
                              -----------------------
                                  Timothy V. Bechtold


As required by the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.


Signature                                 Title


/s/  Gumer C. Alvero*                         Director and Executive Vice
------------------------------------          President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                     Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*                        Director, Executive
------------------------------------          Vice President and
     Brian J. McGrane                         Chief Financial Officer

/s/  Kevin E. Palmer*                         Director, Vice President and
-----------------------------------           Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*                     Chairman of the Board and
------------------------------------          Chief Executive Officer
     Mark E. Schwarzmann                      (Chief Executive Officer)

/s/  Bridget M. Sperl*                        Executive Vice President -
------------------------------------          Client Services
     Bridget M. Sperl

/s/  David K. Stewart*                        Vice President and Controller
------------------------------------          (Principal Accounting Officer)
     David K. Stewart

* Signed pursuant to Power of Attorney dated Jan. 2, 2007 filed electronically as Exhibit 13.1, to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007, by:


/s/  Mary Ellyn Minenko
-----------------------
     Mary Ellyn Minenko
     Assistant General Counsel

CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 35 TO REGISTRATION STATEMENT NO. 811-7195

This Registration Statement is comprised of the following papers and documents:

The cover page.

Part A.

          The prospectuses for:

          RiverSource Signature(SM) Variable Annuity
          RiverSource Signature(SM) One Select Variable Annuity
          Wells Fargo Advantage(R) Builder Variable Annuity
          Wells Fargo Advantage(R) Builder Select Variable Annuity Wells Fargo Advantage(R) Variable Annuity

Part B.

          The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature((SM)) Select Variable Annuity and RiverSource Signature((SM)) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.


Part C.

     Other Information.

     The signatures.

     Exhibits